Exhibit 99.1

UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

for the period ended June 30, 2019

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

In thousands of US Dollars — ThUS$

INDEX

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Consolidated Statements of Financial Position	F-4
Unaudited Interim Consolidated Statements of Comprehensive Income	F-6
Unaudited Interim Consolidated Statements of Changes in Equity	F-8
Unaudited Interim Consolidated Statements of Direct Cash Flows	F-9
Notes to the Unaudited Interim Consolidated Financial Statements	F-10

	In thousands	Descriptions
US$	ThUS$	U.S. Dollars
CLP	ThCh$	Chilean peso
EUR	Th€	Euro
ARS	ThARS	Argentine peso
BRL	ThBRL	Brazilian reals
COP	ThCOP	Colombian peso
PEN	ThPEN	Peruvian sol
UF		Unidad de Fomento
UTM		Unidad Tributaria Mensual
UTA		Unidad Tributaria Anual

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of June 30, 2019 and December 31, 2018

(In thousands of US Dollars — ThUS$)

		6-30-2019 (Unaudited)	12-31-2018
ASSETS	Note	ThUS$	ThUS$

CURRENT ASSETS

Cash and cash equivalents	8	1,409,450	1,904,285
Other current financial assets	9	236,405	210,393
Other current non-financial assets	10	400,264	307,732
Trade and other current receivables	11	3,859,341	3,551,022
Current accounts receivable from related parties	12	12,935	14,337
Inventories	13	383,380	339,398
Current tax assets	14	59,307	50,994
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		6,361,082	6,378,161

Non-current assets or disposal groups held for sale or for distribution to owners	5.1	5,916	5,825
Total non-current assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		5,916	5,825

TOTAL CURRENT ASSETS		6,366,998	6,383,986

NON-CURRENT ASSETS

Other non-current financial assets	9	2,992,818	2,796,475
Other non-current non-financial assets	10	2,915,927	1,140,708
Trade and other non-current receivables	11	759,562	906,508
Non-current accounts receivable from related parties	12	1,327	1,652
Investments accounted for using the equity method	15	1,709	2,596
Intangible assets other than goodwill	16	5,866,507	5,827,289
Goodwill	17	1,226,664	1,205,570
Property, plant and equipment	18	9,122,368	8,686,827
Investment property		10,795	11,708
Deferred tax assets	19	447,030	433,037

TOTAL NON-CURRENT ASSETS		23,344,707	21,012,370

TOTAL ASSETS		29,711,705	27,396,356

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of June 30, 2019 and December 31, 2018

(In thousands of US Dollars — ThUS$)

		6-30-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	Note	ThUS$	ThUS$

CURRENT LIABILITIES

Other current financial liabilities	20	1,566,978	1,648,099
Trade and other current payables	23	3,785,268	4,116,247
Current accounts payable to related parties	12	2,981,445	2,996,668
Other current provisions	24	266,949	422,863
Current tax liabilities	14	127,511	192,924
Other current non-financial liabilities	10	270,715	270,120
Total current liabilities other than those associated with groups of liabilities for disposal classified as held for sale or distribution to owners		8,998,866	9,646,921

Total non-current liabilities other than those associated with groups of liabilities for disposal classified as held for sale	5.1	3,895	3,835
Total non-current liabilities other than those associated with groups of liabilities for disposal classified as held for sale or distribution to owners		3,895	3,835

TOTAL CURRENT LIABILITIES		9,002,761	9,650,756

NON-CURRENT LIABILITIES

Other non-current financial liabilities	20	5,406,185	4,621,868
Trade and other non-current payables	23	2,701,488	933,056
Other long-term provisions	24	1,058,801	1,363,976
Deferred tax liabilities	19	624,407	546,070
Non-current provisions for employee benefits	25	1,336,779	1,343,507
Other non-current non-financial liabilities	10	104,585	105,223

TOTAL NON-CURRENT LIABILITIES		11,232,245	8,913,700

TOTAL LIABILITIES		20,235,006	18,564,456

EQUITY
Issued capital	26.1.1	6,763,296	6,763,204
Retained earnings		5,265,956	4,841,687
Other reserves	26.5	(4,764,441)	(4,880,883)
Equity attributable to shareholders of Enel Américas		7,264,811	6,724,008

Non-controlling interests	26.6	2,211,888	2,107,892

TOTAL EQUITY		9,476,699	8,831,900

TOTAL LIABILITIES AND EQUITY		29,711,705	27,396,356

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the six month periods ended June 30, 2019 and 2018

(In thousands of US Dollars — ThUS$)

		For the six month periods ended		For the three month periods ended
STATEMENTS OF COMPREHENSIVE INCOME		6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Profit (loss)	Note	ThUS$	ThUS$	ThUS$	ThUS$
Revenues	27	6,493,377	5,462,802	3,124,583	2,916,068
Other operating income	27	734,792	401,591	517,047	214,422
Revenues and Other Operating Income		7,228,169	5,864,393	3,641,630	3,130,490

Raw materials and consumables used	28	(4,213,254)	(3,398,909)	(2,005,465)	(1,894,779)
Contribution Margin		3,014,915	2,465,484	1,636,165	1,235,711

Other work performed by the entity and capitalized		85,826	85,411	42,129	46,299
Employee benefits expenses	29	(431,950)	(419,839)	(219,137)	(219,659)
Depreciation and amortization expense	30	(480,376)	(340,252)	(242,232)	(173,604)
Impairment loss recognized in the period’s profit or loss	30	(123,746)	(63,502)	(75,136)	(40,691)
Other expenses	31	(598,497)	(478,799)	(298,008)	(230,179)
Operating income		1,466,172	1,248,503	843,781	617,877

Other gains (losses)		161	684	161	496
Financial income	32	244,462	162,874	125,360	89,815
Financial costs	32	(657,332)	(496,840)	(315,587)	(293,918)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	15	607	1,439	1,088	944
Foreign currency exchange differences	32	61,031	117,463	13,367	115,052
Gains (losses) from indexed assets and liabilities (*)	32	86,159	—	61,135	—

Income before taxes		1,201,260	1,034,123	729,305	530,266
Income tax expenses	19	(373,796)	(373,643)	(217,835)	(203,222)
NET INCOME		827,464	660,480	511,470	327,044

Net income attributable to:
Shareholders of Enel Américas		544,407	402,767	340,054	181,487
Non-controlling interests	26.6	283,057	257,713	171,416	145,557
NET INCOME		827,464	660,480	511,470	327,044

Basic and diluted earnings per share

Basic and diluted earnings per share	US$ / share	0.00948	0.00701	0.00592	0.00316
Basic and diluted earnings per share	US$ / share	0.00948	0.00701	0.00592	0.00316
Weighted average number of shares of common stock		57,452,644,668	57,452,641,516	57,452,647,786	57,452,641,516

Diluted earnings per share
Diluted earnings per share	US$ / share	0.00948	0.00701	0.00592	0.00316
Diluted earnings per share	US$ / share	0.00948	0.00701	0.00592	0.00316
Weighted average number of shares of common stock		57,452,644,668	57,452,641,516	57,452,647,786	57,452,641,516

(*) In 2019, this corresponds to the effect from the hyperinflation in Argentina (see Note 7).

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the six month periods ended June 30, 2019 and 2018

(In thousands of US Dollars — ThUS$)

		For the six month periods ended		For the three month periods ended
		6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENTS OF COMPREHENSIVE INCOME	Note	ThUS$	ThUS$	MUS$	MUS$

Net Income		827,464	660,480	511,470	327,044

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes

Foreign currency translation gains (losses)		(8,231)	(735,283)	83,431	(849,559)
Gains (losses) on financial assets measured at fair value with changes in other comprehensive income		(607)	(357)	(570)	(335)
Gains (losses) from cash flow hedge		12,702	(630)	10,679	5,912
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		(12,579)	3,109	(12,090)	554

Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		(8,715)	(733,161)	81,450	(843,428)

Total components of other comprehensive income (loss), before taxes		(8,715)	(733,161)	81,450	(843,428)

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss

Income tax related to cash flow hedge		(111)	(59)	363	(2,147)

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		(111)	(59)	363	(2,147)

Total Other Comprehensive Income (Loss)		(8,826)	(733,220)	81,813	(845,575)

TOTAL COMPREHENSIVE INCOME		818,638	(72,740)	593,283	(518,531)

Comprehensive income attributable to:
Shareholders of Enel Américas		539,470	(236,104)	416,014	(509,402)
Non-controlling interests		279,168	163,364	177,269	(9,129)
TOTAL COMPREHENSIVE INCOME		818,638	(72,740)	593,283	(518,531)

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Changes in Equity

For the six month periods ended June 30, 2019 and 2018

(In thousands of US Dollars — ThUS$)

		Changes in Other Reserves
		Reserve for		Reserve for Gains	Reserve for Gains and
		Exchange	Reserves for	and Losses for	Losses on Remeasuring	Other			Equity Attributable	Non-
	Issued	Differences in	Cash Flow	Defined Benefit	Available for-Sale	Miscellaneous	Total Other	Retained	to Shareholders of	Controlling
Statement of Changes in Equity	Capital	Translation	Hedges	Plans	Financial Assets	Reserves	Reserves	Earnings	Enel Américas	Interests	Total Equity
Beginning of period 1-1-2019	6,763,204	(1,666,109)	(5,094)	—	(397)	(3,209,283)	(4,880,883)	4,841,687	6,724,008	2,107,892	8,831,900
Changes in equity
Comprehensive income:
Profit (loss)								544,407	544,407	283,057	827,464
Other comprehensive income (loss)		(4,654)	11	—	(294)	—	(4,937)		(4,937)	(3,889)	(8,826)
Comprehensive income									539,470	279,168	818,638
Issued Capital	92	—							92		92
Dividends								(120,138)	(120,138)	(258,918)	(379,056)
Increase (decrease) from other changes	—	—	—	—	—	121,379	121,379	—	121,379	83,746	205,125
Total changes in equity	92	(4,654)	11	—	(294)	121,379	116,442	424,269	540,803	103,996	644,799
Equity at end of period 6-30-2019 (Unaudited)	6,763,296	(1,670,763)	(5,083)	—	(691)	(3,087,904)	(4,764,441)	5,265,956	7,264,811	2,211,888	9,476,699

		Changes in Other Reserves
		Reserve for		Reserve for Gains	Reserve for Gains and
		Exchange	Reserves for	and Losses for	Losses on Remeasuring	Other			Equity Attributable	Non-
	Issued	Differences in	Cash Flow	Defined Benefit	Available-for-Sale	Miscellaneous	Total Other	Retained	to Shareholders of	Controlling
Statement of Changes in Equity	Capital	Translation	Hedges	Plans	Financial Assets	Reserves	Reserves	Earnings	Enel Américas	Interests	Total Equity
Beginning of period 1-1-2018	6,763,204	(453,995)	(3,472)	—	(175)	(3,408,922)	(3,866,564)	3,583,831	6,480,471	1,798,036	8,278,507
Increase (decrease) through changes in accounting policies	—	—	—	—	—	—	—	3,334	3,334	(946)	2,388
Equity at beginning of period 1-1-2018	6,763,204	(453,995)	(3,472)	—	(175)	(3,408,922)	(3,866,564)	3,587,165	6,483,805	1,797,090	8,280,895
Changes in equity
Comprehensive income:
Profit (loss)								402,767	402,767	257,713	660,480
Other comprehensive income (loss)		(640,384)	1,686	—	(173)	—	(638,871)		(638,871)	(94,349)	(733,220)
Comprehensive income									(236,104)	163,364	(72,740)
Dividends								(141,809)	(141,809)	(217,196)	(359,005)
Increase (decrease) from other changes	—	—	—	—	—	—	—	—	—	—	—
Total changes in equity	—	(640,384)	1,686	—	(173)	—	(638,871)	260,958	(377,913)	(53,832)	(431,745)
Ending balance 6-30-2018 (Unaudited)	6,763,204	(1,094,379)	(1,786)	—	(348)	(3,408,922)	(4,505,435)	3,848,123	6,105,892	1,743,258	7,849,150

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statments of Cash Flows, Direct

For the six month periods ended June 30, 2019 and 2018

(In thousands of US Dollars — ThUS$)

		For the six month periods ended
		6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Statements of Direct Cash Flows	Nota	ThUS$	ThUS$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		9,300,573	7,428,255
Collections from royalties, payments, commissions, and other income from ordinary activities		14,335	22,237
Collections from premiums and services, annual payments, and other benefits from policies held		19,358	20,929
Other collections from operating activities		380,879	364,880
Types of payments in cash made for operating activities
Payments to suppliers for goods and services		(5,012,267)	(4,154,351)
Payments to and on behalf of employees		(514,806)	(454,411)
Payments on premiums and services, annual payments, and other obligations from policies held		(11,946)	(11,649)
Other payments for operating activities, net	8.c	(3,061,348)	(2,183,251)

Cash flows from (used in) operating activities
Income taxes paid		(360,979)	(396,570)
Other outflows of cash		(144,610)	(108,046)

Net cash flows from operating activities		609,189	528,023

Cash flows from (used in) investing activities
Cash flows used to gain control of subsidiaries or other businesses		—	(1,249,997)
Other charges for the sale of equity or debt instruments of other entities		135,039	153,265
Other payments to acquire equity or debt instruments of other entities		(162,457)	(170,321)
Purchase of property, plant and equipment		(465,925)	(382,853)
Purchase of intangible assets		(335,822)	(287,817)
Payments from future, forward, option and swap contracts		(3,465)	(3,051)
Collections from future, forward, option and swap contracts		6,437	2,657
Dividends received		2,071	998
Interest received		63,503	48,009
Other inflows (outflows) of cash, net		(15,862)	(7,409)

Net cash flows from (used in) investing activities		(776,481)	(1,896,519)

Cash flows from (used in) financing activities
Proceeds from the issuance of shares		92	—
Total proceeds from loans	8.d	1,820,398	3,495,464
Proceeds from long-term loans		914,157	1,764,467
Proceeds from short-term loans		906,241	1,730,997
Payment on borrowings	8.d	(1,265,493)	(364,139)
Payment on lease liabilities	8.d	(22,336)	(14,038)
Dividends paid		(635,537)	(492,019)
Interest paid	8.d	(222,206)	(197,372)
Other inflows (outflows) of cash, net	8.d	(2,911)	(11,348)

Net cash flows from (used in) financing activities		(327,993)	2,416,548

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(495,285)	1,048,052

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		450	(144,624)
Net increase (decrease) in cash and cash equivalents		(494,835)	903,428
Cash and cash equivalents at beginning of period	8	1,904,285	1,472,763
Cash and cash equivalents at end of period	8	1,409,450	2,376,191

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS AND DISCONTINUED OPERATIONS	F-92
6.	BUSINESS COMBINATION	F-92
7.	ARGENTINA’S HYPERINFLATIONARY ECONOMY	F-96
8.	CASH AND CASH EQUIVALENTS	F-98
9.	OTHER FINANCIAL ASSETS	F-100
10.	OTHER NON-FINANCIAL ASSETS AND LIABILITIES	F-100
11.	TRADE AND OTHER RECEIVABLES	F-102
12.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES	F-104
12.1	Balances and transactions with related parties	F-104
	a) Receivables from related companies	F-104
	b) Accounts payable to related companies	F-105
	c) Significant transactions and effects on income/expenses:	F-106
	d) Significant transactions Enel Américas	F-106
12.2	Board of directors and key management personnel	F-106
	a) Accounts receivable and payable and other transactions	F-107
	b) Compensation for directors	F-107
	c) Guarantees given by the Company in favor of the directors	F-108
12.3	Compensation for key management personnel	F-108
	a) Remunerations received by key management personnel	F-108
	b) Guarantees established by the Company in favor of key management personnel	F-109
12.4	Compensation plans linked to share price	F-109
13.	INVENTORIES	F-109
14.	CURRENT TAX ASSETS AND LIABILITIES	F-110
15.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	F-111
15.1.	Investments accounted for using the equity method	F-111
16.	INTANGIBLE ASSETS OTHER THAN GOODWILL	F-113
17.	GOODWILL	F-115
18.	PROPERTY, PLANT AND EQUIPMENT	F-117
19.	INCOME TAX AND DEFERRED TAXES	F-121
	a) Income taxes	F-121
	b) Deferred taxes	F-122
20.	OTHER FINANCIAL LIABILITIES	F-125

	a) Interest-bearing borrowings	F-125
	b) Unsecured liabilities	F-129
	c) Secured liabilities	F-129
	d) Hedged debt	F-135
	e) Other information	F-135
	f) Future undiscounted debt flows	F-136
21.	RISK MANAGEMENT POLICY	F-139
22.	FINANCIAL INSTRUMENTS	F-143
22.1	Financial instruments, classified by type and category	F-143
22.2	Derivative instruments	F-144
22.3	Fair value hierarchies	F-146
23.	TRADE AND OTHER CURRENT AND NON-CURRENT PAYABLES	F-147
24.	PROVISIONS	F-148
25.	EMPLOYEE BENEFIT OBLIGATIONS	F-149
25.1	General information	F-149
25.2	Details, changes and presentation in financial statements	F-150
25.3	Other revelations	F-153
26.	EQUITY	F-155
26.1	Equity attributable to the shareholders of Enel Américas	F-155
26.2	Foreign currency translation reserves	F-156
26.3	Capital Management	F-156
26.4	Restrictions on subsidiaries transferring funds to the parent	F-157
26.5	Other reserves	F-157
26.6	Non-controlling Interests	F-158

27.	REVENUE AND OTHER OPERATING INCOME	F-159
28.	RAW MATERIALS AND CONSUMABLES USED	F-160
29.	EMPLOYEE BENEFITS EXPENSE	F-160
30.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES	F-160
31.	OTHER EXPENSES	F-161
32.	FINANCIAL RESULTS	F-161
33.	INFORMATION BY SEGMENT	F-163
33.1	Basis of segmentation	F-163
33.2	Generation and transmission, distribution and others	F-165
33.3	Segment information by country	F-168
33.4	Generation and Transmission, and Distribution by Country	F-170
34.	THIRD PARTY GUARANTEES, CONTINGENT ASSETS, LIABILITIES, AND OTHER COMMITMENTS	F-174
34.1	Direct guarantees	F-174
34.2	Indirect guarantees	F-175
34.3	Lawsuits and Arbitrations Proceedings	F-176
34.4	Financial restrictions	F-192
34.5	Other Information	F-195
35.	PERSONNEL FIGURES	F-201
36.	SANCTIONS	F-202
37.	ENVIRONMENT	F-210
38.	FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED	F-212
39.	SUBSEQUENT EVENTS	F-213
APPENDIX 1 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY		F-214
APPENDIX 2 ADDITIONAL INFORMATION OFFICIAL BULLETIN No. 715 OF FEBRUARY 3, 2012		F-216
APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES		F-219
APPENDIX 2.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY		F-222
APPENDIX 3 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS		F-223

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(In thousands of US Dollars — ThUS$)

1.                  THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Américas S.A. (hereinafter “Enel Américas”, the “Company” or the “Parent Company”) and its subsidiaries comprise the Enel Américas Group (hereinafter “the Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Financial Market Commission of Chile, hereinafter “CMF”, under number 175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter “U.S. SEC”) and its shares have been listed on the New York Stock Exchange since 1993.

The Company is a subsidiary of Enel S.p.A. (hereinafter “Enel”), an entity that owns a 56.80% interest.

The Company was initially created in 1981 under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Subsequently, on August 1, 1988 the company became Enersis S.A., by means of an amendment to the articles of incorporation. In the context of the restructuring process carried out by the Group  on March 1, 2016, as part of the “Spin-Off” stage, the then Enersis S.A. became Enersis Américas S.A. On December 1, 2016, upon completion of the “Merger” stage, the corporate name was changed again and Enersis Américas S.A. became Enel Américas S.A. For tax purposes, the Company operates under Chilean tax identification number 94.271.000-3.

As of June 30, 2019, the Group had 17,684 employees. During the six-month period ended June 30, 2019, the Group averaged a total of 17,832 employees. See Note 35 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of exploring for, developing, operating, generating, distributing, transmitting, transforming, and/or selling energy of any kind or form, whether in Chile or abroad, either directly or through other companies. It is also engaged in telecommunications activities, and it provides engineering consultation services in Chile and abroad. The Company’s corporate purpose also includes investing in, and managing, its investments in subsidiaries and associates which generate, transmit, distribute, or sell electricity, or whose corporate purpose includes any of the following:

(i)                 Energy of any kind or form,

(ii)              Supplying public services, or services whose main component is energy,

(iii)           Telecommunications and information technology services, and

(iv)          Internet-based intermediation business.

The Group’s 2018 consolidated financial statements were approved by the Board of Directors at a meeting held on February 27, 2019, and subsequently they were submitted for consideration of the General Shareholders’ Meeting held on April 30, 2019, which definitively approved them.

2.                  BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Accounting principles

The interim consolidated financial statements for the six months ended as of June 30, 2019 of Enel Américas, were approved for issuance by the Company’s Board of Directors at its meeting held on July 31, 2019 and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These interim consolidated financial statements reflect faithfully the financial position of Enel Américas and its subsidiaries as of June 30, 2019 and December 31, 2018 and the results of their operations, changes in their equity and their cash flows for the six months ended June 30, 2019 and 2018 and corresponding notes. These interim consolidated financial statements include all the information and disclosures required in annual consolidated financial statements.

These interim consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except when, in accordance with IFRS, those assets and liabilities that are measured at a fair value.

2.2 New accounting pronouncements

a)                 The following accounting pronouncements have been adopted by the Group effective as of January 1, 2019:

i.                     New Standards and Interpretations

New Standards and Interpretations	Mandatory Effective date:

IFRS 16: Leases	January 1, 2019

IFRIC 23 Uncertainty over Income Tax Treatments	January 1, 2019

•                     IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 Leases and its interpretations: IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard became effective on January  1, 2019.

IFRS 16 is based on the concept of control in determining whether a contract is or contains a lease. In relation to the accounting treatment for a lessee and a lessor, the standard states the following:

i)                     Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee recognizes on the statement of financial position a right of use asset and a lease liability for the future lease payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability for leases. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)                  Lessor accounting: does not change substantially from the model established for IAS 17. The lessor must classify leases as operating or financial leases under the same principles as the current standard.

The implementation of IFRS 16 by the Group required the application of judgment and assumptions, which are summarized as follows:

•                      Analysis of the lease contracts within the scope of the standard. This analysis included not only the contracts in which the Group’s companies act  as a lessee, but also the contracts for the rendering of services and the contracts in which the Group companies act as a lessor.

•                      Estimate of the lease terms, based on the non-cancellable period and the periods covered by the renewal options, the exercise of which is in the power of Enel Américas and is considered reasonably certain.

•                      Estimate of the discount rate to calculate the present value of the lease payments. This is equal to the incremental rate of the lessee’s loans when the interest rate implicit in the lease cannot be easily determined. For the transition, the calculation of the effects as of January 1, 2019, the Group used the incremental indebtedness rate, defined as the interest rate that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment.

The Group decided to use certain exemptions from application of the standard, relating to contracts with a maturity of less than 12 months or that have underlying assets of low individual value, such as the lease of certain office equipment (personal computers, printers and photocopiers). See Note 3.f and 18.d.

For the transition of the new standard, the Group applied the following practical expedients:

•                      Not to re-evaluate if a contract is, or contains, a lease. Instead, it applied the standard to contracts that were previously identified as leases by applying IAS 17 and IFRIC 4. Therefore, the Group did not apply the standard to contracts that were not previously identified as containing a lease.

•                      Apply the standard retrospectively with the cumulative effect of the initial application recorded against opening retained earnings at January 1, 2019.  This means not restating comparative periods and presenting the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019.

•                      Recognize right-of-use assets on the initial date of application for an amount equal to the lease liabilities, adjusted by the amount of any advance or accumulated lease payments recognized in the statement of financial position immediately before the initial date of application.

The new standard has an impact on all Group entities that have lease contracts. The main issues that arise are those related to the lease of land, buildings and automobiles. As a result of the change in the accounting model for lessees, the Group recorded an increase in current and non-current liabilities of ThUS$71,891 as of January 1, 2019, for the recognition of lease liabilities, and an increase in non-current assets for the same amount, as a result of the recognition of the right of use assets  in such contracts. It should be noted that the application of the standard did not result in any effect being recognized in the opening balance of retained earnings as of January 1, 2019. For further information see Notes 18.c and 20.

The weighted average incremental borrowing rate used to record lease liabilities as of January 1, 2019 was 9.7%.

The reconciliation between the total amount of the minimum future payments under operating lease agreements according to IAS 17 and the finance lease liability recorded as of January 1, 2019, is as follows:

Th$
Minimum future payments of operating leases as of 12.31.2018	92,717
Effect of the discount at the incremental borrowing rate	(20,826)
Lease liabilities	71,891

As a result of the foregoing, during the six months ended June 30, 2019, the Group recognized an increase in  financial expenses associated with the new lease liabilities of ThUS$5,093 and an increase in  depreciation associated with the right-of-use assets of ThUS$14,119.

•                     IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

Uncertainty over income tax treatments can affect both current and deferred taxes. Recognizing the effects of uncertainty depends on whether the tax authority is likely or not to accept an uncertain tax treatment, assuming that the tax authority will examine the amounts that it is entitled to examine and has full knowledge of all the related information.

This interpretation became effective on January 1, 2019. The application of IFRIC 23 did not have an impact on the consolidated financial statements of Enel Américas and its subsidiaries.

ii.                 Amendments and Improvements

Amendments and Improvements	Mandatory Effective Date:
Amendment to IAS 9: Prepayment Features with Negative Compensation	January 1, 2019
Amendment to IAS 28: Long-term interests in Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS: 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).	January 1, 2019
IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019

•                     Amendments to IFRS 9 Prepayment Features with Negative Compensation

This amendment was issued on October 12, 2017. This amendment amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement of financial assets at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation prepayments.

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through profit or loss in other comprehensive income, provided that the contractual cash flows are only principal and interest payments on the outstanding principal and the instrument is carried out within the business model for that classification. The amendments to IFRS 9 are intended to clarify that a financial asset meets the criterion of “only principal payments plus interest”, regardless of the event or circumstance that causes the early termination of the contract or of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments to IFRS 9 should be applied when the prepayment is close to the unpaid amounts of principal and interest in such a way that it reflects the change in the benchmark interest rate. This implies that prepayments at fair value or for an amount that includes the fair value of the cost to terminate an associated hedging instrument will normally meet the criterion of only principal payments plus interest, only if other elements of the change in fair value, such as the effects of credit risk or liquidity, are minimal.

The application of this amendment, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•                     Amendments to IAS 28 Long-term interests in Associates and Joint Ventures

This amendment clarifies that IFRS 9 Financial Instruments is applicable to an entity’s long-term interests in an associate or joint venture to which the equity method is not applied. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests.

The application of this amendment, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•                     Annual improvements to IFRS 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).

IFRS 3 Business Combinations and IFRS 11 Joint Arrangements clarifies the accounting for increases in ownership interest in a joint operation that meets the definition of a business. If a party maintains (or obtains) joint control, the previously held ownership interest is not remeasured. If a party obtains control, the transaction is a business combination in stages and the acquiring party remeasures the previously held ownership interest in the assets and liabilities of a joint operation, at fair value.

The IAS 12 Income Taxes amendment clarifies that the income tax on dividends is linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes income tax on dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

IAS 23 Borrowing Costs clarifies that loans that were specifically intended to finance qualifying assets part of the entity’s general loan pool for the purpose of calculating the capitalization rate, when substantially all of the activities necessary to prepare the asset for its intended use or sale are complete.

The application of these improvements, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•                     Amendment to IAS 19 Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 Employee Benefits, issued in February 2018, address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendment specifies that an entity is required to determine the current service cost and net interest for the remainder of the annual period using the actuarial assumptions used to remeasure the defined benefit liability (asset) and plan assets after the plan amendment, curtailment or settlement.

The amendments to IAS 19 also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in net interest, is recognized in other comprehensive income.

This clarification provides that entities might have to recognize a past service cost, or a gain or loss on settlement, that reduces a surplus that was not recognized before. Changes in the effect of the asset ceiling are not netted against such amounts.

The amendments to IAS 19 apply to a plan amendment, curtailment or settlement that occurred on or after January 1, 2019. The Group did not have any of those events during the period ended June 30, 2019.

b)                 Accounting pronouncements with application effective as of January 1, 2020 and thereafter:

As of the date of issuance of these interim consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application is not mandatorily effective:

i.                     Amendments and Improvements

Amendments and Improvements	Mandatory Effective Date:
Conceptual Framework (Revised)	January 1, 2020
Amendments to IFRS 3: Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material or Materiality	January 1, 2020

•                     Conceptual Framework (Revised)

The IASB issued the Conceptual Framework (revised) in March 2018. It incorporates some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important matters. Revisions to the Conceptual Framework may affect the application of IFRS when no standard applies to a particular transaction or event.

The IASB also issued a separate accompanying document, “Amendments to References to the Conceptual Framework in IFRS Standards,” which establishes amendments to affected IFRSs in order to update references to the new Conceptual Framework.

The revised Conceptual Framework and the Amendments to References to the Conceptual Framework in IFRS Standards become effective on January 1, 2020. Early application is allowed if all the changes made are adopted at the same time.  Management is evaluating the potential impact of the application of the new Conceptual Framework on the consolidated financial statements of the Group.

•                     Amendments to IFRS 3 Definition of a Business

IFRS 3 Business Combinations was amended by the IASB in October 2018, to clarify the definition of business, in order to help entities to determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset. To be considered as a business, an acquired integrated set of activities and assets must include, at least, an input and a substantive process that together contribute significantly to the ability to create output. The amendment also adds guidance and illustrative examples to assess whether a substantial process has been acquired.

The amendment is applicable prospectively to business combinations and acquisitions of assets, the acquisition date of which is from January 1, 2020. Earlier application is permitted.

•                     Amendments to IAS 1 and IAS 8 Definition of Material or Materiality

In October 2018, the IASB amended IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to improve the definition of material and the explanations accompanying the definition. The amendments ensure that the definition of material is consistent in all IFRS.

Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments will be applicable prospectively for annual periods beginning on or after January 1, 2020. Earlier application is permitted.

2.3 Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these interim consolidated financial statements and expressly states that all IFRS principles and standards have been fully implemented.

In preparing the interim consolidated financial statements, certain judgments and estimates made by the Group’s Management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized.

The most important areas where critical judgment was required are:

•                      In a service concession agreement, determination of whether a grantor controls or regulates what services the operator must provide, to whom and at what price, are critical factors for the application of IFRIC 12 Service Concession Arrangements (see Note 3.d.1).

•                      The identification of cash generating units (CGU) for impairment testing (see Note 3.e).

•                      The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h).

•                      The determination of the Group’s functional currency (see Note 3.v).

•                      Application of the revenue recognition model in accordance with IFRS 15 (see Note 3.q).

The estimates refer basically to:

•                      The valuations performed to determine the existence of impairment losses in non-financial assets and goodwill (see Note 3.e).

•                      The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.m.1 and 25).

•                      The useful lives of property, plant and equipment and intangible assets (see Notes 3.a and 3.d).

•                      The assumptions used to calculate the fair value of financial instruments (see Notes 3.h and 22).

•                      The energy supplied to customer whose meters have not yet been read (see Note 3.q).

•                      Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, that allow for estimation of electricity system settlements that occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 2.2).

•                      The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.m).

•                      Future disbursements for closure of facilities and restoration of land, as well as associated discount rates to be used (see Note 3.a).

•                      The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and other estimates have been used as a basis for recording the various income tax-related balances in these interim consolidated financial statements (see Note 3.p).

•                      The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

•                      Determination of the lease term of contracts with renewal options, as well as the rates to be used to discount lease payments (see Note 3.f).

Although these judgments and estimates have been based on the best available information as of the issuance date of these interim consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects of this change in judgment and estimation in the corresponding future consolidated financial statements.

2.4 Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly by Enel Américas. Control is exercised if and only if the following conditions are met: the Company has i) power over the subsidiary; ii) exposure, or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

Enel Américas has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Group will reassess whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control listed above.

Subsidiaries are consolidated as described in Note 2.7.

The following are the entities in which the Group has the ability to exercise control and are therefore included in these interim consolidated financial statements:

				% Ownership as of 6-30-2019 (Unaudited)			% Ownership as of 12-31-2018
Taxpayer ID No.	Company	Country	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Enel Distribución Río S.A.	Brazil	Real	—	99.73%	99.73%	—	99.73%	99.73%
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Real	—	99.75%	99.75%	—	99.75%	99.75%
Foreign	Enel Generación Fortaleza S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Cien S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Distribución Ceará S.A.	Brazil	Real	—	74.05%	74.05%	—	74.05%	74.05%
Foreign	Enel Brasil S.A.	Brazil	Real	100.00%	—	100.00%	100.00%	—	100.00%
Foreign	Enel X Brasil S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Distribución Goias S.A.	Brazil	Real	—	99.93%	99.93%	—	99.93%	99.93%
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Real	—	95.88%	95.88%	—	95.88%	95.88%
Foreign	Enel Green Power Proyectos I (Volta Grande)	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Ingendesa do Brasil Ltda.	Brazil	Real	—	—	—	1.00%	—	1.00%
Foreign	Enel Brasil Investimento Sudeste S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Central Geradora Fotovoltaica Sao Francisco Ltda.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Nuxer Trading S.A.	Uruguay	American Dollar	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Central Dock Sud S.A.	Argentina	Argentine Peso	—	70.24%	70.24%	—	70.24%	70.24%
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentina	Argentine Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Distrilec Inversora S.A.	Argentina	Argentine Peso	51.50%	—	51.50%	51.50%	—	51.50%
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Argentine Peso	—	99.45%	99.45%	—	99.45%	99.45%
Foreign	Enel Argentina S.A.	Argentina	Argentine Peso	99.92%	—	99.92%	99.92%	—	99.92%
Foreign	Enel Trading Argentina S.R.L.	Argentina	Argentine Peso	55.00%	45.00%	100.00%	55.00%	45.00%	100.00%
Foreign	Enel Generación Costanera S.A.	Argentina	Argentine Peso	—	75.68%	75.68%	—	75.68%	75.68%
Foreign	Enel Generación El Chocón S.A.	Argentina	Argentine Peso	—	67.67%	67.67%	—	67.67%	67.67%
Foreign	Hidroinvest S.A.	Argentina	Argentine Peso	41.94%	54.76%	96.70%	41.94%	54.76%	96.70%
Foreign	Inversora Dock Sud S.A.	Argentina	Argentine Peso	57.14%	—	57.14%	57.14%	—	57.14%
Foreign	Transportadora de Energía S.A.	Argentina	Argentine Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Colombia	Colombian Peso	48.30%	—	48.30%	48.30%	—	48.30%
Foreign	Emgesa S.A. E.S.P.	Colombia	Colombian Peso	48.48%	—	48.48%	48.48%	—	48.48%
Foreign	Inversora Codensa S.A.S.	Colombia	Colombian Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombia	Colombian Peso	—	99.99%	99.99%	—	99.85%	99.85%
Foreign	Enel X Colombia S.A.S	Colombia	Colombian Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Perú S.A.C.	Perú	Peruvian Soles	100.00%	—	100.00%	100.00%	—	100.00%
Foreign	Chinango S.A.C.	Perú	Peruvian Soles	—	80.00%	80.00%	—	80.00%	80.00%
Foreign	Enel Generación Perú S.A.	Perú	Peruvian Soles	—	83.60%	83.60%	—	83.60%	83.60%
Foreign	Enel Distribución Perú S.A.	Perú	Peruvian Soles	—	83.15%	83.15%	—	83.15%	83.15%
Foreign	Enel Generación Piura S.A.	Perú	Peruvian Soles	—	96.50%	96.50%	—	96.50%	96.50%
Foreign	Enel X Perú S.A.C.	Perú	Peruvian Soles	—	99.99%	99.99%	—	—	—
Foreign	Compañía Energética Veracruz S.A.C.	Perú	Peruvian Soles	—	100.00%	100.00%	—	100.00%	100.00%

2.4.1           Changes in the scope of consolidation

•                      On June 7, 2018, our subsidiary Enel Brasil S.A. through its own subsidiary (100%) Enel Brasil Investimentos Sudeste S.A. (Enel Sudeste) successfully completed the acquisition, by means of a voluntary tender offer (“OPA” or “Tender Offer”), for the Brazilian energy distributor Enel Distribución Sao Paulo (formerly known as Eletropaulo Metropolitana de Eletricidade de Sao Paulo S.A.). For further information related to this acquisition, see Note 6.2.

•                      During the last quarter of 2018, Enel Brasil S.A. acquired in Uruguay the company Nuxer Trading S.A. and in Brazil the company Central Geradora Fotovoltaica Sao Francisco Ltda, in order to develop the business lines of Enel X Brasil those countries.

•                      The subsidiary Enel X Perú SpA was incorporated in the first quarter of 2019. The corporate purpose of this subsidiary, among others, is to develop, implement and sell products and services related to energy that incorporate innovation, state-of-the-art technology and trends of the future, products and services  other than the electricity distribution under concession and the related services.

2.4.2           Consolidated companies with an economic equity interest of less than 50%

Although the Group holds a 48.3% equity interest in Codensa S.A. E.S.P. and a 48.48% equity interest in Emgesa S.A. E.S.P., they are considered as subsidiaries since the Company exercises control over these entities through contracts or agreements with shareholders, or as a consequence of their structure, composition and shareholder classes. The Group holds 57.15% and 56.43% of the voting shares of Codensa and Emgesa, respectively.

2.5 Investments in associates

Associates are those entities over which Enel Américas, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of currently exercisable voting rights or convertible rights at the end of each reporting period, including currently exercisable voting rights held by the Company or other entities. In general, significant influence is presumed to be those cases in which the Group has more than 20% of the voting power of the investee.

Associates are accounted for under equity method as described in Note 3.i.

The detail of the companies that qualify as associates is the following:

				% Ownership as of 6-30-2019 (Unaudited)			% Ownership as of 12-31-2018
Taxpayer ID No.	Company	Country	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Sacme S.A.	Argentina	Argentine Peso	—	50.00%	50.00%	—	50.00%	50.00%
Foreign	Yacylec S.A.	Argentina	Argentine Peso	33.33%	—	33.33%	22.22%	—	22.22%
Foreign	Central Termica Manuel Belgrano	Argentina	Argentine Peso	—	25.60%	25.60%	—	25.60%	25.60%
Foreign	Central Térmica San Martin	Argentina	Argentine Peso	—	25.60%	25.60%	—	25.60%	25.60%
Foreign	Central Vuelta Obligada S.A.	Argentina	Argentine Peso	—	40.90%	40.90%	—	40.90%	40.90%

2.6 Joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

•                      Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in Note 3.i.

•                      Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the contractually named assets and liabilities in the joint operation.

In determining the type of joint arrangement in which it is involved, the management of the Group assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement.

2.7 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, revenues, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-group transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated statement of comprehensive income from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.                  At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquire at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained about events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the Company’s previously held equity interest in the acquire is remeasured to its acquisition date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

2.                  Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.                  The financial statements of the Group companies operating in non-hyper-inflationary economies, with functional currencies other than the US dollar are translated as follows:

a.                  For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.                  For items of the comprehensive income, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.                   For equity accounts, the historical exchange rate from the date of acquisition or contribution is used, and retained earnings are translated at the average exchange rate at the date of origination.

d.                  Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses”) within the consolidated statement of comprehensive income in other comprehensive income (see Note 26.2).

4.                  The financial statements of the subsidiaries whose functional currency comes from hyper-inflationary economies, as is the case of the Argentine economy (see Note 7), are first adjusted for the inflation effect, and any gain or loss in the net monetary position is recognized in profit or loss; then all the items (assets, liabilities, equity items, expenses and revenue) are translated using the closing exchange rate corresponding to the closing date of the most recent statement of financial position.

5.                  Balances and transactions between consolidated companies have been fully eliminated in the consolidation process.

6.                  Changes in the ownership interests in subsidiaries that do not result in the Group obtaining or losing control are recognized as equity transactions. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to shareholders of the Parent.

7.                  Business combinations between entities under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in Net equity, as a charge or credit to “Other reserves”. The Group does not restate comparative periods in its financial statements for business combinations under common control.

3.                  ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)                 Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, with general character, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•                      Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 18.b.1).

•                      Employee expenses directly related to construction in progress (see Note 18.b.2).

•                      Future disbursements that the Group will have to make to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 24).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the year in which they are incurred.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

In addition, the Group recognizes right-of-use assets for leases relating to property, plant and equipment in accordance with the criteria established in Note 3.f.The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful life
Buildings	10 – 85
Plant and equipment	10 – 85
IT equipment	3 – 15
Fixtures and fittings	3 – 75
Motor vehicles	5 – 20

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful life
Generating plant and equipment:
Hydroelectric plants
Civil engineering works	10 – 85
Electromechanical equipment	10 – 60
Coal/Fuel power plants	10 – 40
Combined cycle power plants	10 – 50
Distribution plant and equipment:
High-voltage network	15 – 50
Low- and medium-voltage network	30 – 50
Measuring and remote control equipment	10 – 30
Primary substations	20 – 40

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Group’s electric companies, the following table lists the remaining periods until expiration of the concessions that do not have an indefinite term:

Concession holder and operator	Country	Year concession started	Concession Term	Remaining period to expiration
Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	1992	95 years	68 years
Enel Generación El Chocón S.A. (Generation)	Argentina	1993	30 years	4 years
Transportadora de Energía S.A. (Transmission)	Argentina	2002	85 years	68 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	2000	87 years	68 years
EGP Cachoeira Dourada S.A. (Generation)	Brazil	1997	30 years	8 years
Central Generadora Termoeléctrica Fortaleza S.A (Generation)	Brazil	2001	30 years	12 years
Enel CIEN S.A. (*)	Brazil	2000	20 years	1 year
Enel CIEN S.A. (*)	Brazil	2002	20 years	3 years

(*) Our subsidiary Enel CIEN has as its main assets the Garabi I and Garabi II energy interconnection systems, which through two frequency conversion stations and 2,200 MW transmission lines transport energy between Brazil and Argentina. The concession period for the Garabi I line ends on June 20, 2020, with no possibility of renewal, while for the Garabi II line the in-force period is until July 31, 2022. The company is working with the Brazilian government to try to consolidate  the concession period for the two lines and extend them both  until July 31, 2022.

To the extent that the Group recognizes the assets as Property, plant and equipment, they are amortized over their economic life or the concession term, whichever is shorter, when the economic benefit from the asset is limited to its use during the concession term.

Any required investment, improvement or replacement made by the Group is considered in the impairment test to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

The Group’s management analyzed the specific contract terms of each of the aforementioned concessions, which vary by country, business activity and jurisdiction, and concluded that, with the exception of Enel CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for the services. These requirements are essential for applying IFRIC 12, Service Concession Arrangements, an interpretation that establishes how to recognize and measure certain types of concessions (see Note 3.d.1 for concession agreements within the scope of IFRIC 12).

On April 19, 2011, the subsidiary Enel CIEN successfully completed its change in business model. Under the new agreement, the government continues to control the infrastructure, but Enel CIEN receives fixed payments, which puts it on an equal footing with a public transmission concession (with regulated prices). Under this business model, its concessions fall within the scope of IFRIC 12; however, the infrastructure has not been derecognized due to the fact that Enel CIEN has not substantially transferred the significant risks and benefits to the Brazilian government.

An item of property, plant and equipment is derecognized when it is sold or otherwise disposed of, or when no future economic benefits are expected from its use, sale or other disposal.

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized as “Other gains (losses”) in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.

b)                 Investment Properties

“Investment property” includes basically land and buildings that are kept for the purpose of obtaining profits in future sales or lease arrangements.

Investment property is measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. Investment properties, excluding land, are depreciated by distributing the cost of the various elements that make them up on a straight-line basis over the years of useful life.

An investment property is derecognized on disposal, or when no future economic benefits are expected from its use or disposal.

Gains or losses that arise from the sale or disposal of items of investment property are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.

c)                  Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and thus the goodwill determination as well, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and thus the goodwill determination as well, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date (see Note 2.7.1).

Goodwill arising from acquisition of companies with functional currencies other than the functional currency of the parent is measured in the functional currency of the acquired company and translated to US dollar using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, it impairment loss is immediately recognized in profit or loss (see Note 3.e).

d)                 Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of June 30, 2019 and December 31, 2018, there are no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous periods are explained in Note e) below.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

d.1)       Concessions

Public-to-private service concession agreements are recognized according to IFRIC 12 “Service Concession Agreements.” This accounting interpretation applies if:

a)                 The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b)                 The grantor controls — through ownership, beneficial entitlement, or otherwise — any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, the consideration received by the Group for the constructed infrastructure is initially recognized at its fair value, as either an intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used; or as a financial asset when the Group has an unconditional contractual right to receive cash or another financial asset directly from the grantor or from a third party.

However, both types of consideration are classified as a contract asset during the construction or improvement period, in accordance with IFRS 15 (see Note 10).

The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s accounting policy to recognized provisions (see Note 3.m).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in a) above, provided that the operator has a contractual right to receive an intangible asset.

The Company’s subsidiaries that have recognized an intangible asset and/or a financial asset from their service concession agreements are the following:

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration
Enel Distribución Río S.A. (ex — Ampla) (Distribution) (*)	Brazil	1996	30 years	8 years
Enel Distribución Ceará S.A. (ex Coelce) (Distribution) (*)	Brazil	1997	30 years	9 years
Enel Distribucion Goiás S.A. (Distribution) (*)	Brazil	2015	30 years	26 years
Enel Green Power Proyectos I (Volta Grande) (**)	Brazil	2017	30 years	29 years
Enel Distribucion Sao Paulo S.A. (Electropaulo) (Distribution) (*)	Brazil	1998	30 years	10 years

(*)   Given that part of the rights acquired by these subsidiaries are unconditional an intangible asset and financial asset at fair value through profit and loss have been recognized for the concession (See Notes 3.g.1 and Note 9).

(**) Given that all of the rights acquired by this subsidiary are unconditional, only a financial asset at fair value through profit and loss has been recognized for this concession (See Note  3.g.1 and Note 9).

At the end of each concession period it can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the government or its designee, upon reimbursement for investments made and not yet amortized.

d.2)  Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Research costs are recorded as an expense in the consolidated statement of comprehensive income in the period in which they are incurred.

d.3)  Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over five years. Certain easements and water rights have indefinite useful lives and are therefore not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

e)                  Impairment of non-financial assets

During the period, and principally at the end of each reporting period, the Group evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGU’s to which goodwill or intangible assets with indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill and intangible assets at the level of each CGU, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGU’s revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2018, the rates used to extrapolate the projections were the following:

		Growth rates
Country	Currency	12-31-2018
Argentina	Argentine peso	10.4%
Brazil	Brazilian reals	4.2%
Peru	Peruvian soles	2.5%
Colombia	Colombian peso	3.5%

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The following are the pre-tax discount rates applied as of December 31, 2018, expressed in nominal terms:

		December 31, 2018
Country	Currency	Minimum	Maximum
Argentina	Argentine pesos	22.9%	36.4%
Brazil	Brazilian reals	9.1%	21.3%
Peru	Peruvian soles	7.2%	12.1%
Colombia	Colombian pesos	7.9%	12.9%

If the recoverable amount of the CGU is less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income. The impairment is first allocated to the CGU’s goodwill carrying amount, if any, and then to the other assets comprising it, prorated on the basis of the carrying amount of each one, limited to its fair value less costs of disposal, or its value in use, a negative amount may not be obtained.

Impairment losses recognized in prior periods for an asset other than goodwill are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount and crediting profit or loss, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset. In the case of goodwill, impairment losses are not reversed.

On January 1, 2018, an impairment loss of ThUS$ 76,658 was recorded in our subsidiary Enel Generación Costanera S.A., as a result of the restatement of its non-monetary assets due to the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” (See Note 7). As of December 31, 2018, the recoverable value of the company had an increase and , therefore, a reversal of the impairment of ThUS$70,513 was recorded.

f)                   Leases

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, assessing whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for consideration.  Control is considered to exist if the customer has i) the right to obtain substantially all the economic benefits arising from the use of an identified asset; and ii) the right to direct the use of the asset.

When the Group acts as lessee, at the commencement of the lease (i.e. on the date on which the underlying asset is available for use) it records a right-of-use asset and a lease liability in the statement of financial position.

The Group initially recognizes right-of-use assets at cost. The cost of right-of-use assets comprises: (i) the amount of the initial measurement of the lease liability; (ii) lease payments made until the commencement date less lease incentives received; (iii) initial direct costs incurred; and (iv) the estimate of decommissioning or restoration costs.

Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated impairment losses. A right-of-use asset is depreciated on the same terms as other similar depreciable assets if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If there is no such certainty, the asset is depreciated over the shorter of the asset’s useful life or the lease term.  The same criteria detailed in Note 3.e are applied to determine whether the right-of-use asset has become impaired.

The lease liability is initially measured at the present value of the lease payments, discounted at the company’s incremental lending rate if the interest rate implicit in the lease cannot be readily determined. The lease payments included in the measurement of the liability comprise: (i) fixed payments, less any lease incentive receivable; (ii) variable lease payments that depend on an index or rate; (iii) residual value guarantees; (iv) purchase option exercise price if it is reasonably certain the Group will exercise that option; and (v) lease termination penalties, if any.

After the start date, the lease liability increases to reflect the accrual of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is remeasured if there is a change in the terms of the lease (changes in the lease term, in the amount of expected payments related to a residual value guarantee, in the evaluation of a purchase option or in an index or rate used to determine lease payments). Interest expense is recognized as finance cost and distributed over the years making up the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases of one year or less or leases of low value assets are exempted from the application of the recognition criteria described above, recording the payments associated with the lease as expense on a straight-line basis over the term of the lease.

When the Group acts as lessor, it classifies at the inception of the agreement the lease as operating or finance, based on the substance of the transaction. Leases in which all the risks and rewards inherent to the ownership to the underlying asset are substantially transferred are classified as finance leases. All other leases are classified as operating leases.

In the case of finance leases, at the inception date, the company recognizes in its statement of financial position the assets held under finance leases and presents them as an account receivable, equal in value to the net investment in the lease, calculated as the sum of the present value of the lease payments and the present value of any accrued residual value, discounted at the interest rate implicit in the lease. Subsequently, finance income is recognized over the term of the lease, based on a model that reflects a constant rate of return on the net financial investment made in the lease.

In the case of operating leases, lease payments are recognized as income on a straight-line basis over the lease term, unless some other systematic basis of allocation is more representative. The initial direct costs incurred in obtaining an operating lease are added to the book value of the underlying asset and are recognized as expense throughout the lease period, applying the same basis as for rental income.

g)                 Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

g.1)       Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.i and 15) and non-current assets and disposal groups held for sale or distribution to owners (see Note 3.k), into three categories:

(i)                 Amortized cost:

This category includes the financial assets that meet the following conditions (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows, and (ii) the contractual terms of financial assets give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI criterion).

Financial assets that meet the conditions established in IFRS 9, to be valued at amortized cost in the Group are: accounts receivable, loans and cash equivalents. These assets are recorded at amortized cost, which is the initial fair value, less repayments of principal, plus uncollected accrued interest, calculated using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or a group of financial assets or financial liabilities) and allocating the finance income or financial expenses throughout the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected useful life of the financial instrument (or when appropriate in a shorter period of time), with the net carrying amount of the financial asset or financial liability.

(ii)            Financial Assets Recorded at Fair Value through Other Comprehensive Income:

This category includes the financial assets that the meet the following conditions: (i) they are classified in a business model, the purpose of which is to maintain the financial assets both to collect the contractual cash flows and to sell them, and (ii) the contractual conditions comply with the SPPI criterion.

These investments are recognized in the consolidated statement of financial position at fair value when it is possible to determine reliably. In the case of holdings in unlisted companies or companies with low liquidity, it is usually not possible to determine the fair value reliably. Therefore, when this circumstance occurs, such holdings are valued at their acquisition cost or for a lower amount if there is evidence of their impairment.

Changes in fair value, net of their tax effect, are recorded in the consolidated statement of comprehensive income: Other comprehensive income, until such time as the disposal of these financial assets takes place, at which time the accumulated amount in this section is fully posted in the profit or loss for the period, with the exception of investments in equity instruments where the accumulated other comprehensive balance is reclassified to retained earnings.

In the event that the fair value is lower than the acquisition cost, if there is objective evidence that the asset has suffered an impairment that cannot be considered as temporary, the difference is recorded directly in the losses for the period.

(iii)        Financial Assets Recorded at Fair Value through Profit or Loss:

This category includes the trading portfolio of the financial assets that have been allocated as such upon their initial recognition and which are administered and assessed according to the fair value criterion, and the financial assets that do not meet the conditions to be classified in the two above categories.

They are valued at fair value in the consolidated statement of financial position and any changes in value are recorded directly in profit or loss when they occur.

g.2)       Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible into cash and are subject to insignificant risk of changes in value.

g.3)       Impairment of financial assets

Under IFRS 9, the Group applies an impairment model based on expected credit losses. The new impairment model is applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments.

Under IFRS 9, the allowance for impairment losses are measured based on:

•                     12 months expected credit losses; or

•                     Lifetime expected credit losses if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset.

Based on the reference market and the regulatory context of the sector, as well as the recovery expectations after 90 days, for such accounts receivable, the Group mainly applies a predetermined definition of 180 days to determine the expected credit losses, since this is considered an effective indicator of a significant increase in credit risk. Therefore, financial assets with an aging of more than 90 days are generally not considered to be in default.

g.4)       Financial liabilities other than derivatives

Financial liabilities with general character are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest rate method (see Note 3.g.1).

Lease liabilities are initially measured at the present value of future lease payments, determined in accordance with the criteria described in Note 3.f. In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 22, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.5)       Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value at the end of each reporting period as follows: if their fair value is positive, they are recorded within “Other financial assets” and if their fair value is negative, they are recorded within “Other financial liabilities”. For derivatives on commodities, positive fair value is recorded in “Trade and other receivables”, and negative fair value is recognized in “Trade and other liabilities”.

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for  hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

•                      Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•                      Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative loss or gain in this reserve is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge relationship are recognized directly in the statement of comprehensive income.

•                      Hedge accounting is discontinued only when the hedging relationship (or a part of the relationship) fails to meet the required criteria, after making any rebalancing of the hedging relationship, if applicable. If it is not possible to continue the hedging relationship, including when the hedging instrument expires, is sold, settled or exercised, any gain or loss accumulated in equity at that date remains in the equity until the projected transaction affects the statement of comprehensive income. When a projected transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately transferred to the income statement.

The Group does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchases or sales agreements are recognized in the statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•                      The sole purpose of the agreement is for its own use, which is understood as: (i) in the case of fuel purchase agreements such use is to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale is to the end-customers; and (iii) in the case of electricity sales its sale is to the end-customers.

•                      The Group’s future projections evidence the existence of these agreements for own use.

•                      Past experience with agreements evidence that they are “own use” agreements, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues, they have been used for other purposes beyond the control and expectations of the Group.

•                      The agreement does not stipulate net settlement of monetary differences and the parties have not made it a practice to net settle similar contracts in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts for use in sales to end-customers, and electricity sale contracts for sale of the Group’s own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the statement of comprehensive income.

g.6)       Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•                      The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

•                      The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

For transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, its continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

g.7)       Offsetting of financial assets and liabilities

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position only when:

•                      there is a legally binding right to offset the recognized amounts; and

•                      the Company intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

The right of offset may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties.

g.8)       Financial guarantees

The financial guarantee contracts, defined as the guarantees issued by the Group to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

•                      the amount of the liability determined in accordance with the accounting policy described in Note 3.m; and

•                      the amount of the asset initially recognized less, if appropriate, any accumulated amortization recognized in accordance with the revenue recognition policies described in Note 3.q.

h)                 Fair value measurement

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to perform the measurement where it maximizes the use of relevant observable data and minimizes the use of unobservable data.

Given the hierarchy explained below, data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero coupon interest rate curves for each currency (these valuations are carried out using external tools such as Bloomberg); and

Level 3:  Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•                      For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset at its highest and best use;

•                      For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the Company’s own credit risk;

•                      For derivatives not traded on active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

•                      For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are shown in Note 22.3.

i)                    Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with the Group plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from the associate or joint venture is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when there are indicators of impairment.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method.”

The companies classified as “Associates” and “Joint Ventures” (see Notes 2.5 and 2.6, respectively) in these consolidated financial statements are accounted for under this method.

j)                    Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of inventories includes all costs of purchase and all necessary costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

k)                 Non-current assets (or disposal groups of assets) held for sale or held for distribution to owners and discontinued operations

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method and joint ventures and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), are classified as:

•                      Held for sale, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, or

•                      Held for distribution to owners, when the entity is committed to distribute the assets (or disposal groups) to the owners.

For the above classifications, the assets must be available for immediate sale or distribution in their present condition and its sale or distribution is highly probable. For the transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

Non-current assets or disposal groups held-for-sale or held for distribution to owners are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution, less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of subsequent decision that they would be reclassified as non-current assets.

Non-current assets held for sale and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups held for sale or for distribution to owners”, and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups held for sale or for distribution to owners”.

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale and:

(i)                 represent a separate major line of business or geographical area of operations;

(ii)              is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

(iii)           is a subsidiary acquired exclusively with a view to resale.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or groups constituting the discontinued operation are presented as a single line item in the consolidated comprehensive income statement as “Income after tax from discontinued operations”.

l)                    Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and measured at acquisition cost.

Gains and losses from the disposal of treasury shares are recognized directly in “Equity — Retained earnings”, without affecting profit or loss for the period.

m)             Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

m.1) Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, related to defined benefit plans, are basically formalized through pension plans, except for certain non-

monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

For each of the defined benefit plans, any deficit between the actuarial liability for past services and the plan assets is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the consolidated statement of financial position, and any surplus is recognized under line item “Other financial assets” within non-current assets in the consolidated statement of financial position, provided that any surplus is recoverable by the Group, usually through a reduction in future contributions and taking into consideration the limit established in IFRIC 14, IAS 19 The limit on a defined benefit asset, minimum funding requirements, and their interaction.

Actuarial gains and losses arising in measurements of both the plan liabilities and the plan assets, including the limit in IFRIC 14, are recognized directly as a component of other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense when the employees have rendered their services.

n)                 Translation of balances in foreign currency

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the period, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows affect profit or loss. This term has been estimated at ten years.

o)                 Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group has any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non-current liabilities.

p)                 Income taxes

Income tax expense for the period is determined as the sum of current taxes from each of the Group’s subsidiaries and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•                      Did not arise from a business combination; and

•                      At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when there exists uncertainty about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as government grants.

At the end of each reporting period, the Group reviews the deferred tax assets and liabilities recognized, and makes, if any necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

q)                 Revenue and expense recognition

Revenue is recognized when (or as) the control over a good or service is transferred to the customer. Revenue is measured based on the consideration to which it is expected to be entitled for said transfer of control, excluding the amounts collected on behalf of third parties.

The Group analyzes and takes into consideration all the relevant facts and circumstances for revenue recognition, applying the five step of the model established by IFRS 15: 1) Identifying the contract with a customer; 2) Identifying the performance obligations; 3) Determining the transaction price; 4) Allocating the transaction price; and 5) Recognizing revenue.

The following are the criteria for revenue recognition by type of good or service provided by the Group:

•                     Electricity supply (sale and transportation): Corresponds to a single performance obligation that transfers to the customer a number of different goods/services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits provided by the Company, it is considered a performance obligation met over time. In these cases, the Group applies an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

•                      Generation: revenue is recorded according to the physical deliveries of energy and power, at the prices established in the respective contracts, at the prices stipulated in the electricity market by the current regulations, or at the marginal cost of energy and power, depending on whether they are unregulated customers, regulated customers or energy trading in the spot market are involved, respectively.

•                      Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate.

These revenues include an estimate of the service provided and not invoiced, at the balance sheet date (See Note 2.3, Note 27 and Appendix 2.2).

•                     Other Services: mainly the provision of supplementary services to the electricity business, construction of works and engineering and consulting services. Customers control committed assets as they are created or improved. Therefore, the Company recognizes this revenue over time based on the progress, measuring progress through output methods (performance completed to date , milestones reached, etc.), or costs incurred (resources consumed, hours of labor spent, etc.), as appropriate in each case.

•                     Sale of goods: revenue from the sale of goods is recognized at a certain time, when control of the goods have been transferred to the buyer, which generally occurs at the time of the physical delivery of the goods. Revenues are measured at the independent sale price of each good, and any type of applicable variable compensation.

In contracts in which multiple committed goods and services are identified, the recognition criteria will be applied to each of the identifiable performance obligations of the transaction, based on the control transfer pattern of each good or service that is separate and an independent selling price allocated to each of them, or to two or more transactions jointly, when these are linked to contracts with customers that are negotiated with a single commercial purpose and  the goods and services committed represent a single performance obligation and their selling prices are not independent.

Enel Américas determines the existence of significant financing components in its contracts, adjusting the value of the consideration if applicable, to reflect the effects of the time value of money. However, the Group applies the practical solution provided by IFRS 15, and will not adjust the value of the consideration committed for the purpose of a significant financing component, if it expects, at the beginning of the contract, that the period between the payment and the transfer of goods or service to the customer is one year or less.

The Group excludes the gross revenue of economic benefits received when acting as an agent or broker on behalf of third parties from the revenue figure. The Group only records as revenue the payment or commission to which it expects to be entitled.

Given that the Group mainly recognizes revenue for the amount to which it has the right to invoice, it has decided to apply the practical disclosure solution provided in IFRS 15, through which it is not required to disclose the aggregate amount of the transaction price allocated to the obligations of performance not met (or partially not met) at the end of the reporting period.

In addition, the Group evaluates the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset, if their recovery is expected, and amortized in a manner consistent with the transfer of the related goods or services. The incremental costs of obtaining a contract are recognized as an expense, if the depreciation period of the asset that has been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer.

Interest revenue (expenses) is (are) recorded considering the effective interest rate applicable to the principal with pending amortization, during the corresponding accrual period.

r)                  Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of shares of common stock outstanding during the period, excluding the average number of shares of the Company held by other subsidiaries within the Group, if any.

Basic earnings per share for continuing and discontinued operations are calculated by dividing net income from continuing and discontinued operations attributable to shareholders of the Company (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the year, excluding the average number of shares of the Company held by other subsidiaries within the Group.

s)                   Dividends

Article No. 79 of the Chilean Corporations Act Law No. 18,046, establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the Company’s by-laws if there are preferred shares, of at least 30% of profit for each year, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Enel Américas highly fragmented share ownership, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other current payables” and “Accounts payable to related parties”, as appropriate, and recognized in equity.

The interim and final dividends are deducted from equity when approved by the competent body, which in the first case is normally the Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

t)                    Share issuance costs

Share issuance costs, only when they represent incremental expenses directly attributable to the transaction, are recognized directly in net equity as a deduction from “Share premiums,” net of any applicable taxes. If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves”. Subsequently, these costs must be deducted from the paid-in capital, a deduction which shall be approved at the next Extraordinary Shareholders’ Meeting after the date on which the corresponding disbursements were incurred.

u)                 Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

•                      Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

•                      Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

•                      Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•                      Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

v)                 Functional currency

The Company’s management has concluded that the currency of the main economic environment in which the Company operates is the United States dollar (US$), and has decided that this is the Company’s functional currency.

This conclusion is based on the fact that the US$ is the currency that fundamentally influences financing activities, capital issues and cash flows and their equivalents.

Due to the foregoing, the US$ reflects the underlying transactions, events and conditions which are relevant to the Group.

All information presented in US$ has been rounded to the nearest thousand (ThUS$) or million (MUS$) unit, except when otherwise indicated.

4.                  SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

a)                 Regulatory Framework

Argentina

Argentina has shown signs of intervention in the electricity market since the crisis of 2002. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations of the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, called the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Wholesale Electricity Market Administration Company (CAMMESA - Compañía Administradora del Mercado Mayorista Eléctrico).

However, after the 2002 crisis, the authorities changed the price-setting criteria, bringing the marginal pricing system to an end. First, marginal prices were calculated without taking into consideration the natural gas shortages. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, SE Resolution No. 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. Second, it established a spot price ceiling of ARS120 per MWh. However, CAMMESA pays the actual variable costs of the thermal plants that run on liquid fuels through the Temporary Dispatch Cost Overruns program.

In addition, as the dollarized economy was devalued and went back to the Argentine peso, payment for capacity fell from US$10 to ARS10 per MWh. Capacity payments have subsequently risen slightly to ARS12 per MWh.

Additionally, the freezing of prices paid by distributors caused a gap in relation to actual generation costs, resulting in various types of special agreements for recovering costs, in accordance with regulations in force.

It was in this context that the government announced in 2012 its plan to change the current regulatory framework to one based on an average cost scheme.

Resolution No. 95/2013 was published in March of 2013, significantly changing the system for generators’ remunerations and setting new prices for capacity depending on the type of technology used and availability. It also set new values for paying for non-fuel variable costs, as well as additional remuneration for energy generated.

In May 2013, the Group’s generating companies (Enel Generación Costanera, Enel Generación El Chocón and Dock Sud) accepted the terms of SE Resolution No. 95/2013.

This resolution marked the end of marginal pricing as a payment system in the Argentine power generation market and established, instead, a payment system by type of technology and size of plant. For each case, it recognizes fixed costs (determined on the basis of fulfillment of availability) and variable costs, plus an additional remuneration (the two parts are determined based on energy generated). Part of the additional remuneration is placed in a trust for future investments.

Commercial management and fuel dispatch are handled by of CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts are up, must purchase their supply from CAMMESA. However, the Secretary of Energy (“SE”), in Note SE 1807/13, gave generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

It is also important to mention that Enel Generación Costanera has availability contracts signed in 2012 that are still in effect, as well as combined cycle contracts (until 2016) and turbosteam generation contracts (until 2019) that will enable the company to implement an investment plan for the Costanera plant generation units in order to optimize the reliability and availability of that plant. The contracts also include payment of the commitments under the Long-Term Service Agreement (LTSA) for the plant’s combined cycles.

The values of SE Resolution 95/2013 were updated on an annual basis by SE Resolutions 529/2014, 482/2015 and SEE Resolution 22/2016. SE Resolution 529/2014 created a remuneration for non-recurring maintenance for the steam-electric power plants, and SE Resolution 482/2015 provided remuneration for non-recurring maintenance also to hydroelectric power stations. In addition, Resolution 482/2015 created a new charge of 15.8 ARS/MWh for steam-electric power plants and 6.3 ARS/MWh for hydroelectric power stations, in order to finance investments, applicable from February, 2015 to December, 2018 only for those generating companies participating in the project.

On March 22, 2016, the SE through Resolution No. 21/16, requested bids to offer new capacity for thermal generation for the summer 2016/17, winter 2017 and summer 2017/18 periods. The resolution stated that the offer cannot include, as of the date the resolution was published, pre-existing generation units already interconnected to the Argentine Interconnection System (“SADI” in its Spanish acronym) or capacity that was already offered in other agreements. The five (5) – ten (10) year contract will be entered into with CAMMESA as a representative of Wholesale Electricity Market (“MEM”) agents and monthly remuneration for capacity will be in US$ per MW, while energy generated with each fuel will be in US$  per MWh, as the payment priority equivalent to that of payment for liquid fuel. The supply and recognition of fuel costs will be based on current regulations, as appropriate. The minimum capacity at each interconnection node must not be less than 40MW and preferably must be of dual capacity for fuel consumption, with specific maximum consumption of up to 2,500 kcal/kWh. CAMMESA will make known the expected locations for generation between 50MW to 150MW. The order of priority for the offers was based on increasing costs, therefore, the assessment formulas must be made available to the bidders.

On September 14, 2016, the results of the New Thermal Generation Bid were published in the Official Bulletin, granting a total of 1,915 MW (out of 6,000 MW total offers). Four offers propose to deliver new energy (545 MW of capacity) to the SADI in December 2016; ten offers propose to deliver new energy (685 MW) in the first quarter of 2017 and four more offers are expecting to deliver new energy (229 MW) in the second quarter of 2018. In addition, 26 offers are committed to start their service in the second half of 2017, and five other offers in 2018. Likewise, through Note No. 355, the SE instructed CAMMESA to encourage pricing improvements to those entities whose offers were considered acceptable but no bid was granted. As a result of new pricing offers, an additional 956 MW were granted to seven offers proposing to deliver new energy within the period from January 30 to December 1, 2017. Lastly, on October 28, 2016, the SE, through Resolution No. 387/E/2016, instructed

CAMMESA to add two additional projects for a total of 234 MW. None of the Group’s entities participated in the bidding process.

On November 16, 2016, by means of Secretariat of Electrical Energy (“SEE”) Resolutions 420-16 and 455-16, the SE summoned those entities interested in developing infrastructure projects that contribute in the reduction of costs in the MEM and to increase the reliability of the Argentinean Power Grid, to express their interest, considering in particular the contribution of the preliminary plans presented with responsibility in supplying fuel for generating electrical energy. Enel Group presented two projects located on the premises of Enel Generación Costanera, for 350 MW and 415 MW. The specifications for the new combined cycles are expected to be issued in the next few months, to close the bidding process during Spring of 2017. On the other hand, by means of SEE Resolution 287 - E/2017 of May 10, 2017, the SEE instructed CAMMESA to summon all interested parties to submit their proposals (Stage I) for a new thermal generating plant with (a) combined cycle closure or (b) cogeneration technology, with the commitment to be available to meet the demands of the MEM, attaching the respective specifications and terms and conditions. 40 projects were submitted for a total of 4,597 MW. On September 25, 2017, SEE Resolution 820 was published awarding 506 MW at an average price of 17,769 US$/MW-month and instructing CAMMESA to invite the remaining technically accepted proposals to improve their proposal, with a submission deadline on October 6 and the award on October 13, 2017, so that CAMMESA could send its analysis to the SEE.

On February 2, 2017, the SEE issued Resolution No. 19/2017 replacing SEE Resolution No. 22/2016, which set the remuneration guidelines for existent power generating plants. Resolution No. 19/2017 defines the minimum remuneration for the energy capacity of technology and scale, and allows thermal units to offer equal remuneration for availability energy contracts for all technologies. Thermal generators may declare the price of firm capacity to be committed for a three-year period per unit each summer period, and may also provide the information by summer and winter periods (adjustments could be made during the period). As an exception applicable to 2017, Resolution No. 97/2017 authorized the declaration of the Guaranteed Availability Commitments (Compromisos de Disponibilidad Garantizada, in Spanish) in conjunction with the information required for the Winter Seasonal Programming, effective from May 1, 2017 to October 31, 2017. Generators will sign a Guaranteed Availability Commitment contract with CAMMESA, which may be transferred to demand as defined by SEE. The remuneration will be received by each generation unit with a committed capacity and will be in proportion to its compliance, with the minimum remuneration calculated based on the minimum price. On the other hand, the thermal generation could offer additional capacity availability for bi-annual periods, which will be auctioned at a maximum price.

In relation to hydroelectric power plants, a new scheme is defined to assess energy capacity, which is based on actual energy capacity available (that will result in a higher value for capacity than under prior regulations). Likewise, a base is defined for the price of energy capacity, a second for the period from May 2017 to October 2017, and a third from November 2017.

The remuneration values under Resolution No. 19/2017 are denominated in U.S. dollars and will be translated to Argentine pesos using the last business day exchange rate published by the Argentine Central Bank, and will be effective for the term established in CAMMESA’s procedures. Subsequently, the SEE established that the conversion rate to be used to translate to Argentine pesos should correspond to the spot exchange rate from the day before the transaction due date, starting from November 2017.

SEE Resolution 1085/17 amends the payment process to agents for the transportation system as of December 1, 2017 (the transporter’s remuneration does not change as it was set in the RTI). Synthetically it stipulates:

•                      The costs associated with the transportation remuneration will be distributed proportionately in accordance with the demand.

•                      The Generating Agents will only pay charges from direct connection.

•                      Instructs CAMMESA to propose, in the next 90 days. All necessary changes in order to implement the procedures (MEM regulations).

On August 1, 2018, Resolution ME No. 46 was published that reduces the price of gas from US$ 5.20 to US$ 4.20 per MMBTU (on average) that is allocated to the electricity generation segment.

The SEE is also instructed to implement a competitive mechanism for the provision of gas for generation at a maximum defined price.

In this sense, the SEE instructed CAMMESA to carry out natural gas purchases under firm and interruptible conditions through the Electronic Gas Market (MEGSA) to supply thermal generation.

Finally, the bid on interruptible contracts for the period September-December of 2018 was tendered.

The average price of offers was US$ 3.69 per MMBTU, 13% cheaper than the price of Resolution ME No. 46.

On November 7, 2018, Resolution 2018-70-APN-SGE was published in the Official Gazette, through which the Generators, Cogenerators and Self Generators of MEM are enabled to procure their own fuel supply for the generation of electric power.

Initially, the standard is in force for natural gas and allows generators to obtain an additional margin when producing with their own fuel, only if the gas purchase price is lower than the price recognized by CAMMESA.

With this resolution, the generators charge the variable production cost (CVP) according to the recognized prices.

CAMMESA is responsible for continuing to supply the other generators that do not buy their fuel.

Out of a total of 60 companies authorized to declare, 22 of them were registered, 6 of which correspond to Generation under 100% of Resolution 19/17.

In December 2018, the authorities allowed the export of natural gas, establishing a new procedure to authorize exports.

The surplus is generated from the availability of gas resulting from higher production from Vaca Muerta.

The authorized exports were destined to Chile and Brazil, with a total volume of 479,250,000 m3, under interruptible conditions, and for the period up to June 2020 towards Chile and for approximately 600 MW of electricity to Brazil.

On February 28, 2019, Resolution SRR and ME No. 1/19 replaced Resolution SEE No. 19/2017 which established the guidelines for the remuneration of existing power plants.

The new Resolution basically maintains the current remuneration structure with some changes. In the first place,  it made adjustments related to   decreases in the payment for Availability and for energy of the thermal units. For the former,  the reduction was in the order of 10% and for the energy  it was 20%.

A formula was also established to adjust the revenue  for availability according to the historical dispatch of the generating unit. In this sense, the units that had  a dispatch factor in the last rolling year of less than 30% will have a reduction of 30%. In the event that this factor is >70% there is no effect and between 30% and 70% the reduction is proportional.

The hydroelectric power plants basically did not have modifications to their revenue guidelines.

Continuing with the instructions given in 2018 to CAMMESA by the SE, in order to lower the costs of gas related to generation, MEGSA organized two tenders for the provision of gas for generation in thermal power plants, with very satisfactory results. The first was held on December 27, 2018. The supplies offered were intermittent for the period between January and December 2019. The minimum PIST prices obtained were US$2.2107 per MMBTU (Summer), US$3.2235 per MMBTU (Winter) and weighted average prices of US$3.0953 per

MMBTU (Summer) and US$4.3446 per MMBTU (Winter). The second tender took place on May 23, 2019. Unlike the previous tender, the supply on this occasion was constant, with a term ranging from June 2019 to May 2020 inclusive. The PIST prices obtained were US$2.207 per MMBTU and US$3.2446 per MMBTU for summer and winter, respectively, evidencing a clear decrease in the price of gas at the wellhead from the first tender.

Brazil

Legislation in Brazil allows the participation of private capital in the electricity sector, upholds free competition among companies in electricity generation, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

Based on the contract requirements as stated by distribution companies, the Ministry of Energy has been involved in planning the expansion of the electricity system, setting capacity quotas by technology on the one hand and, on the other, promoting separate tender processes for thermal, hydraulic or renewable energies, or directly holding tender processes for specific projects. The operation is being coordinated in a centralized fashion in which one National System Operator (“ONS” in its Portuguese acronym) coordinates centralized load dispatch based on variable production costs and seeks to guarantee to meet demand at the minimum cost for the system. The price at which transactions take place on the spot market is called the Difference Liquidation Price (Precio de Liquidación de las Diferencias, PLD).

Generation companies sell their energy on the regulated or unregulated market through contracts, and trade their surpluses or deficits on the spot market. The free market is aimed at large users, with a limit of 3,000 kW (this limit will change to 2,500 kW as of July 1, 2019, and to 2,000 kW as of January 1, 2020) or 500 kW if they purchase Non-Conventional Renewable Energy (“NCRE”).

In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions. In the regulated market, in contrast, where distribution companies operate, energy purchases must go through a bidding process coordinated by the National Electricity Agency (“ANEEL” in its Portuguese acronym). In this way, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. The ANEEL sets maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

These regulatory mechanisms ensure the creation of regulatory assets/liabilities, whose rate adjustment for eventual deficits will take place in the tariff adjustments (starting March 15 for Enel Distribución Río S.A. (formerly Ampla), April 22 for Enel Distribución Ceará S.A. (formerly Coelce), July 4 for Enel Distribución São Paulo (formerly Eletropaulo) and October 22 for Enel Distribución Goiás). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A (Cuenta de Compensación de Valores — Parte A, or “CVA”). They aimed to maintain consistent operating margins for the dealer by allowing tariff revenue due to the costs of Part A.

The CVA helps maintain stability in the market and enables the creation of deferred costs, which is compensated through tariff adjustments based on the fees necessary to compensate for deficits the previous year.

On December 2014, an addendum was signed to the concession contract for distributors in Brazil Enel Distribución Río S.A. and Enel Distribución Ceará S.A., which allows these regulatory assets (CVA’s and others) to be included in indemnitee assets at the end of the concession, and if this is not possible over time, it allows compensation through tariffs. Therefore, the recognition for these regulatory assets/liabilities is allowed under IFRS (see Note 3.d.1).

Brazil experienced drought conditions throughout 2014. In November 2014, the system reached the maximum risk of energy rationing. The average reservoir levels were 1% lower than at the last rationing. However, the government stated that there was no risk to supply.

The government created the ACR account to cover the additional energy costs through bank loans to be paid within two years through the tariff. Distributors had used approximately BRL18,000 million (US$3.7 billion) from the ACR account by December 31, 2014. However, this was not sufficient to cover the shortfall. In March 2015, a new loan was approved against the ACR account to cover the shortfall of November and December 2014. In addition, an extension in the payment period was approved for all loans, which currently will have to be paid in 54 months from November 2015.

In January 2015, based on the mismatches between the costs recognized in tariffs and actual costs other than those related to operations of the distribution entities, and increased inherent drought conditions costs, ANEEL began the application of a system (known as Tariffs Flags) of monthly charges over the tariff to the customers, provided that the marginal cost of the system is higher than the regulatory standard. The purpose of the regulator is to indicate the customers the generating cost of the following month, and paying in advance to the distribution companies an amount that would only be available in the next tariff review process.

The Tariff Flags system initially consisted of three levels of colored flags: Green, Yellow and Red as follows:

	Description	To be applied when CMO (BRL/MWh)	Additional Tariff (BRL/MWh)
Green	Favorable generation of energy conditions	<200	None
Yellow	Less favorable generation of energy conditions	>200<388.48	+ 0.025
Red	Higher costs generation conditions	>388.48	+ 0.045

From January 2015 until the reporting date of these financial statements, the values have been changing based on new expectations of future generation costs.

In summary, with this mechanism the generation cost that is currently transferred to the customer only once a year (when the annual tariff adjustment is performed) will generate a monthly variation and the customer can improve control over his/her electricity consumption. That is, the consumers will notice a lower tariff adjustment as they are paying a higher amount during the month. The flags system implemented by the ANEEL, is an accurate indicator of the actual cost of energy generated, allowing consumers a rational use of electrical energy.

As of February 1, 2016, the Red flag was separated into two levels — BRL3.00 and BRL4.50 — applicable to a consumption of 100kWh. Also, the Yellow flag value was reduced from BRL2.5 to BRL1.5 applicable to a consumption of 100kWh (or portions). The improved conditions of the rainy season in 2016 increased hydroelectrical reserves to their normal levels and the combined effect of a decrease in demand together with the addition of new power plants in the Brazilian electricity system, led to a change in the Tariff Flags, such that the flag was Yellow in March 2016 and Green in April 2016.

As of 2017, the values of the flags are:

•                      Green flag rate: Favorable generation conditions

•                      Yellow flag rate: BRL2.00 per 100 (kWh)

•                      Red flag rate - level 1: BRL3.00 per 100 (kWh)

•                      Red flag rate - level 2: BRL3.50 per 100 (kWh)

Green flag rate: It will be activated in the next few months when the value of the last CVU plant to be sent is less than BRL211.28 per MWh;

Yellow flag rates: It will be activated in the next few months when the value of the last CVU plant is verified to be equal to or more than BRL211.28 per MWh and less than BRL422.56 per MWh; and

Alert signal rate: It will be activated in the next few months when the value of the last CVU plant is verified to be equal to or higher than BRL422.56 per MWh, according to the following levels of application:

Level 1: It will be activated in the next few months when the value of the variable unit cost - CVU last plant is verified to be equal to or higher than BRL422.56 per MWh and less than BRL610 per MWh; and

Level 2: It will shoot up in the next few months when the value of the variable unit cost - CVU last plant is verified to be equal to or higher than the ceiling of BRL610 per MWh.

There was a methodological alteration in the proposal regarding the metrics. Now the operation of the flags takes into account the definition the cost of the hydrological risk, given the indirect relationship between the hydroelectric generating deficit and the short-term price of electrical energy. The incorporation of these two variables to the system makes the projected collection, with the proposed values, to be more accurate in relation to the actual incurred costs.

As of November 2017, the flag values are:

•                      Green flag rate: Favorable generating conditions

•                      Yellow flag rate: BRL1.00 per 100 (kWh)

•                      Red flag rate - level 1: BRL3.00 per 100 (kWh)

•                      Red flag rate - level 2: BRL5.00 per100 (kWh)

There was a change in some points of the methodology for the metrics (Public Hearing No. 08/19) in relation mainly to the design of the GFband variable: change to the flat physical guarantee profile (i.e., energy allocated uniformly over the whole horizon). and harmonization of the variation metric (GSF) with the CCEAR-D, CONER and MCP costs.

As of July 2019, the flag values are:

•                                Green flag rate: favorable generation conditions

•                                Yellow flag rate: BRL1.50 per 100 (kWh)

•                                Red flag rate - level 1: BRL4.00 per 100 (kWh)

•                                Red flag rate- level 2: BRL6.00 per100 (kWh)

Energy tenders of recent years

In 2015, six electric power tenders were carried out for purposes of reestablishing the energy supply:

•                      One A-1 tender: 1,954 MW (avg.), allocated to Hydro (94%), Biomass (4%) and Gas (2%); from 1 to 3 years of energy supply;

•                      Four A-3 tenders and reserve:

•                      97 MW (avg.), allocated to Wind (30%) and Biomass (70%), at an average price of BRL200 per MWh;

•                      233 MW (avg.), allocated to Solar (100%), at an average price of BRL301.8 per MWh;

•                      314.3 MW (avg.), allocated to Wind (72%), Hydro (15%), Gas (7%), and Biomass (6%), at an average price of BRL189 per MWh; and

•                      508 MW (avg.), allocated to Wind (52%) and Solar (48%), at an average price of BRL249 per MWh.

•                      One A-5 tender: 1,147 MW (avg.), allocated to Gas (76%), Hydro (18%) and Biomass (7%), at an average price of BRL259.2 per MWh.

Also, a Tender for Contracting Hydroelectrical Plants Concessions was carried out through the quota regime, in which the seller is granted energy (3,223 MW (avg.)) and capacity (6,061 MW) for an Annual Operational Revenue from Generation.

In 2016, two electric power tenders were carried out as follows:

•                      One A-5 tender for 202 MW (avg.), allocated to Gas (2%), Hydro (58%) and Biomass (40%), at an average price of BRL198.59 per MWh.

•                      One A-1 tender for 21 MW (avg.) at an average price of BRL118.15 MWh.

In 2017, four tender processes were carried out as follows:

(i)                 A-4, set out a tender on 12/18/2017 for 2,202 MW of energy, awarded at an average price of BRL144.51 per MWh, the distribution by nature of generation was 3% to hydroelectric, 4% to steam-electric, 16% to wind and 77% to solar;

(ii)              A-6, set out a tender on 12/20/2017 for 27,366 MW of energy, awarded at an average price of BRL189.45 per MWh the distribution by nature of generation was 3% to hydroelectric, 72% to steam-electric, 25% to wind;

(iii)           A-1 and A-2, set out a tender on 12/22/2017, for 288 MW and 423 MW of energy, respectively, sold at an average price of BRL177.46 per MWh and BRL174.52 per MWh, respectively.

In 2018, there were three tenders with the following result:

•                      One tender A-4: 356.19 MW (avg.), assigned to Hydro (6.6%), Biomass (9.7%), Wind (16.2%) and Solar (67.5%) at an average price BRL124.75 per MWh.

•                      One tender A-6: 1,228.59 MW (avg.), assigned to Gas (26.6%), Hydro (18.9%), Biomass (0.9%) and Wind (53.6%) at an average price BRL140.87 per MWh.

•                      One tender A-1 and A-2, on 12/07/2018, in the A-1 were 4 MW of average energy sold at an average price of BRL142.99 per MWh and in the A-2 were 359 MW of energy operated at an average price of BRL161.35 per MWh

On June 27, 2019, there was a tender A-4 for wind, solar, and hydro sources, PCH, CGH and Biomass, with the following result:

•                      203.7 MW (avg.), assigned to Hydro (20.2%), Biomass (5.3%), Wind (23.7%) and Solar (50.7%) at an average price of BRL67.48 per MWh.

A new tender is planned for 2019: the tender A-6 on September 26, 2019, for the same sources as the tender A-4, with the addition of coal and gas thermoelectric plants, where 1,829 projects with a total of 100,874 MW were registered.

Pro rata allocation due to judicial matters

At the end of September 2016, ANEEL, based on certain judicial outcomes referring to the suspended collection of CDE charges of certain industrial participants (members of the Associação Brasileira de Grandes Consumidores Industriais de Energia e de Consumidores Livres or “ABRACE”), had to recalculate the CDE pro rata allocation to the rest of the applicable participants, despite having transferred Parcel A costs. Subsequently, specific tariffs applicable to the members of ABRACE will be published and the distribution companies will have to promote the new invoicing to those customers. The distribution companies must maintain the payments of the CDE parts under actual amounts (published in the resolutions); and, finally the deficit originated for the revenue losses will be included in the tariff adjustments of the distribution companies.

CDE’s Monthly Rate: Indemnification for discounts granted to consumers under judicial orders

Resolution No. 1,576 authorized electric energy distributors to recover the lower amounts billed due to judicial orders against the Energy Development Account, through the CDE’s monthly installments.

The difference between the regular tariff and the judicial order tariffs will be deducted from the CDE’s monthly installment. This adjustment will not be implemented through the tariffs and no regulatory assets will be included in the tariffs. The discount applied to the CDE’s monthly installment of consumers with judicial orders will be compensated, that is, the monthly payment of the installments will be lower than the installments defined in the resolution.

Distributed Generation

In May 2015, the regulator in a public hearing began the process to modify the regulations related to the distributed micro- and mini-generation aimed to making it more viable. The most important modification is to allow the installation of generation systems (of any renewable source, up to 3MW for hydro and 5MW for other sources) in locations other than where the load is located.

On November 24, 2015, ANEEL through Resolution No. 687/15 approved the regulation on distributed micro- and mini-generation by using an energy compensation mechanism.

Under the new regulations, effective on October 27, 2017, the use of any source of renewable energy as well as qualified co-generation is allowed. Distributed micro-generation is defined as a generating power plant with installed capacity of up to 75 kW. Distributed mini-generation is defined as a generating power plant with installed capacity of more than 75kW and less than 5 MW connected to the distribution network through consumption unit facilities.

On the same date, the regulation prohibits the framing as a distributed micro generation of generating plants that have already been subject to registration, concession, permit or authorization, or have entered into commercial operation or had their electric power accounted for within the scope of the CCEE or directly engaged with a concessionaire or permit holder of electric power distribution, the distributor must identify those cases.

If the volume of energy generated in a particular month is higher than the energy consumed in that particular month, the consumer has a credit that can be used to reduce the next month’s invoice. In accordance with the new regulation, the effective period for energy credits was increased from 36 to 60 months and the credits may be applied to the consumption of units by the same owner located in other places, as long as the service area is from the same distributor. This type of use for credits is referred to as “distance auto-consumption”.

Another new feature available under the regulation is the ability to install distributed generation in condominiums (companies with multiples consumption units). Under this feature, the energy generated can be distributed in specific percentages defined by the consumers.

ANEEL also created the “shared generation” scheme which allows parties interested in being part of a consortium or cooperative to install distributed mini/micro generation and use the energy generated to reduce the invoices of all members of the consortium or cooperative.

In terms of the procedures necessary to connect the micro/mini generator to the distribution network, ANEEL set up rules that simplify the process for access requests by creating specific forms to be completed by the consumers and reducing the period, from 82 days to 34 days, which distributors have to connect the 75kW plants. In addition, from January 2017, customers will be able to make access requests and monitor their progress online.

In 2018 ANEEL made a Public Consultation, CP 10/2018, to discuss the improvement of the rules applicable to micro and distributed mini-generation (Normative Resolution No. 482/2012) where it seeks to evaluate alternatives to reduce the loss of reception of distributors.

In 2019, continuing the aforementioned Public Consultation, ANEEL opened a public hearing (PH 001/2019) to discuss the improvement of the rules applicable to distributed micro/mini generation.

Resolution No. 771

Public Hearing No. 81/2016 resulted in repricing related to the billing of the technical losses from the connections to the consumer units, in the cases of external measurement (SMC - System of centralized measurement) made through locations in poles or other structures owned by the Distributor.

A calculation method was established to discount from the customer’s bill the losses that occurred in the connections made through branches of external measurement systems.

Resolution No. 237

On June 6, 2016, the Ministry of Mines and Energy (“MME”) issued Resolution No. 237 allowing energy distribution companies to request to the MME that their investments in high voltage distribution systems and in substations be categorized as priority. Such classification allows the distributors to issue “infrastructure debentures”, which are financing bonds with maturities longer than those of normal bonds, and that also have tax benefits for creditors. The grant of this benefit to energy distribution companies was as a result of an initiative carried out between the Brazilian Electric Energy Distributors Association (“ABRADEE” in its Portuguese acronym) and the Ministry of Mines and Energy.

Provisional Measure No. 735

On June 22, 2016, ANEEL issued Provisional Measure No. 735, establishing the following changes:

1)                 Sectoral Commissions:

•                      Beginning on January 1, 2017, the Chamber of Electric Energy Commercialization (“CCEE” in its Portuguese acronym) will replace Eletrobás in performing the collection activities for the Global Reserve of Reversal (“RGR” in its Portuguese acronym), Energy Development Account (“CDE”) and the Fuel Consumption Account (“CCC”), as well as, in managing the financing for the payment of the administration and operational expenditures incurred in this sectorial funds.

•                      Beginning on January 1, 2030, the CDE’s annual installments allocation will be made in proportion to the electric energy consumer market in MWh served by the distribution companies and the distribution and transmission concessionaires. The geographical location will no longer be taken into account. From January 1, 2017 to December 31, 2029, a gradual and uniform reduction will be applied in order to eliminate the actual proportion (4.53 for the CDE installments in the South, South East, North and North East regions).

•                      Beginning on January 1, 2030, the cost per MWh of the CDE’s annual installments paid by the consumers will be pro rata allocated to their voltage levels, as follows:

•                      High Voltage = 1/3 x Low Voltage cost

•                      Medium Voltage = 2/3 x Low Voltage cost

•                      From January 1, 2017 to December 31, 2029, a gradual and uniform reduction will be applied in order to reach the above proportions.

2)                 Itaipú Binacional’s Tariff

Itaipú Binacional (“Itaipú”) is a hydroelectrical power plant constructed as part of the International Agreement signed between Brazil and Paraguay on April 26, 1973, for the development of the hydroelectric resources of the Parana River located at the Brazilian-Paraguayan border (from the Seven Falls to the Iguazú’s River mouth).

The transfer tariff of Itaipu’s energy is fixed in US$/kW for monthly contracted capacity. Brazilian energy distribution companies must pay Eletrobas monthly through Itaipu’s Electric Energy Commercialization account an amount equal to the product of the monthly contracted capacity quota multiplied by the transfer tariff of Itaipu’s energy, both as approved by ANEEL.

Beginning on January 1, 2016, in accordance with Article 6 of Provisional Measure No. 735, a new transfer tariff of Itaipu’s energy was established, which will be included in the total cost of the 15.3 multiplier factor over the energy transfer cost referred to in Appendix C of the Brazilian-Paraguayan Itaipu Agreement.

3)                 Tenders

•                      For the electric energy generation, transmission and distribution concessions that will not be renewed, the Brazilian government may propose a sale/tender of the new 30-year concession period.

Law No. 13,203: Beneficiaries to the discount in the Tariffs for Using Distribution System (“TUSD”) and Tariffs for Using Transmission System (“TUST”)

Law No. 13,203, published on December 8, 2015, broadened the scope of beneficiaries able to use the discount under TUSD/TUST, as well as, the volume and use of the energy when it is considered and used for self-generation:

•                      ANEEL will establish a discount of up to 50% to the TUSD/TUST tariffs for those hydroelectrical energy projects with total capacity less than or equal to 3,000 kW and those energy projects based on solar, wind, biomass and qualified co-generation whose total capacity connected to the distribution and transmission systems is less than or equal to 30,000 kW. The discount will be applicable to energy production and consumption that is:

(i)                 purchased/sold for this type of projects and

(ii)              used as own production for those entities beginning operations on January 1, 2016.

•                      ANEEL will establish a discount of up to 50% to the TUSD/TUST tariffs for those solar, wind, biomass and qualified co-generation energy projects whose total capacity connected to the distribution and transmission systems is more than 30,000 kW and less than 300,000 kW and that comply with the following criteria:

(i)                 the project was originated as a result of the energy auction carried out on January 1, 2016; or

(ii)              the project was authorized to begin operations on January 1, 2016.

In implementing Law No. 13,203, ANEEL established Public Audience No. 38 that will replace Resolution No. 77/2004. The discounts will result in a significant increase in the amounts that are subsidized by the CDE, thus, increasing the tariffs for consumers of our subsidiaries Enel Distribución Río S.A. and Enel Distribución Ceará S.A. The fixed percentage discount of 50% proposed by ANEEL for these type of energy projects is the minimum that may be applied based on current regulations.

White Tariff

On September 12, 2016, ANEEL Resolution No. 733/2016 approved the conditions for applying a low voltage time-of-use tariff, the “White Tariff”.

The “White Tariff” is a new time-of-use tariff option that indicates to consumers the fluctuation in the value of energy at a particular date and time of consumption. It will be offered to consumers supplied low voltages (127V, 220V, 380V and 440V, Group B) and those consumers from Group A (high voltage) that comply with certain criteria under the White Tariff.

Resolution No. 733/2016 states the following with regard to the White Tariff:

•                      The application will begin in January 2018 for consumers already connected with monthly consumption greater than 500 kWh (12 cycles average) and for new connections;

•                      The application will begin in January 2019 for consumers already connected with monthly consumption greater than 250 kWh (12 cycles average);

•                      After January 2020, it will be applied to all consumers;

•                      The value of energy, under this tariff option, will be obtained from peak, intermediate and off-peak periods and are approved by ANEEL during its periodic review of the distribution companies.

•                      The “low income” (under specific regulation of ANEEL) and public lighting consumers cannot opt for the White Tariff;

•                      The energy meter equipment cost will be charged to the distributor, except for meter equipment with additional features; and

•                      Any potential customization of the consumption unit will be charged to the owner.

Adjustment to pricing rate for Enel Distribución Río S.A. (formerly Ampla)

On March 14, 2017, Enel Distribución Río S.A. signed the New Concession Contract (Sixth amendment) as a result of the public hearings No. 95 and No. 58. During the hearings, the regulations and application of the rates to the registered distributors were discussed, in order to amend the rules of the concession contract, in accordance with Decree 2194/2016.

The new rules applied to determine the adjusted rates for 2017, included, among other modifications, the use of the IPCA index instead of the general market price index (“IGP-M”). The unrecoverable revenue was transferred from

Part B to Part A and new regulatory loss indexes were applied. As a result, ANEEL approved an average adjustment of -6.51% for Enel Distribución Río S.A. For low voltage consumers, especially residential ones, the average adjustment was of -6.24%. The average adjustment for medium and high voltage customers was of -7.12%.

Transfer of other Transmission Installations (Demais Instalações de Transmissão or “DIT”) for distribution companies

On February 13, 2017, ANEEL issued Resolution 758/2017 establishing that voltage installations under 230 kV (Basic Grid) (hereinafter referred to as “DIT”) property of electrical energy transmission companies, should be transferred to and classified in property, plant and equipment of concessionary companies providing electrical energy distribution services.

The following DIT will be transferred to Enel Distribución Río S.A. on its first ordinary rate review after January 1, 2019. Enel Distribución Ceará S.A. will not receive any DIT.

Other Transmission Installations (DIT)	Km	Classification	Operational situation	Responsible Distributor	Proprietary Transmitter
IMBARIE	—	SE DIT	In operation	Enel Distribución Río S.A.	Furnas
IRIRI	—	SE DIT	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV ADRIANOPOLIS/MAGE RJ	48	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV CAMPOS/IRIRI RJ	98	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV IMBARIE/ARIANOPOLIS RJ	15	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV IRIRI/ROCHA LEAO RJ	12	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV ROCHA LEAGO /MGE RJ	108	LD	In operation	Enel Distribución Río S.A.	Furnas

ANEEL considers that this measure will improve the operating efficiency of the power grid. The incorporation of the DIT into the distribution companies will take place in the first rate review after January 1, 2019. According to current regulations, at that time, the power lines and substations will be accounted for as part of the property, plant and equipment of the distribution Company, and they have to be incorporated on the calculation rate process. The distributing companies will be compensated for a value equivalent to the non-depreciated assets, within 30 days after the rate review of the distribution Company receiving the DIT.

Adjustment to energy rate for distribution companies including the devolution of the cost of the Reserve Energy Order (EER) with the highest included in the adjustments.

Through Resolution No. 2,214 / 2017, ANEEL published the rates of all of the power sector distribution companies to return in April 2017 the highest cost values of Angra III included in the rates.

For the period of April 2017, the energy rate for Enel Distribución Rio, Enel Distribución Ceará and Enel Distribución Goiás were reduced in order to return the values of the costs of Angra III. The objective is to return the effects of the inclusion of the Part A of the Reserve Energy Order (“EER”) corresponding to the contracting of the Angra III plant one time only. Remembering that, via the natural rate adjustment process of the distribution companies, these amounts would be returned to the consumers in 12 months.

The procedure was divided into two stages: In the first, in April 2017, the rate will be reduced to revert the values of Angra III included from the previous rate-setting process and, at the same time, it will cease to consider the future cost of the EER of that plant. In the second stage, which started on May 1, 2017, and continues until the next rate-setting process of each distribution Company, the rate will cease to include (i) the future cost of the EER of Angra III and (ii) for the distribution companies which already experienced the adjustment in 2017, as is the case of Enel Distribución Rio, the value of the return in 12 months that was already included in the rate.

Modifications to review period of Enel Distribución Goiás pricing from October 2017 to October 2018

In a Public Meeting, ANEEL approved ENEL’s request to change the review period of the rates of Enel Distribución Goiás to 2018, after discussing the issue in a Public Hearing. As a result, the decision was to perform the review, which will be performed in October 2018 and every 5 years, with the new cut-off date for investments being April 30, 2018.

In addition to working on the quality of the information, the postponement will allow us to recover within the Remuneration Base past costs assigned as OPEX (capitalization of additional costs) and immediately recognize the investments made in the first year of ENEL’s operation in the company, as of such moment and until April 2018.

Enel Distribución Goiás Adjustment

On October 17, 2017, ANEEL authorized the rate price adjustment of Enel Distribución Goiás by means of Resolution No.2,317. The annual rate adjustment of Enel Distribución Goiás had an average effect on the rates of the consumers of 14.65%, with 12.03% on average for High Voltage consumers and 15.89% for Low Voltage consumers.

Public Hearing 066/17- WACC

On March 6, 2018, ANEEL approved the result of AP066, established to review the weighted average cost of regulatory capital of the distribution segment related to Sub-module 2.4 of the Tariff Regulation Procedures - “PRORET”. The Board of Directors, unanimously, decided to revoke the forecast for updating the weighted cost of capital in 2018 and approve a new version of Sub-module 2.4 of the Tariff Regulation Procedures — “PRORET”, which establishes the anticipation of the methodological revision for the year 2019, with application from January 2020.

Public Hearing 052/17 — Operating Cost

On March 6, 2018, ANEEL approved the result of the AP052 with updating of the parameters related to the definition of the Regulatory Operating Costs - Submodules 2.2 and 2.2A of the Tariff Regulation Procedures - PRORET. The efficiency of Enel Distribución Ceará remained unchanged at 100%, remaining as one of the most efficient distributors in management of operating costs in Brazil according to ANEEL.

Operating Cost Efficiency Index

Enel Distribución Ceará	100.00%
Enel Distribución Goiás	78.37%
Enel Distribución Rio	59.50%
Enel S.P	87.55%

Enel Distribución Rio Adjustment

On March 13, 2018, ANEEL approved the provisional result of the Fourth Periodic Tariff Review of Enel Distribución Rio, as of March 15, 2018, consolidated after evaluating the contributions made at Public Hearing No. 078/2017.

The result leads to the average effect on consumers of 21.04%, which is 19.94% for consumers connected to High Voltage and 21.46% for those connected to Low Voltage. The T component of Factor X is fixed 0.00% and the technical losses is fixed at 9.1%.

Enel Distribución Ceará S.A. Tariff Adjustment

On April 17, 2018, ANEEL approved the provisional inflation results of Enel Distribución Ceará, as of April 22, 2018.

The result leads to the average effect on consumers of 4.96%, which is 7.96% for consumers connected to High Voltage and 3.8% for those connected to Low Voltage.

Enel Distribución Goiás S.A. Tariff Adjustment

On October 16, 2018, ANEEL conformed the result of the review of Enel Distribución Goiás, as of October 22, 2018.

The result leads to the average effect on consumers of 18.54%, which is 26.52% for consumers connected to High Voltage and 15.31% for those connected to Low Voltage.

Enel Distribución São Paulo (ex Eletropaulo) Tariff Adjustment

On April 04, 2018, ANEEL approved the tariffs applicable for the consumers.  This process resulted in a tariff adjustment of +16.4%, made up by an economic adjustment of +10.5% and a financial adjustment of +5.9%.  After eliminating the financial adjustment of the previous year (0.6%), the average effect to the consumer amounted to +15.8%, which is greater for consumers connected to High Voltage (+17.7%), while those connected to Low Voltage received a lower increase of 15.1%.

Enel CIEN Adjustment

Resolution No. 2408, dated October 22, 2018, established the annual income allowed (RAP) for the public service concessionaires of electric power transmission, for the availability of transmission facilities under their responsibility.

The values of Enel CIEN are: Garabi I (RAP: BRL 172,667,795.35 and adjusted PA: BRL - 6,579,727.76) and Garabi II (RAP: BRL 179,367,079.58 and adjusted PA: BRL - 6,834,803.35).

Electric Vehicles Charging

Through Normative Resolution No. 819 of 2018, ANEEL established the procedures for electric vehicle recharging activities.

The distributor may, at its discretion, install charging stations in its concession area intended for the public charging of electric vehicles, which must be classified in the subclass electric vehicle charging station of the consumption class itself (Group Tariffs A - MV and HV or Tariff B3 - LV).

In the event of revenue generation at the distributor’s charging station, these may be established at freely negotiated prices, applying to the activity the procedures and conditions for the provision of ancillary activities, in the terms of Res. 581/2013 (partial reversion to reasonable tariffs and a separate accounting standard);

The provision of electric vehicle charging activities by the distributor is at its own risk, and the assets that make up the infrastructure of the charging stations will not be part of its asset base;

The charging of other electric vehicles, not of property of the consumer is permitted, even for commercial exploitation purposes at freely negotiated prices;

The installation of the charging station shall be notified in advance to the distributor, in the event that the installation results in the need to create or alter the consumer unit;

Information from the charging stations shall be sent by the distributor to ANEEL every six months on a consolidated basis (January and July);

In the event that it is necessary to adapt the electricity network and the metering system, the costs will be made using the criteria set forth in the regulations in force;

Any interested consumer may register with ANEEL, using their own form, a charging station for consumers of their ownership;

Public charging equipment shall be compatible with open protocols in the public domain for communication and remote supervision and control.

Electric vehicle charging equipment shall comply with the regulations and standards established by the distributor, as well as other applicable standards issued by the competent official bodies, including ANEEL’s regulations;

The injection of electric energy into the distribution network from electric vehicles is prohibited, as well as participation in the Energy Compensation System (Res. 482);

The rules on compensation for electrical damage are fully applied to electric vehicle charging installations, and the distributor may establish specific electrical safety standards for installations (only LV);

Enel Generación Fortaleza

The Fortaleza Thermoelectric Generating Plant (hereinafter CGTF), the Enel Group’s natural gas-operated thermal plant in Brazil, has a dispute with Petrobras, which requires the renegotiation of the contract terms for the supply of natural gas. Currently, the thermal plant is receiving its the supply of fuel under an injunctive order, following  the unilateral termination of the supply contract by Petrobras. The plant was built under the guidelines of the Programa Prioritario de Termoelectricidad (Thermoelectric Priority Program or PPT), a government program established during the water shortage and energy rationing period that occurred in Brazil in 2001 that aimed to stimulate the construction of thermoelectric plants in the system. To this end, the government secured the financing of the projects by BNDES, as well as the supply of fuel by Petrobras for up to 20 years. The formula for adjusting the gas price of fuel contracts was regulated and defined through Portaria published by the Ministry of Mines and Energy.

In this context, Enel Brasil filed a lawsuit against Petrobras in order to re-establish the supply of gas to the plant, stating that Petrobras cannot unilaterally rescind the contract as it was guaranteed by the Union through the government PPT program. Enel Brasil obtained a mandate that determined Petrobras’ obligations to supply gas for the plant, which was rejected on July 2, 2018. Enel Brasil appealed the decision and in the judicial instance, the Special Court of the Federal Regional Court (TRF) has granted a new mandate to force Petrobras to resume the gas supply to the CGTF under the conditions of the contract signed under the PPT. On December 11, 2018, Petrobras was notified of the decision, which will remain in effect until the appeal is heard. Petrobras may file an appeal before the Superior Court of Justice in Brasília. This injunctive relief is still currently in effect.

In administrative matters, on August 3, 2018, CGTF requested suspension  together with the regulator ANEEL of  the contractual obligations in which it required: (i) determination of gas supply or determination that Petrobras deliver energy for CGTF under penalty of short-term market exposure associated with lack of gas supply; (ii) recognition of exclusion of CGTF’s liability by the public authority from  the breach of the PPT between July 1, 2018 and the date of commencement of operation, under the conditions established by MME’s one-time solution, eliminating the application of any penalty and incidental contractual, commercial and regulatory obligations on CGTF.

ANEEL has not pronounced a final decision, because in the last Board meetings in which the process was discussed, there were requests for further points of view by other Directors.

In addition, Petrobras, Cegás and CGTF agreed to suspend the arbitration procedure, in order to focus on finding a solution for the supply until 2023 that can be accepted by the parties and sanctioned by the regulator. This would eventually put an end to the proceedings in the courts.

On February 28, 2019, both parties sent a joint letter to the regulator ANEEL presenting the terms under which they would be available to sign an agreement, subject to approval, as well as requesting the granting of certain regulatory guarantees necessary for the maintenance of systemic equilibrium  and proper functioning of the agreement. The letter is still under analysis by ANEEL.

Proposal for a solution to the short-term lack of market liquidity

The Brazilian short-term market has been illiquid since 2015, the year in which several legal limits were granted to hydro generators for their assumption of non-hydrological risks. This is because the thermal dispatch carried out outside the order of dispatch by costs of service, the import of energy without physical guarantee and the impact on the structuring plants (Belo Monte, Jirau and Santo Antonio plants) displaced their generation and exposed them to the market in the short term on account of non-manageable factors unrelated to hydrological risk. In this way, the injunctive reliefs exempted the hydro generators from paying their debts in the market in the short term, a sum that currently amounts to BRL6.95 billion and represents about 70% of the total book value of the related debt in the market.

On June 27, the Brazilian Chamber of Deputies approved PL 10,985/17, which implements the compensation of non-hydrological risks assumed by the hydro plants through the extension of their concession term (maximum limit of 7 years), with the condition of the abandonment of judicial processes and the payment of their debts. The objective of this solution is to solve the impasse of the hydro generators and restore the liquidity of the Brazilian market in the short term. It is expected to be approved in the Senate and published by July 15, 2019. After the publication of the Law, ANEEL has 90 days to introduce regulations under the Law.

Correction of the accounting of the unavailability of thermal power plants for calculation of the Hydroelectric Displacement Order

On June 12, 2019, ANEEL published Dispatch No. 1,635 / 19, which dictates the modification of the Marketing Rules for the correction of the accounting for the unavailability of thermal power plants dispatched in the order of an ascending scale of their costs of service for purposes of the Hydroelectric Displacement Order (EDH). Finally, ANEEL requested the CCEE to re-stabilize the amounts of EDH since its inception (2017).  In a preliminary analysis, the correction of the rules indicates a positive impact of ThBRL2.8 for the period from April, 2017 to February, 2019 for all of Enel’s hydroelectric portfolio in the MRE.

Action against Resolution CNPE 03

The Federal Regional Court of the 1st Region denied the Union’s latest filing in the main action that questioned the apportionment of the dispatch costs of the most expensive thermoelectric plants with generators and consumers.

The dispute started in May 2013, after the government, through the National Council for Energy Policy (CNPE), changed the criteria for apportioning the costs of thermoelectric plants operated outside the dispatching scheme in the order of an ascending scale of costs of service. The payment of this cost, previously assumed by consumers, will also be charged to traders and generators.

Consequently, the CNPE resolution ended up being challenged in court by virtually all generators and traders, who have obtained resources to maintain the cost of starting thermoelectric plants with only consumers. In 2017, ANEEL approved the regulations under Law 13,360/2016, which put an end officially to the 2013 resolution and recognized that the payment of the additional, cost is the responsibility of consumers. The change, however, did not have retroactive effects.

With the judicial decision, the positive impact compared to the budget is ThBRL32 (considering the CDSA, CGTF and EGP plants).

Proposal for a solution to the short-term lack of market liquidity

The Brazilian short-term market has been illiquid since 2015, the year in which several legal limits were granted to hydro generators for their assumption of non-hydrological risks. This is because the thermal dispatch carried out outside the order of costs of service, the import of energy without physical guarantee and the impact of the structuring plants (Belo Monte, Jirau and Santo Antônio plants) displaced their generation and exposed them to the market in the short term on account of non-manageable factors unrelated to hydrological risk. In this way, the injunctive relief exempted the hydro generators from paying their debts in the market in the short term, a sum that currently amounts to BRL6.95 billion and represents about 70% of the total book value of the related debt in the market.

In substitution of the rejected PLC 77/2018, an amendment to PLS 209/2015 was presented that calculates the impact of the non-hydrological risks assumed by the hydro power plants and compensates them through the extension of their concession term, with the condition of the abandonment of judicial processes and the payment of their debts. The objective of this solution is to solve the impasse of the hydro generators and restore the liquidity of the Brazilian market in the short term.

In addition to the legislative solution, ANEEL is discussing an agreement based on Law 13,203/2015 that recognizes the compensation for the impacts of the year 2015 as a regulatory asset to be received through the extension of the granted term. It also includes the condition of desisting from legal processes and payment of its debts.

Public Consultation ANEEL- No. 15/2018

ANEEL opened a public consultation to obtain subsidies on the WACC methodology and update for the distribution, transmission and generation segments.

It proposes three alternative methodologies:

Alternative A

•                      Maintenance of the current methodology (WACC / CAPM)

•                      Replacement of some further  series in the calculation

•                      That data windows used in Dx / Tx / Gx become compatible

Alternative B

•                      Maintenance of the current methodology (WACC / CAPM)

•                      Nationalization of the WACC calculation

•                      That  data windows used in Dx / Tx / Gx become compatible

Alternative C

•                      Adoption of an alternative methodology to define the WACC to be adopted

The agents had until September 30, 2018 to contribute. In summary, Enel Generación Fortaleza contributed the following elements:

1)                 with the objective of obtaining coherent parameters for the WACC calculation, it understands that these are tools that the regulator must provide when calculating the WACC:

a)                 Adequate statistical treatment to the series of data used, with the use of the average as a measure of  a tendency for all the series and with the withdrawal of eventual outliers, in order to bring greater consistency and robustness to the results;

b)                 The correct selection of data series to correctly reflect the real risks faced by energy distributors, especially for the beta parameter.

c)                  In the case of the risk-free asset parameter, the use of other criteria to choose the series (such as Convexity), not exclusively the duration as a model for assessing the sensitivity of a flow of capital to the time of duration as a function of changes in interest rates.

2)                 The reduction verified in the calculation of the beta parameter based on the American market is not consistent with the current business risk of the distribution segment in Brazil.

3)                 corroborates the current methodology for calculating the cost of capital of third parties and refutes the substitution of its calculation based on data from the secondary debentures market

Public Hearing No. 61/2018

The Superintendencies of ANEEL are working together to develop the Transmission Geographic Data Base (BDGT) that will be used in the future for various purposes, such as, survey of assets and attributes of transmission facilities, support to the processes of annual income review and technical analysis of blackouts in the transmission system.

In this context, ANEEL has composed the list of assets and their attributes to compose the database. The creation of the BDGT will lead to the publication of a specific Normative Resolution, which will define the main issues related to obligations and deadlines.

The proposal is that the regulation of the BDGT enters into force at the close of publication of the standard. With regard to the accounting part in the BDGT the term will be up to 6 (six) months after ANEEL creates the loading routine and these data.

The contribution period is from December 20, 2018 to February 17, 2019.

Public Hearing No. 60/2018

ANEEL decided for the opening of the Public Hearing, with a view to collecting subsidies and additional information for the improvement of the voltage conformity regulation.

In summary, the problem to be addressed is related to the improvement of the control stages of the sample measurement process, in particular the stage of installation of measurement, extraction and data processing. According to the regulator, there is currently a low inspection capacity at these stages of the process, where reduced traceability is detected.

Therefore, the problem analyzed in the Regulatory Impact Analysis focused on the reinforcement of the inspection capacity and on the reduction of information asymmetry, in the stages of installation of the measurements and treatment of the data from these measurements. The deadline established by the regulator for the receipt of contributions closes on February 18, 2019.

Public Hearing No. 56/2018

ANEEL established the Public Hearing to collect subsidies and additional information to improve the proposal for adaptation of article 24 of Normative Resolution No. 414/2010, which deals with the requirement imposed on the National Observatory to carry out studies regarding the necessary time for the use of public lighting and lighting in internal roads of condominiums, taking into consideration the specificities of each locality.

Article 24 of REN 414/2010 provides for studies to be carried out by the National Observatory (NO) for alteration of the time to be considered for consumption of electric energy in public lighting and in condominium internal roads. However, the NO requested ANEEL to exclude this allocation, since it does not have sufficient elements to carry out the studies in question.

ANEEL presents 4 alternatives to solve the previous problem:

•                      Maintain the current regulation.

•                      Only withdraw the accomplishment of the studies by the NO and maintain the possibility of performance of studies by the interested parties.

•                      Change the regulation, withdrawing the performance of studies by the NO and carrying out studies through existing tools (by ANEEL), maintaining the possibility of performance of studies by the interested parties.

•                      Change the regulation, withdrawing the performance of studies by the NO and promoting a tender (by ANEEL) to contract the studies for the calculation of the time of artificial illumination by Municipality, maintaining the possibility of performance of studies by the interested parties.

•                      Change the regulation, withdrawing the performance of studies by the NO and forcing the distributors to carry out the studies for all the municipalities in their areas within a certain period (1 year).

Public Hearing No. 28/2018

ANEEL established the second phase of the Public Hearing to obtain subsidies and additional information to improve the proposal for the review of Module 5 of the Distribution Procedures (PRODIST) and the improvement of the recurrent reading process with respect to Normative Resolution No. 414/2010.

Among the proposals presented by ANEEL, the following stand out:

•                      Impeded access - access: The alternative proposed in the first phase of AP No. 28/2018 was to offer the distributor a minimum list of solutions to the consumer, mandatory in the cases of impeded  access and optional, for the others. Now, ANEEL proposes that distributors offer solutions at their discretion, considering their operational reality and that of the location of the consumer units.

•                      Impeded access - Instruments that verify the visit to the meter: The initial proposal considered that the distributor should present proof that it has visited the consumer unit with access restriction. As some distributors said that they already use georeferencing techniques and photographs to check where impeded access exists, ANEEL understood that it is necessary that the other distributors need to adapt.

•                      Impeded access - Charge for inability to do a reading: ANEEL maintained the initial proposal of maintaining the regulations in force, that is, not allowing the distributor to charge the consumer when there is an unsuccessful attempt to read, even due to responsibility of the latter.

•                      Impeded access - Invoicing: value to be invoiced, as long as the impeded access persists: ANEEL opted for invoicing considering the arithmetic average of the last twelve months. Criterion for the adjustment of the invoicing, after the regularization of the reading: Limitation of retroactive collection, with period of limitation with the application of the provisions of article 113 of Normative Resolution No. 414/2010.

•                      ANEEL’s proposal foresees that self-reading will be a prerogative of the distributor, who can evaluate the benefits and risks of delegating that activity to the consumer. Therefore, the problems derived from self-reading should be treated in a manner equivalent to the failures derived from the readers hired by the distributors, i.e., if there is incorrect invoicing due to self-reading, the application of article 113 of Normative Resolution No. 414/2010 should be considered.

•                      Reading by group of months: ANEEL proposes to maintain the regulations in force, allowing this modality only for consumers located in rural areas.

•                      The consumer units invoiced by estimate (articles 72 and 91 of Normative Resolution No. 414/2010) for the non-obligation of the installation of the measurement, such as public lighting, traffic lights and others, was evaluated not to be reasonable in that the invoicing does not occur in the calendar month but as if there were a fictitious metering reading. Thus, the agency proposes that, in these situations, the invoicing corresponds mandatorily to the calendar month, in order to improve the consumer’s understanding of the days invoiced and to avoid the proportionality of the tariff bands.

•                      Regarding the possibility of postponing the receipt of low-value invoices, ANEEL understood this to be a timely practice. Thus, the proposal is to allow such procedure, provided that the accumulation of invoices does not occur for more than three cycles and that the consumer can, at any time, choose not to have his invoices accumulated.

ANEEL intends to define the validity of the changes from the beginning of 2020.

Public Hearing No. 46/2018

In the period from October 4 to December 3, 2018, ANEEL established Public Hearing No. 46/2018, with the objective of collecting subsidies and additional information for the improvement of the review of the regulation of the continuous supply of electricity.

This is the first phase of the improvement process, in which the alternatives presented in the Regulatory Impact Analysis will be discussed.

The objective is to encourage the improvement of service quality, addressing the following issues: focus of the compensations for violation of individual continuity indicators, formulation of compensations, tariff reviews and structure of continuity indicators. With regard to compensation, the proposal is to update the limits established to guarantee quality improvement for consumers with lower service levels than expected, based on higher compensated values.

The formulation of compensation will be simplified, excluding quarterly and annual limits. The proposal is to modify the basis for calculating the value to be compensated, which withdraws from the compensations items that cannot be handled by the distributors, such as the purchase of energy and sectoral expenses.

Another proposal is that interruptions of external origin should not be considered in the compensations. Thus, distributors will be held responsible only for events that occur in their area of operation, aligning Brazilian regulation to international practice. The calculation of the indicators, however, will continue to count all the amounts that impact consumers.

The contribution period ended on December 3, 2018 and the second phase of the public hearing was opened in the first semester of 2019.

Decree No. 9.642 of December 27, 2018

The ANEEL, in the use of its mandate, vetoed the cumulative application of tariff discounts, using the one that grants the greatest benefit to the consumer.

Office No. 18 of January 4, 2019

The ANEEL, in the use of its mandate, received the preliminary negative judicial decision determining the suspension of paragraph II of article 113 of Normative Resolution No. 414/2010, ordering that, when a billing error occurs for reasons attributable to the distributor, the limit of the return to consumers will be 10 years instead of 36 months, as determined by the resolution.

Public Hearing No. 009/2019

In March 2019, ANEEL opened Public Hearing No. 009/2019 (PH 009/2019) to define the calculation methodology and the regulatory capital rate for the electric power generation and transmission segments. For the distribution segment, for now, the methodological discussion should be carried out, according to  ANEEL, in a public audience to be opened probably in the second half of 2019.

In general, there was a target of obtaining parameters to follow in  the Brazilian market.

In addition, ANEEL proposed the annual redefinition of WACC based on the updating of the parameters to be defined in the PH. The suggested preliminary rate for the transmission segment for 2019 is 7.11%.

The contribution period is from March 3, 2019 to March 22, 2019.

Tariff Review Enel Distribución Rio

Enel Distribución Rio’s tariff review was provisionally approved on March 13, 2018, according to Resolution No. 2,377, when tariffs were readjusted to 21.04%. At that time, the values of the Regulatory Remuneration Base (RRB) and the history of non-technical losses from 2019 to 2022 were provisional.

Based on the final calculation of the remuneration basis of the tariff review, BRL20,052,539.92 were added to Plot B and the difference between the amount approved in 2018 and the final value of 2019 resulted in BRL21,819,141.88, at the price of March 2019, included as financing in the RTA of 2019.

The following values were defined for non-technical losses:

Proposal	RTA 2019	RTA 2020	RTA 2021	RTA 2022
1. Pós AP (-0.41%)	19.80%	19.39%	18.98%	18.57%

On March 12, 2019, ANEEL approved Enel Distribución Rio’s tariff readjustment received by consumers of 9.70%. 9.72% is for low voltage consumers and 9.65% is for medium and high voltage customers. This readjustment was valid from March 15, 2019 to March 31, 2019.

ANEEL authorizes CCEE to reach agreement with banks for payment of ACR account

ANEEL authorized the Chamber of Marketing  of Electric Energy (CCEE) to reach an agreement with a group of eight banks to anticipate the approval of the management of the so-called ACR account. The measure will remove BRL8.4 billion from electricity tariffs until 2020 and allow for an average change  in tariff readjustments of 3.7% in 2019 and 1.2% in 2020.

The ACR account was a mechanism for transferring resources to distributors to cover costs related to  involuntary exposure in the short-term market and the dispatch of thermoelectric plants between February and December 2014. To support the account, CCEE was authorized to contract credit operations with banks, compensated by consumers from November 2015, through the collection of a charge under the electricity tariff until April 2020.

ANEEL incorporated the effects of the agreement into the tariffs of the companies that had the adjustments defined between December 2018 and March 2019 by means of an extraordinary tariff review: Cepisa, Ceron, Electroacre, Energisa Borborema, Light and Enel Distribución Rio.

Extraordinary Tariff Review Enel Distribución Rio

The extraordinary review was necessary due to the decision of ANEEL’s Board of Directors on March 20, 2019, which authorized the Chamber of  Marketing of Electric Energy (CCEE) to reach the agreement with the group of eight banks to anticipate the payment of the so-called CDE Conta- ACR by September 2019. This decision was reflected in Enel Distribución Rio’s tariff, which will be 7.59% (average for all consumers). For low-voltage consumers, it changed the increase from 9.72% to 7.49%, and for medium- and high-voltage customers, the approved rate changed from 9.65% to 7.89%.

The tariffs shall apply from April 1, 2019 to March 14, 2020.

Tariff Review Enel Distribución Ceará

On April 18, 2019, ANEEL approved the result of the fifth periodic tariff review of Enel Distribución Ceará, effective as of April 22, 2019, consolidated through the contributions made in Public Hearing 004/19.

The result leads to an average effect on consumers of 8.22%, which is 7.87% for consumers connected to high-voltage and 8.35% for consumers connected to low-voltage. The T component of Factor X was corrected by 1.17%, with technical losses of 9.52% in injected energy and non-technical losses of 7.56% in the LV market.

Enel CIEN Readjustment

Resolution No. 2,565, dated June 25, 2019, established the annual income allowed (RAP) for the public service concessionaires of electric power transmission for the availability of transmission facilities under their responsibility.

The values of Enel CIEN are: Garabi I (RAP: BRL180,711,108.53 and PA: BRL -6,391,867.71) and Garabi II (RAP: BRL187,722,462.73 and PA: BRL -6,662,275.47).

Note that these results are interim, since ANEEL delayed the application of the tariff review until next year, due to the fact that the methodology has not yet been defined. Therefore, any difference will be offset in the next tariff process.

ANEEL Public Consultation No. 03/2019

This relates to the obtaining of  subsidies for the Assessment of Regulatory Result (ARR) of the regulation of incentives of the electric power distribution segment, assessing the regulatory environment in terms of the use of technologies to improve service, energy efficiency and business development.

Sub-Transmission Assets

From a planning point of view, the assets in sub-transmission are more similar to those of transmission, because they have no clear relationship with the growth of the market. Therefore, it is not consistent to expose their remuneration to this element. However, ANEEL’s current regulatory treatment for sub-transmission is very different from that for transmission, with greater exposure to the market risk element. International experience shows that it is possible and consistent to treat the activities of sub-transmission in a different manner, reducing the element of risk related to growth in the market  in their remuneration.

The Group proposes modifications  of ANEEL’s current regulatory treatment for assets in sub-transmission from the already applied treatment for transmission and international experience.

Regulatory Context in the Price Cap Model

•                      The investments made during the tariff cycle are included in the Regulatory Asset Base on the date of the Periodic Tariff Review (PTR) with the depreciation that has already been recorded.

•                      Investments that do not add value in the market receive  the remuneration and reintegration from their execution up to the lost PTR.

•                      Incentive to reach an agreement on the investment only on the initiation of the PTR and not when the investment is shown to be necessary or socially desirable (ratchet effect).

Need

•                      Identify, characterize and justify investments that do not add value in the market and bring some positive external factors into play which  justify  differentiated treatment.

•                      We concentrated on three main groups: sub-transmission (demands associated with EPE and ONS planning), technological innovation and quality.

Transmitters vs. Distributors

TRANSMITTERS	DISTRIBUTORS

•                  Calculation of an Annual Authorized Revenue (AAR), defined in the bidding process and/or in each Periodic Tariff Review (PTR), in accordance with the provisions of the transmitter’s contract -> There is no market risk.

•                  In the annual tariff adjustments, which always occur in June, the AAR varies according to the inflation captured at that point and deducted from a factor that seeks to capture the technological evolution in the OPEX -> zero factor for 2020.

•                  Assets are added to the tariff in the adjustment following the commercial commissioning of new equipment, with retroactive effects from the commissioning.

•                  Calculation of the balanced rate in the PTR, which considers the revenue required for the provision of the service and the market tested in the test year -> There is market risk.

•                  In tariff adjustments, the average tariff obtained on the PTR varies according to the calculated inflation deducted from the X-Factor (sharing with consumers the gains in productivity, quality and efficiency). -> Factor applied on the whole part B (costs and remuneration).

•                  The assets are only incorporated into the tariff in the tariff repositioning (next PTR), after the physical and accounting depreciation of the asset has occurred.

Incentive to anticipate the work	Incentive to delay the work until the next PTR

As an international benchmarking, there are regulators that identify activities at high voltage levels as closer to transmission activities than distribution activities, having differentiated models of regulation.  Differentiated treatment for high-voltage assets operated by distributors is more usual in Latin America than in Europe, where the lower-risk revenue-cap model is predominant.

Some types of differentiated regulatory treatments identified:

•                      Adoption of the revenue-cap model for the sub-transmission, although the rest of the distribution follows the price cap.

•                      Annual incorporation of assets in tariffs.

•                      Possibility that another agent becomes responsible for the construction of the assets, with the delegation, or not, of the operation.

New technologies

Globally, there is growing concern about the introduction of new technologies in the electric power sector, such as: smart grids and distributed energy resources (distributed generation, energy storage, energy efficiency and demand management) in the electric power distribution business.  Technological changes sometimes require new business models and therefore may require regulatory adaptations.

Our group will make contributions in order that technological assets are recognized differently  from the current model, because these assets have  different characteristics and will bring other motivating factors  to the model, because have as objectives:

1.                  Improved supply quality, fewer interruptions and system failures.

2.                  Introduce decentralized generation, usually through renewable sources.

3.                  Enable electric mobility (gradual introduction of electric vehicles).

4.                  Enable consumers to manage their energy.

5.                  Improved tariff structure.

6.                  Incorporation of new services (economy of scale).

7.                  Improved the operating structure: (i) remote reading, disconnection and reconnection; (ii) increased accuracy to identify possible network problems such as failures, interruptions, wire drops; (iii) theft prevention and monitoring, reduction of non-technical losses; and (iv) real time measurement of demand.

Some examples of incentives:

1.                  Differentiated WACC.

2.                  Accelerated depreciation rate.

3.                  Longer time for obtaining efficiency and technological gains, i.e. no impact of the X Factor.

Another important point is also that all financial, economic and regulatory discussions will bring a change in relation to the customer, for example, the customer may be reconnected online, as  it is done by telephone companies, with positive impacts on the evaluation of services, security and convenience, among others.

ANEEL Public Consultation No. 05/2019

This relates to the obtaining of  subsidies for the improvement of regulations associated with reinforcements and improvements in transmission facilities under the responsibility of electricity transmission concession companies.

The improvement of the regulations associated with reinforcements and improvements in electric power transmission facilities is included in the Project for the Consolidation and Improvement of the Regulations of Transmission Services. This project is one of the initiatives aligned with ANEEL’s strategic goal of “improving, simplifying and consolidating the regulations.” This is part of Strategic Planning 2018-2021.

The focus of ANEEL’s strategic goal “to improve, simplify and consolidate the regulations” is to develop regulations focused on the permanent search for efficiency and improvement of the quality of service  with social, environmental and financial sustainability of the agent and to adapt the regulations to make them more consistent, concise and simple, seeking to reduce and unify the regulations and give stability to decision-making.

In this regard, it is expected to address four key issues associated with performance, efficiency, effectiveness and simplification:

1.                  Key issue P1 (Performance) - What can be improved in the standard to make the goals fully achieved/achievable?

2.                  Key Issue E2 (Efficiency) - What can be improved in the standard so that goals are achieved with lower regulatory cost, i.e. with lower administrative, inspection and regulatory compliance costs?

3.                  Key Issue E3 (Effectiveness) - What can be improved in the standard to improve the quality of transmission service  with social, environmental and financial sustainability?

4.                  Key issue S1 (Simplification) - What would be the most consistent, concise and simple way of regulating the matter in order to achieve the objectives in relation to the quality of service provision?

Some points observed:

•                      Few transmitter initiatives to invest in additions to the  useful lives (reality for regulatory design?).

•                      There is a concentration of the focus on the accounting issue and on the replacement of the current equipment with new equipment.

•                      Different visions between physical useful life and regulatory useful life; this “conflict” may push for anticipated substitutions and consistent pre-loading  of tariff to the consumer.

•                      Equate possible mismatches between the recommendations for expansion of substation capacity and the required values to be considered.

•                      Point of improvement-absence of definition of improvements for reinforcements for the distributors because it is not explicit in any specific resolution. The classifications of ReNANEEL No. 443/2011 (transmitters) are assumed.

•                      Lack of standardization of classification (terms and concepts) by ONS and ANEEL in the definitions of maintenance and treatment of adjustments.

ANEEL Public Consultation No. 06/2019

This is related to obtaining of  subsidies to assess the need for improvement of regulatory controls related to the regulatory useful life of transmission equipment.

Regulatory Resolution No. 674 dated August 11, 2015 approved the revision of the Equity Control Manual of the Electric Sector (ECMES) introduced by Regulatory Resolution No. 367 dated June 2, 2009. That manual defines useful life as the period during which an asset is expected to be fit for use by a company. In that manual, depreciation rates are defined for various recording units. The rates are inversely proportional to the useful life. The term “regulatory useful life” refers to the useful life defined by the ECMES.

The replacement of transmission equipment due to fulfilled  useful life is regulated by the agency. However, over the years, the regulations related to the subject had some revisions.

However, since the end of the regulatory useful life does not mean the inability of the equipment to continue to operate properly, the performance history of the equipment must also be evaluated in the decision-making process. Therefore, it is possible that a piece of equipment has a physical useful life greater than the regulatory useful life.

Within the framework of this evaluation, it has been possible to distinguish at least three types of useful life that may be causing confusion and giving the wrong signals to the agents of the sector and to the company. The three types of useful life are:

a)                 Regulatory useful life: The useful life defined by the ECMES for the calculation of depreciation rates for various recording units.

b)                 Economic useful life: The period necessary for the amortization of the investment; and

c)                  Physical useful life: The period during which the asset has the physical condition to continue to provide the service satisfactorily.

Perform a useful life study using technical data from Enel group distributors (Brazil and abroad), based on the revision of rate regulations.

•                      Return on  the investment within the period of actual technical use of the asset.

•                      Reduced deactivation loss.

•                      Make investments in feasible technology.

•                      Promote technological innovation consistent with the life cycle of assets.

ANEEL Public Consultation No. 07/2019

A discussion was held with the company regarding the regulatory alternatives for the methodological improvement of Factor X, a tariff component that evaluates productivity gains, the technical and commercial quality, as well as the trajectory of operating costs, which will be applied, starting in 2020, to electricity distribution concession contracts.

The consultation addresses possible changes in the calculation methodology with the incorporation of variables, the capture of all productivity variations, a single value of total factor productivity, updating of methods, dynamic or static productivity components (Pd), among others.

The contribution period was from April 5, 2019 to May 6, 2019.

ANEEL Public Consultation No. 11/2019

A discussion was held with the company regarding the methodology for calculating regulatory operational costs, which will be applied, starting in 2020, to the tariff review processes of electricity distribution concessionaires.

The consultation addresses the alteration of the methodology with respect to the method applied to determine efficiency as well as confidence limits, inputs and products, as well as the possibility of elimination of the T factor.

The contribution period was from May 20, 2019 to July 18, 2019.

GT7 — Working Group of the Electrical Sector

The Special Commission on Asset Management Studies of the Brazilian Association of Technical Standards - ABNT CEE 251 - is a non-profit entity, the only National Forum on Standardization, which works on in the development of standards, studies and dissemination of knowledge on Asset Management in Brazil since 2013, representing the country in the Technical Committee of the International Organization for Standardization - ISO TC 251.

In Brazil, four standards have already been published: ABNT NBR ISO 55000, ABNT NBR ISO 55001, ABNT NBR 55002 and ABNT NBR ISO 17021-5 which were developed by about 70 professionals representing more than 50 companies from various economic sectors, including the sector that has become one of the most important in the construction industry.

The commission has 12 working groups, among them Working Group 7 or GT7 - Working Group of the Electric Sector, made up by representatives of the companies mentioned above, whose mission for 2019 is to formulate a study with guidelines on the application of asset management standards in national energy companies within the environment regulated by ANEEL.

As of May, 2019, Mr. Carlos Eduardo Albarici, Enel Brasil’s coordinator of regulatory management of assets, began to coordinate the GT7 - Working Group of the Electricity Sector, which is part of ABNT’s Special Studies Commission on asset management, whose mission is to formulate a study with guidelines on the application of asset management regulations, redirections for the formation of public policies in the electricity sector and promotion of new regulatory acts of ANEEL, and their dissemination to Brazilian energy companies.

Review of the Accounting Manual of the Electricity Sector

Participation in the discussion group of issues related to the Electricity Sector Accounting Manual (ANEEL), which is being reviewed by the Brazilian energy concessionaires, with ABRACONEE acting as mediator, which will take all contractions to the regulatory body for analysis and feasibility study to be applied in the sector.

Revision of the standards that regulates the imposition of penalties on agents in the electricity sector.

On June 11, 2019, a meeting was held in Brasilia at the ANEEL offices, where the review of the rule that regulates the imposition of penalties on agents in the electricity sector (the Regulatory Resolution No. 63/2004) was approved. The new resolution (Regulatory Resolution No. 846/2019) covers concessionaires, permit holders, authorized persons and other agents of electric power installations and services, as well as the entities responsible for the operation of the system, the commercialization of electric power and the management of resources from sectorial charges.

In addition to modifying the basis for calculating fines, ANEEL also included the substitution of the four groups of fines provided for in Regulatory Resolution No. 63/2004 with five groups of fines provided for in the new Resolution: Group I: 0.125% to Group V: 2%, associating new incident percentage limits on the company’s Net Operating Revenue (ROL), which cannot be transferred to the tariffs.

Other amendments proposed by ANEEL in Regulatory Resolution No. 846/2019, include:

(i) The elimination of specific types of warning sanctions.

(ii) The offender who waives the right to file an appeal will have a fines reduced by 25%, if payment is made within the established time period.

(iii) Inclusion of the possibility of imposing obligations to perform, which would consist of orders issued by the Superintendents responsible for the inspection action, with the objective of inhibiting the issue of a new infraction.

(iv) It also reviewed the accelerating nature of the penalty due to recidivism by introducing the concept of specific recidivism, which does not exist in the current Resolution. Thus, in the case of specific recidivism (that is, for each offense of the same type committed in the last two years), against which there is no further administrative appeal, an increase of 40% would be applicable for recidivism, up to the limit of 120%.

(v) Although it provides for quite significant percentages of increase in the fine, the new Resolution allows for the application of mitigating factors in the calculation of penalties, which vary from 95% to 50%. However, such mitigating factors would be applicable in a phase prior to the establishment of the punitive administrative process, that is, only in case of spontaneous cessation and total reparation of the damage or until the demonstration of action of the agent in connection with the Term of Notification issued during the inspection process.

This new Resolution will come into force six months after its publication, except for articles 41 to 44 (fragmentation of fines) that will enter into force on the date of publication.

Colombia

In 1994, the Public Utility Law (Ley de Servicios Públicos Domiciliarios, Law 142) and the Electricity Law (Ley Eléctrica, Law 143) were passed. These laws set out the general criteria and policies ruling the public utility service provision in Colombia, as well as the procedures and mechanisms for regulating, monitoring and overseeing them.

The Electricity Law puts the constitutional focus into practice, regulating the generation, transmission, distribution and sale of electricity, creating the market and competitive environment, strengthening the industry and setting the boundaries for government intervention. Taking into account the nature of each activity or business, general guidelines were established for developing the regulatory framework, creating and implementing the rules that would allow for free competition in the power generation and sales industries, while the directives for the transmission and distribution industries were geared toward treating these activities as monopolies while seeking out competitive conditions wherever possible.

The main institution in the electricity sector is the Mining and Energy Ministry, whose Mining Energy Planning Unit, (Unidad de Planeación Minero Energética, or UPME) draws up the national Energy Plan and the Generation and Transmission Expansion Plan. The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas or CREG) and the Public Service Superintendency (Superintendencia de Servicios Públicos, or SSPD) regulate and oversee, respectively, the companies in the industry, and the Superintendency of Industry and Commerce is the national authority for free trade protection issues.

The electricity industry operates on the basis of electricity-selling companies and the large consumers being able to buy and sell energy through bilateral contracts or on a short-term energy exchange market, called the “energy exchange” that operates freely according to supply and demand conditions. In addition, long-term auctions of Firm Energy within a Reliable Charge scheme are carried out to promote the expansion of the system. The market is operated and administered by XM, which is in charge of the National Dispatch Center (Centro Nacional de Despacho, CND), and the Commercial Interchange System Manager (Administrador del Sistema de Intercambios Comerciales, ASIC).

Peru

The main legislations in the regulatory framework for doing business in the power industry in Peru are:

•                      Electricity Concessions Law (DL 25,844) and its regulations (DS 009-93-EM).

•                      Law to Ensure Efficient Development of Electricity Generation (Law No. 28,832); and its Regulations, DS 019-2007-EM (Regulation of the Compensation Mechanism among the regulated users of the SEIN), DS 027-2007-EM (Transmission regulations), DS 052-2007-EM (Supply of Electricity Bidding Regulations), DS 022-2009-EM (Unregulated electricity users Regulations) and DS 026-2016-EM (Regulation of Electricity Wholesale Market.).

•                      Decree promotion of generation with non-conventional renewable sources in Peru (DL 1,002) and its Regulation (DS 050-2008-EM).

•                      Decree improving the regulation of electricity distribution to promote access to electrical energy in Peru (DL 1,221) and its Enabling Regulations (DS 018-2016-EM).

•                      Decree amending several rules of the Electric regulation framework of Peru (DL 1,041) and Regulations (DS 001-2010-EM).

•                      Law that Strengthens Energy Security and Promotes the Development of the Petrochemical Complex in the South of the Country (Law 29,970) and its Regulation (DS 038-2013-EM).

•                      Anti-Monopoly and Oligopoly Law of the Electricity Sector (Law 26,876) and Regulations (DS 017-98-ITINCI).

•                      Law Creating the Energy and Mining Investments Supervisor Agency “OSINERGMIN” (Law 26,734) and its Regulations (DS 054-2001-EM).

•                      Technical Standard of the Quality of the Electricity Services (DS 020-97-EM).

•                      Regulations for the conservation of the Environment in Electrical Activities (DS 029-94-EM) and Hydrocarbon Activities (DS 015-2006-EM).

•                      Framework law on Climate Change (Law 30,754).

Law 25,844 specifies that the Peruvian power sector is divided into three large segments — Generation, Transmission and Distribution — in such a way that more than one activity cannot be carried out by the same company. The Peruvian power grid is made up of a single power grid called National Interconnected Grid (SEIN in its Spanish acronym), in addition to a few isolated power grids.

According to the Law, the operation of the generating companies will be subject to the provisions of the Economic Operation Committee of the National Interconnected Grid - COES, with a view to coordinating their operation at minimum cost, guaranteeing the security of the supply of electrical energy and better use of the energy resources. The COES administers the transfers of power and energy between generating companies, considering the injections and withdrawals according to the contracts, and it sets a value on such transfers every month, as well as also compensation for the owners of the power grids and compensation for other generating companies, according to the regulations stipulated in that regard by OSINERGMIN.

The main purposes of Law 28,832 are to i) ensure the sufficiency of efficient generation of electricity, which reduces the exposure of the electricity system to price volatility and the risk of rationing due to lack of energy; and ensures the consumer a competitive electricity rate; ii) reduces administrative intervention in calculating generating prices by means of market solutions; and iii) promote effective competition in the generation market.

The main changes introduced by the Law are related to the participation in the short-term market of generation companies, the distribution companies and the unregulated large customers, including both distribution companies and unregulated customers as members of COES, modifying the structure of this agency. In addition, the bidding mechanism that must be followed by the electricity distribution companies in order to enter into electricity supply contracts with the generating companies aimed at supplying the public electricity service and optionally for the unregulated users was introduced.

The sale of energy that the generators make to distributors that are destined to the public service of electricity, will be carried out at Generation Level Prices that are calculated as the weighted average of Contracts without Bidding and Contracts resulting from Tenders. The purpose of this provision is to establish a mechanism that promotes investments in new generation capacity through long-term electricity supply contracts and firm prices with distribution companies.

By means of Supreme Decree No. 026-2016-EM, the Regulation of the Wholesale Electricity Market (MME Regulation) was approved. Among the main aspects of the MME Regulation are: it incorporates the definition “MME” which is made up of the short-term market (“MCP”) and the mechanisms for assigning complementary services, operational inflexibilities and allocation of congestion rents.

The participants authorized to buy on the MCP are: the generators to meet their supply contracts; the distributing companies to serve their unregulated users, up to 10% of the maximum demand; and large users to attend to up to 10% of their maximum demand.

The COES will calculate the marginal energy costs and marginal congestion costs, evaluate the transactions on the MME on a daily basis and the results will be made available to the participants on the COES web portal. The Congestion Rents will be assigned among the Participants in accordance with the provisions of the respective Procedure. The participants must have guarantees of payment of their obligations in the MME, in addition to incorporating the actions by the COES in the event of non-compliance with the payment obligations by a participant.

Decree No. 1,002 creates a promotional regime for non-conventional renewable sources of energy “RER”; it also creates a mechanism that guarantees income paid through the demand via the rate charged at the connection usage charge. Its purpose is to incorporate up to 5% of the production of electrical energy by means of renewable energy sources and the generation of RER is promoted via tenders.

Decree No. 1,221 amends several articles of the Law on Electricity Concessions DL 25844, introducing mainly the following changes in the scope of distribution:

•                      The Ministry of Energy and Mines will determine a Technical Responsibility Zone for each distribution concessionary Company, with the possibility of expanding their current concession zone by assuming nearby rural areas, whose Works may be financed by the State and received by the concessionary companies with a recognition of actual audited Operating and Maintenance costs.

•                      It establishes the carrying out of studies and the setting of Value Added Distribution (VAD) individually for each distribution concessionary Company providing services to more than 50,000 suppliers, according to the procedure set in the Regulations.

•                      Recognition of an additional charge for technological innovation projects previous approved by OSINERGMIN, equivalent to a maximum percentage of the annual revenues.

•                      Incentives to improve the quality of the service as of the current quality until the target value is achieved.

Supreme Decree No. 018-2016-EM amended the Enabling Regulations of the Electricity Concessions; the main amendments are that it incorporates the possibility of installing supplies with intelligent metering; these installations and their investment costs will be owned by the distribution Company; O&M will be considered in the VAD; the proposed Technical Responsibility Zones (ZRT) will be published in advance; technological innovation projects will be included in the VAD and they will be compensated by means of a charge for power.

Likewise, with respect to customers who may choose to belong to the regulated or free market, Supreme Decree No. 018-2016 maintained the following provisions:

•                      The range for customers who may choose to be regulated or unregulated was maintained between 200 and 2500 kW.

•                      The change of condition shall be notified to the current supplier at least one year in advance. The user must remain in the new condition for at least 3 years.

•                      Customers whose peak demand is greater than 2,500 kW are unregulated customers.

Legislative Decree No.1,041 amended several articles of the Law on Electrical Concessions (DL No. 25,844) and the Law to Ensure Efficient Development of Electrical Generation (Law No. 28,832).

Supreme Decree No. 001-2010-EM regulated DL 1041, which amends the electrical regulatory framework, for dispatching natural gas and the remuneration of power and energy. A special remunerative regime was also created for the cold reserve that will be put out to tender by PROINVERSION, to prevent any rationing due to a deficit in generation. As far as the transmission regime is concerned, the responsibility of payment of the rate base of the Guaranteed Transmission System was finally amended to assign it exclusively to the users.

Law No. 29,970 extends the guaranteed income mechanism of Law No. 27,133 to energy security projects and promotes the participation of State-owned companies in those projects. It creates a system of compensation for costs of natural gas in the north and south charged to the transmission usage charge. This law creates a subsidy mechanism to be paid for electrical demand to finance natural gas infrastructure (transportation, storage, support and others) and generation using natural gas, which results from the planning and awards processes managed by the State. Within this framework, the South Peruvian Gas Pipeline Project (GSP) was tendered, a contract that was terminated in February 2017 due to the fact that the concessionaire did not comply with the financial closing within the established contractual term.

Through Law No. 30,754, the Framework Law on Climate Change was enacted. It is governed by the principles of Law 28,611, General Environmental Law; Law 28,245, Framework Law of the National Environmental Management System, National Environmental Policy, and the United Nations Framework Convention on Climate Change. It will allow the State to issue standards related to the development of RER generation, electric vehicles and sustainable investments consistent with the Paris Agreement.

Legislative Decree No. 1394 modifies articles of the National Environmental Impact Assessment System Law (SEIA), and the Law creating SENACE. The objective is to strengthen the functioning of the competent authorities, in order to modernize and ensure a timely and efficient evaluation of environmental management instruments.

Legislative Decree No. 1451 modified article 122 of the Law of Electrical Concessions, which defines the criteria for restricting vertical or horizontal integration in the sector. The modification incorporates provisions for those cases of vertical integration that do not qualify as acts of concentration according to the regulations of the matter.

Supreme Decree No. 033-2017-EM, stipulates that the Enabling Regulations of the Electricity Wholesale Market, approved by means of Supreme Decree No. 026-2016-EM, come into force as of January 1, 2018.

Supreme Decree No. 040-2017-EM amended articles 95 and 96 of the Enabling Regulations of the Law on Electricity Concessions, related to operating the system in Exceptional Situations and with the information on the generating units as provided by the agents that imply operating inflexibilities; article 7 of the Enabling Regulations of the Electricity Wholesale Market with regard to assigning costs for operating inflexibilities; and Final Provision Sixteen of the Technical Standard of Quality of the Electricity Services with regard to the fact that no sanctions and/or compensations are applied in Exceptional Situations.

Supreme Decree No. 043-2017-EM amended: article 5 of Supreme Decree No. 016-2000-EM, stipulating that the generating companies that use natural gas as fuel must declare the single price of gas once a year, coming into force as of July 1, 2018, except for the first period of the declaration. The COES checks that the declared value is at least the result of applying a formula that considers the Contractual Daily Amount, the specific consumption, take or pay contracts and the price of the supply of natural gas, without including transportation and distribution.

Supreme Decree No. 005-2018-EM modifies several articles of the Regulations of the Wholesale Electricity Market, approved by Supreme Decree No. 026-2016-EM, are modified in order to specify aspects related to the participation, guarantee, default, elimination or exclusion of participants in the MME.

Supreme Decree No. 017-2018-EM establishes the Rationing Mechanism for situations that place at risk the supply of natural gas, understood as an “emergency”, which is the total or partial shortage of natural gas in the internal market, duly qualified by the Ministry of Energy and Mines.

Supreme Decree No. 022-2018-EM (modified by D.S. No. 026-2018-EM) modifies the Regulation of Electricity Supply Tenders, approved by Supreme Decree No. 052-2007-EM, in order to establish provisions on the procedure for the evaluation of proposals for modification of contracts resulting from tenders.

Non-Conventional Renewable Energy

•                      In Brazil, ANEEL holds auctions by technology considering the expansion plan set by the Empresa de Pesquisa Energética (“EPE”), the planning agency; so that the target amount set for non-conventional renewable energy capacity is met.

•                      In Colombia, Law No. 1,715 was enacted in 2014, which created a legal framework for the development of non-conventional renewable energy, in which guidelines for declarations of public interest, as well as tax, tariff and accounting incentives were established. As part of the implementation, the Ministry of Mines and Energy enacted Decree No. 2,469 in 2014, establishing guidelines for energy policy on supply of self-generation surpluses. In 2014, CREG published resolution 132 defining the methodology for determining the firm energy of the geothermic plants to be able to access the Reliability Charge. Likewise, CREG issued Resolution No. 24/2015, regulating high-scale self-generation activity, and the Mining Energy Planning Unit (“UPME”) issued Resolution No. 281/2015, establishing the limit for low-scale (equal to 1MW) self-generation.

In addition, CREG issued Resolution Nos. 11 and 212 in 2015, encouraging mechanisms to act in response of the demand. Likewise, the regulatory authority published resolution 61 of 2015 to determine the methodology for calculating the firm energy of wind farms in order to enable them to participate in the Reliability Charge scheme, which was recently amended by resolution No. 167 of 2017. The Ministry of Mines and Energy issued Law Decree No. 1,623 in 2015 that established guidelines on zone expansion policies, and Law Decree No. 2,143 that outlined the application of fiscal and tax incentives established in Law No. 1715. In 2016, the UPME issued Resolution No. 45/2016, establishing procedures for the request of certificates to support Sources of Non-Conventional Energy’s (FNCE in its Spanish acronym) projects and to obtain the list of goods and services exempted from duties or value added tax (“VAT”).

In 2017, CREG published Document 161 in which it set forth four alternatives for integrating Non-Conventional Sources of Renewable Energy (FNCER) into the generating capacity, including: i) Green bonus, ii) Long-term contracts pay for what is generated, iii) Long-term contracts of average energy, and iv) Long-term contracts pay for what is contracted.

Law No.1819 of 2016 on tax reform introduced a reduction in income tax for the promotion of non-conventional renewable energy sources and exclusion of VAT on equipment, technologies and services that offer an environmental benefit, as well as a carbon tax on all fossil fuels used for energy purposes and defined the guidelines for not applying the tax to users who certify that they are carbon-neutral, which is subsequently regulated by Decree No.926 of 2017.

In 2016, the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible or MADS) issued Resolution No. 1,283, which establishes the procedures and requirements for obtaining environmental certifications for new investments in projects for non-conventional renewable energy sources (NCRES) and the efficient management of energy, in order to obtain the tax benefits specified in Articles 11, 12, 13 and 14 of Law No. 1,715. Likewise, MADS issued Resolution No. 1,312/2016 that establishes reference terms for preparing Environmental Impact Studies required for environmental licenses for sources of wind energy projects, as well as Resolution No. 1,670 of August 15, 2017 by which it adopted reference terms for the preparation of the Environmental Impact Study (EIA), required for environmental licenses for projects using photovoltaic solar energy. MADS Resolution No.1,303 of 2018 modified Resolution No.1,283 of 2016 to carry out environmental benefit certifications for new investments in non-conventional renewable energy sources (NCRES) and efficient energy management projects.

Additionally, the Ministry of Environment and Sustainable Development, through Decree 2.462 of December 28, 2018, establishes that only projects exploring and using alternative energy sources that come from biomass to generate energy with an installed capacity greater than 10 MW, excluding solar, wind, geothermal and tidal energy sources, will require an Environmental Diagnosis of Alternatives, or DAA.

Finally, the UPME, through Resolution 703 of 2018, states the procedure and requirements in order to get the certification endorsing the projects of Non-Conventional Energy Sources (FNCER), in order  to get the exclusion benefit from ICA and the exemption from the tariff charge addressed by articles 12 and 13 of Law 1715 of 2014.

In February 2017, the Energy and Gas Regulatory Committee, through Resolution No. 243 of 2016, issued the methodology for calculating the Firm Energy of the Photovoltaic Solar Plants, necessary for this technology to be able to participate in the assignations of the Reliability Charge. This resolution was amended by Resolution No. 201 of 2017.

In September 2017, the Ministry of Mines and Energy issued decree 1543, which regulates the Non-Conventional Energy and Efficient Energy Management Fund, or FENOGE, whose purpose is to finance FNCER and efficient energy management programs, by fostering them, promoting them, stimulating them and incentivizing them, through the autonomous equity. Among others, programs and projects aimed at the residential sector of stratus 1, 2 and 3 may be financed in whole or in part both for implementing small-scale self-generation solutions and improving the energy efficiency by promoting good practices, equipment for the final use of energy, adapting internal installations and architectural remodeling.

The FENOGE Operating Manual, which contains aspects related to sources of financing, destination of resources, organizational structure, methodology for presenting and selecting projects and the execution process, was published recently by means of Resolution MME No. 41407 of 2017.

In February 2018, CREG Resolution No. 030 of 2018 was issued with simplified procedures to authorize the connection of Small Scale Distributed Autogenerators (less than 1 MW), Large Scale Autogenerators up to 5 MW and Distributed Generators (up to 0.1 MW) using Non-Conventional Renewable Energy Sources (NCRE). In the case of resources less than 100 kW, a procedure was defined by means of a registration form with the Distributor, without the need for connection studies which entails very short periods of review of the application (5 days), as well as testing and connection (2 days), which in all cases requires minimum technical conditions in terms of electrical protection and safety.

In March 2018, the Ministry of Mines and Energy issued Decree No. 0570 of 2018, by which the public policy guidelines for the contracting of Long-Term Energy are dictated. The objectives of the Decree are to strengthen the resilience of the generation matrix through risk diversification, promote competition and efficiency in price formation through new and existing projects, mitigate the effects of climate variability and change through the use of available renewable resources, strengthen national energy security and reduce GHG emissions, in accordance with COP 21 commitments. The Ministry of Mines and Energy, CREG, UPME, and other competent entities have a period of 12 months from the entry into force of the Decree to update the current regulations that allow planning, connection, operation, and measurement for the integration of electricity generation projects that are developed from the application of the mechanism.

Giving continuity to the mentioned Decree, the Ministry of Mines and Energy issued Resolutions 40791 and 40795 of August 2018, finalizing the construction cycle of the public policy that will allow to comply with the objectives of strengthening, complementing and diversifying the energy matrix of the country and establishing a historical milestone such as the launching of the first long term electric energy auction in the country. As a fundamental element of the issuance of these resolutions, a long-term energy auction is created that will allow, among others, the greater incorporation of renewable energies into the national energy system.

Through Resolutions 41,307 and 41,314 of December 2018, the Ministry of Mines and Energy officially called for the first auction of electricity for long-term contracting, which took place on February 26, 2019 which seeks to diversify, complement and boost the competitiveness of the energy matrix, making it more resilient to climate variability, contributing to the reduction of carbon dioxide emissions and guaranteeing the country’s energy security.

This auction took place on February 26, 2019, but it did not result in the award of long-term contracts of annual average energy, because the indicators of the competition (concentration and dominance) were not exceeded as foreseen by the Energy and Gas Regulation Commission (CREG). The Ministry announced a second auction of energy would be held in the second half of 2019.

Continuing with the objective of having a resilient and complementary electric power generation matrix while reducing greenhouse gas (GHG) emissions and promoting competition in the sector, the Ministry of Mines and Energy developed in April and June 2019 the following activities for the execution of the Long-Term Electricity Contracting Tender: Public Consultation and results; Product Alternatives for the Long-Term Contracting Tender; Citizen Consultation on the Draft Resolution establishing the rules for the Long-Term Contracting Tender and on the Draft Resolution calling for the second Long-Term Contracting Tender; Webinar and publication of memos on the “Socialization of the New Rules for the Long-Term Contracting Tender”; and Citizen Consultation on the Draft Minutes of the Long-Term Contract. It is proposed that the tender be exclusive for non-conventional renewable energy sources, with the beginning of the obligations on January 1, 2022, and that the tender will result in financial contracts of a type that pays what is contracted in Colombian pesos and with a term of 12 or 15 years.

•                      In May 2019, Law No. 1955, the National Development Plan 2018-2022 “Pact for Colombia, Pact for Equity”, was approved. Among others, the following topics of the definitive law stand out: (i). Tax Benefit: those who make investments in NCRES will have the right to deduct 50% of the total investment made from their income in a period of no more than 15 years; and (ii). Energy Matrix -Buys NCRES Energy in long-term contracts: marketers will be obliged to purchase electric energy from NCRES (between 8% and 10% of their purchases). In any case, the Ministry of Mines and Energy or its delegated entity will regulate the scope of the obligation.

•                      In Peru, a target up to 5% has been set as the Non-Conventional Renewable Energy share in the country’s energy system. It is a nonbinding target and the regulatory agency, OSINERGMIN, holds differential quota tenders by technology and limited prices to help reach the goal.

In 2016, the Fourth Tender of Energy Supply with Renewable Energy Resources (“RER” in its Spanish acronym) for the National Interconnected Electricity System (“SEIN” in its Spanish acronym) was carried out. The tender was awarded to thirteen projects consisting of two biomass plants, two solar plants, three wind plants and six hydroelectrical plants, and will add 430.1 MW to the SEIN. The reference date for commercial operation of these RER generation projects of this tender is until 2020. The average tariffs per MWh awarded were: US$ 77 for biomass; US$ 37 for wind; US$ 48 for solar; and US$ 46 for hydro.

•                      In Argentina, on October 21, 2015, Law No. 27,191 for Renewable Energy was published, replacing Law No. 26,190. The new regulation postpones reaching an 8% share in the national demand of energy with renewable sources for generation to December 31, 2017 and establishes a second stage goal of reaching a 20% share in 2025 by establishing mid-objectives of 12%, 16% and 18% for the years ended 2019, 2021, and 2023. The enacted law creates a Fiduciary Fund (“FODER”) to finance works, grant tax benefits for renewable energy projects and establish exemptions for specific taxes and national, provincial and municipality royalties until December 31, 2025. The customers categorized as Large Users (>300 Kw) will comply on an individual basis with the renewable share goals, establishing that the price of contracts will not exceed US$ 113 per MWh, and setting sanctions for those not fulfilling the goals.

On March 30, 2016, Decree No. 531/16 was published and established the following formalities for the implementation of Law No. 27,191 and the modified Law No. 26,190:

•                      The Ministry of Energy and Mining (“MEyM” in its Spanish acronym) is the regulator authority.

•                      Generators/traders are allowed to enter into contracts requesting a demand equal to or more than 300 KW or with distribution companies acting on their behalf.

•                      CAMMESA will call public tenders to supply consumers with a demand of less than 300 KW.

•                      All CAMMESA’s purchases are guaranteed by the Fiduciary Fund (“FODER”).

•                      The FODER will be financed with funds from the Treasury and a specific fee will be applied to the demand supplied by CAMMESA.

•                      The energy goals must be fulfilled with renewable energy generated from power plants within the country.

•                      To use the tax benefits, it is necessary to have an authorized certificate of inclusion within the renewable energy regime.

The MEyM, CAMMESA and the Executive Committee will be responsible for establishing the methodology for determining fines for the non-compliance of goals, the use of the Fiduciary Fund (FODER) and tender specifications.

MEyM Resolution Nos. 71/2016 and 72/2016, both issued on May 17, 2016, as part of the implementation of Law No. 27,191 and Decree No.531/16, began the process of public tenders for contracts within the Wholesale Electricity Market of renewable energy under the so called “Programa RenovAr — Ronda 1” with a total requirement of 1,000 MW distributed as: Wind: 600 MW; Solar: 300 MW; Biomass: 65 MW; Mini-hydro: 20 MW; and Biogas: 15 MW.

The tender is structured with a maximum price for technology as established by the government. CAMMESA is the buyer of the energy with prices in US$ per MW (without indexation) and contracts for a 20 -year term.

A total of 123 offers with an aggregate 6,366 MW participated in the tender, of which 105 complied with the specifications (42 wind energy offers, totaling 2,870 MW; 50 solar energy offers, totaling 2,305 MW; 8 biomass and biogas energy offers, totaling 23 MW and 5 micro-hydro offers, totaling 11 MW. On September 30, 2016, after reviewing the economic offers, the results indicated that most of the offers were below the Maximum Tender Price established by the MEyM. The minimum price for wind energy was US$ 49 per MWh and US$ 59 per MWh for solar energy. Finally, the Ronda 1 of the Programa RenovAr awarded 29 projects for a total of 1,142 MW.

Subsequently, a new tender (“Ronda 1.5”) was carried out for Programa RenovAr, which awarded 30 projects with a total of 1,281.5 MW at an average price of US$ 54 per MWh (765.4 MW wind and 516.2 MW solar).

Finally, Programa RenovAr (Ronda 1 and 1.5) awarded 59 projects with a total of 2,423.5 MW at a weighted average price of US$ 57.44 per MWh. All of the Ronda 1 projects already signed their contracts and subsequently the same will be done with the Ronda 1.5 contracts.

On August 17, 2017, by means of MEyM Resolution No. 275-E/2017 The National and International Open Call for Bids was made to interested parties in bidding for contracting, in MEM, electrical energy from renewable sources of generation within the framework of “Programa RenovAr (Ronda 2)”. The idea is to award 1,200 MW (550 MW wind and 450 MW solar). The date for submitting the bids is October 19, 2017, and the award will be made on November 29, 2017.

Subsequently via Resolution No. 473/2017, the qualified, but unsuccessful projects, were invited following the original order of merit until an additional number equivalent to 50% of the original call for bids was filled.

In all, for Ronda 2 of the Programa RenovAr, 88 projects for 2,043 MW were awarded in 18 provinces at an average price of US$51.5 per MWh.

Furthermore, on August 18, 2017, MEyM Resolution 281/2017, stipulating the regime of the Market of Electrical Energy from Renewable Sources was published. Subsequently, various administrative aspects were regulated by means of provision No. 1/18 of the Undersecretariat of Renewable Energy.

In September 2018, the Undersecretary for Renewable Energies presented Round 3 of the Programa RenovAr, known as MiniRen, whose main characteristic is the use of the capacities available in medium voltage networks and the promotion of regional development in Argentina.

The RenovAr MiniRen program offers 400 MW of power throughout Argentina, to be connected to medium voltage networks of 13.2 kV, 33 kV and 66 kV. The maximum allowed power per project is 10 MW, while the minimum is 0.5 MW.

In regards to the contractual part, the awarded projects will sign an electric power supply contract (PPA) with CAMMESA, in the same way as in the previous rounds, and an agreement to adhere to the FODER to guarantee 3 months of invoicing for the contracted projects.

The schedule for Round 3 began in October with the publication of the specifications, and will continue from March 2019 with the period for submitting bids, the process of qualification, award and signing of contracts that will end in July 2019.

On the other hand, from Round 2 a total of 82 projects were signed for 1,969.1 MW out of 88 awarded projects. The Secretariat of Energy of the Ministry of Finance reported that the period for signing contracts for the supply of renewable electricity had ended.

Limits on integration and concentration

In general, all of the countries have legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Argentina and Colombia, there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Peru, integration is subject to the authorization of the Instituto Nacional de Defensa de la Competencia y Protección de la Propiedad Intelectual (“INDECOPI”), an antitrust authority that is able to establish commercial conduct. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. In May 2019, Law No.1955, the National Development Plan 2018-2022, was approved. This law indicates that in order to ensure the sustainability of the provision of the service on the Caribbean Coast, the limits on the participation in the commercialization activity may be higher, even by 10 additional percentage points, than the current regulatory limit.

One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotally conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994, can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law No. 10,848/2004 and Decree No. 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same business segment.

Market for unregulated customers

In all of the countries where the Group operates, distributing companies can supply their customers under regulated or freely-agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW or > 500 kW (1)
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (2)

(1)             The >500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.

(2)             On July 24, 2016, Supreme Decree No. 018-016-EM established that:

•                      the demand of customers that can choose between regulated and unregulated markets (those clients with a demand between 200 kW and 2,500 kW) is measured by each point of supply;

•                      regulated customers whose demand is over 2,500 kW, will remain as regulated customers for one year; and

•                      customers whose demand at each point of supply is more than 2,500 kW are classified as unregulated customers.

b)                 Tariff Revisions:

General Aspects

In the countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

Argentina

In Argentina, the first review of Edesur’s tariffs scheduled for 2001 was cancelled by the authorities due to the country’s economic and financial crisis, and tariffs were frozen starting with that year. Edesur’s tariff restructuring started in 2007 with the enforcement of the “Acta Acuerdo,” or Agreement Act. The last tariff adjustment made to date went into effect in 2008 (with a positive effect on the added value distribution, or VAD), when tariffs were adjusted for inflation (applying the cost monitoring mechanism, or MMC, provided for in the Agreement Act).

In November 2012, ENRE passed Resolution No. 347 authorizing a fixed charge to be added on invoices which differs for various categories of customers. This charge will finance infrastructure works and corrective maintenance through a trust (FOCEDE). Additionally, in July 2012, the ENRE appointed an observer in Edesur; the appointment is still in effect, although this does not imply loss of control of the company.

SE Resolution No. 250/13 was published in May 2013 authorizing compensation for Edesur’s debt corresponding to revenues originating from the application of the Program for the Rational Use of Electricity (PUREE) until February 2013, with a credit in its favor from recognition of the MMC for the six-month periods between May 2007 and February 2013. In addition, the SE Resolution No. 250/13 instructed CAMMESA to issue in Edesur’s favor what are termed as Sales Settlements with Unspecified Due Dates for values exceeding the compensation mentioned above, and authorized CAMMESA to receive these settlements as partial payment of Edesur’s debt.

Subsequently, SE Resolution No. 250/13 was supplemented and extended to December 2014 by SE Nos. 6852, 4012, 486 and 1136. The accounting effects of these compensations positively affect the company’s financial results. However, to date, the Comprehensive Tariff Review included in the Renegotiation Agreement Act is still pending in order to adapt revenues to Edesur’s costs and obligations.

On March 11, 2015, the Secretary of Energy issued Resolution No. 32/2015, which among other things: (i) approved a transitory revenue increase for Edesur as of February 1, 2015 to pay for the energy acquired from the electricity market, salaries and assets and services supply; such increase, on account of the Integral Tariff Review (“RTI” in its Spanish acronym), arose from the difference between a theoretical tariff framework and the tariff framework in force for each category of user, according to the calculations of the Ente Nacional Regulador de la Electricidad (“ENRE”), and will not be converted into a tariff, but instead will be satisfied with transfers from CAMMESA to Edesur with Argentine National Government funds; (ii) provided that as of February 1, 2015, the funds from the PUREE will be considered part of Edesur revenues, also on account of the RTI; (iii) confirmed the procedure for the Cost Monitoring Mechanism (“MMC”) through January 31, 2015; and (iv) instructed CAMMESA to issue LVFVD in amounts determined by ENRE as a result of higher salary costs for Edesur due to the application of Resolution No. 836/2014 of the Secretary of Labor. In addition, Resolution No. 32/2015 allowed payment plans to be defined for the payment of remaining balances with the Wholesale Electricity Market (“MEM”) and instructed ENRE to initiate actions prior to the RTI process. As a consequence of the above, during the year ended December 31, 2015, revenues of US$ 521 million were recognized, which are presented in the statement of comprehensive income as follows: for point (i), US$ 392 million under “Other operating income” and ThUS$ 954 under “Financial income”; for point (ii), US$ 50 million under “Revenues” (Energy Sales); for point (iii) US$ 17 million  under “Other operating income”; and for point (iv), US$ 60 million under “Other operating income”.

Although SE Resolution No. 32/2015 represented the first step towards an improvement in the economic situation of Edesur, it anticipates that investments will still be financed with mutual loans with CAMMESA. Mechanisms for the payment of remaining balances with MEM are still pending, as well as, revenue updates from increases in operational costs. On the other hand, tariffs have remained frozen since 2008.

On December 16, 2015, the National Executive Branch enacted Decree No. 134/2015, which declared a state of emergency for the National Electricity sector through December 31, 2017, and instructed the newly created Ministry of Energy and Mining (“MEyM” in its Spanish acronym) to prepare and implement a national program to improve the quality and safety of the electrical supply and guarantee that it is provided under the best technical and economic conditions.

In following with those instructions, on January 27, 2016, MEyM Resolution No. 6/2016 was published, which approved the Summer Quarterly Re-Scheduling (February 2016 — April 2017) tariffs for the MEM that are determined based on the “Procedures to Schedule the Operations, Dispatch of Generation Units and Pricing”. The tariffs consider a reduction in tariff subsidies and differentiate pricing schemes for those residential customers saving energy, and a new social tariff. This resolution is a significant step in the process of reconstructing the payment chain in the electric market.

In addition, on January 28, 2016, MEyM Resolution No. 7 applicable specifically to Edesur S.A. and Edenor S.A. was published, instructing the ENRE to adjust, through the RTI, the value added from distribution (“VAD”) in the tariff tables for energy distribution companies, by using the Transition Tariff Regime. MEyM Resolution No. 7 further instructed that a social tariff be applied instead of PUREE to the population of consumers falling under the criteria defined by the resolution. Finally, the resolution instructed that all necessary procedures be carried out to apply the RTI to energy distribution companies before December 31, 2016.

On January 29, 2016, ENRE issued Resolution Nos. 1 and 2 to return to Law No. 24,065 and normalize the electricity sector that was claimed by Edesur’s representative’s multiple times. Resolution No. 1/2016 established the new tariff table to be applied to each type of customer as of February 1, 2016 and in accordance with the guidelines of MEyM Resolution No. 7/2016, as well as, the new rules on supplying for streamlining with monthly invoicing. Resolution No. 2 terminated FOCEDE, which was created on January 31, 2012, and created a new mechanism for funds collected through Resolution No. 347/12 that are now deposited to a bank account authorized by the Argentine Central Bank instead of a fiduciary fund.

On April 5, 2016, the Secretary of Energy issued Resolution Nos. 54 and 55. Resolution No. 54 approved the tender specifications expected to be granted on May 27, 2016, for contracting an advisor for the RTI of Edesur. Resolution No. 55 approved the RTI program for 2016, which defined the criteria and methodology that Edesur must follow to perform its tariff studies. To prepare tariff proposals, the ENRE defined target quality parameters and the managing criteria to be used by Edesur, as well as the internal rate of return to be used in the calculation of their distribution cost.

On August 8, 2016, as part of the tariff renegotiation process, ENRE issued Resolution No. 463/2016, establishing the quality parameters for technical services and the value of costs for non-supplied energy required to complete the RTI.

Likewise, on August 29, 2016, ENRE issued Resolution No. 492/2016, establishing the quality parameters for commercial services and technical products. This resolution contains economic parameters for compliance with terms and time reductions for re-establishing energy supplies.

On August 30, 2016, ENRE stated that the Internal Rate of Return would be 12.46% pre-tax and 8.10% after tax.

Edesur submitted reports requested under ENRE Resolution No. 55/2016. On September 1, 2016, it submitted the reports “Red Ideal” and “Plan de Inversiones Plurianuales”, and on September 6, 2016, it submitted reports related to the basis and criteria for (i) operating costs; (ii) requirements for revenues and tariff calculations; (iii) tariff structure and transferring of costs to wholesale consumers; (iv) the mechanism for updating its own distribution costs; and (v) results and its economic-financial model.

On September 28, 2016, ENRE through Resolution No. 522/2016, summoned a public audience for a hearing on October 28, 2016, to notify and allow comments on tariff proposals presented by distribution companies for the next five-year period; this is part of the Comprehensive Tariff Review Process and prior to the definition of tariffs applicable by the distributors in such five-year period.

On December 30, 2016, ENRE issued Resolution No. 626, which approved the document titled “Final Resolution Public Audience” (Resolución Final Audiencia Pública, in Spanish) prior to defining the tariffs to be applied. Likewise, it transferred to the MINEM’s Undersecretary for Coordination of Tariff Policy (Subsecretaría de Coordinación de Política Tarifaria in Spanish) the topics discussed at the hearing that fall within the purview of that regulatory body.

The resolutions that contain the new Tariff Tables and Tariff Regime were issued in February 2017.

On February 1, 2017, ENRE issued Resolution No. 64/2017, which finalized the RTI and that as a result of it establishes the annual remuneration recognized to Edesur S.A. in the sum of Arg$14,539,836,941 (ThUS$944,448).

In connection with the new tariff structure and charges, MEyM instructed ENRE to limit the VAD increase as a result of the RTI process to be applied as of February 1, 2017 to 42% as compared to the VAD currently in effect. The application of the remaining VAD increase would be made in two stages: the first stage in November 2017 and the second stage in February 2018.

In addition, it instructed ENRE to compensate Edesur S.A. and Edenor S.A. for the difference in VAD as a result of the gradual application of the tariff increases in the RTI, in 48 installments beginning on February 1, 2018, which will be incorporated to the VAD determined on that date.

The new regulation also sets the method for updating the revenues of distribution companies based on fluctuations in economic prices, and all other matters related to service quality and supply requirements.

Upon setting the distribution tariff tables, including the instruction of the MEyM, and the provisions of SEE Resolution No. 20/2017 on seasonal prices from invoicing effective February 1, 2017, the temporary tariff stage of Edesur and the Agreement Act were finalized. Consequently, Edesur will be ruled by the terms stated in its concession contract.

In compliance with the requirements of Article 29 of ENRE Resolution No. 64/17 (Physical follow-up of the works plan), on March 20, Edesur sent a note Ratifying the Investment Plan reported at the proper time for the RTI (in physical terms). It also specified the possibility of adapting it in the future in the event of any changes in the demand. And the need for a prompt resolution of the Liabilities and Assets in order to expedite access to financing for compliance purposes.

Likewise, according to the Law of Administrative Procedures, on March 20, 2017, Edesur S.A. formally filed an appeal with ENRE containing its questioning of ENRE Resolution 64/17, which basically were focused on the treatment of easements, some optimization criteria in defining the capital base, the treatment for recognizing certain tax burdens and objections to the quality regime. We stress the fact that whether the observations and petitions for clarification are accepted or rejected by the regulator will not significantly alter the RTI.

On July 26, 2017, ENRE issued its Resolution 329/2017, which defines the procedure for invoicing the deferred income established in ENRE Resolution 64/2017 (Article 4), specifying that  “…The amount owed corresponding to each rate category will be the sum of the accrued monthly values recognized per rate category…”; establishing the certainty of collection when recalculating, each year, the unrecovered amount owed, deducting the amount actually received from the initial amount owed, and recalculating the remaining installments so as to cover the rest of the amount owed; and the mechanism for updating it, specifying that “…Charges so calculated will be adjusted, as components of the CPD, as stipulated in the ‘trigger clause’ and in the ‘Adjustment Mechanism’ …”

On May 17, 2017, Law 27351 on ELECTRICITY-DEPENDENTS was ratified; it stipulates the gratuity and continuity of the electricity supply, together with the priority of attention, for those people who, due to health problems, require a constant supply of electricity at adequate voltage levels to be able to provide power to the medical equipment prescribed by a registered doctor and which is necessary to prevent risks to the person’s health or life. In this context, on July 26, 2017, by means of ENRE Resolution 292, that regulatory agency stipulated the gratuity of the service and the cost of the connection for this category of users of Edenor and Edesur. Along these same lines, on September 25, 2017, the Ministry of Health, via Resolution 1538-E, created the “Record of Electricity-dependents for Health Reasons”. With the regulations of the operating questions in order to guarantee the continuity of the supply still to be determined at this date, the compensation for the distribution companies (Law 27351 ARTICLE 11. The Executive will designate the authority to apply this law and will allocate the necessary budget items to comply with its purposes), and the limits of liability of the players involved.

On November 1, 2017, ENRE published Resolution 525 partially sustaining the Appeal for Reconsideration of Judgment filed by Edesur against ENRE 64/2017, accepting its points about the treatment of easements and requesting the company to remit its annual easement regularization plan to be implemented in the period 2017/2021 within sixty days of this notification, and likewise with regard to recognition of the CAMMESA expenses, rates and others that must be present in any future ex-post adjustments and minor modifications to the quality regime and other recognitions.

In an unprecedented event, on October 27, 2017, ENRE, in compliance with resolution of the Ministry of Energy and Mines No. 403 of October 26, 2017, by means of resolutions 526 and 527, summoned a Public Hearing on November 17, 2017. It would address in first place the new reference prices for power and energy and the references prices for power and stabilized reference prices for energy for distribution companies in each one’s equivalent node, for the Summer Seasonal Period of 2017-2018; electrical energy savings incentives plan; welfare rate and distribution methodology, between the requirement of the MEM, the cost represented by the remuneration for transporting extra high voltage electrical energy and between the requirement of the respective region, and that corresponding to transportation by trunk line distribution. And, in second place, report the impact that the measures that the Ministry of Energy and Mines will have to implement as a result of the Public Hearing summoned by that Ministry via MEyM Resolution 403/2017 will have on the bills of the users of the distribution companies, with regard to the prices of the MEM, the withdrawal of electrical energy transportation subsidies and the criteria for distributing the remuneration of the Transportation Companies among the users of the transportation that this Agency resolved when the Comprehensive Rate Review of Electrical Energy Transportation was performed.

As a result of this, on December 1, 2017, via Resolution 602, ENRE resolved to approve the new values of the Own Distribution Cost of Edesur, by applying the mechanisms provided for in the RTI. At the same time, it issued the Rate Tables reflecting the Seasonal Prices (generation and transportation) contained in the resolution of Secretariat of Electrical Energy No. 1091 of 2017, as well as the new Welfare Rate subsidy tables and bonus for savings in consumption for residential users. As a continuation of the same event, on January 31, 2018, the ENRE approved the new values effective as of February 1, 2018. These tables include a new reduction of wholesale price subsidies, taking it up to a value of 90% of the seasonal price operated in 2017. In addition, they maintain the subsidies to the social rate and a bonus of the stimulus plan, for reduction of the smaller power consumption.

Regarding the Distribution Added Value component, the third installment of the Distribution Cost Increase corresponding to the RTI, the proportional part of the deferred revenue, the Cost Monitoring Mechanism was included in this rate schedule corresponding to the period and the application of the Efficiency Factor. Reflecting, the latter, the compliance by Edesur of the Investment Plan committed in the RTI whenever the expected value was reached.

In this way, the Edesur rate reaches ARS2.2828 per kWh without taxes as of February 1, 2018. In parallel and in order to resume the normal structural conditions, the Argentine National Government decided not to extend the validity of the Electric Emergency Law (valid until December 31, 2017) and the Economic Emergency (effective until January 6, 2018).

On the other hand, on April 17, 2017, the MEyM issued a note which instructs the Secretariat of Electric Energy (SEE) to determine within 120 working days if there are pending obligations of the Agreement and the treatment to be granted, and to issue a final resolution report during the following 30 days. For these purposes, the SEE requested that Edesur, ENRE and CAMMESA provide the pertinent information.

During December 2017, the MEyM presented its proposal and criteria to consider the treatment of regulatory liabilities. In this proposal, the MEyM clarifies that it accepts to cancel the commercial debt for the purchase of energy from CAMMESA, the fines destined for the State and the difference in the penalties for adjustments applied according to the interpretation of the ENRE. While sanctions for users are applied to additional investments with funds from the State and the debt with CAMMESA for mutual loans and pre-existing sanctions to the Agreement for users, the company should pay them.

With respect to the procedure initiated on December 28, 2017, the MEyM issued another note by which communicated to CAMMESA that the Argentine government is responsible of the obligations that Edesur maintains with CAMMESA for the purchase of electric power in the MEM. This procedure is in accordance to article 15 of Law No. 27,341 by which Edesur must comply with the determination that the MEyM will make regarding the outstanding obligations in relation to the Act Agreement and prior withdrawal of any administrative, arbitral or judicial claim against the Argentine government. On December 29, 2017, Edesur agreed to the terms of this note. Likewise, the Company must agree to the determination that the MEyM will make of the obligations pending compliance with the Agreement Act and of the conditions and modalities contemplated for the compensation of such obligations and of the obligations mentioned in this paragraph, prior waiver of any administrative, arbitral or judicial claim against the National State related to the application of the Agreement Act. In the absence of such agreement, the assignment of debt shall be null and void.

To date, drafts have been exchanged with the MEyM, obtaining improvements in terms of terms and rates, leaving elements for final consideration. As of the date of issuance of these financial statements, said process has not been completed.

On March 7, 2018, through Decree PEN 187/18, the National Executive Branch published the new organizational chart of the MEyM. And, subsequently, by means of resolution 64/2018 of the MEyM, the functions of the Ministry of Electricity were transferred to the new Sub-Secretary of Electric Power.

On April 25, 2018, the ENRE issued resolution No. 119 which, making use of the figure of “Extraordinary Affectation of the Rendering of the Service” established in the RTI, instructed Edesur to pay compensation to residential users (T1R tariff) for interruptions between March 1 and 6, 2017 (6 days) and between July 14 and 20, 2017 (7 days), whose interruptions were of a duration greater than or equal to 20 hours. This compensation amounted to 49 million pesos.

During May 2018, the Law on Reasonability in Public Service Rates was debated, seeking to bring them back to the value they had in November 2017 and that their update is not greater than the salary variation. The bill was approved by the Chambers of Deputies and Senators and then vetoed on June 1, 2018 (published in Official Gazette) by President Macri.

Also on May 31, 2018, ENRE issued Resolution 0170 which resolves to approve the sanctioning regime for departing from the Investment Plan presented by the distribution companies at the time of the RTI. This resolution is being appealed in view of the fact that it introduces a modification to the current Concession Contract.

Finally, on June 16, 2018, the national government announced the replacement of the Ministers of Production and Energy. Mr. Dante Sica was appointed as Minister of Production and Mining and Mr. Javier Iguacel as Minister of Energy. Mr. Iguacel was previously to be in charge of the National Roads Agency. He is an oil engineer who graduated from the Instituto Tecnológico de Buenos Aires (ITBA) with a vast experience in the oil industry.

These changes are added to the departure on June 14, 2018 of the president of the Central Bank Mr. Federico Sturzenegger, who was replaced by Mr. Luis Caputo, and the elimination of the Ministry of Finance by incorporating it into the Treasury Department.

On July 19, 2018, ENRE issued Resolution 0199, which elevates the quality control of the current Commune/Districts to MT Feeder. It penalizes deviations of 2, 3 or more times over the theoretical indicators that would correspond to each feeder to comply with the objective quality level of the RTI. It is applicable when 100 or more customers are affected, for values of 300 kWh and 600 kWh per user. Valid from Semester 45 (September 2018-February 2019). To date, the new regulations have been analyzed jointly with the legal and technical areas and an appeal has been filed.

On July 30, 2018, within the framework of the Ministry of Energy’s intention to gradually increase tariffs, a commitment was signed between MINE and Edesur whereby Edesur will receive 50% of the increase corresponding to the adjustment mechanism foreseen in the tariff as of August 1, receiving the remaining 50% in 6 installments adjusted as of February 1, 2018 and maintaining the Agreed Investment Plan in the RTI.  The same commitment was also signed by Edenor simultaneously.

On the other hand, MINE formally committed itself to promote the Approval (by the Attorney General’s Office and SIGEN) and the subsequent signing of the Agreement for the Solution to the Regulatory Assets and Liabilities corresponding to the Contractual Transition period. It also undertook to move forward with the signing of a new Addendum to the Framework Agreement (collective supplies from underprivileged neighborhoods) in accordance with the proposals made by Edesur.

In addition, verbally, it undertook to resume negotiations for the approval of the Resolution associated with the Remuneration of the Sub-transmission provided by Edesur (PAFTT) and pending in the RTI.

Under the agreed commitment, on August 1, 2018, 50% (7.925%) of the increase corresponding to the August 2018 application of the MMC to Distribution Added Value was applied. Together with this increase continued the intention of elimination of subsidies to the wholesale price of energy, which had been delayed by the devaluation of June and July. With an increase of almost 50%, this led to the price of the Distributors’ Large Users (demand greater than 300 kW-months) at approximately ARS2,700 per MWh and the rest of the distributors’ demand at approximately ARS1,400 per MWh. In addition the ex-post adjustments were applied corresponding to the reimbursement of the AT Transportation costs of the previous Tariff Schedule (modification of regulations) and to the amounts recognized as compensation for the Debit/Credit tax and the Safety and Hygiene Rates.

On the other hand, MINE used this occasion to modify the TOPES to the Social Rate (maximum % of invoicing with respect to a normal residential customer), thus reducing the subsidies to this rate and the distortions caused in this concept to Distributors that are still pending solution and analysis by ENRE. Regardless of which, the resolution was appealed on August 13, 2018.

On August 23, 2018, the ENRE, through Resolution 222, rejected the appeal filed by Edesur against the sanctioning regime for deviating from the Investment Plan presented in the RTI and published on May 31, 2018. In turn, on September 5, 2018, Edesur filed a new Subsidy Appeal against said resolution.

As for the Agreement for the solution of the Regulatory Assets and Liabilities, beyond the delay in the deadlines, the administrative advances for the definitive signature of the agreement continue to be fulfilled. The Undersecretary of Electric Energy having requested, in the last week of September 2018, both ENRE and the companies involved, the necessary information to be submitted to the National Attorney General’s Office and SIGEN.

Also, on September 18, 2018, the 2019 Budget Bill entered Congress with a primary deficit of zero foreseen for that year., and on September 25, 2018, the economist Mr. Guido Sandleris was appointed as president of the Central Bank, replacing Mr. Luis Caputo.

On the other hand, last November 1, 2018, the National Executive Power published Decree 986/2018 which seeks to achieve the installation of a total of 1,000 MW of power within 12 years. In order to obtain the connection authorization, the user must comply with a series of requirements established by the Application Authority, which will also establish the requirements for the technical and safety evaluation that the Distributor must perform on the distribution network, the distributed generation equipment and related devices.

Returning to the scope of electrical distribution, on December 10, ENRE published Resolution 318/2018 in which it approved the methodology and updated the values of remuneration for the sub-transmission service (PAFTT) offered among the distributors Edesur, Edenor and Edelap, effective as of March 6, 2017. This was pending in the Comprehensive Tariff Review. This mechanism makes it possible to remunerate operation and maintenance costs, as well as the recognition of the corresponding losses and the transfer to the tariff of the costs incurred by Edesur for this concept. The net accumulated to date represents for Edesur income of approximately 60 million Argentine pesos (approximately ThUS$1,405).

Additionally, by means of Resolution No. 366 of the Secretariat of Energy of December 27, 2018, announced  that the new supply cost is approximately 68 US$/MWh, which is 13% lower than the one established in August 2018 due to the improvements in the gas contracts obtained by CAMMESA and the decrease in the international price of oil. On the other hand, the future Seasonal Prices to be transferred to the end users’ tariff continue with subsidy reductions foreseen by the authorities going from around 30% in February to 15% subsidy in August 2019. However, these prices translated into local currency mean an initial increase of 26% in February 2019 and subsequent increases of 6% in May and August 2019.

It is the Government’s intention to report all tariff changes during the month of January in order to prevent the issue from seeping into the electoral campaign for the October presidential election.

For Edesur, increases in VAD are expected to be granted in March and December 2019, similar to what happened in 2017 (also an election year). As in this opportunity all deferrals will be recognized and updated to the date of application.

Additionally, on January 7, 2019, through Decree No. 28 of the National Executive Power, Mr. Gustavo Sebastián Lopetegui was appointed official in the position of Minister of Energy as a result of the resignation of Mr. Javier Iguacel, subsequent to the press conference in which the expected tariff increases were communicated.

On December 4, 2018, the 2019 Budget Bill 27,467 was passed, which included in its article No. 124, and as part of the negotiations for its approval, the administrative transfer of the control and outlays with respect to subsidies to the Social Rate from the National State to the Autonomous City of Buenos Aires and the Province of Buenos Aires from January 1, 2019.

Accordingly, on February 28, 2019 a first Agreement of Jurisdiction Transfer was signed between the Secretariat of Government, the ENRE, the Autonomous City of Buenos Aires and the Province of Buenos Aires. This contract became effective on March 1, 2019. The following points are included:

•                      A bipartite Control entity will be created. During the transition period, the current ENRE will remain operating.

•                      The Autonomous City of Buenos Aires and the Province of Buenos Aires will enact the Social Rate with their own resources (from January 1, 2019).

•                      The National State undertakes to provide solutions to the pending claims of Edenor and Edesur Distributors (A&P, Framework Agreement and Social Rate until December 31, 2018).

•                      A Cut-off Audit will be conducted for economic-financial, operating and technical subjects.

On February 26, 2019, through Decree PEN 150/2019, the Public Accountant Mr. Juan Antonio Gerade was appointed as Secretary of the Renewable Resources and Electric Market Secetariat under the Energy Government Secretariat of the Ministry of Finance. He had been Edenor and Edesur Control and Planning Director in the 1990s and 2000s, as well as Director of the ENRE between December 2015 and June 2016.

On February 1, 2019, ENRE Resolutions 24/2019 and 26/2019 were published in the Official Gazette. The former approved the values of the Rate Table in effect as from the invoicing corresponding to the reading of meters after midnight February 1, 2019 according to the increases in the Energy Stabilized Price and the Reference Price of power, as set by Resolution SGE 366/2019. Also the FNEE increase is included, from ARS15.5 per MWh to ARS80 per MWh, while the AT Transport Cost had no changes. The second resolution (res. 26/2019) approves the new values of the Distribution Own Cost in effect as from the same period as the first one (February 2019), stating that they will be applied from March 1, 2019.  With the increase of VAD in February 2019 the MMC variation is included for the period August 2018 to February 2019 of 23.57%, the X factor of -5.42% and the Q factor (investments) of 1.74%. This last value involves an overage in relation to the guideline already set in RTI, which was of 1.58%.  Additionally, the recovery corresponding to the 50% deferral of VAD increase is incorporated, which should have occurred in August 2018 (7.93%), as well as the deferral of one month of this last increase (from February to March 2019). With the increases given, the VAD defined by the RTI has become regulated.

In relation to the Social Rate that was no longer funded by the National State from January 1, 2019, both the Autonomous City of Buenos Aires and the Province of Buenos Aires undertook the commitment of continuing with the system in effect through notes NO-2019-01998408MEFGC and NO-2019-00281203-GDEBA-DPSPMIYSPGP (January 7 and January 4, respectively) also stating the origin of the funds for such a purpose (CABA Law 6,608, PBA art. 103 of Law No. 15,078).  This is why ENRE instructs Edesur to keep the application of the Social Rate, including Maximum Amounts through notes NO-2019-02728808 and its supplementary note NO-2019-06075459, in reply to our note GAL 832 as of December 28, 2018.

On March 11, 2019 coinciding with the maturity of CAMMESA’s purchase invoice of Electric Energy, the subsidy for the Social Rate has been collected, as well as the maximum amount of the Social Rate for January. The process was carried out by offsetting in the purchase invoice the amounts transferred by the City of Buenos Aires and the Province of Buenos Aires from the Information of the Purchase Statement to CAMMESA and of the maximum amounts reported by ENRE.

On April the 17, 2019, President Macri formalized a series of measures aimed at stabilizing inflation and increasing consumption by the population. These measures were later explained in detail in a press conference given by the ministers Nicolás Dujovne, Carolina Stanley and Dante Sica. The measures include: Agreement on prices of essential products; ANSES Benefits and Credits; Law of Commercial Loyalty; Cuts of meat at accessible prices; Partial freezing of fares of electricity, gas, transport and Cellular Telephony; Discounts of up to 70% in medicines for AUH; Credits for Gas connections; New ProCreAr call; AFIP payment plan; Better conditions for shops and less withholdings from exporting SMEs.

In particular in connection with the electric service, it was decided not to apply the national increases in the Price of Energy for the Residential segment (not to continue with the removal of subsidies to this segment). The announcement does not affect the values of the distribution’s own cost when passing to the jurisdiction of the Province and City of Buenos Aires. The latter two retain the power to implement or not the increase scheduled for August 2019.

In this regard, on May 2, 2019, the new table of fares was published; it contains the update of the Seasonal Price for May-July 2019. The new feature is a differential price for the residential segment in order to keep it without increases (measures announced by the Government on April 17, 2019). It will be applied beginning with the consumption starting on on May 1, 2019.

In order to maintain the subsidy removal schedule originally reported in December, the rest of the segments have been increased to a greater extent. This results in a total average increase of 2%, with an increase in the order of 4% in the commercial and industrial segments.

During March 6 to 10, 2019, all the parties involved in the Solution to Cross-Credits (Regulatory Assets and Liabilities) originated during the Contractual Transition Period established by the Deed of Agreement executed the documentation. The official document containing all the signatures was received on May 13, 2019. It contains Edesur’s commitment, on the one hand, to pay off remaining debts originated in the aforementioned transition period; and, on the other, to carry out investments in addition to those established in the RTI, aimed at contributing to the improvement, reliability and security of the service. In return, the National State will offset, in favor of Edesur, debts associated with loans and energy purchases and debts associated with the Framework Agreement and the Social Rate Limit, and will forgive the sanctions due to the Public Administration. In this way, Edesur’s balance sheet and equity is adjusted in relation to that period.

In conjunction with the Asset and Liability Agreement, the document was approved that indicates that the Province and City of Buenos Aires jointly assume the status of Granting Power of the public utility provided by the Company, and that this utility will continue to be governed by its concession contract and by the applicable national statutory and regulatory standards. Also, this document creates a new regulatory agency: The Metropolitan Electric Utility Regulatory Entity (referred to as EMSE), as a bipartite entity made up of the Province and City of Buenos Aires. This entity must receive the express approval of the City Legislature, which has not yet occurred.

Brazil

In Brazil, there are three types of tariff adjustments: (i) Ordinary Tariff Reviews (“RTO”) which are conducted periodically in accordance with the provisions in the concession contracts (in Enel Distribución Ceará and Enel Distribución São Paulo every 4 years and in Enel Distribución Río and Enel Distribución Goiás every 5 years); (ii) Annual Adjustments (“IRT”) since Brazil, unlike other countries, does not automatically index its tariffs to inflation; and (iii) Extraordinary Reviews (“RTE”) when important events have occurred that may affect the financial situation of the distributors.

In September 2012, the government approved Temporary Measure 579, one purpose of which was to reduce certain electricity tariff taxes and special charges paid by the final user, which will be paid in the future with the state budget. In January 2013, the Temporary Measure became Law 12,783, giving rise to Extraordinary Tariff Reviews that resulted in tariffs dropping an average of 18% throughout the country. This reduction affected Enel Distribución Río S.A. and Enel Distribución Ceará S.A. from the end of January 2012 to April 2013 (when the respective annual readjustments went into effect).

In April 2014, ANEEL finalized its periodic tariff review of Enel Distribución Río S.A. for the 2014-2019 period with retrospective effect on March 15, 2014.

On March 1, 2015, through Resolution No. 1858/2015, Enel Distribución Ceará S.A. had an extraordinary review when its rate increased by 10.28% for purposes of face the increases in charges (Energy Development Account - CDE) and the costs of energy purchase.

The last periodic tariff review of Enel Distribución Ceará S.A. was made in 2015 (the first of our distribution companies using the new fourth tariff cycle technology) for the 2015 — 2019 period, effective beginning on April 22, 2015. Such review was provisional as the methodologies of tariff review were not approved in time. The additional average increase in tariffs was 11.69% as approved under Resolution No. 1882/2015.

Enel Distribución Ceará S.A. will begin to use the fourth tariff cycle methodology in its tariff review in March 2019; however, in March 2015 it has a final average increase of 37.3% (Resolution No. 1.869/2015) essentially due to increases in Section A.

Finally, still in the scope of the fourth tariff cycle, on November 17, 2015, Chapter 2.3 of the Tariff Review Procedures related to the determination of the Basis for Remuneration was approved, under which a Database of Referential Prices was created to value certain variables of the basis for remuneration in the upcoming tariff reviews.

ANEEL approved the results of the first periodic review of Enel Cien S.A. (formerly named CIEN S.A.). Beginning on July 1, 2015, the tariffs decreased 7.49%, as approved by Resolution No. 1.902/2015.

On March 8, 2016, ANEEL approved the tariff adjustment of Enel Distribución Rio (formerly Ampla). Beginning on March 15, 2016, the tariffs were adjusted by an average of 7.38% for all of its customers (7.15% for low voltage consumers and 7.89% for high voltage consumers).

ANEEL, through Resolution No. 2.061 dated April 12, 2016, approved the final results of the fourth periodic tariff review (“RTP”) of Enel Distribución Ceará S.A., which were included in the 2016 adjustments.

ANEEL, through Resolution No. 2.065 dated April 19, 2016, approved the energy tariffs of Enel Distribución Ceará S.A. as a result of the 2016 tariff adjustments. The average increase in tariffs to consumers was 12.97%.

Colombia

CREG is the entity that defines the method by which distribution networks are paid. Distribution charges are reviewed every five years and updated monthly according to the Producer Price Index (“PPI”). Currently, these charges include the new replacement value of all operational assets, the Administration, Operation and Maintenance (“AOM”) and non-electrical assets used in the distribution business.

In Colombia, the current distribution charges for Codensa were published by CREG in October 2009.

The current review of regulated distribution charges began in 2013 with the publication of the assumptions for the remuneration methodology proposed by CREG Resolution No. 43 dated 2013. These assumptions were complemented by the development of the Purposes and Guidelines for Compensation of the Distribution Activity for the period 2015-2019 in CREG Resolution No. 79 dated 2014.

Additionally, CREG issued Resolution No. 95 dated 2015, which defined a method for calculating the regulated remuneration tariff (“WACC”) for electricity transmission and distribution, as well as for natural gas transportation and distribution.

In February 2019, CREG published CREG Resolution No. 016 of 2019, modifying the return rate for the activity of electric energy distribution approved in CREG Resolution No. 016 of 2018, in response to the aforementioned methodology.

In February 2018, CREG published Resolution No. 015 of 2018, which definitively decides on the Distribution Remuneration Methodology for the new tariff period, which determines the remuneration over the existing asset base, the presentation of investment plans, the remuneration of operating and maintenance expenses and defines ways to decrease losses and service quality.

Subsequently, as a result of the comments sent by the agents in July 2018, CREG Resolution No. 085 of 2018 was issued by which some provisions of CREG Resolution No. 015 are clarified and corrected. It is expected that by 2019, according to the indicative agenda of the CREG, the new charges that were requested from the regulator in accordance with the aforementioned methodology will be approved.

In September 2018, CREG published Resolution No. 114 of 2018, by which it determined the general principles and conditions that must be met by the mechanisms for the marketing of electric energy in order for its prices to be recognized in the component of costs of energy purchases from the regulated user.

In May 2019, the Ministry of Mines and Energy published Resolution No. 40459. This new regulation from the Ministry revises the public policy guidelines on Advanced Measurement Infrastructures (AMI) in the public electric power service.

In May 2019, Law No.1955, the National Development Plan 2018-2022, was approved, which contains the following guidelines:

•         Subsidies to customers in categories 1, 2 and 3 are extended until December 31, 2022.

•        A special transitional regime is created to ensure the sustainability of efficient service provision: i) surcharge per kilowatt hour consumed to support the Business Fund in the national territory (COP4 per kilowatt hour); and ii) additional 1% contribution to the SSPD regulated in article 85 of Law No.142 of 1994.

•        Law No.143 of 1994 is revised to extend the restriction on vertical integration and restrict integration through business groups.

•        In any case, the Ministry of Mines and Energy (or the entity designated to perform this function) will regulate the scope of the aforementioned measures.

Peru

In Peru, the process for the determination of the distribution rate is carried out every 4 years, and is called “Value Added Distribution Fixation” (“VAD”). Exceptionally, the last process lasted 5 years, since one year was required to implement the last reforms approved in 2015 by Legislative Decree 1221.

Throughout 2018, the process of establishing the VAD for the period 2018-2022 for Enel Distribución Peru was carried out. The regulator reviewed the proposed cost studies, made observations, and the distribution companies supported technically their proposals.

At the end of this tariff process, in general, the annual revenues that the company received before the beginning of the process, which corresponded to the tariff period 2013-2017, are maintained.

It should be noted that the Peruvian regulation follows the theory of the efficient model company, so that in each regulatory period the efficient investment costs are established, as well as the standard operation and maintenance costs that will be recognized to each distribution company under the parameters and criteria defined by the Osinergmin (Regulatory Body). Prior to the reform approved by Law Decree No. 1221, the model company was set by typical distribution sectors, which in practice meant grouping the companies that in some cases had different characteristics; while as of this regulatory period, the efficient model company is built individually for each distributor with more than 50,000 clients.

5.                  NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS AND DISCONTINUED OPERATIONS

5.1           Operation Central Rio Negro (CODENSA).

In October 2018, Codensa’s Board of Directors approved the start of the sale process of the Small Hydroelectric Power Plant PCH Rio Negro (the “Río Negro SHP”).

The Rio Negro SHP was received as a result of the merger with Empresa de Energía de Cundinamarca, or EEC, in 2016. Considering that Codensa was constituted after 1992, the restriction of vertical integration is applicable and therefore it cannot operate or commercially represent any generation asset. To date, the sale process has begun with the advice of an investment bank, Bancolombia, based on a schedule that finalizes  the sale in 2019.

Taking into account the sale process and the provisions of IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations prior to classification as a non-current asset held for sale, the Rio Negro SHP has been recorded at fair value; the foregoing implied recognizing as of December 31, 2018 an impairment loss of ThUS$5,234, which was determined in accordance with the valuation made.

The non-current assets and liabilities held for sale as of June 30, 2019 and December 31, 2018 are presented below:

	6-30-2019 (Unaudited)	12-31-2018
	ThUS$	ThUS$

Property, plant and equipment	5,916	5,825
TOTAL NON-CURRENT ASSETS	5,916	5,825
Other non-current non-financial liabilities	3,895	3,835
TOTAL NON-CURRENT LIABILITIES	3,895	3,835

6.                  BUSINESS COMBINATION

6.1           ACQUISTION OF ENEL DISTRIBUCION GOÍAS (FORMERLY CELG DISTRIBUIÇÃO S.A.)

On February 14, 2017, the Company’s subsidiary Enel Brasil S.A. obtained the relevant authorizations from the Brazilian antitrust authority, Conselho Administrativo de Defensa Econômica (“CADE”), and the sectoral regulator, Agência antimonopólica de Energía Eléctrica (ANEEL), and, consequently, proceeded to sign the respective purchase and sale contract for 99.88% of the capital stock of CELG Distribuição S.A., now known as Enel Distribución Goias, for a total consideration of BRL2,269 million (about US$720 million), which fixed the date on which the purchase accounting established in IFRS 3, Business Combinations, applies.

Established in 1956 and with its headquarters in Goiania, Enel Distribución Goias operates in a territory covering more than 337,000 Km2; its concession is in force until 2045 and it has a customer base of 2,828,459.

The purchase of Enel Distribución Goias was financed completely with funds raised in the capital increase of Enel Américas approved in late 2012. This acquisition increased the number of customers of Enel Brasil by 2,828,459, reaching a total of 9,817,668 (the total number of customer before the acquisition was 6,989,209).

The functional currency of Enel Distribución Goias is the Brazilian Real (BRL). Enel Américas has converted the initial effects of the business combination into its presentation currency, using the exchange rate in effect on the date of acquisition. At each reporting period-end, the financial statements of Enel Distribución Goias are converted using the accounting criterion specified in Note 2.7.3.

Since the date of acquisition, Enel Distribución Goias contributed revenue of ThUS$1,519,239 and pretax losses of ThUS$30,826 to the profit and loss of Enel Américas for the period ended December 31, 2017. If the acquisition had occurred in January 1, 2017, it is estimated that the consolidated revenue for the year ended December 31, 2017 would have increased by ThUS$1,624,297 and the consolidated gain before tax would have decreased by ThUS$35,585.

Identifiable assets acquired and identifiable liabilities assumed

	Fair Value	Fair Value
Identifiable net assets acquired	ThBRL	ThUS$
Cash and cash equivalents	29,643	9,538
Other current non-financial assets	198,054	63,727
Trade and other current receivables	973,382	313,199
Inventories	24,618	7,921
Current tax assets	2,173	699
Other non-current financial assets	89,514	28,802
Other non-current non-financial assets	698,435	224,731
Trade and other non-current receivables	204,480	65,794
Intangible assets other than goodwill	5,936,985	1,910,306
Property, plant and equipment	42,998	13,835
Deferred tax assets	—	—
Other current financial liabilities	(480,165)	(154,500)
Trade and other current payables	(1,754,071)	(564,395)
Other current provision	(33,965)	(10,929)
Other current non-financial liabilities	(562,823)	(181,096)
Other non-current financial liabilities	(1,584,665)	(509,888)
Other non-current provision	(712,465)	(229,245)
Deferred tax liabilities	(529,958)	(170,521)
Provisions for non-current employee benefits	(273,502)	(88,003)
Total	2,268,668	729,975

Determination of goodwill

	ThBRL	ThUS$
Cash consideration transferred	2,268,667	729,975
(-) Net assets acquired and liabilities assumed	(2,268,667)	(729,975)
Goodwill determined	—	—

The amounts paid to obtain control of Enel Distribución Goias are shown below:

Cash and Cash equivalents to obtain control of Enel Distribución Goias	ThUS$

Amounts paid for the acquisition in cash and cash equivalents	(729,975)
Amounts of cash and cash equivalents in the acquired entity	9,573
Net, Total	(720,402)

6.2           ACQUISITION OF ENEL DISTRIBUCIÓN SAO PAULO S.A. (FORMERLY ELETROPAULO METROPOLITANA DE ELETRICIDADE DE SAO PAULO S.A.)

On April 17, 2018, the Company’s subsidiary Enel Brasil S.A., through its 100% owned subsidiary Enel Investimentos Sudeste S.A. (Enel Sudeste), launched a voluntary public tender offer all the shares issued by the Brazilian electric power distributor Enel Distribución Sao Paulo S.A. subject to the acquisition of more than 50% of such shares in order to obtain control thereof.

On June 4, Enel Sudeste received the approval of the Brazilian authority for Free Competition, or Conselho Administrativo de Defensa Econômica (“CADE”). On the same date, the success of the public tender offer and the acquisition of the initial auction was confirmed, which was perfected through the payment of the price and transfer of the shares in favor of Enel Sudeste, which took place on June 7, 2018, the date on which the purchase accounting established in IFRS 3, Business Combinations, applies. Specifically, 122,799,289 shares were acquired, all of the same class, corresponding to 73.38% of the capital stock of Enel Distribución Sao Paulo S.A. for a total of ThBRL5,552,984 (approximately US$1,484 million).

In addition, on June 11, 2018, the ANEEL issued a technical note approving the taking over of control of Enel Distribución Sao Paulo S.A., which occurred with the purchase of the shares mentioned in the preceding paragraphs. This technical note was published by ANEEL on June 26, 2018.

Given that the shareholders of Enel Distribución Sao Paulo S.A. had until July 4, 2018 to sell the remaining shares to Enel Sudeste at the same price offered in the public tender offer (BRL45.22 per share), additional increases in participation were perfected during the months of June and July. In effect, on June 22 and 30 and July 2 and 4, 2018, 4,692,338, 4,856,462, 14,525,826 and 9,284,666 shares were acquired, respectively, equivalent to a total of ThBRL1,516,362 (US$ 384 million). These subsequent acquisitions represented an increase in Enel Sudeste’s ownership from 73.38% to 95.05%.

On September 19, 2018, the Board of Directors of Enel Distribución Sao Paulo S.A. approved an increase in the company’s capital stock in the amount of ThBRL1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste participated in this capital increase, acquiring 33,164,964 of the new shares (US$ 395 million), thus increasing its ownership interest to 95.88% of the company.

The functional currency of Enel Distribución Sao Paulo S.A. is the Brazilian Real (BRL). Enel Américas has converted the initial effects of the business combination into its presentation currency using the exchange rate prevailing at the date of acquisition. At each reporting period end, the financial statements of Enel Distribución Sao Paulo S.A. are converted following the accounting criteria detailed in Note 2.7.3.

Enel Distribución Sao Paulo S.A. has a concession area covering 4,526 km², which concentrates most of the gross domestic product and the highest population density in Brazil, with 1,581 consumer units per km², corresponding to 33.3% of the total electricity consumed in the State of Sao Paulo and 9.3% of the total in Brazil. It serves a demand of approximately 7.2 million consumer units, has 7,355 employees of its own, and has an infrastructure made up of 156 substations.

Since the date of acquisition, Enel Distribución Sao Paulo S.A. has contributed revenue of ThUS$2,214,855 and pretax losses of ThUS$39,227  to the profit and loss of Enel Américas for the period ended December 31, 2018. If the acquisition had occurred on January 1, 2018, it is estimated that the consolidated revenue for the year ended December 31, 2018 would have increased by ThUS$3,587,161 and the consolidated gain before tax would have decreased by ThUS$14,678.

Assets acquired and liabilities assumed at the acquisition date

	Fair Value	Fair Value
Identifiable net assets acquired	ThBRL	ThUS$
Cash and cash equivalents	1,037,105	273,439
Other current non-financial assets	400,311	105,544
Trade and other current receivables	3,948,137	1,040,949
Inventories	275,129	72,539
Current tax assets	41,179	10,857
Other non-current financial assets	3,205,469	845,140
Other non-current non-financial assets	1,056,711	278,608
Trade and other non-current receivables	205,249	54,115
Intangible assets other than goodwill	11,055,574	2,914,866
Property, plant and equipment	65,804	17,350
Investment property	44,049	11,614
Deferred tax assets	3,229,417	851,455
Other current financial liabilities	(2,266,501)	(597,576)
Trade and other current payables	(3,551,676)	(936,420)
Other current provision	(759,862)	(200,342)
Other current non-financial liabilities	(600,990)	(158,454)
Other non-current financial liabilities	(2,505,299)	(660,537)
Other non-current payables	(567,355)	(149,586)
Other non-current provision	(2,788,278)	(735,146)
Deferred tax liabilities	(3,009,203)	(793,394)
Provisions for non-current employee benefits	(3,327,621)	(877,347)
Total	5,187,349	1,367,674

Determination of goodwill

	ThBRL	ThUS$
Cash consideration transferred	7,069,345	1,863,874
Non-controlling interests assumed in the acquisition	256,616	67,658
(-) Net assets acquired and liabilities assumed	(5,187,349)	(1,367,674)
Goodwill determined	2,138,612	563,858

Goodwill is mainly attributable to the value of the synergies that are expected to be achieved through the integration of Enel Distribución Sao Paulo into the Group. These synergies are related, among others, to the generation of new businesses, efficiencies in investments and administrative costs.

The amounts paid to obtain control of Enel Distribución Sao Paulo S.A. are shown below:

Cash and Cash equivalents to obtain control of Enel Distribución Sao Paulo	ThUS$

Amounts paid for the acquisition in cash and cash equivalents	(1,863,874)
Amounts of cash and cash equivalents in the acquired entity	273,439
Net, Total	(1,590,435)

7.                  ARGENTINA’S HYPERINFLATIONARY ECONOMY

Since July 2018, Argentina’s economy is considered hyper-inflationary under the provisions of IAS 29 - Financial Reporting in Hyperinflationary Economies. A number of qualitative and quantitative criteria led to this qualification; chief among them is the cumulative inflation rate over three years exceeding 100%.

In accordance with the provisions of IAS 29, the financial statements of the companies in Argentina in which Enel Américas has an interest have been retrospectively restated by applying a general price index to the historical cost, in order to reflect changes in the purchasing power of the Argentine currency as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, which was the last date on which an adjustment for inflation was made for accounting purposes in Argentina. In this regard, please note that the Group made its transition to IFRS on January 1, 2004 by applying the attributed cost exception for Property, plant and equipment.

For consolidation purposes in Enel Américas and as a result of the application of IAS 29, the profit or loss of our Argentine subsidiaries was translated using the closing exchange rate (ARS/ US$) as of June 30, 2019 in accordance with the provisions of IAS 21 The Effects of Changes in Foreign Exchange Rates due to the fact that the Argentine economy qualifies as a hyper-inflationary economy (see Note 2.7.4). Previously, the profit or loss of the Argentine subsidiaries were translated using the average exchange rate of the period, as is the case for the translation of the profit or loss of the rest of the subsidiaries operating in other countries whose economies do not qualify as hyper-inflationary economies.

Considering that Enel Américas’ functional and presentation currency is not that of a hyper-inflationary economy according to the guidelines of IAS 29, the restatement of comparative periods as of June 30, 2018 is not required in the Group’s consolidated financial statements.

The general price indices used at the close of the reporting periods are as follows:

General price index
Historical inflation accumulated up to December 31, 2017	652.29%
From January to December 2018	47.83%
From January to June 2019	22.23%

As of December 31, 2018, the first time application of IAS 29 resulted in a positive adjustment to retained earnings of Enel Américas in the amount of ThUS $961,106 (net of taxes) as of January 1, 2018 (recognized in financial statements of periods subsequent to June 30, 2018), of which ThUS$ 668,693 is attributable to the shareholders of Enel Américas. On the other hand, during the period ended June 30, 2019, the application of this standard resulted in a gain from indexation of assets and liabilities of ThUS$86,159 (before tax). See Note 32.

The following is a summary of the effects of hyperinflation on the Consolidated Statements of Financial Position of Enel Américas:

	Initial balance as of 1-1-2019	Hyperinflation effects during period	Translation difference	Final hyperinflation balance as of 6-30- 2019 (Unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS

Current inventories	5,074	11,366	(597)	15,843
TOTAL CURRENT ASSETS	5,074	11,366	(597)	15,843

Investments accounted for using the equity method	388	46	(46)	388
Intangible assets other than goodwill	8,186	4,176	(965)	11,397
Goodwill	23,434	5,148	(2,762)	25,820
Property, plant and equipment	1,175,374	329,166	(138,524)	1,366,016
Deferred tax assets	—	13,154	—	13,154
TOTAL NON-CURRENT ASSETS	1,207,382	351,690	(142,297)	1,416,775
TOTAL ASSETS	1,212,456	363,056	(142,894)	1,432,618

LIABILITIES
Deferred tax liabilities	265,047	91,421	(31,237)	325,231
TOTAL NON-CURRENT LIABILITIES	265,047	91,421	(31,237)	325,231
TOTAL LIABILITIES	265,047	91,421	(31,237)	325,231

EQUITY
Equity attributable to the owners of the parent	664,005	192,101	(78,256)	777,850
Non-controlling interests	283,404	79,534	(33,401)	329,537
TOTAL EQUITY	947,409	271,635	(111,657)	1,107,387
TOTAL EQUITY AND LIABILITIES	1,212,456	363,056	(142,894)	1,432,618

8.                  CASH AND CASH EQUIVALENTS

a)                 The details of cash and cash equivalents as of June 30, 2019 and December 31, 2018 are as follows:

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
Cash and Cash Equivalents	ThUS$	ThUS$
Cash balances	2,728	4,647
Bank balances	517,564	784,957
Time deposits	847,109	1,065,378
Other fixed-income instruments	42,049	49,303
Total	1,409,450	1,904,285

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions for significant amounts of cash availability.

b)                 The detail of cash and cash equivalents by currency is as follows:

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
Currency	ThUS$	ThUS$
Chilean peso	44,124	151,714
Argentine peso	65,308	101,209
Colombian peso	74,891	372,361
Brazilian real	737,937	633,635
Peruvian soles	163,475	129,263
U.S. dollar	320,620	513,667
Euros	3,095	2,436
Total	1,409,450	1,904,285

c)                  The following table sets forth the components of “Other payments for operating activities” line item in the Statement of Cash Flows:

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Other Payments from Operating Activities	ThUS$	ThUS$
Payment for other taxes (VAT, ICMS, PIS/COFINS, Sales taxes, Custom taxes, taxes on bank transfers) (1)	(1,865,159)	(1,191,749)
Payments for collections made under Codensa Hogar contract (2)	(342,949)	(304,315)
Payments for the Energy Development Account (CDE) (3)	(633,164)	(329,842)
Other miscellaneous itemized payments for operating activities (4)	(220,076)	(357,345)
Total other payments from operating activities	(3,061,348)	(2,183,251)

(1)             The main elements of payments for other taxes are related to:

•                      ICMS is a Brazilian state value added tax (VAT) on the circulation of goods, telecommunication and transportation services. The ICMS payments were ThUS$1,351,652 and ThUS$857,955 for the six-month periods ended June 30, 2019 and 2018, respectively.

•                      PIS/COFINS taxes. In Brazil, the “Programa de Integração Social” (PIS) is a social contribution tax, payable by corporations, targeted to finance the payment of unemployment insurance and allowance for low paid workers, while the “Contribuição para o Financiamento da Seguridade Social” (COFINS) is a federal contribution tax, based on gross revenues of business sales. The total amounts paid for PIS/COFINS were ThUS$318,423 and ThUS$231,435 for the six-month periods ended June 30, 2019 and 2018, respectively.

•                      Payment for taxes on sales in Peru for ThUS$41,912 and ThUS$47,804 for the six-month periods ended June 30, 2019 and 2018, respectively.

(2)             Our Colombian subsidiary Codensa entered into an arrangement with a third party that develops a business with Codensa’s customers. By virtue of this arrangement, Codensa manages the collection of that third party’s receivables, since they are billed as part of the Codensa’s invoices issued monthly. The payments are related to the monthly collected amounts under the collection management contract, whereas the collections are presented in the line item “Other collections from operating activities”.

(3)             In Brazil, Law No. 10,438/2002 created the “Conta de Desenvolvimento Energético” (“CDE”). The CDE is a government fund that aims to promote the development of alternative energy sources, promote globalization of energy services and subsidizes low-income residential customers. The fund is financed through charges included in consumers and generators tariffs and government contributions.

(4)             Other miscellaneous aggregate payments for operating activities includes several types of individually non-significant payments related to operating activities.

d)                 The table below details the changes in the liabilities originating in the Group’s financing activities at June 30, 2019 and 2018, including those changes representing cash flows and changes that do not represent cash flows. Liabilities originating in financing activities are those for which the cash flows were or will be classified in the cash flow statement as cash flows from financing activities:

		Cash flows from financing				Changes that do not represent cash flows						Balance at
	Balance at 1-1-2019		Used			Acquisition of	Changes in fair	Exchange	Financial costs	New	Other	6-30-2019 (Unaudited)
Liabilities from	(1)	From	(3)	Paid interest	Total	subsidiaries	value	differences	(2)	leases	changes	(1)
financing activities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank Loans (Note 20.a)	1,895,909	435,221	(359,773)	(52,483)	22,965	—	—	12,560	61,510	—	—	1,992,944
Unsecured obligations with public (Note 20.a)	4,058,599	1,231,724	(731,359)	(149,335)	351,030	—	—	64,023	144,903	—	(5,052)	4,613,503
Leases (Note 20.a)	121,973	—	(22,336)	(3,073)	(25,409)	—	—	6,859	6,937	74,176	—	184,536
Other liabilities (Note 20.a)	187,878	153,453	(174,361)	(5,991)	(26,899)	—	—	(2,143)	13,295	—	—	172,131
Hedging derivatives (Note 22)	(108,546)	325	(99)	(11,324)	(11,098)	—	(12,342)	14,174	6,711	—	—	(111,101)
Non-hedging derivatives (Note 22)	(16,221)	729	—	—	729	—	—	11,207	4,285	—	—	—
Loans from related companies (Note 12.1 b)	2,652,387	—	—	—	—	—	—	38,554	122,094	—	—	2,813,035
Other accounts payable	133,114	—	(3,866)	—	(3,866)	—	—	—	—	—	(11,106)	118,142

Total	8,925,093	1,821,452	(1,291,794)	(222,206)	307,452	—	(12,342)	145,234	359,735	74,176	(16,158)	9,783,190

		Cash flows from financing				Changes that do not represent cash flows						Balance at
	Balance at 1-1-2018		Used			Acquisition of	Changes in fair	Exchange	Financial costs	New	Other	6-30-2018 (Unaudited)
Liabilities from	(1)	From	(3)	Paid interest	Total	subsidiaries	value	differences	(2)	leases	changes	(1)
financing activities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank Loans (Note 20.a)	1,501,723	686,307	(266,273)	(43,011)	377,023	335,374	(1,472)	(147,879)	118,083	—	(4,886)	2,177,966
Unsecured obligations with public (Note 20.a)	3,178,008	2,809,157	(74,161)	(127,198)	2,607,798	1,026,688	—	(212,314)	118,013	—	(24,036)	6,694,157
Leases (Note 20.a)	104,492	—	(14,038)	(2,758)	(16,796)	22,677	—	(2,533)	3,219	11,889		122,948
Other liabilities (Note 20.a)	219,735	—	(23,705)	(8,475)	(32,180)	—	—	(18,938)	20,128		1,509	190,254
Hedging derivatives (Note 22)	3,284	—	(278)	(15,930)	(16,208)	—	8,669	(86,630)	(12,725)		(111)	(103,721)
Non-hedging derivatives (Note 22)	3,162	—	199	—	199	—	—	4,480	(44,842)		497	(36,504)
Other accounts payable	112,086	—	(11,269)	—	(11,269)	—	—	—	11,269			112,086
Total	5,122,490	3,495,464	(389,525)	(197,372)	2,908,567	1,384,739	7,197	(463,814)	213,145	11,889	(27,027)	9,157,186

(1)                  Corresponding to current and non-current portions.

(2)                  This is accrual of interest.

(3)                  The amount of the payment on borrowings for the six-month periods ended June 30, 2019 and 2018 of ThUS$1,265,493 and ThUS$364,139, respectively, in cash flows used in Financing Activities are reflected in bank loans, unsecured obligations public, leases and other accounts payable in this reconciliation

9.                  OTHER FINANCIAL ASSETS

The detail of other financial assets as of June 30, 2019 and December 31, 2018 is as follows:

	Balance as of
	Current		Non-Current
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
Other Financial Assets	ThUS$	ThUS$	ThUS$	ThUS$

Financial assets at fair value through profit or loss (1)	78,248	105,372	12	14
Financial assets held to maturity (1)	81,863	24,358	—	—
Financial assets at fair value with changes in results IFRIC 12 (2)	—	—	2,566,457	2,371,635
Financial assets at fair value with change in other comprehensive income	—	—	709	753
Financial assets measured at amortized cost IFRIC 12 (3)	13,129	12,655	361,042	354,344
Hedging derivatives	52,533	44,424	64,598	69,729
Non-hedging derivatives	10,632	23,584	—	—

Total	236,405	210,393	2,992,818	2,796,475

(1)         The amounts included in financial assets measured at fair value and financial assets at amortized cost mainly correspond to time deposits and other highly liquid investments that are easily convertible in cash and are subject to low risk of change in their value but that do not strictly meet the definition of cash equivalents as defined in Note 3.g.2 (for example with maturity date above 90 days at the time of investment).

(2)         Corresponding to concession agreements that include Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás S.A. and Enel Distribución Sao Paulo S.A. (with balances as of June 30, 2019 of ThUS$874,620, ThUS$570,688, ThUS$36,608 and ThUS$1,084,540, respectively). The legislation in effect, among other aspects, establishes that in its capacity of grantor the Government will use the New Replacement Value (VNR) in order to pay the applicable amounts to concession companies as compensation for those assets not amortized at the end of the concession term. On a monthly basis, distributors adjust the carrying amount of financial assets, once the present value of the estimated cash flows have been computed, using the rate of interest in effect for the payment corresponding to the end of concession; see Note 3.d.1.

(3)         Corresponding to the concession agreement in Enel Green Power Project I (Volta Grande); see Note 3.d.1.

10.           OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a)                 The detail of other non-financial assets as of June 30, 2019 and December 31, 2018, is as follows:

	Balance as of
	Current		Non-Current
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
Other non-financial assets	ThUS$	ThUS$	ThUS$	ThUS$

VAT Tax Credit and Other Taxes	100,064	41,606	120,904	113,441
Contributions fund to Enel Distribución Goiás (1)	36,300	43,619	343,089	328,714
Ongoing services provided by third parties	40,291	61,725	—	—
Ongoing I & D and Energy Efficiency service	78,332	32,840	—	—
Judicial Deposits	—	—	346,195	278,261
Assets under construction IFRIC 12 (2)	—	—	358,256	385,171
Recoverable taxes - Pis/Confins (3)	—	—	1,667,023	—
Prepaid expenses	43,540	32,255	—	—
Other	101,737	95,687	80,460	35,121

Total	400,264	307,732	2,915,927	1,140,708

(1)         Through Law 17,555 as of January 20, 2012, the state of Goiás in Brazil created the Contribution Fund for Enel Distribución Goiás (Fundo de Aporte à CELG D - FUNAC), regulated by decree No. 7,732, dated September 28, 2012, with the purpose of collecting and allocating financial resources for reimbursement to Enel Distribución Goiás of the payments of contingencies of any nature which had taken place up until the sale of equity control to Eletrobrás, according to the terms of the agreement between the shareholders and the management, as well as to FUNAC’s cooperation terms. The resources of the aforementioned fund depend on the contributions to be made by the government of the Goiás state and the credits received for lawsuits won by Enel Distribución Goiás, which are transferred to the fund; (see Note 34.3.b.24).

(2)         Corresponds to assets in construction referring to concessions by subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás S.A. and Enel Distribución Sao Paulo S.A.

(3)         In March 2017, the Supreme Federal Court of Brazil (STF) settled a matter of general consequences related to the calculation of PIS and COFINS taxes. The STF confirmed the position that the ICMS tax should not be part of the calculation basis of the PIS and COFINS. However, the Federal Government filed an appeal, seeking to determine the temporary effects and some clarifications.

The subsidiaries in Brazil that were affected by the ruling of the STF, filed legal actions in this regard, in the respective Federal Regional Courts. During 2019, Enel Distribución Sao Paulo and Enel Distribución Ceará were notified of the final rulings issued by those Courts, which recognized the companies’ rights to deduct the ICMS applied to their operations from the PIS and COFINS calculation bases (for the periods running from December 2003 to December 2014 for Enel Distribución Sao Paulo, and May 2001 onwards for Enel Distribución Ceará).

Considering various internal analyses and those by legal advisors, as well as the best available estimates, Enel Distribución Sao Paulo and Enel Distribución Ceará recognized US$ 1,293 million and US$ 374 million, respectively, in assets at the end of the first half of 2019. As the overpayment of the PIS and COFINS taxes was passed on to final customers at the time, simultaneously with the recognition of these recoverable taxes, our subsidiaries have recognized a regulatory-related liability for the same amounts indicated above, net of whatever costs incurred or to be incurred by the companies in these legal proceedings. These liabilities represent the obligation to refund to the final customers any taxes that are recovered.

The Group will adopt the procedures for the recovery of tax credit in accordance with statutory provisions. The transfer to consumers will depend on the actual use of the tax credit by the companies and will be carried out in accordance with the regulations of the National Electric Energy Agency (ANEEL), with an expectation that it will take 52 months in the case of Enel Distribución Sao Paulo and 45 months in the case of Enel Distribución Ceará.

For Enel Distribución Sao Paulo, the resolution of the legal action that covers the period from January 2015 onwards is still pending. For this reason, the billing system which includes the ICMS in the basis for calculating the PIS and COFINS taxes will not be changed until the final favorable ruling is issued. The judicial actions filed by our subsidiaries Enel Distribución Rio and Enel Distribución Goias are also pending, awaiting the final ruling by the respective Federal Regional Courts.

It should be noted that the “Social Integration Program” (referred to as PIS) and the “Social Security Contribution or Funding” (referred to as COFINS) are federal taxes paid by companies in Brazil which are intended to fund programs for employees, public health, social assistance and social security. These taxes are applied to the gross revenue of the companies. The “tax on circulation of goods and services” (referred to as ICMS), is a state-level value-added tax (VAT) in Brazil, and is applied to the sale of telecommunications and transportation goods and services. (See Note 23 and 34.3.b.26)

b)                 The detail of other non-financial liabilities as of June 30, 2019 and December 31, 2018, is as follows:

	Balance as of
	Current		Non-Current
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
Other non-financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$

VAT Tax Debit and Other Taxes	256,857	256,581	67,226	67,966
Other	13,858	13,539	37,359	37,257

Total	270,715	270,120	104,585	105,223

11.           TRADE AND OTHER RECEIVABLES

a)                 The detail of trade and other receivables as of June 30, 2019 and December 31, 2018, is as follows:

	Balance as of
	Current		Non-Current
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
Trade and Other Receivables, Gross	ThUS$	ThUS$	ThUS$	ThUS$

Trade and other receivables, gross	4,687,365	4,350,373	838,191	907,022
Trade receivables, gross	3,388,548	3,017,469	134,260	171,513
Other receivables, gross	1,298,817	1,332,904	703,931	735,509

	Balance as of
	Current		Non-Current
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
Trade and Other Receivables, Net	ThUS$	ThUS$	ThUS$	ThUS$

Trade and other receivables, net	3,859,341	3,551,022	759,562	906,508
Trade receivables, net	2,660,346	2,264,869	111,491	171,513
Other receivables, net (1)	1,198,995	1,286,153	648,071	734,995

(1)      Includes as of June 30, 2019, mainly accounts receivable related to loans and advances to employees for ThUS$28,869 (ThUS$22,906 as of December 31, 2018). Accounts receivable at our Brazilian subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás and Enel Distribución Sao Paulo S.A. following the signing in 2014 of the addendum to the concession contracts where the outstanding assets are recoverable and/or can be offset in subsequent tariff periods for ThUS$1,164,311 (ThUS$1,241,355 as of December 31, 2018), which are guaranteed by the Brazilian government; a receivable to “low income” consumers for ThUS$233,998 (ThUS$216,699 as of December 31, 2018) to which a social discount is applied determining a “low income” final tariff, where the Brazilian government replenishes such discount to our subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás and Enel Distribución Sao Paulo S.A. through a state subsidy; and receivables related to the VOSA project in Argentina for ThUS$390,997 (ThUS$371,222 as of December 31, 2018).

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers to which it has sales representing 10% or more of its operating revenue for the six-month periods ended June 30, 2019 and 2018.

Refer to Note 12.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies.

b)             As of June 30, 2019 and December 31, 2018, the analysis of trade receivables of past due and unpaid sales, but for which no impairment provision has been recorded, is as follows:

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
Trade Receivables past due and unpaid sales, but not impaired	ThUS$	ThUS$
Less than three months	628,706	452,556
Between three and six months	113,363	133,316
Between six and twelve months	135,290	68,973
More than twelve months	238,868	93,200
Total	1,116,227	748,045

c)                  The reconciliation of changes in the allowance for credit loss of trade receivables is as follows:

Current and
Non-Current
Trade Receivables past due and unpaid sales and Impaired	ThUS$
Balance as of January 1, 2018	554,762
Initial balance adjustment for IFRS 9	10,286
Increases (decreases) for the year (*)	114,671
Amounts written off	(47,959)
Foreign currency translation differences	(106,837)
Other movements	274,942
Balance as of December 31, 2018	799,865
Increases (decreases) for the year (*)	121,504
Amounts written off	(77,908)
Foreign currency translation differences	10,214
Other movements	52,978
Balance as of June 30, 2019 (Unaudited)	906,653

(*)             See Note 30 credit loss losses on financial assets.

The increase in the allowance for impairment of trade receivables was ThUS$121,504 and ThUS$63,389 for the six-month periods ended June 30, 2019 and 2018, respectively (see Note 30).

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least 6 months in Argentina and Brazil, 12 months in Colombia and Peru. Overall, the risk of bad debt, and therefore the risk of writing off our trade receivables, is limited (see Notes 3.g.3 and 21.5).

d)                 Additional information:

•                      Additional statistical information required under Official Bulletin 715 of the CMF, of February 3, 2012 (XBRL Taxonomy). See Appendix 2.

•                      Supplementary information on Trade Receivables, see Appendix 2.1.

12.           BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between the companies belonging to the Group have been eliminated on consolidation and are not itemized in this note.

As of the date of these interim financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

The controlling shareholder of the Company is the Italian corporation Enel S.p.A.

12.1    Balances and transactions with related parties

The balances of accounts receivable and payable as of June 30, 2019 and December 31, 2018 are as follows:

a)                 Receivables from related companies

							Balance as of
							Current		Non-Current
							6-30-2019 (not audited)	12-31-2018	6-30-2019 (not audited)	12-31-2018
Taxpayer ID No.	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	ThUS$	ThUS$	ThUS$	ThUS$

Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other services	More than 90 days	42	18	—	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	135	79	—	—
Foreign	Endesa Operaciones y Servicios Comerciales	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	66	72	—	—
Foreign	SACME	Argentina	Associate	ARS	Other services	Less than 90 days	19	21	95	108
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	818	753	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	3	3	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	22	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	—	22	—	—
76.250.019-1	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	2	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	1,688	1,354	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	8	7	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	COP	Other services	Less than 90 days	27	24	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	96	97	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other services	Less than 90 days	449	373	—	—
Foreign	Enel S.p.A.	Italy	Parent	COP	Other services	Less than 90 days	897	879	—	—
Foreign	Enel S.p.A.	Italy	Parent	BRL	Other services	Less than 90 days	354	267	—	—
Foreign	Enel Green Power S.p.a	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	130	72	—	—
Foreign	Yacylec S.A.	Argentina	Common Immediate Parent	ARS	Other services	Less than 90 days	1	—	—	—
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	PEN	Other services	Less than 90 days	37	36	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Energy sales	Less than 90 days	920	3,059	1,232	1,544
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Other services	Less than 90 days	2,394	1,312	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Tolls	Less than 90 days	17	19	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	ARS	Other services	Less than 90 days	5	6	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	COP	Other services	Less than 90 days	—	33	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	18	—	—	—
Foreign	Enel Energia SPA	Italy	Common Immediate Parent	COP	Other services	Less than 90 days	82	83	—	—
Foreign	Enel Green Power Argentina	Argentina	Common Immediate Parent	ARS	Other services	Less than 90 days	272	330	—	—
Foreign	Enel Green Power North América Inc.	United States	Common Immediate Parent	US$	Other services	Less than 90 days	35	29	—	—
78.932.860-9	Gas Atacama Chile	Chile	Common Immediate Parent	BRL	Other services	Less than 90 days	109	108	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Other services	Less than 90 days	562	155	—	—
Foreign	Enel Iberia Srl	Spain	Common Immediate Parent	COP	Other services	Less than 90 days	30	29	—	—
Foreign	Enel Iberia Srl	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,288	1,288	—	—
Foreign	Energética Monzon S.A.C.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	191	—	—
Foreign	Energética Monzon S.A.C.	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	554	254	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	194	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	452	230	—	—
Foreign	Enel Green Power Peru (USD)	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	1,091	—	—
Foreign	Enel Green Power Peru (USD)	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	1,231	1,700	—	—
Foreign	Enel Global Thermal Generation SRL	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	20	—	—	—
Foreign	ENEL X S.R.L.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	152	149	—	—

		Total					12,935	14,337	1,327	1,652

b)                 Accounts payable to related companies

							Balance as of
							Current		Non-Current
							6-30-2019 (not audited)	12-31-2018	6-30-2019 (not audited)	12-31-2018
Taxpayer ID No.	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	ThUS$	ThUS$	ThUS$	ThUS$

Foreign	Enel Latinoamérica S.A.	Spain	Common Immediate Parent	ARS	Dividends	Less than 90 days	25	29	—	—
Foreign	SACME	Argentina	Associate	ARS	Other services	Less than 90 days	183	237	—	—
78.932.860-9	Gas Atacama Chile	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	124	153	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	201	202	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	11	11	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	963	2,439	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	2,282	9,850	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	8,688	—	—	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	94	—	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,776	1,637	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	225	153	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	511	209	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	—	17	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	1,805	2,329	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	873	185	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	COP	Other services	Less than 90 days	172	116	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	EUR	Other services	Less than 90 days	756	46	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	848	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	4,861	6,422	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	192	664	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	COP	Other services	Less than 90 days	20	616	—	—
Foreign	Enel Map	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	25,452	16,089	—	—
Foreign	Yacylec S.A.	Argentina	Associate	ARS	Other services	Less than 90 days	1	12	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	3,086	3,268	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Energy purchases	Less than 90 days	7,654	11,644	—	—
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Other services	Less than 90 days	697	812	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other services	Less than 90 days	—	45,886	—	—
Foreign	Enel S.p.A.	Italy	Parent	US$	Dividends	Less than 90 days	—	186,697	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other services	Less than 90 days	20,870	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Technical services	Less than 90 days	32,223	127	—	—
Foreign	Enel S.p.A.	Italy	Parent	COP	Other services	Less than 90 days	148	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	ARS	Other services	Less than 90 days	91	—	—	—
Foreign	Enel Green Power S.p.a	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	1,901	3,074	—	—
Foreign	Enel Green Power S.p.a	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	—	—	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	32,060	—	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	613	—	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	ARS	Other services	Less than 90 days	810	—	—	—
76.250.019-1	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	199	63	—	—
Foreign	Enel Fortuna S.A.	Panamá	Common Immediate Parent	US$	Other services	Less than 90 days	61	53	—	—
Foreign	Enel Green Power SPA	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	376	—	—	—
Foreign	Enel Green Power SPA	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	1,288	—	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	COP	Other services	Less than 90 days	196	155	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,416	1,315	—	—
Foreign	Enel Sole	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,223	999	—	—
Foreign	Enel Global Thermal Generation SRL	Italy	Common Immediate Parent	ARS	Other services	Less than 90 days	4,033	2,913	—	—
Foreign	Enel Global Thermal Generation SRL	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	3,206	1,467	—	—
Foreign	Enel Global Thermal Generation SRL	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	449	1,110	—	—
Foreign	Enel Italia LT	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	—	38,825	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	415	371	—	—
Foreign	Enel Green Power Peru (USD)	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	965	101	—	—
Foreign	Enel Green Power Peru (USD)	Peru	Common Immediate Parent	PEN	Energy purchases	Less than 90 days	71	513	—	—
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	—	2,171	—	—
Foreign	Cesi S.p.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	82	343	—	—
Foreign	Tecnatom S.A.	Perú	Common Immediate Parent	PEN	Other services	Less than 90 days	11	—	—	—
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	347	273	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Energy sales	Less than 90 days	1,373	—	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Other services	Less than 90 days	35	162	—	—
Foreign	ENEL X S.R.L.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	2,424	523	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	BRL	Loans payable (*)	More than 90 days	2,616,904	2,466,231	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	BRL	Loans payable (*)	More than 90 days	81,721	77,566	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	BRL	Loans payable (*)	More than 90 days	114,410	108,590	—	—
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	EUR	Technical services	Less than 90 days	24	—	—	—

					Total		2,981,445	2,996,668	—	—

(*) See Note d) below

c)                  Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					6-30-2019 (not audited)	6-30-2018 (not audited)
Taxpayer ID No.	Company	Country	Relationship	Description of Transaction	ThUS$	ThUS$

Foreign	Enel S.p.A.	Italy	Parent	Other fixed operating expenses	(911)	(3,779)
Foreign	Enel S.p.A.	Italy	Parent	Technical services	(6,135)	151
Foreign	ENEL ITALIA SERVIZI SRL	Italy	Common Immediate Parent	Other fixed operating expenses	(8,896)	(6,442)
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Other fixed operating expenses	(3,824)	(4,013)
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	Energy sales	399	21,854
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	Energy purchases	(41,882)	(62,974)
Foreign	Enel Map	Italy	Common Immediate Parent	Other fixed operating expenses	(5,404)	(7,963)
Foreign	Enel Finance International NV	Holland	Common Immediate Parent	Other financial expenses	(122,076)	—

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

d)                 Significant transactions Enel Américas:

•         On September 26, 2018, Enel Finance International NV executed with Enel Brasil a credit agreement in Reals for the amount of BRL9,400 million, which was actually disbursed on October 5, 2018, at a fixed annual rate of 7.676% and maturity on July 2, 2019. The funds were used for the prepayment of promissory notes held by Enel Brasil and Enel Sudeste issued for the purchase of Eletropaulo, currently Enel Distribución Sao Paulo.

To pay off and then refinance this debt, a bridge loan was entered into by Enel Brasil with local banks through the issuance of promissory notes in two series, for BRL9,300 million, with issuance date on July 1, 2019 and a maturity date of September 29, 2019 (90 days) at a cost of CDI + 50 basis points of margin and an upfront fee of 10 basis points. With a portion of the funds received from the capital increase of Enel Américas, a capital increase will be made in Enel Brasil, to pre-pay such bridge loan.

•         On December 14, 2018, Enel Finance International NV executed with Enel Distribución Ceará a credit agreement in Reals for the amount of BRL300 million, which was disbursed on December 18, 2018, at a fixed annual rate of 8% for 1 year. The funds of this financing were used for working capital.

•         On December 14, 2018, Enel Finance International NV executed with Enel Distribución Sao Paulo, a credit agreement in Reals for the amount of BRL420 million, which was disbursed on December 18, 2018, at a fixed annual rate of 8% for 1 year. The funds of this financing were used for working capital.

12.2    Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of June 30, 2019 was elected at the Ordinary Shareholders Meeting held on April 28, 2017, and is composed of the following members:

•         Mr. Francisco de Borja Acha Besga

•         Mr. José Antonio Vargas Lleras

•         Mr. Livio Gallo

•         Mr. Enrico Viale

•         Mr. Hernán Somerville Senn

•         Mr. Patricio Gómez Sabaini

•         Mr. Domingo Cruzat Amunátegui

At the Board of Directors’ meeting held on April 29, 2016, Mr. Francisco de Borja Acha Besga was appointed as Chairman of the Board, Mr. José Antonio Vargas Lleras was appointed as Vice Chairman of the Board and Mr. Domingo Cruzat Amunátegui was appointed as Secretary of the Board.

Likewise, at the same Board of Directors Meeting, the Directors’ Committee was elected under the requirements of Law No. 18,046 on Corporations and the Sarbanes-Oxley Act. The Directors’ Committee is composed of the following independent directors: Mr. Hernán Sommerville Senn (as Chairman), Mr. Patricio Gómez Sabaini and Mr. Domingo Cruzat Amunátegui (as Secretary).

The Board of Directors determined that Mr. Hernán Sommerville Senn is a financial expert for the Directors’ Committee of the Company.

a)                 Accounts receivable and payable and other transactions

•                      Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

•                      Other transactions

No transactions other than the payment of compensations have taken place between the Company and the members of the Board of Directors and key management personnel and other than transactions in the normal course of business-electricity supply.

b)                 Compensation for directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company.

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enel Américas). Also, each member of the Board of Directors will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

•     UF 216 as a fixed monthly fee, and

•     UF 79.2 as per diem for each Board meeting attended with a maximum of 16 sessions in total.

According to the provisions of the bylaws, the remuneration of the Board of Director Chairman will be twice that of a Director.

In the event a Director of Enel Américas participates in more than one Board of Directors of domestic or foreign subsidiaries and / or affiliated, or acts as director or consultant for other domestic or foreign companies or legal entities in which Enel Américas S.A. has direct or indirect interest, he/she may receive remuneration only in one of said Board of Directors or Management Boards.

The executive officers of Enel Américas S.A. and/or its domestic or foreign subsidiaries or affiliates will not receive remunerations or per diem allowances if acting as directors in any of the domestic or foreign Enel Américas S.A.’s subsidiaries, affiliates or investee in any way. Therefore, said remunerations or per diem allowances may be received by the executive officers as long as this is previously and expressly authorized as advance of their variable portion of remuneration by the corresponding companies with which they are associated through an employment contract.

Directors’ Committee:

Each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

•     UF 72.00 as a fixed monthly fee, in any event, and

•     UF 26.40 as per diem for each Board meeting attended.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the six-month periods ended June 30, 2019 and 2018:

			6-30-2019 (Unaudited)
Taxpayer ID No.	Name	Position	Period in position	Enel Américas Board ThUS$	Board of Subsidiaries ThUS$	Directors’ Committee ThUS$
Foreigner	Francisco de Borja Acha Besga	Chairman	January - June 2019	—	—	—
Foreigner	José Antonio Vargas Lleras	Vice Chairman	January - June 2019	—	—	—
Foreigner	Enrico Viale	Director	January - June 2019	—	—	—
Foreigner	Livio Gallo	Director	January - June 2019	—	—	—
4.132.185-7	Hernán Somerville Senn	Director	January - June 2019	82	—	25
Foreigner	Patricio Gómez Sabaini	Director	January - June 2019	82	—	25
6.989.304-K	Domingo Cruzat Amunátegui	Director	January - June 2019	82	—	25

	TOTAL			247	—	75

			6-30-2018 (Unaudited)
Taxpayer ID No.	Name	Position	Period in position	Enel Américas Board ThUS$	Board of Subsidiaries ThUS$	Directors’ Committee ThUS$
Foreigner	Francisco de Borja Acha Besga	Chairman	January - June 2018	—	—	—
Foreigner	José Antonio Vargas Lleras	Vice Chairman	January - June 2018	—	—	—
Foreigner	Enrico Viale	Director	January - June 2018	—	—	—
Foreigner	Livio Gallo	Director	January - June 2018	—	—	—
4.132.185-7	Hernán Somerville Senn	Director	January - June 2018	88	—	25
Foreigner	Patricio Gómez Sabaini	Director	January - June 2018	85	—	25
6.989.304-K	Domingo Cruzat Amunátegui	Director	January - June 2018	88	—	25

	TOTAL			261	—	75

c)                  Guarantees given by the Company in favor of the directors

No guarantees have been given to the directors.

12.3    Compensation for key management personnel

a)                 Remunerations received by key management personnel

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreigner	Maurizio Bezzeccheri (1)	Chief Executive Officer
Foreigner	Aurelio Ricardo Bustilho de Oliveira (2)	Administration, Finance and Control Officer
Foreigner	Bruno Stella (3)	Planning and Control Officer
Foreigner	Raffaele Cutrignelli	Internal Audit Officer
15.307.846-7	José Miranda Montecinos (4)	Communications Officer
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary to the Board

Mr. José Miranda Montecinos and Mr. Domingo Valdés Prieto, are personnel of Enel Américas, exclusively compensated by Enel Chile S.A. who is the employer, but render executive services to the Company pursuant to an intercompany agreement between both entities.

(1)             Mr. Maurizio Bezzeccheri was appointed on August 1, 2018 as General Manager replacing Mr. Luca D’Agnese.

(2)             Mr. Aurelio Ricardo Bustilho de Oliveira was appointed on October 1, 2018 as Manager of Administration, Finance and Control replacing Mr. Paolo Pallotti.

(3)             Mr. Bruno Stella was appointed on July 1, 2018 as Planning and Control Manager replacing Mr. Emanuele Brandolini.

(4)             Mr. José Miranda Montecinos submitted his voluntary resignation, rendering services until July 14, 2019.

Incentive plans for key management personnel

Enel Américas has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

Compensation of key management personnel is the following:

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
	ThUS$	ThUS$

Cash compensation	1,070	1,973
Short-term benefits for employees	23	3

Total	1,093	1,976

b)                 Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

12.4    Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

13.           INVENTORIES

The detail of inventories as of June 30, 2019 and December 31, 2018 is as follows:

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
Classes of Inventories	ThUS$	ThUS$

Supplies for Production	30,461	29,959
Oil	23,198	23,128
Coal	7,263	6,831
Spare parts	26,766	27,828
Electrical materials	326,153	281,611

Total	383,380	339,398

There are no inventories pledged as security for liabilities.

For the six-month periods ended June 30, 2019 and 2018, raw materials and inputs recognized as fuel cost amount to ThUS$147,630 and ThUS$112,830, respectively (see Note 28).

For the six-month periods ended June 30, 2019 and 2018, there have been no impairments recognized in inventories.

14.           CURRENT TAX ASSETS AND LIABILITIES

a)                 The detail of current tax receivables as of June 30, 2019 and December 31, 2018 is as follows:

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
Tax Receivables	ThUS$	ThUS$

Monthly provisional tax payments	58,841	44,798
Other	466	6,196

Total	59,307	50,994

b)                 The detail of current tax payables as of June 30, 2019 and December 31, 2018, is as follows:

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
Tax Payables	ThUS$	ThUS$

Income tax	127,511	192,924

Total	127,511	192,924

15.           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

15.1. Investments accounted for using the equity method

a.                  The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the six-month period ended June 30, 2019 and the year ended December 31, 2018:

					Ownership	Balance as of	Share of Profit	Dividends	Foreign Currency	Other Comprehensive	Other Increase	Argentine hyperinflationary	Balance as of 6-30-2019
Taxpayer ID				Functional	Interest	1-1-2019	(Loss)	Declared	Translation	Income	(Decrease)	economy	(Unaudited)
No.	Associates and Joint Ventures	Relationship	Country	Currency	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	33.33%	556	(222)	—	(112)	—	721	41	984
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	236	11	(25)	(29)	—	—	46	239
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	868	131	(687)	(103)	—	—	—	209
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	931	202	(915)	(109)	—	—	—	109
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	5	485	(322)	—	—	—	—	168

					TOTAL	2,596	607	(1,949)	(353)	—	721	87	1,709

					Ownership	Balance as of	Share of Profit	Dividends	Foreign Currency	Other Comprehensive	Other Increase	Argentine hyperinflationary	Balance as of
Taxpayer ID				Functional	Interest	1-1-2018	(Loss)	Declared	Translation	Income	(Decrease)	economy	12-31-2018
No.	Associates and Joint Ventures	Relationship	Country	Currency	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	22.22%	1,221	441	(1,145)	39	—	—	—	556
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	14	(160)		(258)	—	—	640	236
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	830	1,027	(453)	(536)	—	—	—	868
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	671	1,144	(422)	(462)	—	—	—	931
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	11	—	—	(6)	—	—	—	5

					TOTAL	2,747	2,452	(2,020)	(1,223)	—	—	640	2,596

b.                  Additional financial information on investments in associates:

•    Investments with significant influence

The following tables set forth financial information as of June 30, 2019 and December 31, 2018, from the Financial Statements of the investments in associates where the Group has significant influence:

	As of June 30, 2019 (Unaudited)
Investments with	Ownership Interest Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Significant Influence	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Yacylec S.A.	33.33%	4,672	1,092	801	2,011	1,406	(649)	757	(504)	254

	As of December 31, 2018
Investments with	Ownership Interest Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Significant Influence	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Yacylec S.A.	22.22%	2,914	732	1,032	110	2,984	(1,282)	1,702	179	1,881

None of our associates have published price quotations.

There are no significant commitments and contingencies, or restrictions to the availability of funds in associated companies and joint ventures.

16.           INTANGIBLE ASSETS OTHER THAN GOODWILL

The following table presents intangible assets other than Goodwill as of June 30, 2019 and December 31, 2018:

	6-30-2019 (Unaudited)	12-31-2018
Intangible Assets, Gross	ThUS$	ThUS$
Intangible Assets, Gross	10,577,381	10,257,585
Easements and water rights	48,172	61,445
Concessions	10,203,099	9,917,051
Development costs	14,185	13,928
Patents, registered trademarks and other rights	46,522	28,947
Computer software	263,451	234,419
Other identifiable intangible assets	1,952	1,795

	6-30-2019 (Unaudited)	12-31-2018
Intangible Assets, Amortization and Impairment	ThUS$	ThUS$
Accumulated Amortization and Impairment, Total	(4,710,874)	(4,430,296)
Easements and water rights	(16,071)	(18,210)
Concessions	(4,544,782)	(4,279,664)
Development costs	(10,055)	(9,673)
Patents, registered trademarks and other rights	(20,002)	(14,829)
Computer software	(118,243)	(106,201)
Other identifiable intangible assets	(1,721)	(1,719)

	6-30-2019 (Unaudited)	12-31-2018
Intangible Assets, Net	MUS$	MUS$
Intangible Assets, Net	5,866,507	5,827,289
Easements and water rights	32,101	43,235
Concessions, Net(1) (*)	5,658,317	5,637,387
Development costs	4,130	4,255
Patents, registered trademarks and other rights	26,520	14,118
Computer software	145,208	128,218
Other identifiable intangible assets	231	76

(1)  The detail of concessions is the following:

	6-30-2019 (Unaudited)	12-31-2018
Concession Holder	ThUS$	MUS$
Enel Distribución Río S.A.	728,472	716,210
Enel Distribución Ceará S.A.	568,736	586,767
Enel Distribución Goias S.A.	1,524,297	1,500,934
Enel Distribución Sao Paulo S.A.	2,836,812	2,833,476

TOTAL	5,658,317	5,637,387

(*)  See Note 3.d.1.

The reconciliations of the carrying amounts of intangible assets during the six-month period ended June 30, 2019 and the year ended December 31, 2018 are as follows:

	Development Costs	Easements	Concessions	Patents, Registered, Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets	Intangible Assets, Net
Changes in Intangible Assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	4,255	43,235	5,637,387	14,118	128,218	76	5,827,289
Changes in identifiable intangible assets:
Increases other than from business combinations	13	1,028	109,042	1,071	20,566	—	131,720
Increase (decrease) from foreign currency translation differences, net	95	655	80,054	320	(467)	3	80,660
Amortization	(233)	(576)	(226,226)	(1,804)	(7,970)	(32)	(236,841)
Increases (decreases) from transfers and other changes	—	(557)	559	(6,389)	6,387	—	—
Increases (decreases) from transfers	—	(557)	559	(6,389)	6,387	—	—
Disposals and removal from service	—	—	(5,730)	—	—	—	(5,730)
Removals from service	—	—	(5,730)	—	—	—	(5,730)
Argentine hyperinflationary economy	—	—	—	—	4,296	—	4,296
Other increases (decreases)	—	(11,684)	63,231	19,204	(5,822)	184	65,113
Total changes in identifiable intangible assets	(125)	(11,134)	20,930	12,402	16,990	155	39,218

Closing balance as of June 30, 2019 (Unaudited)	4,130	32,101	5,658,317	26,520	145,208	231	5,866,507

	Development Costs	Easements	Concessions	Patents, Registered, Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets	Intangible Assets, Net
Changes in Intangible Assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	2,056	42,482	3,533,935	25,253	73,299	5,454	3,682,479
Changes in identifiable intangible assets:
Increases other than from business combinations	(23)	6,828	523,510	6,236	56,825	—	593,376
Acquisitions made through business combinations	—	—	2,914,866	—	—	—	2,914,866
Increase (decrease) from foreign currency translation differences, net	(275)	(5,172)	(840,315)	(1,132)	(20,753)	(7)	(867,654)
Amortization	(524)	(1,653)	(349,932)	(1,995)	(12,865)	(28)	(366,997)
Increases (decreases) from transfers and other changes	—	1,647	(1,506)	40	5,162	(5,343)	—
Increases (decreases) from transfers	—	1,647	(1,506)	40	5,162	(5,343)	—
Disposals and removal from service	—	—	(34,273)	—	—	—	(34,273)
Disposals	—	—	—	—	—	—	—
Removals from service	—	—	(34,273)	—	—	—	(34,273)
Argentine hyperinflationary economy	—	—	—	—	12,155	—	12,155
Other increases (decreases)	3,021	(897)	(108,898)	(14,284)	14,395	—	(106,663)
Total changes in identifiable intangible assets	2,199	753	2,103,452	(11,135)	54,919	(5,378)	2,144,810

Closing balance as of December 31, 2018	4,255	43,235	5,637,387	14,118	128,218	76	5,827,289

For the year ended June 30, 2019, the main additions to intangible assets for concessions for ThUS$109,042 mainly come from Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goiás for investments in networks and extensions in order to optimize their operation, so that to improve the efficiency and quality of the service level recoded under the item of concessions according to IFRIC 12 (see Note 3.d.1). For 2018, the main additions to intangible assets for a total of ThUS$523,510 mainly come from Enel Distribución Rio S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goiás.

Additions of intangible assets for the six-month period ended June 30, 2019 and the year ended December 31, 2018 amounted to ThUS$131,720 and ThUS$593,376, respectively.

The amortization of intangible assets amounted to ThUS$228,825 and ThUS$136,755 for the six-month periods ended June 30, 2019 and 2018, respectively, which are presented net of PIS and COFINS taxes in the Brazilian subsidiaries.

The capitalization of borrowing costs for the six-month periods ended June 30, 2019 and 2018 amounted to ThUS$5,814 and ThUS$301, respectively (See Note 32).

During the six-month periods ended June 30, 2019 and 2018 the expenses for personnel directly related to constructions in progress were activated for the item of concessions for the amount of ThUS$42,112 and ThUS$34,968 respectively.

According to the estimates and projections of the Group management, the projections for the cash flows attributed to intangible assets allow recovering the net value of these assets recorded as of June 30, 2019 and December 31, 2018 (See Note 3.e).

As of June 30, 2019 and December 31, 2018, the Company has no intangible assets of indefinite useful life that can represent significant amounts.

17.           GOODWILL

The following table sets forth goodwill by cash-generating unit or group of cash-generating units to which it belongs and changes for the six-month period ended June 30, 2019 and the year ended December 31, 2018:

		Opening balance 1-1-2018	Business combinations	Foreign Currency Translation	Argentine hyperinflationary economy	Closing balance 12-31-2018	Foreign Currency Translation	Argentine hyperinflationary economy	Closing balance 6-30-2019 (Unaudited)
Company	Cash Generating Unit	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Enel Distribución Rio S.A.	Enel Distribución Río S.A.	256,658	—	(37,278)	—	219,380	3,129		222,509
Compañía Distribuidora y Comercializadora de Energía S.A.	Compañía Distribuidora y Comercializadora de Energía S.A.	14,514	—	(1,171)	—	13,343	208		13,551
Enel Generación El Chocón S.A.	Enel Generación El Chocón S.A.	5,556	—	(17,227)	37,926	26,255	(3,095)	5,148	28,308
Enel Distribución Perú S.A.	Enel Distribución Perú	71,298	—	(2,951)	—	68,347	1,735		70,082
EGP Cachoeira Dourada S.A.	EGP Cachoeira Dourada S.A.	94,114	—	(13,673)	—	80,441	1,148		81,589
Enel Generación Perú S.A.	Enel Generación Perú	134,197	—	(5,554)	—	128,643	3,267		131,910
Emgesa S.A. E.S.P.	Emgesa S.A. E.S.P.	6,421	—	(519)	—	5,902	92		5,994
Enel Perú S.A.	Enel Distribución Perú	21	—	(1)	—	20	1		21
Enel Brasil S.A.	Enel Brasil S.A.	1,195	—	(174)	—	1,021	15		1,036
Enel Distribución Ceará S.A.	Enel Distribución Ceará S.A.	129,201	—	(18,772)	—	110,429	1,575		112,004
Enel Brasil Investimentos S.A.	Enel Distribución Sao Paulo	—	563,858	(12,069)	—	551,789	7,871		559,660

Total		713,175	563,858	(109,389)	37,926	1,205,570	15,946	5,148	1,226,664

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the cash-generating units or groups of cash-generating units, to which the acquired goodwill has been allocated, allow the recovery of its carrying amount as of June 30, 2019 (see Note 3.e).

The origin of the goodwill is detailed below:

1.                  Enel Distribución Rio S.A. (formerly Ampla Energia e Serviços S.A.)

On November 20, 1996, the Company and Enel Distribución Chile S.A. (formerly named Chilectra S.A.), together with Endesa, S.A. and Electricidad de Portugal, acquired a controlling equity interest in Cerj S.A. (now Ampla Energía) of Rio de Janeiro in Brazil. The Company and Enel Distribución Chile S.A. together acquired 42% of the total shares in an international public bidding process held by the Brazilian government. The Company and Enel Distribución Chile S.A. also acquired an additional 18.5% on December 31, 2000, as such, holding, directly and indirectly, a total 60.5% ownership interest.

2.                  Enel Distribución Ceará S.A. (formerly Compañía Energética Do Ceará S.A.)

Between 1998 and 1999, the Company and our former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired Compañía de Distribución Eléctrica del Estado de Ceará (now named Enel Distribución Ceará S.A.) in northeast Brazil in an international public bidding process held by the Brazilian government.

3.                  Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa)

On October 23, 1997, Enel Américas S.A. and our former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Codensa, a company that distributes electricity in Santa Fé de Bogotá in Colombia. The acquisition took place through an international public bidding process held by the Colombian government.

4.                  Enel Generación El Chocón S.A.

On August 31, 1993, Enel Generación Chile S.A. (formerly known as Endesa Chile) acquired a 59% equity interest of Enel Generación El Chocón S.A. in an international public bidding process held by the Argentine government.

5.                  Enel Distribución Perú S.A.

On October 15, 2009, in a transaction on the Lima Stock Exchange, the Company acquired an additional 24% interest in Enel Distribución Perú S.A.

6.                  EGP Cachoeira Dourada S.A.

On September 5, 1997, our former subsidiary Enel Generación Chile S.A. acquired 79% of EGP Cachoeira Dourada S.A. in the state of Goiás in a public bidding process held by the Brazilian government.

7.                  Enel Generación Perú S.A. (formerly Edegel S.A.A.)

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, our former subsidiary Enel Generación Chile S.A. acquired an additional 29.3974% equity interest in Enel Generación Perú S.A.

8.                  Emgesa S.A. E.S.P.

On October 23, 1997, our former subsidiary Enel Generación Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Emgesa S.A. E.S.P. in Colombia. The acquisition was made in an international public bidding process held by the Colombian government.

9.                  Enel Distribución Sao Paulo S.A.

On June 7, 2018, our subsidiary Enel Brasil acquired majority stock ownership in Enel Distribución Sao Paulo S.A. (see Note 6.1).

18.           PROPERTY, PLANT AND EQUIPMENT

The following table sets forth the property, plant and equipment as of June 30, 2019 and December 31, 2018:

	6-30-2019 (Unaudited)	12-31-2018
Classes of Property, Plants and Equipment, Gross	ThUS$	ThUS$
Property, Plants and Equipment, Gross	16,660,523	15,700,505
Construction in progress	1,216,489	1,059,070
Land	169,565	163,660
Buildings	516,750	284,496
Plant and equipment	7,162,965	7,318,697
Network Infrastructure	6,825,620	6,210,147
Fixtures and fittings	417,256	413,689
Right-of-use assets	351,878	250,746

Classes of Accumulated Depreciation and Impairment in Property,	6-30-2019 (Unaudited)	12-31-2018
Plants and Equipment	ThUS$	ThUS$
Total Accumulated Depreciation and Impairment in Property, Plants and Equipment	(7,538,155)	(7,013,678)
Buildings	(247,353)	(147,041)
Plant and equipment	(3,489,082)	(3,596,514)
Network Infrastructure	(3,469,571)	(2,984,132)
Fixtures and fittings	(238,856)	(218,600)
Right-of-use assets	(93,293)	(67,391)

	6-30-2019 (Unaudited)	12-31-2018
Classes of Property, Plants and Equipment, Net	ThUS$	ThUS$
Property, Plants and Equipment, Net	9,122,368	8,686,827
Construction in progress	1,216,489	1,059,070
Land	169,565	163,660
Buildings	269,397	137,455
Plant and equipment	3,673,883	3,722,183
Network Infrastructure	3,356,049	3,226,015
Fixtures and fittings	178,400	195,089
Right-of-use assets	258,585	183,355

The detail and changes in property, plant, and equipment during the period of six months ended June 30, 2019 and the year ended December 31, 2018 are as follows:

	Construction in Progress	Land	Buildings	Plant and Equipment	Network Infrastructure	Fixtures and Fittings	Right-of-use assets	Property, Plant and Equipment, Net
Changes in 2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019 before application of IFRS 16	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	183,355	8,686,827
Effects first application IFRS 16	—	—	—	—	—	—	71,891	71,891
Opening balance as of January 1, 2019 after application of IFRS 16	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	255,246	8,758,718
Changes
Increases other than from business combinations	335,568	426	834	728	—	2,011	—	339,567
Increases (decreases) from foreign currency translation differences, net	(36,694)	987	(341)	40,094	(82,643)	(14,282)	5,478	(87,401)
Depreciation	—	—	(5,542)	(115,088)	(98,232)	(13,444)	(19,306)	(251,612)
Increases (decreases) from transfers and other changes	(265,597)	1,760	11,320	67,013	165,093	20,411	—	—
Increases (decreases) from transfers	(265,597)	1,760	11,320	67,013	165,093	20,411	—	—
Increases (decreases) from transfers from construction in progress	(265,597)	1,760	11,320	67,013	165,093	20,411	—	—
Disposals and removal from service	—	—	(13)	2,785	(2,859)	(6)	—	(93)
Disposals	—	—	—	—	—	—	—	—
Removals	—	—	(13)	2,785	(2,859)	(6)	—	(93)
Argentine hyperinflationary economy	107,093	2,750	5,314	46,798	188,533	6,167	—	356,655
Other increases (decreases)	17,049	(18)	120,370	(90,630)	(39,858)	(17,546)	17,167	6,534
Total changes	157,419	5,905	131,942	(48,300)	130,034	(16,689)	3,339	363,650
Closing balance as of June 30, 2019 (Unaudited)	1,216,489	169,565	269,397	3,673,883	3,356,049	178,400	258,585	9,122,368

	Construction in Progress	Land	Buildings	Plant and Equipment	Network Infrastructure	Fixtures and Fittings	Right-of-use assets	Property, Plant and Equipment, Net
Changes in 2018	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	829,559	155,485	127,557	3,951,823	2,731,597	113,083	183,363	8,092,467
Changes
Increases other than from business combinations	795,114	2,781	—	10,505	—	11,325	3,342	823,067
Acquisitions through business combinations	—	—	—	—	—	—	18,036	18,036
Increases (decreases) from foreign currency translation differences, net	(248,533)	(21,014)	(28,793)	(443,320)	(850,680)	(26,004)	(8,610)	(1,626,954)
Depreciation	—	—	(6,969)	(275,444)	(194,488)	(23,311)	(11,220)	(511,432)
Impairment (losses) reversals recognized in profit or loss	—	—	—	66,988	—	—	—	66,988
Increases (decreases) from transfers and other changes	(555,758)	5,203	7,625	174,583	274,079	97,063	(2,795)	—
Increases (decreases) from transfers	(555,758)	5,203	7,625	174,583	274,079	97,063	(2,795)	—
Increases (decreases) from transfers from construction in progress	(555,758)	5,203	7,625	174,583	274,079	97,063	(2,795)	—
Disposals and removal from service	(354)	(836)	(5)	(11,016)	(6,323)	(551)	(251)	(19,336)
Disposals	—	(820)	(5)	—	—	(59)	—	(884)
Removals	(354)	(16)	—	(11,016)	(6,323)	(492)	(251)	(18,452)
Decreases to be classified as maintained to distribute to owners	—	—	—	(5,825)	—	—	—	(5,825)
Argentine hyperinflationary economy	221,193	22,045	37,959	260,229	1,246,868	8,194	—	1,796,488
Other increases (decreases)	17,849	(4)	81	(6,340)	24,962	15,290	1,490	53,328
Total changes	229,511	8,175	9,898	(229,640)	494,418	82,006	(8)	594,360
Closing balance as of December 31, 2018	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	183,355	8,686,827

Additional information on property, plants and equipment, net

a)                 Main investments

The main additions to property, plant and equipment correspond to investments in operating plants and new projects for ThUS$339,567 and ThUS$823,067 for the six-month period ended June 30, 2019 and for the year ended December 31, 2018, respectively.

In the generation business, investments in combined cycle power and hydroelectric power stations in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera, should be mentioned comprising additions for the six-month period ended June 30, 2019 for ThUS$81,411 (for the year ended December 31, 2018 investments in combined cycle and hydroelectric power stations in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera for ThUS$283,241 should be mentioned), while in the distribution business, the biggest investments carried out correspond to extensions and networks to optimize their operation in order to improve the efficiency and quality of the service level, for ThUS$251,402 for the six-month period ended June 30, 2019 (ThUS$538,025 for the year ended December 31, 2018).

The depreciation of property, plant and equipment amounted ThUS$251,551 and ThUS$203,497 for the six-month periods ended June 30, 2019 and 2018, respectively which are presented net of PIS and COFINS taxes in the Brazilian subsidiaries.

b)                 Capitalized cost

b.1)       Capitalized financial expenses

The capitalized cost for financial expenses for the six-month periods ended June 30, 2019 and 2018 amounted to ThUS$3,473 and ThUS$2,125, respectively (see Note 32). The average funding rate mainly depends on the geographic area and amounted to 7.85% and 7.6% as of June 30, 2019 and 2018, respectively.

b.2)       Capitalized personnel expenses

The capitalized cost for personnel expenses directly related to constructions in progress for the six-month periods ended June 30, 2019 and 2018 amounted to ThUS$43,714 and ThUS$50,443, respectively.

c)                  Right-of-use assets

The detail of the right-of-use assets as of June 30, 2019 corresponds to the following:

	Land	Buildings	Other Plants and Equipments	Right-of-use assets, Net
Changes in 2019	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019 before application of IFRS 16	—	1,424	181,931	183,355
Effects first application IFRS 16	3,448	50,840	17,603	71,891
Opening balance as of January 1, 2019 after application of IFRS 16	3,448	52,264	199,534	255,246
Increases (decreases) from foreign currency translation differences, net	50	973	4,455	5,478
Depreciation	(297)	(6,803)	(12,206)	(19,306)
Other increases (decreases)	121	28,936	(11,890)	17,167
Total changes	(126)	23,106	(19,641)	3,339
Closing balance as of June 30, 2019 (Unaudited)	3,322	75,370	179,893	258,585

As of June 30, 2019 and December 31, 2018, the main lease liabilities are the following:

•                     Lease contract with Banco de Crédito de Perú for a 9-year term at a fixed rate of 5.8% in US dollars and with quarterly amortizations as from March 31, 2014. This lease was signed to finance the Unit of “Cold generation reserve”. This contract qualified as a financial liability as of December 31, 2018 and June 30, 2019 by applying IAS 17 and IFRS 16, respectively.

•                     On July 21, 2016 a lease contract was signed with the Banco de Crédito de Perú has for a 5-year term at a fixed rate of 3.68% in US dollars and with quarterly amortizations as from the second half of 2018. This lease was signed to finance a compressor and a natural gas station for the Unit of “Cold generation reserve” of the Malacas thermal power plant (TG5). This contract qualified as a financial liability as of December 31, 2018 and June 30, 2019 by applying IAS 17 and IFRS 16, respectively.

•                     Lease contract entered into on December 16, 2015 with Scotiabank for a 6 and a half-year term at a fixed rate of 3.75% in US dollars and with quarterly amortizations as from September 2017. This lease was signed to finance the new TG-6 turbine for the Malacas thermal power plant (TG6). This contract qualified as a financial liability as of December 31, 2018 and June 30, 2019 by applying IAS 17 and IFRS 16, respectively.

•                     In addition, during the first half of 2019 and as a consequence of the application of IFRS 16 (see Notes 2.2.a.i and 3.f), the Group recognized as of January 1, 2019 rights of use assets, in the amounts of ThUS$71,891 enabling it to use properties, plants and equipment.

The present value of the future payments resulting from said contracts is the following:

	6-30-2019 (Unaudited)			12-31-2018
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Less than one year	92,399	7,154	85,245	39,300	3,633	35,667
From one to two years	47,387	7,374	40,013	56,641	5,031	51,610
From two to three years	24,971	5,274	19,697	22,813	2,026	20,787
From three to four years	23,724	3,929	19,795	11,518	1,895	9,623
From four to five years	9,117	2,330	6,786	3,727	1,143	2,584
More than five years	16,203	3,203	13,000	2,662	960	1,702
Total	213,801	29,264	184,536	136,661	14,688	121,973

d)                 Short-term and low value lease

The consolidated income statement for the six-month period ended June 30, 2019 includes expenses of ThUS$2,420, related to short-term lease payments, ThUS$536 related to low value lease assets and ThUS$2,253 related to variable portion lease payments, that are exempted from the application of IFRS 16 (see Notes 2.2.a.i. and 3.f). For the six month ended June 30, 2018, the amount recorded in profit or loss was ThUS$13,562, from the lease contracts of assets qualified as operating leases according to IAS 17.

As of June 30, 2019 the total future short-term lease and low value asstes payments under those contracts are as follows:

6-30-2019 (Unaudited)
ThUS$
Less than one year	919
From one to two years	611
From two to three years	502
From three to four years	498
From four to five years	498
More than five years	680
Total	3,708

e)              Other information

i)                     As of June 30, 2019, the Group had contractual commitments for the acquisition of property, plants and equipment amounting to ThUS$691,872 (ThUS$440,385 as of December 31, 2018).

ii)                  As of June 30, 2019, the Group had property, plants and equipment pledged as security for liabilities for ThUS$74,798 (ThUS$7,692 as of December 31, 2018) (see Note 34.1).

iii)               The Company and its foreign subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a EUR1,000 million (ThUS$1,137,200) limit in the case of generating companies and a EUR50 million (ThUS$56,860) limit for distribution companies, including business interruption coverage. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a EUR500 million (ThUS$568) limit. The premiums associated with these policies are presented proportionally for each company under the line item “Prepaid expenses”.

iv)              The Argentine subsidiary, Empresa Distribuidora Sur S.A., has its financial equilibrium seriously affected by the delay in the compliance with certain points of the Acta de Acuerdo agreement signed with the Argentine Government, particularly the twice-yearly rate adjustments recognized through the cost-monitoring mechanism (MMC) and the establishment of a Comprehensive Rate Review (RTI in its Spanish acronym) as provided for in this agreement.

At the end of 2011, the Group recognized an impairment loss in property, plants and equipment from Empresa Distribuidora Sur S.A. As of December 31, 2017, the amount was completely reversed for ThUS$54,819 (see Note 3.e).

v)                 In Enel Generación Costanera, as a result of the application of IAS 29 - Financial Information in Hyperinflationary Economies (see Note 7), the book value of property, plant and equipment as of January 1, 2018 exceeded its recoverable value, which resulted in a deterioration of ThUS$162,274 (equivalent to ThARS3,102,739 at the exchange rate of that date). At the end of fiscal year 2018, Enel Generación Costanera recorded a partial reversal of the aforementioned impairment of ThUS$70,513 (equivalent to ThARS2,656,082 at the exchange rate at the end of 2018), which was recognized in the results for the year, mainly as a result of the positive impact that the depreciation of the Argentine peso had on the company’s income (revenues are denominated in U.S. dollars).

19.           INCOME TAX AND DEFERRED TAXES

a)                 Income taxes

The following table presents the components of the income tax expense/(benefit) recognized in the consolidated statement of comprehensive income for the six-month periods ended June 30, 2019 and 2018:

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThUS$	ThUS$
Current income tax	(386,914)	(385,147)
Tax benefit from tax losses, tax credits or temporary differences not previously recognized for the current period (current tax credits and/or benefits)	2,652	8,378
Adjustments to current tax from the previous period	27,101	10,967
Other current tax benefit / (expense)	(3,093)	(5,817)

Current tax expense, net	(360,254)	(371,619)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	(12,788)	(2,071)
Adjustments to deferred taxes from the previous period	(754)	47
Total deferred tax benefit / (expense)	(13,542)	(2,024)

Income tax expense, continuing operations	(373,796)	(373,643)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recognized in the consolidated statement of comprehensive income for the  six-month periods ended June 30, 2019 and 2018:

		6-30-2019 (Unaudited)		6-30-2018 (Unaudited)
Reconciliation of Tax Expense	Tax Rate	ThUS$	Tax Rate	ThUS$

ACCOUNTING INCOME BEFORE TAX		1,201,260		1,034,123

Total tax income (expense) using statutory rate	(27.00)%	(324,338)	(27.00)%	(279,211)
Tax effect of rates applied in other countries	(4.86)%	(58,384)	(6.80)%	(70,285)
Tax effect of non-taxable operations and benefits from tax losses and tax credits	8.81%	105,796	1.87%	19,345
Tax effect of non-tax-deductible expenses	(10.26)%	(123,217)	(5.27)%	(54,506)
Tax effect of adjustments to taxes in previous periods	2.26%	27,101	1.06%	10,967
Adjustments for prior periods deferred taxes	(0.06)%	(754)	0.00%	47
Total adjustments to tax expense using statutory rate	(4.12)%	(49,458)	(9.13)%	(94,432)

Income tax benefit (expense), continuing operations	(31.12)%	(373,796)	(36.13)%	(373,643)

The main temporary differences are described below.

b)                 Deferred taxes

The table below shows the balances of the deferred tax assets and liabilities presented in the consolidated statement of financial position at June 30, 2019 and December 31, 2018:

	June 30, 2019 (Unaudited)		December 31, 2018
	Assets	Liabilities	Assets	Liabilities
Assets/(Liabilities) for Deferred Taxes	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	28,611	(531,577)	12,514	(362,295)
Amortizations	6,895	(24,266)	7,206	(24,400)
Obligations for post-employment benefits	376,869	(154)	374,105	(154)
Revaluations of financial instruments	966	(12,046)	3,290	(8,364)
Tax loss	504,714	—	258,589	—
Provisions	557,846	(201,327)	803,708	(210,459)
Provision for Civil Contingencies	122,287	—	256,544	—
Provision Contingencies Workers	28,973	—	32,360	—
Provision uncontainable accounts	177,479	—	235,875	—
Provision of Human Resources accounts	7,876	—	14,730	—
Financial assets IFRIC 12	—	(181,799)	—	(196,683)
Other Provisions	221,231	(19,528)	264,199	(13,776)
Other Deferred Taxes	163,235	(1,047,143)	271,041	(1,237,814)
Amortization PPA - CELG	—	(683,698)	—	(682,399)
Monetary Correction - Argentina	—	(256,250)	—	(265,047)
Other Deferred Taxes	163,235	(107,195)	271,041	(290,368)
Deferred taxes Assets/(Liabilities) before compensation	1,639,136	(1,816,513)	1,730,453	(1,843,486)
Compensation deferred taxes Assets/Liabilities	(1,192,106)	1,192,106	(1,297,416)	1,297,416
Deferred taxes Assets/(Liabilities) after compensation	447,030	(624,407)	433,037	(546,070)

The origin and changes in deferred tax assets and liabilities as of June 30, 2019 and December 31, 2018 are as follows:

		Movements
	Net balance as of January 1, 2019	Recognized in profit or loss	Recognized in comprehensive income	Foreign currency translation difference	Other increases (decreases)	Net balance as of June 30, 2019 (Unaudited)
Deferred Taxes Assets/(Liabilities)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(349,781)	(25,056)	—	17,337	(145,466)	(502,966)
Amortizations	(17,194)	68	—	(245)	—	(17,371)
Obligations for post-employment benefits	373,951	(6,256)	—	6,389	2,631	376,715
Revaluations of financial instruments	(5,074)	2,781	(3,433)	(156)	(5,198)	(11,080)
Tax loss	258,589	153,604	—	5,850	86,671	504,714
Provisions	593,249	(164,078)	—	(871)	(71,781)	356,519
Provision for Civil Contingencies	256,544	(132,335)	—	2,788	(4,710)	122,287
Provision Contingencies Workers	32,360	872	—	400	(4,659)	28,973
Provision for doubtful trade accounts	235,875	24,471	—	1,104	(83,971)	177,479
Provision of Human Resources accounts	14,730	(7,013)	—	159	—	7,876
Financial assets IFRIC 12	(196,683)	(14,062)	—	(2,409)	31,355	(181,799)
Other Provisions	250,423	(36,011)	—	(2,913)	(9,796)	201,703
Other Deferred Taxes	(966,773)	25,395	—	(9,491)	66,961	(883,908)
Amortization PPA - (Enel Distribución Goias and Sao Paulo)	(682,399)	8,383	—	(9,682)	—	(683,698)
Monetary Correction - Argentina	(265,047)	4,783	—	200	3,814	(256,250)
Other Deferred Taxes	(19,327)	12,229	—	(9)	63,147	56,040
Deferred Taxes Assets/(Liabilities)	(113,033)	(13,542)	(3,433)	18,813	(66,182)	(177,377)

	Net balance as of	Effects first	Net balance as of January 1, 2018	Movements
Deferred Taxes Assets/(Liabilities)	January 1, 2018 before the application of IFRS 9	application IFRS 9 and IFRS 15 and IAS 29	after application of IFRS 9 and IFRS 15 and IAS 29 ThUS$	Recognized in profit or loss ThUS$	Recognized in comprehensive income ThUS$	Acquisitions Through Business Combinations ThUS$	Foreign currency translation difference ThUS$	Other increases (decreases) ThUS$	Net balance as of December 31, 2018 ThUS$
Depreciations	(332,221)	26	(332,195)	(25,314)	—	—	27,654	(19,926)	(349,781)
Amortizations	(20,766)	—	(20,766)	145	—	—	2,937	490	(17,194)
Obligations for post-employment benefits	83,769	—	83,769	1,362	59,036	262,299	(31,463)	(1,052)	373,951
Revaluations of financial instruments	3,278	—	3,278	(8,149)	1,103	—	(85)	(1,221)	(5,074)
Tax loss				274,706	—	—	(16,117)	—	258,589
Provisions	144,318	5,626	149,944	120,906	—	340,549	(70,557)	52,407	593,249
Provision for Civil Contingencies	46,147	—	46,147	7,183	—	218,400	(14,989)	(197)	256,544
Provision Contingencies Workers	33,669	—	33,669	(705)	—	—	(540)	(64)	32,360
Provision for doubtful trade accounts	99,420	5,626	105,046	111,533	—	34,765	(15,218)	(251)	235,875
Provision of Human Resources accounts	4,782	—	4,782	6,685	—	4,028	(870)	105	14,730
Financial assets IFRIC 12	(119,729)	—	(119,729)	(30,739)	—	(54,965)	7,689	1,061	(196,683)
Other Provisions	80,029	—	80,029	26,949	—	138,321	(46,629)	51,753	250,423
Other Deferred Taxes	(133,318)	(302,459)	(435,777)	(130,901)	5	(542,490)	216,005	(73,615)	(966,773)
Amortization PPA - CELG	(134,830)	—	(134,830)	12,105	—	(616,685)	54,726	2,285	(682,399)
Monetary Correction - Argentina	(2,883)	(302,459)	(305,342)	(111,518)	—	—	151,813	—	(265,047)
Other Deferred Taxes	4,395	—	4,395	(31,488)	5	74,195	9,466	(75,900)	(19,327)
Deferred Taxes Assets/(Liabilities)	(254,940)	(296,807)	(551,747)	232,755	60,144	60,358	128,374	(42,917)	(113,033)

Recovery of deferred tax assets will depend on whether sufficient taxable profits are obtained in the future. The Company’s management believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

c)                  As of June 30, 2019, the Group has not recognized deferred tax assets related to tax losses carry forward for ThUS$31,608 (ThUS$26,244 as of December 31, 2018) (see Note 3.p).

The Group has not recognized deferred tax liabilities for taxable temporary differences relating to investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of June 30, 2019, the aggregate amount of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized were ThUS$3,197,020 (ThUS$2,553,012 as of December 31, 2018). On the other hand, the total amount of deductible temporary differences relating to investments in subsidiaries and joint ventures for which as of June 30, 2019, it is probable that will not reverse in the foreseeable future or there will be not sufficient taxable profits in the future to recover such temporary differences were, ThUS$2,400,895 (ThUS$2,487,133 as of December 31, 2018).

The Group companies are potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired, audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The following table presents a summary of tax years potentially subject to examination:

Country	Period
Chile	2016-2018
Argentina	2014-2018
Brazil	2014-2018
Colombia	2016-2018
Peru	2015-2018

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, the Company’s Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the Group companies’ future results.

The effects of deferred taxes on the components of other comprehensive income attributable to both controlling and non-controlling interests for the six-month periods ended June 30, 2019 and 2018, are as follows:

	June 30, 2019 (Unaudited)			June 30, 2018 (Unaudited)
	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax
Effects of Deferred Tax on the Components of Other	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Financial Assets measured at fair value with changes in other comprehensive income	(607)	—	(607)	(357)	—	(357)
Cash flow hedges	123	(111)	12	2,479	(59)	2,420
Foreign currency translation	(8,231)	—	(8,231)	(735,283)	—	(735,283)

Components of other comprehensive income	(8,715)	(111)	(8,826)	(733,161)	(59)	(733,220)

The movements in deferred taxes for the components of other comprehensive income for the six-month periods ended June 30, 2019 and 2018, are as follows:

Reconciliation of changes in deferred taxes of components of other	June 30, 2019 (Unaudited)	June 30, 2018 (Unaudited)
comprehensive income	ThUS$	ThUS$

Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	(3,433)	90
Income tax of changes in cash flow hedge transactions	3,322	(149)
Total income tax relating to components of other comprehensive income	(111)	(59)

d)                 In Colombia, Law No. 1943 of 2018 modified the income tax rate from the taxable year of 2019 defining the following rates: year 2019 33%, year 2020 32%, year 2021 31%, year 2022 and following 30%. This affects the taxable income obtained during each year. The effect of temporary differences involving the payment of a lower or higher income tax in the current year is accounted as deferred tax credit or debit, respectively, at the tax rates when differences are reversed (33% for 2019, 32% for 2020, 31% for 2021 and 30% as from 2022), provided that there are reasonable expectations that such differences will be reversed in the future and also for the assets, which at that time should be generating sufficient taxable income.

As a result of this increase in rates, the Colombian subsidiaries recognized as of December 31, 2018 variations in their deferred tax assets and liabilities. The net charge to results amounted to ThUS$ 4,662.

20.       OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of June 30, 2019 and December 31, 2018, is as follows:

	June 30, 2019 (Unaudited)		December 31, 2018
	Current	Non-Current	Current	Non-Current
Other Financial Liabilities	ThUS$	ThUS$	ThUS$	ThUS$

Interest-bearing borrowings	1,556,929	5,406,185	1,642,504	4,621,855
Hedging derivatives (*)	5,235	—	5,595	13
Non-hedging derivatives (**)	4,814	—	—	—

Total	1,566,978	5,406,185	1,648,099	4,621,868

(*)         See Note 22.2.a.

(**)  See Note 22.2.b.

a.                       Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019 (Unaudited)		December 31, 2018
	Current	Non-Current	Current	Non-Current
Classes of Interest-Bearing Borrowings	ThUS$	ThUS$	ThUS$	ThUS$

Secured bank loans	495,638	938,611	358,314	551,948
Unsecured bank loans	516,860	41,835	683,339	302,308
Unsecured obligations	342,904	3,498,847	441,946	2,626,127
Secured obligations	68,178	703,574	67,805	922,721
Leases liabilities	85,245	99,291	35,667	86,306
Other obligations	48,104	124,027	55,433	132,445

Total	1,556,929	5,406,185	1,642,504	4,621,855

Bank loans by currency and contractual maturity as of June 30, 2019 and December 31, 2018 are as follows:

•                     Summary of bank loans by currency and maturity

					Current			Non-Current
					Maturity			Maturity					Total Non-
						Three to	Total Current						Current
		Effective	Nominal		One to three	twelve	6-30-2019	One to two	Two to	Three to	Four to	More than	6-30-2019
		Interest	Interest	Secured /	months	months	(Unaudited)	years	three years	four years	five years	five years	(Unaudited)
Country	Currency	Rate	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	4.99%	3.33%	Unsecured	—	352,204	352,204	—	—	—	—	—	—
Chile	Ch$	6.00%	6.00%	Unsecured	1	—	1	—	—	—	—	—	—
Perú	PEN	4.16%	4.10%	Unsecured	—	—	—	22,756	—	—	—	—	22,756
Argentina	ARS	0.50%	0.50%	Unsecured	96	—	96	—	—	—	—	—	—
Brazil	US$	4.87%	4.71%	Secured	12,217	365,244	377,461	300,044	181,147	—	2,784	—	483,975
Brazil	BRL	9.18%	8.72%	Secured	50,138	58,572	108,710	239,127	75,732	49,148	15,114	42,678	421,799
Brazil	US$	0.00%	0.00%	Unsecured	—	—	—	—	—	—	—	—	—
Brazil	BRL	7.82%	7.63%	Unsecured	44,716	19,627	64,343	—	—	—	—	—	—
Colombia	COP	6.13%	6.04%	Secured	—	9,467	9,467	9,382	9,382	9,382	4,691	—	32,837
Colombia	COP	5.87%	5.73%	Unsecured	2,000	98,216	100,216	8,313	6,680	1,066	1,066	1,954	19,079

Total					109,168	903,330	1,012,498	579,622	272,941	59,596	23,655	44,632	980,446

					Current			Non-Current
					Maturity			Maturity
						Three to							Total Non-
		Effective	Nominal		One to three	twelve	Total Current	One to two	Two to	Three to	Four to	More than	Current
		Interest	Interest	Secured /	months	months	12-31-2018	years	three years	four years	five years	five years	12-31-2018
Country	Currency	Rate	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	4.99%	3.36%	Unsecured	—	352,387	352,387	—	—	—	—	—	—
Chile	Ch$	6.00%	6.00%	Unsecured	1	—	1	—	—	—	—	—	—
Perú	US$	3.52%	3.40%	Unsecured	424	—	424	—	—	—	—	—	—
Perú	PEN	3.78%	3.75%	Unsecured	35	25,857	25,892	—	22,192	—	—	—	22,192
Brazil	US$	4.36%	4.35%	Secured	7,818	303,104	310,922	271,452	203,283	—	—	—	474,735
Brazil	BRL	8.36%	8.20%	Secured	34,829	3,229	38,058	8,145	11,471	11,677	7,728	1,239	40,260
Brazil	US$	5.36%	5.35%	Unsecured	76,156	—	76,156	—	—	—	—	2,776	2,776
Brazil	BRL	8.84%	8.79%	Unsecured	41,402	89,825	131,227	83,115	74,681	41,167	11,582	36,462	247,007
Colombia	COP	6.37%	6.27%	Secured	—	9,334	9,334	4,619	9,238	9,238	9,238	4,620	36,953
Colombia	COP	6.21%	6.06%	Unsecured	66,549	30,703	97,252	28,604	1,729	—	—	—	30,333

Total					227,214	814,439	1,041,653	395,935	322,594	62,082	28,548	45,097	854,256

•                     Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of June 30, 2019 was ThUS$1,937,345 (ThUS$1,856,032 as of December 31, 2018). The borrowings have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques (see Note 3.h).

•                     Identification of bank borrowings by company

											June 30, 2019 (Unaudited)
											Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective	Nominal			Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate	Amortization	Secured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ITAU BBA INTERNATIONAL PLC	United Kingdom	US$	4.39%	4.38%	At Maturity	Yes	1,556	—	1,556	—	76,470	—	—	—	76,470
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK TRADE 51301 (II)	U.S.A	US$	3.89%	3.88%	At Maturity	Yes	18	—	18	98,247	—	—	—	—	98,247
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNP PARIBAS 4131	U.S.A	US$	8.78%	7.14%	At Maturity	Yes	3,445	—	3,445	—	104,677	—	—	—	104,677
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2011 FINAME	Brazil	BRL	8.96%	8.70%	Monthly	Yes	679	1,990	2,669	2,653	—	—	—	—	2,653
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012 FINAME	Brazil	BRL	3.09%	3.00%	Monthly	Yes	549	1,621	2,170	2,161	2,161	1,981	—	—	6,303
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-A	Brazil	BRL	9.78%	9.44%	Monthly	Yes	1,613	4,782	6,395	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-B	Brazil	BRL	10.82%	10.44%	Monthly	Yes	1,616	4,782	6,398	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-F	Brazil	BRL	6.87%	6.64%	Monthly	Yes	35	103	138	69	—	—	—	—	69
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014 FINAME	Brazil	BRL	9.65%	9.50%	Monthly	Yes	320	906	1,226	1,208	1,208	1,208	604	—	4,228
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014-A	Brazil	BRL	9.84%	9.78%	Monthly	Yes	2,005	5,831	7,836	7,775	3,887	—	—	—	11,662
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014-B	Brazil	BRL	10.08%	9.74%	Monthly	Yes	2,508	7,451	9,959	9,935	4,967	—	—	—	14,902
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A1- ITAÚ (IPCA)	Brazil	BRL	14.52%	14.52%	Quarterly	Yes	13,389	—	13,389	8,906	8,906	8,906	—	—	26,718
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B1- ITAÚ (TJLP)	Brazil	BRL	11.01%	10.79%	Monthly	Yes	1,520	4,369	5,889	5,826	5,826	970	—	—	12,622
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C1- ITAÚ (TJLP)	Brazil	BRL	11.01%	10.79%	Monthly	Yes	349	1,004	1,353	1,339	1,339	223	—	—	2,901
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A2- BRADESCO (IPCA)	Brazil	BRL	13.66%	11.27%	Quarterly	Yes	8,432	—	8,432	5,703	5,703	5,703	—	—	17,109
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B2- BRADESCO (TJLP)	Brazil	BRL	11.01%	10.79%	Monthly	Yes	973	2,796	3,769	3,729	3,729	621	—	—	8,079
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C2- BRADESCO (TJLP)	Brazil	BRL	11.01%	10.79%	Monthly	Yes	224	643	867	857	857	143	—	—	1,857
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A3- SANTANDER (IPCA)	Brazil	BRL	14.53%	12.02%	Quarterly	Yes	6,275	—	6,275	4,096	4,096	4,096	—	—	12,288
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B3- SANTANDER (TJLP)	Brazil	BRL	11.01%	10.79%	Monthly	Yes	699	2,010	2,709	2,680	2,680	447	—	—	5,807
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C3- SANTANDER (TJLP)	Brazil	BRL	11.01%	10.79%	Monthly	Yes	161	462	623	616	616	103	—	—	1,335
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.05%	4.94%	Bi-Annually	No	—	5,251	5,251	5,212	5,212	—	—	—	10,424
Foreign	Codensa	Colombia	Foreign	Banco de Bogota S.A.	Colombia	COP	5.50%	5.36%	Monthly	No	21	—	21	178	1,066	1,066	1,066	1,954	5,330
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	COP	6.69%	6.49%	Quarterly	No	198	3	201	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	COP	6.64%	6.44%	Quarterly	No	386	391	777	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.29%	5.17%	Quarterly	No	76	153	229	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.29%	5.17%	Quarterly	No	65	131	196	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.17%	5.05%	Quarterly	No	35	70	105	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.29%	5.17%	Quarterly	No	125	379	504	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.29%	5.17%	Quarterly	No	81	246	327	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.26%	5.14%	Quarterly	No	78	234	312	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.92%	5.76%	Quarterly	No	198	598	796	506	—	—	—	—	506
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.95%	5.79%	Quarterly	No	96	296	392	319	—	—	—	—	319
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.95%	5.79%	Quarterly	No	147	448	595	489	—	—	—	—	489
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	COP	6.35%	6.18%	Quarterly	No	494	1,510	2,004	1,609	402	—	—	—	2,011
Foreign	Codensa	Colombia	Foreign	MUFG BANK, LTD	Japan	COP	9.01%	8.82%	At Maturity	No	—	25,460	25,460	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	MUFG BANK, LTD	Japan	COP	5.33%	5.23%	At Maturity	No	—	63,046	63,046	—	—	—	—	—	—
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Línea sobregiro	Argentina	ARS	1.00%	1.00%	Annually	No	9	—	9	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BB AGRO)	Brazil	BRL	6.99%	6.85%	Annually	No	192	19,627	19,819	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 A	Brazil	BRL	9.78%	9.44%	Monthly	Yes	892	2,644	3,536	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 B	Brazil	BRL	10.82%	10.44%	Monthly	Yes	893	2,644	3,537	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 F	Brazil	BRL	6.87%	6.64%	Monthly	Yes	17	49	66	33	—	—	—	—	33
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 FINAME	Brazil	BRL	3.09%	3.00%	Monthly	Yes	274	809	1,083	1,079	1,079	1,079	—	—	3,237
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 A	Brazil	BRL	10.08%	9.74%	Monthly	Yes	1,196	3,478	4,674	4,637	2,319	—	—	—	6,956
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 B	Brazil	BRL	9.84%	9.78%	Monthly	Yes	1,472	4,372	5,844	5,828	2,914	—	—	—	8,742
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 FINAME	Brazil	BRL	9.65%	9.50%	Monthly	Yes	149	424	573	565	565	565	282	—	1,977
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND D)	Brazil	US$	3.76%	3.75%	At Maturity	Yes	8	—	8	—	—	—	1,144	—	1,144
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND P)	Brazil	US$	6.38%	6.37%	At Maturity	Yes	21	—	21	—	—	—	1,640	—	1,640
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	6.62%	4.99%	Monthly	Yes	760	976	1,736	5,857	5,857	5,857	5,857	22,451	45,879
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	6.60%	4.99%	Monthly	Yes	676	879	1,555	5,277	5,277	5,277	5,277	20,227	41,335
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	COP	6.13%	6.04%	Bi-Annually	Yes	—	9,467	9,467	9,382	9,382	9,382	4,691	—	32,837
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	BNP Paribas	U.S.A	US$	3.27%	3.23%	At Maturity	Yes	1,215	263,681	264,896	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Credito del Peru	Perú	PEN	4.16%	4.10%	At Maturity	No	—	—	—	22,756	—	—	—	—	22,756
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CONTA GARANTIDA BRADESCO	Brazil	BRL	9.18%	9.17%	At Maturity	No	64	—	64	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CONTA GARANTIDA ABC	Brazil	BRL	8.94%	8.21%	At Maturity	No	15,712	—	15,712	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CONTA GARANTIDA ALFA	Brazil	BRL	7.33%	7.33%	At Maturity	No	26,177	—	26,177	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0720L401	United Kingdom	US$	4.18%	4.17%	At Maturity	Yes	1,484	—	1,484	75,836	—	—	—	—	75,836
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0820L401	United Kingdom	US$	4.15%	4.14%	At Maturity	Yes	1,364	—	1,364	95,405	—	—	—	—	95,405
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0221L401	United Kingdom	US$	4.79%	4.78%	At Maturity	Yes	532	—	532	30,556	—	—	—	—	30,556
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0718L401	United Kingdom	US$	5.37%	5.36%	At Maturity	Yes	1,990	40,471	42,461	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNDES -FINAME CAPITAL DE GIRO	Brazil	BRL	10.09%	9.02%	Quarterly	Yes	334	707	1,041	8,487	8,487	8,487	—	—	25,461
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CITIBANK 4131	U.S.A	BRL	4.48%	4.47%	At Maturity	Yes	995	—	995	146,748	—	—	—	—	146,748
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP Paribas NY	U.S.A	US$	4.99%	3.33%	At Maturity	No	—	105,000	105,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Citibank N.A	U.S.A	US$	4.99%	3.33%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Credit Agricole CIB	U.S.A	US$	4.99%	3.33%	At Maturity	No	—	37,204	37,204	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMorgan Chase Bank	U.S.A	US$	4.99%	3.33%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Sumitomo Mitsui Banking	U.S.A	US$	4.99%	3.33%	At Maturity	No	—	70,000	70,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Societe Generale	U.S.A	US$	4.99%	3.33%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA New York Branch	U.S.A	US$	4.99%	3.33%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	97036000-k	Linea sobregiro (banco santander)	Chile	Ch$	6.00%	6.00%	At Maturity	No	1	—	1	—	—	—	—	—	—
Foreign	Enel Generación Fortaleza	Brazil	Foreign	Banco Citibank	U.S.A	US$	4.66%	4.65%	At Maturity	Yes	584	61,092	61,676	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	5ª Nota Promissória	Brazil	BRL	6.66%	6.60%	At Maturity	No	2,571	—	2,571	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 1º Protocolo	Brazil	BRL	4.00%	4.00%	Monthly	Yes	401	665	1,066	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 2º Protocolo	Brazil	BRL	5.72%	5.72%	Monthly	Yes	732	2,175	2,907	3,063	3,259	3,482	3,094	—	12,898
Foreign	EDESUR	Argentina	Foreign	Bancos - intereses	Argentina	ARS	0.00%	0.00%	Monthly	No	87	—	87	—	—	—	—	—	—
				Totales							109,168	903,330	1,012,498	579,622	272,941	59,596	23,655	44,632	980,446

											31/12/2018
											Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective	Nominal			Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate	Amortization	Secured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brasil	Extranjero	Banco Santander	Chile	US$	5.03%	5.02%	At Maturity	No	76,126	—	76,126	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brasil	Extranjero	CITIBANK TRADE 53543 (III)	U.S.A	US$	1.91%	1.90%	At Maturity	Si	31	37,119	37,150	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ITAU BBA INTERNATIONAL PLC	United Kingdom	US$	4.81%	4.80%	At Maturity	Yes	1,583	—	1,583	—	75,601	—	—	—	75,601
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK TRADE 51301 (II)	U.S.A	US$	3.77%	3.76%	At Maturity	Yes	31	—	31	—	97,220	—	—	—	97,220
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2011 FINAME	Brazil	BRL	8.84%	8.70%	Monthly	Yes	675	1,962	2,637	2,616	1,308	—	—	—	3,924
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012 FINAME	Brazil	BRL	3.04%	3.00%	Monthly	Yes	543	1,598	2,141	2,130	2,130	2,130	888	—	7,278
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-A	Brazil	BRL	9.69%	9.45%	Monthly	Yes	1,598	4,700	6,298	3,134	—	—	—	—	3,134
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-B	Brazil	BRL	10.71%	10.45%	Monthly	Yes	1,601	4,700	6,301	3,134	—	—	—	—	3,134
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-F	Brazil	BRL	6.82%	6.65%	Monthly	Yes	34	101	135	135	—	—	—	—	135
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014 FINAME	Brazil	BRL	9.51%	9.50%	Monthly	Yes	319	893	1,212	1,191	1,191	1,191	1,191	—	4,764
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014-A	Brazil	BRL	9.99%	9.75%	Monthly	Yes	1,988	5,732	7,720	7,642	7,642	—	—	—	15,284
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014-B	Brazil	BRL	9.88%	9.87%	Monthly	Yes	2,407	7,126	9,533	9,501	9,501	—	—	—	19,002
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A1- ITAÚ (IPCA)	Brazil	BRL	13.22%	13.21%	Quarterly	Yes	3,180	8,546	11,726	8,546	8,546	8,546	—	—	25,638
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B1- ITAÚ (TJLP)	Brazil	BRL	10.91%	10.80%	Monthly	Yes	1,510	4,295	5,805	5,727	5,727	3,818	—	—	15,272
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C1- ITAÚ (TJLP)	Brazil	BRL	10.93%	10.80%	Monthly	Yes	347	987	1,334	1,316	1,316	877	—	—	3,509
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A2- BRADESCO (IPCA)	Brazil	BRL	12.69%	12.68%	Quarterly	Yes	1,959	5,472	7,431	5,472	5,472	5,472	—	—	16,416
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B2- BRADESCO (TJLP)	Brazil	BRL	10.91%	10.80%	Monthly	Yes	966	2,749	3,715	3,665	3,665	2,443	—	—	9,773
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C2- BRADESCO (TJLP)	Brazil	BRL	10.93%	10.80%	Monthly	Yes	222	632	854	842	842	561	—	—	2,245
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A3- SANTANDER (IPCA)	Brazil	BRL	12.69%	12.68%	Quarterly	Yes	1,408	3,933	5,341	3,933	3,933	3,933	—	—	11,799
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B3- SANTANDER (TJLP)	Brazil	BRL	10.91%	10.80%	Monthly	Yes	694	1,976	2,670	2,634	2,634	1,756	—	—	7,024
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C3- SANTANDER (TJLP)	Brazil	BRL	10.92%	10.80%	Monthly	Yes	160	454	614	605	605	404	—	—	1,614
Foreign	Codensa	Colombia	Extranjero	THE BANK OF TOKYO	Japan	COP	8.49%	8.32%	At Maturity	No	63,094	—	63,094	—	—	—	—	—	—
Foreign	Codensa	Colombia	Extranjero	THE BANK OF TOKYO	Japan	COP	9.01%	8.82%	At Maturity	No	244	24,943	25,187	24,942	—	—	—	—	24,942
Foreign	Codensa	Colombia	Foreign	Banco de Bogota S.A.	Colombia	COP	6.90%	6.69%	Monthly	No	753	—	753	—	—	—	—	—	—
Foreign	Codensa	Colombia	Extranjero	Banco AV Villas	Colombia	COP	6.49%	6.30%	Quarterly	No	384	—	384	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	COP	6.55%	6.36%	Quarterly	No	200	385	585	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	COP	6.60%	6.40%	Quarterly	No	386	1,132	1,518	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.15%	5.03%	Quarterly	No	79	225	304	67	—	—	—	—	67
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.24%	5.12%	Quarterly	No	66	193	259	57	—	—	—	—	57
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.28%	5.16%	Quarterly	No	35	105	140	31	—	—	—	—	31
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.15%	5.03%	Quarterly	No	134	379	513	220	—	—	—	—	220
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.24%	5.12%	Quarterly	No	85	248	333	144	—	—	—	—	144
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.32%	5.20%	Quarterly	No	80	237	317	138	—	—	—	—	138
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.98%	5.82%	Quarterly	No	206	605	811	655	164	—	—	—	819
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.81%	5.66%	Quarterly	No	108	293	401	310	155	—	—	—	465
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.90%	5.75%	Quarterly	No	158	449	607	476	238	—	—	—	714
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	COP	6.30%	6.13%	Quarterly	No	537	1,509	2,046	1,564	1,172	—	—	—	2,736
Foreign	Chinango S.A.C.	Perú	Extranjero	Bank Of Nova Scotia	Perú	US$	3.52%	3.40%	Quarterly	No	424	—	424	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brasil	Extranjero	Banco Itaú CCB	Brazil	BRL	10.01%	10.00%	Annually	No	13,146	—	13,146	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BB AGRO)	Brazil	BRL	7.00%	6.93%	Annually	No	173	19,351	19,524	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brasil	Extranjero	Banco do Nordeste	Brazil	BRL	10.01%	10.00%	Monthly	No	1,374	—	1,374	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brasil	Extranjero	Banco Itaú (Nota Promissória)	Brazil	BRL	6.80%	6.79%	At Maturity	No	2,041	—	2,041	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 A	Brazil	BRL	9.69%	9.45%	Monthly	Yes	883	2,598	3,481	1,732	—	—	—	—	1,732
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 B	Brazil	BRL	10.71%	10.45%	Monthly	Yes	885	2,598	3,483	1,732	—	—	—	—	1,732
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 F	Brazil	BRL	6.82%	6.65%	Monthly	Yes	16	48	64	65	—	—	—	—	65
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 FINAME	Brazil	BRL	3.04%	3.00%	Monthly	Yes	271	797	1,068	1,064	1,063	1,063	532	—	3,722
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 A	Brazil	BRL	9.99%	9.75%	Monthly	Yes	1,186	3,419	4,605	4,558	4,558	—	—	—	9,116
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 B	Brazil	BRL	9.88%	9.87%	Monthly	Yes	1,412	4,182	5,594	5,574	5,574	—	—	—	11,148
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 FINAME	Brazil	BRL	9.51%	9.50%	Monthly	Yes	149	418	567	557	557	557	557	—	2,228
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND D)	Brazil	US$	3.76%	3.75%	At Maturity	Yes	9	—	9	—	—	—	—	1,141	1,141
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND P)	Brazil	US$	7.05%	7.04%	At Maturity	Yes	21	—	21	—	—	—	—	1,635	1,635
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	6.34%	6.33%	Monthly	Yes	137	300	437	3,009	4,513	4,513	4,513	19,555	36,103
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	6.34%	6.33%	Monthly	Yes	118	259	377	2,601	3,903	3,902	3,902	16,908	31,216
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	COP	6.37%	6.27%	Bi-Annually	Yes	—	9,334	9,334	4,619	9,238	9,238	9,238	4,620	36,953
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	BNP Paribas	U.S.A	US$	3.63%	3.63%	At Maturity	Yes	1,249	265,985	267,234	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Credito del Peru	Perú	PEN	4.16%	4.10%	At Maturity	No	35	—	35	—	22,192	—	—	—	22,192
Foreign	Enel Perú S.A.	Perú	Extranjero	Banco Scotiabank	Perú	PEN	3.40%	3.40%	At Maturity	No	—	25,857	25,857	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0720L401	United Kingdom	US$	4.63%	4.62%	At Maturity	Yes	1,522	—	1,522	75,601	—	—	—	—	75,601
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0820L401	United Kingdom	US$	4.60%	4.59%	At Maturity	Yes	1,391	—	1,391	95,108	—	—	—	—	95,108
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0221L401	United Kingdom	US$	5.46%	5.45%	At Maturity	Yes	542	—	542	—	30,462	—	—	—	30,462
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0718L401	United Kingdom	US$	5.77%	5.76%	At Maturity	Yes	909	—	909	40,345	—	—	—	—	40,345
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNDES -FINAME CAPITAL DE GIRO	Brazil	BRL	10.06%	9.61%	Quarterly	Yes	167	—	167	4,965	8,368	8,368	4,184	—	25,885
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CITIBANK 4131	U.S.A	BRL	7.41%	7.40%	At Maturity	Yes	33,561	—	33,561	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP Paribas NY	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	105,000	105,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Citibank N.A	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Credit Agricole CIB	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	37,387	37,387	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMorgan Chase Bank	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Sumitomo Mitsui Banking	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	70,000	70,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Societe Generale	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA New York Branch	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	97036000-k	Linea sobregiro (banco santander)	Chile	Ch$	6.00%	6.00%	At Maturity	No	1	—	1	—	—	—	—	—	—
Foreign	Enel Generación Fortaleza	Brazil	Foreign	Banco Citibank	U.S.A	US$	4.66%	4.65%	At Maturity	Yes	560	—	560	60,398	—	—	—	—	60,398
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 1º Protocolo	Brazil	BRL	4.00%	4.00%	Monthly	Yes	397	1,180	1,577	262	—	—	—	—	262
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 2º Protocolo	Brazil	BRL	11.98%	11.80%	Monthly	Yes	703	2,049	2,752	2,918	3,103	3,309	3,544	1,239	14,113
				Totales							227,213	814,440	1,041,653	395,935	322,593	62,081	28,549	45,098	854,256

b. Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of June 30, 2019 and December 31, 2018 is as follows:

•                                Summary of unsecured liabilities by currency and maturity

			Current			Non-Current
			Maturity			Maturity					Total Non-
					Total Current						Current
		Nominal	One to three	Three to	6-30-2019	One to two	Two to three	Three to	Four to	More than	6-30-2019
		Interest	months	twelve months	(Unaudited)	years	years	four years	five years	five years	(Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	—	4,405	4,405	—	—	—	—	585,308	585,308
Chile	UF	5.75%	—	6,590	6,590	6,914	7,053	—	—	—	13,967
Perú	US$	6.06%	273	144	417	9,982	—	—	—	9,982	19,964
Perú	PEN	6.30%	32,096	3,332	35,428	69,784	19,721	33,375	30,341	239,056	392,277
Brazil	BRL	7.74%	137,641	—	137,641	—	90,516	188,512	402,849	349,749	1,031,626
Colombia	COP	7.34%	72,068	86,355	158,423	258,184	170,306	365,740	199,144	462,331	1,455,705
Total			242,078	100,826	342,904	344,864	287,596	587,627	632,334	1,646,426	3,498,847

			Current			Non-Current
			Maturity			Maturity					Total Non-
		Nominal	One to three	Three to	Total Current	One to two	Two to three	Three to	Four to	More than	Current
		Interest	months	twelve months	12-31-2018	years	years	four years	five years	five years	12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	—	4,471	4,471	—	—	—	—	584,411	584,411
Chile	UF	5.75%	—	6,197	6,197	6,493	6,866	3,242	—	—	16,601
Perú	US$	6.64%	8,865	—	8,865	9,998	—	—	—	9,998	19,996
Perú	PEN	6.34%	11,201	58,856	70,057	38,466	29,589	34,028	47,343	194,670	344,096
Brasil	BRL	7.91%	39,767	45,425	85,192	45,523	91,691	45,152	31,142	87,900	301,408
Colombia	COP	7.44%	204,979	62,185	267,164	101,922	310,944	267,761	149,309	529,679	1,359,615
Total			264,812	177,134	441,946	202,402	439,090	350,183	227,794	1,406,658	2,626,127

c.   Secured liabilities

The detail of Secured Liabilities by currency and maturity as of June 30, 2019 and December 31, 2018 is as follows:

•                                Summary of secured liabilities by currency and maturity

			Current			Non-Current
			Maturity			Maturity
Total Non-
					Total Current						Current
		Nominal	One to three	Three to	6-30-2019	One to two	Two to three	Three to	Four to	More than	6-30-2019
		Interest	months	twelve months	(Unaudited)	years	years	four years	five years	five years	(Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Brazil	BRL	7.05%	15,846	52,332	68,178	156,609	183,441	180,928	182,596	—	703,574
	Total		15,846	52,332	68,178	156,609	183,441	180,928	182,596	—	703,574

			Current			Non-Current
			Maturity			Maturity					Total Non-
		Nominal	One to three	Three to	Total Current	One to two	Two to three	Three to	Four to	More than	Current
		Interest	months	twelve months	12-31-2018	years	years	four years	five years	five years	12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Brazil	BRL	7.31%	16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721
Total			16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721

• Fair value measurement and hierarchy

The fair value of current and non-current secured and unsecured liabilities as of June 30, 2019 totaled ThUS$4,782,527 (ThUS$4,151,256 as of December 31, 2018). These liabilities have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques used (see Note 3.h). It is important to note that these financial liabilities are measured at amortized cost (see Note 3.g.4).

• Unsecured liabilities by company

									June 30, 2019 (Unaudited)
									Current			Non-Current
Taxpayer ID No.	Financial Institution	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current ThUS$
Foreign	Codensa	Colombia	Foreign	Bonos B12-13	Colombia	COP	7.60%	7.39%	624	—	624	—	—	—	—	60,463	60,463
Foreign	Codensa	Colombia	Foreign	Bonos B7-14	Colombia	COP	6.46%	6.31%	64	—	64	—	57,855	—	—	—	57,855
Foreign	Codensa	Colombia	Foreign	Bonos E4-16	Colombia	COP	7.70%	7.49%	92	—	92	28,146	—	—	—	—	28,146
Foreign	Codensa	Colombia	Foreign	Bonos E5-17	Colombia	COP	7.39%	7.39%	—	1,949	1,949	—	84,437	—	—	—	84,437
Foreign	Codensa	Colombia	Foreign	Bonos E7-17	Colombia	COP	6.46%	6.31%	249	—	249	—	—	—	62,546	—	62,546
Foreign	Codensa	Colombia	Foreign	Bonos E7-18	Colombia	COP	6.74%	6.58%	913	—	913	—	—	—	—	62,546	62,546
Foreign	Codensa	Colombia	Foreign	Bonos B12-18	Colombia	COP	7.02%	6.84%	760	—	760	—	—	—	—	50,037	50,037
Foreign	Codensa	Colombia	Foreign	Bonos B5-18	Colombia	COP	6.22%	6.08%	701	—	701	—	—	—	60,983	—	60,983
Foreign	Codensa	Colombia	Foreign	Bonos E4-19	Colombia	COP	6.30%	6.16%	355	—	355	—	—	87,564	—	—	87,564
Foreign	Codensa	Colombia	Foreign	Bonos B10-19	Colombia	COP	6.99%	6.81%	280	—	280	—	—	—	—	62,546	62,546
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 1 SÉRIE (CEAR15)	Brazil	BRL	7.26%	7.25%	204	—	204	—	45,302	45,631	—	—	90,933
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 2 SÉRIE (CEAR25)	Brazil	BRL	10.99%	10.50%	78	—	78	—	—	—	21,829	19,545	41,374
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 1 SÉRIE (CEAR16)	Brazil	BRL	7.42%	7.41%	24	—	24	—	—	10,468	—	—	10,468
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 2 SÉRIE (CEAR26)	Brazil	BRL	12.12%	9.91%	142	—	142	—	—	—	37,730	35,034	72,764
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 7ª EMISSÃO - 1 SÉRIE (COCE17)	Brazil	BRL	6.94%	6.93%	1,771	—	1,771	—	45,215	45,506	—	—	90,721
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 7ª EMISSÃO - 1 SÉRIE (COCE27)	Brazil	BRL	11.42%	8.15%	1,012	—	1,012	—	—	—	79,451	—	79,451
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 1ra Emision Serie A	Perú	PEN	6.41%	6.31%	—	1	1	—	7,585	—	—	—	7,585
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 3ra Emision Serie A	Perú	PEN	6.38%	6.28%	7,829	—	7,829	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 8va Emision Serie A	Perú	US$	6.44%	6.34%	273	—	273	—	—	—	—	9,982	9,982
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO SCOTIABANK Cuarto Prog 5ta Emision Serie A	Perú	US$	5.86%	5.78%	—	144	144	9,982	—	—	—	—	9,982
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.86%	6.75%	361	—	361	15,170	—	—	—	—	15,170
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.61%	6.50%	—	110	110	15,170	—	—	—	—	15,170
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.15%	6.06%	—	128	128	—	—	—	—	15,170	15,170
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Macrofondo	Perú	PEN	5.64%	5.56%	298	—	298	—	—	15,170	—	—	15,170
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.06%	5.00%	—	89	89	—	—	—	—	12,136	12,136
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.19%	5.13%	335	—	335	—	—	—	—	15,170	15,170
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Interseguro	Perú	PEN	6.38%	6.28%	—	163	163	—	12,136	—	—	—	12,136
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	7.41%	7.28%	277	—	277	—	—	—	—	10,771	10,771
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Prima AFP	Perú	PEN	7.58%	7.44%	271	—	271	9,102	—	—	—	—	9,102
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	7.51%	7.38%	—	149	149	—	—	—	—	18,205	18,205
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.90%	6.78%	—	451	451	30,342	—	—	—	—	30,342
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.44%	6.34%	—	58	58	—	—	18,204	—	—	18,204
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.80%	5.72%	—	227	227	—	—	—	—	30,341	30,341
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.44%	6.34%	—	436	436	—	—	—	—	24,273	24,273
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.22%	6.12%	21,831	—	21,831	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.45%	5.38%	—	448	448	—	—	—	—	30,341	30,341
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	8.29%	8.12%	—	494	494	—	—	—	—	21,238	21,238
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.19%	6.09%	894	—	894	—	—	—	30,341	—	30,341
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.09%	6.00%	—	286	286	—	—	—	—	21,968	21,968
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Fondos Gobierno	Perú	PEN	5.91%	5.82%	—	292	292	—	—	—	—	39,443	39,443
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B12-09	Colombia	COP	9.61%	9.28%	641	—	641	—	28,014	—	—	—	28,014
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B15-09	Colombia	COP	9.60%	9.27%	225	—	225	—	—	—	17,356	—	17,356
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B6-13	Colombia	COP	7.70%	7.49%	15,525	—	15,525	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B6-14	Colombia	COP	6.84%	6.67%	289	34,393	34,682	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos exterior	Colombia	COP	9.11%	8.75%	—	1,103	1,103	27,776	—	—	—	—	27,776
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos quimbo	Colombia	COP	9.11%	8.75%	—	7,930	7,930	202,262	—	—	—	—	202,262
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10	Colombia	COP	6.95%	6.77%	313	—	313	—	—	93,774	—	—	93,774
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10-14	Colombia	COP	7.27%	7.08%	520	—	520	—	—	—	58,259	—	58,259
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B12-13	Colombia	COP	8.48%	8.22%	511	—	511	—	—	—	—	113,462	113,462
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B15	Colombia	COP	7.07%	6.89%	213	—	213	—	—	—	—	62,500	62,500
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B16-14	Colombia	COP	7.60%	7.39%	473	—	473	—	—	—	—	50,777	50,777
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B6-13	Colombia	COP	7.70%	7.49%	47,895	—	47,895	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B6-14	Colombia	COP	6.84%	6.67%	345	40,980	41,325	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B7-16	Colombia	COP	8.16%	7.92%	1,004	—	1,004	—	—	90,663	—	—	90,663
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos E6-16	Colombia	COP	7.59%	7.38%	76	—	76	—	—	93,739	—	—	93,739
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonos Serie Única U.S. $ 600 millones	U.S.A.	US$	4.21%	4.00%	—	4,400	4,400	—	—	—	—	584,450	584,450
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Bonos UF 269	Chile	UF	7.02%	5.75%	—	6,590	6,590	6,914	7,052	—	—	—	13,966
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonos 2026	U.S.A.	US$	7.76%	6.60%	—	5	5	—	—	—	—	858	858
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	DEBENTURES 10 EMISSION (AMPL10)	Brazil	BRL	6.93%	6.91%	3,642	—	3,642	—	—	86,908	174,381	—	261,289
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 24ª EMISSÃO 1ª SÉRIE	Brazil	BRL	7.25%	7.25%	—	—	—	—	—	—	89,458	91,304	180,762
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 24ª EMISSÃO 2ª SÉRIE	Brazil	BRL	7.65%	6.46%	—	—	—	—	—	—	—	203,866	203,866
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	5ª Nota Promissória	Brazil	BRL	6.66%	6.66%	130,768	—	130,768	—	—	—	—	—	—

Total									242,078	100,826	342,904	344,864	287,596	587,627	632,334	1,646,426	3,498,847

									December 31, 2018
									Current			Non-Current
Taxpayer ID No.	Financial Institution	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current ThUS$
Foreign	Codensa	Colombia	Foreign	Bonos B12-13	Colombia	COP	8.23%	7.99%	613	—	613	—	—	—	—	59,535	59,535
Foreign	Codensa	Colombia	Foreign	Bonos B7-14	Colombia	COP	6.92%	6.74%	74	—	74	—	56,967	—	—	—	56,967
Foreign	Codensa	Colombia	Foreign	Bonos E4-16	Colombia	COP	7.70%	7.49%	97	—	97	27,714	—	—	—	—	27,714
Foreign	Codensa	Colombia	Foreign	Bonos E2-17	Colombia	COP	7.04%	6.86%	49,481	—	49,481	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Bonos E5-17	Colombia	COP	7.39%	7.39%	5,016	—	5,016	—	—	83,141	—	—	83,141
Foreign	Codensa	Colombia	Foreign	Bonos E7-17	Colombia	COP	6.46%	6.31%	256	—	256	—	—	—	—	61,586	61,586
Foreign	Codensa	Colombia	Foreign	Bonos E7-18	Colombia	COP	6.74%	6.58%	910	—	910	—	—	—	—	61,586	61,586
Foreign	Codensa	Colombia	Foreign	Bonos B12-18	Colombia	COP	6.98%	6.80%	753	—	753	—	—	—	—	49,269	49,269
Foreign	Codensa	Colombia	Foreign	Bonos B5-18	Colombia	COP	6.18%	6.04%	696	—	696	—	—	—	60,046	—	60,046
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 1 SÉRIE (CEAR15)	Brazil	BRL	7.34%	7.33%	226	—	226	—	45,152	45,152	—	—	90,304
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 2 SÉRIE (CEAR25)	Brazil	BRL	10.31%	10.30%	36	—	36	—	—	—	20,821	18,375	39,196
Foreign	Enel Distribución Ceará S.A.	Brasil	Foreign	NOTA PROMISSÓRIA 10 EMISSÃO	Brazil	BRL	6.80%	6.79%	38,702	—	38,702	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 1 SÉRIE (CEAR16)	Brazil	BRL	7.50%	7.49%	26	—	26	—	—	—	10,321	—	10,321
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 2 SÉRIE (CEAR26)	Brazil	BRL	11.10%	10.51%	166	—	166	—	—	—	—	69,525	69,525
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 1ra Emision Serie A	Perú	PEN	6.41%	6.31%	—	12	12	—	—	7,397	—	—	7,397
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 3ra Emision Serie A	Perú	PEN	6.38%	6.28%	228	7,397	7,625	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	Banco Continental	Perú	US$	6.44%	6.34%	273	—	273	—	—	—	—	9,998	9,998
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 8va Emision Serie A	Perú	US$	7.93%	7.78%	8,447	—	8,447	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO SCOTIABANK Cuarto Prog 5ta Emision Serie A	Perú	US$	5.87%	5.78%	145	—	145	9,998	—	—	—	—	9,998
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.86%	6.75%	352	—	352	14,795	—	—	—	—	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.80%	5.72%	221	—	221	—	—	—	—	29,589	29,589
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Macrofondo	Perú	PEN	7.15%	7.03%	6,110	—	6,110	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.61%	6.50%	107	—	107	14,795	—	—	—	—	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.15%	6.06%	—	125	125	—	—	—	—	14,795	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Macrofondo	Perú	PEN	5.64%	5.56%	290	—	290	—	—	14,795	—	—	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.06%	5.00%	87	—	87	—	—	—	—	11,836	11,836
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.19%	5.13%	326	—	326	—	—	—	—	14,795	14,795
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Interseguro	Perú	PEN	6.38%	6.28%	—	159	159	—	—	11,836	—	—	11,836
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	7.41%	7.28%	270	—	270	—	—	—	—	10,504	10,504
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Prima AFP	Perú	PEN	7.58%	7.44%	264	—	264	8,876	—	—	—	—	8,876
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	7.51%	7.38%	145	—	145	—	—	—	—	17,754	17,754
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.90%	6.78%	—	440	440	—	29,589	—	—	—	29,589
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.44%	6.34%	—	56	56	—	—	—	17,754	—	17,754
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.93%	5.84%	—	29,675	29,675	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.44%	6.34%	425	—	425	—	—	—	—	23,671	23,671
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.22%	6.12%	579	20,713	21,292	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	5.45%	5.38%	444	—	444	—	—	—	—	29,589	29,589
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	8.29%	8.12%	481	—	481	—	—	—	—	20,713	20,713
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.19%	6.09%	872	—	872	—	—	—	29,589	—	29,589
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco Continental S.A.	Perú	PEN	6.09%	6.00%	—	279	279	—	—	—	—	21,424	21,424
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B10-09	Colombia	COP	9.24%	8.94%	49,902	—	49,902	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B12-09	Colombia	COP	9.57%	9.24%	636	—	636	—	27,584	—	—	—	27,584
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B15-09	Colombia	COP	9.56%	9.24%	221	—	221	—	—	—	—	17,090	17,090
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B6-13	Colombia	COP	7.66%	7.45%	65	15,222	15,287	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B6-14	Colombia	COP	6.80%	6.64%	283	—	283	33,862	—	—	—	—	33,862
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos exterior	Colombia	COP	9.11%	8.75%	2,360	—	2,360	—	27,714	—	—	—	27,714
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos quimbo	Colombia	COP	9.11%	8.75%	16,958	—	16,958	—	198,679	—	—	—	198,679
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10	Colombia	COP	6.91%	6.73%	324	—	324	—	—	92,330	—	—	92,330
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10-14	Colombia	COP	7.23%	7.04%	509	—	509	—	—	—	—	57,362	57,362
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B12-13	Colombia	COP	8.43%	8.18%	526	—	526	—	—	—	—	111,716	111,716
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B15	Colombia	COP	7.03%	6.85%	220	—	220	—	—	—	—	61,538	61,538
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B16-14	Colombia	COP	7.56%	7.35%	464	—	464	—	—	—	—	49,997	49,997
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B6-13	Colombia	COP	7.66%	7.45%	201	46,963	47,164	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B6-14	Colombia	COP	6.80%	6.64%	338	—	338	40,346	—	—	—	—	40,346
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B3-16	Colombia	COP	6.87%	6.70%	72,999	—	72,999	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B7-16	Colombia	COP	8.11%	7.88%	984	—	984	—	—	—	89,263	—	89,263
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos E6-16	Colombia	COP	7.59%	7.38%	93	—	93	—	—	92,290	—	—	92,290
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonos Serie Única U.S. $ 600 millones	U.S.A.	US$	4.21%	4.00%	—	4,466	4,466	—	—	—	—	583,553	583,553
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Bonos UF 269	Chile	UF	7.02%	5.75%	—	6,197	6,197	6,493	6,866	3,242	—	—	16,601
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonos 2026	U.S.A.	US$	7.76%	6.60%	—	5	5	—	—	—	—	858	858
Foreign	Enel Distribución Sao Paulo	Brasil	Foreign	DEBÊNTURES - 14ª EMISSÃO	Brazil	BRL	9.19%	8.07%	611	45,425	46,036	45,523	46,539	—	—	—	92,062
				Total					264,812	177,134	441,946	202,402	439,090	350,183	227,794	1,406,658	2,626,127

• Secured liabilities by company

									June 30, 2019 (Unaudited)
									Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective Interest	Nominal	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	No.	Financial Institution	Country	Currency	Rate	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Bonos 1ª Serie 19	Brazil	BRL	7.33%	7.30%	353	—	353	156,609	—	—	—	—	156,609
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAU - Nota Promissória 1º Emissão	Brazil	BRL	6.90%	6.88%	4,362	52,332	56,694	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 1ª SÉRIE	Brazil	BRL	7.11%	6.93%	3,669	—	3,669	—	183,441	—	—	—	183,441
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 2ª SÉRIE	Brazil	BRL	7.22%	7.10%	7,462	—	7,462	—	—	180,928	182,596	—	363,524
				Total					15,846	52,332	68,178	156,609	183,441	180,928	182,596	—	703,574

									December 31, 2018
									Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective	Nominal Interest	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	No.	Financial Institution	Country	Currency	Interest Rate	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Bonos 1ª Serie 19	Brazil	BRL	7.39%	7.38%	390	—	390	154,273	—	—	—		154,273
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAU - Nota Promissória 1º Emissão	Brazil	BRL	6.97%	6.96%	—	51,539	51,539	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 1ª SÉRIE	Brazil	BRL	7.11%	7.01%	3,567	—	3,567	—	180,705	—	—	—	180,705
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 2ª SÉRIE	Brazil	BRL	7.22%	7.19%	7,255	—	7,255	—	—	178,330	179,893	—	358,223
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 3ª SÉRIE	Brazil	BRL	8.24%	8.02%	5,054	—	5,054	—	—	—	75,205	154,315	229,520
				Total					16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721

• Detail of lease liabilities

							June 30, 2019 (Unaudited)
							Current			Non-Current
Taxpayer ID					Nominal	Nominal	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	Country	Currency	Interest Rate	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Vehicles and other means of transport	Colombia	COP	10.68%	306	979	1,285	959	14	—	—	—	973
Foreign	Codensa	Colombia	Buildings	Colombia	COP	7.60%	695	2,252	2,947	1,744	839	645	489	31	3,748
Foreign	Codensa	Colombia	Lands	Colombia	COP	7.88%	27	123	150	97	90	84	78	701	1,050
Foreign	Codensa	Colombia	Power Plant and Equipment	Colombia	COP	7.72%	13	66	79	48	45	21	—	—	114
Foreign	Codensa	Colombia	Computer equipment and systems	Colombia	COP	7.59%	33	106	139	119	47	—	—	—	166
Foreign	Enel Distribución Perú S.A.	Perú	Power Plant and Equipment	Perú	PEN	4.92%	780	4,212	4,992	7,196	7,567	6,209	—	—	20,972
Foreign	Enel Distribución Perú S.A.	Perú	Buildings	Perú	PEN	4.93%	61	180	241	241	222	234	246	214	1,157
Foreign	Enel Distribución Perú S.A.	Perú	Vehicles and other means of transport	Perú	PEN	4.19%	21	64	85	11	—	—	—	—	11
Foreign	Enel Generación Piura S.A.	Perú	Power Plant and Equipment	Perú	US$	4.56%	5,004	31,204	36,208	11,410	7,793	—	—	—	19,203
Foreign	Enel Generación Piura S.A.	Perú	Power Plant and Equipment	Perú	PEN	5.58%	694	7,777	8,471	—	—	—	—	—	—
Foreign	Enel Generación Piura S.A.	Perú	Vehicles and other means of transport	Perú	PEN	7.57%	8	25	33	36	3	—	—	—	39
Foreign	Emgesa S.A. E.S.P.	Colombia	Vehicles and other means of transport	Colombia	COP	11.02%	304	181	485	38	—	—	—	—	38
Foreign	Emgesa S.A. E.S.P.	Colombia	Buildings	Colombia	COP	7.66%	100	418	518	437	271	237	188	—	1,133
Foreign	Emgesa S.A. E.S.P.	Colombia	Vehicles and other means of transport	Colombia	COP	9.55%	262	898	1,160	898	503	—	—	—	1,401
Foreign	Enel Distribución Sao Paulo	Brazil	Vehicles and other means of transport	Brazil	BRL	21.86%	1,872	5,603	7,475	3,567	2,088	789	608	1,492	8,544
Foreign	Enel Distribución Sao Paulo	Brazil	Computer equipment and systems	Brazil	BRL	12.16%	1,779	3,822	5,601	3,195	106	1	—	—	3,302
Foreign	Enel Distribución Sao Paulo	Brazil	Buildings	Brazil	BRL	10.57%	1,626	3,013	4,639	3,805	3,750	3,394	2,944	7,591	21,484
Foreign	Enel Distribución Sao Paulo	Brazil	Lands	Brazil	BRL	10.78%	82	236	318	341	376	414	156	—	1,287
Foreign	Enel Generación Perú S.A.	Perú	Vehicles and other means of transport	Perú	US$	4.19%	22	58	80	23	—	—	—	—	23
Foreign	Enel Generación Perú S.A.	Perú	Other Property, Plant and Equipment	Perú	US$	3.42%	—	—	—	418	142	—	—	—	560
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Buildings	Brazil	BRL	11.29%	16	19	35	23	21	2	—	—	46
Foreign	ENEL BRASIL S.A.	Brazil	Buildings	Brazil	BRL	9.53%	104	162	266	142	126	11	—	—	279
Foreign	ENEL BRASIL S.A.	Brazil	Computer equipment and systems	Brazil	BRL	0.10%	1	2	3	—	—	—	—	—	—
Foreign	ENEL X BRASIL	Brazil	Lands	Brazil	BRL	13.11%	12	—	12	—	—	—	—	187	187
Foreign	ENEL X BRASIL	Brazil	Buildings	Brazil	BRL	8.44%	35	76	111	84	32	3	—	—	119
Foreign	ENEL X BRASIL	Brazil	Vehicles and other means of transport	Brazil	BRL	8.97%	49	49	98	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Lands	Brazil	BRL	5.73%	33	28	61	2	2	—	—	—	4
Foreign	Enel Distribución Ceará S.A.	Brazil	Buildings	Brazil	BRL	7.94%	539	1,001	1,540	842	241	45	33	76	1,237
Foreign	Enel Distribución Ceará S.A.	Brazil	Vehicles and other means of transport	Brazil	BRL	8.97%	115	214	329	18	—	—	—	—	18
Foreign	Enel Cien S.A.	Brazil	Other Property, Plant and Equipment	Brazil	BRL	9.22%	9	19	28	11	8	1	—	—	20
Foreign	Enel Cien S.A.	Brazil	Buildings	Brazil	BRL	7.02%	25	24	49	29	26	2	—	—	57
Foreign	Enel Distribución Río S.A.	Brazil	Lands	Brazil	BRL	10.43%	20	27	47	36	33	22	19	104	214
Foreign	Enel Distribución Río S.A.	Brazil	Buildings	Brazil	BRL	8.72%	1,699	2,029	3,728	2,144	1,787	1,109	1,144	2,778	8,962
Foreign	Enel Distribución Río S.A.	Brazil	Vehicles and other means of transport	Brazil	BRL	8.97%	343	331	674	115	—	—	—	—	115
Foreign	Enel Distribución Goias S.A.	Brazil	Lands	Brazil	BRL	5.04%	24	24	48	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Buildings	Brazil	BRL	8.68%	223	274	497	281	233	20	—	—	534
Foreign	Enel Distribución Goias S.A.	Brazil	Vehicles and other means of transport	Brazil	BRL	8.95%	867	1,899	2,766	2,228	—	—	—	—	2,228
Foreign	Enel Generación Fortaleza	Brazil	Buildings	Brazil	BRL	9.62%	14	18	32	22	19	2	—	—	43
Foreign	EDESUR	Argentina	Buildings	Argentina	ARS	0.62%	—	7	7	15	—	—	—	—	15
94.271.000-3	Enel Américas S.A.	Chile	Vehicles and other means of transport	Chile	UF	0.01%	2	6	8	8	—	—	—	—	8
			Total				17,819	67,426	85,245	40,583	26,384	13,245	5,905	13,174	99,291

							December 31, 2018
							Current			Non-Current
Taxpayer ID						Nominal	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	Financial Institution	Country	Currency	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Vehicles and other means of transport	Colombia	COP	11.92%	272	812	1,084	1,599	—	—	—	—	1,599
Foreign	Enel Distribución Perú S.A.	Perú	Power Plant and Equipment	Perú	PEN	5.11%	828	2,431	3,259	6,340	6,650	5,298	1,657	—	19,945
Foreign	Enel Generación Piura S.A.	Perú	Power Plant and Equipment	Perú	US$	4.55%	5,012	14,894	19,906	32,303	10,823	2,393	—	—	45,519
Foreign	Enel Generación Piura S.A.	Perú	Power Plant and Equipment	Perú	PEN	5.58%	674	2,023	2,697	6,909	—	—	—	—	6,909
Foreign	Emgesa S.A. E.S.P.	Colombia	Vehicles and other means of transport	Colombia	COP	10.33%	187	472	659	53	—	—	—	—	53
Foreign	Enel Distribución Sao Paulo	Brazil	Computer equipment and systems	Brazil	BRL	30.85%	191	584	775	384	223	25	—	—	632
Foreign	Enel Distribución Sao Paulo	Brazil	Vehicles and other means of transport	Brazil	BRL	21.56%	1,775	5,026	6,801	3,730	2,760	1,531	538	1,702	10,261
Foreign	Enel Distribución Sao Paulo	Brazil	Buildings	Brazil	BRL	13.39%	116	370	486	292	331	376	389	—	1,388
			Total				9,055	26,612	35,667	51,610	20,787	9,623	2,584	1,702	86,306

• Detail of other obligations

								June 30, 2019 (Unaudited)
								Current			Non-Current
Taxpayer ID No.	Financial Institution	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current ThUS$
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	BRL	6.00%	479	1,218	1,697	1,444	909	454	141	—	2,948
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	—	2,415	2,415	5,841	6,161	6,861	7,561	16,411	42,835
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Spain	COP	6.50%	22,624	—	22,624	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Eletrobras	Brazil	BRL	6.00%	187	562	749	679	679	679	679	—	2,716
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Mútuo CelgPar 41211376/2014	Brazil	BRL	6.80%	762	2,138	2,900	2,131	2,336	2,556	2,790	11,204	21,017
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Série A	Brazil	BRL	9.59%	2,933	8,231	11,164	10,847	10,847	10,847	1,808	—	34,349
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Série B	Brazil	BRL	13.53%	1,723	4,832	6,555	6,367	6,367	6,367	1,061	—	20,162
				Total				28,708	19,396	48,104	27,309	27,299	27,764	14,040	27,615	124,027

								December 31, 2018
								Current			Non-Current
Taxpayer ID No.	Financial Institution	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current ThUS$
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	BRL	6.00%	472	1,363	1,835	1,565	1,145	632	348	—	3,690
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	—	14,322	14,322	4,200	6,643	7,142	8,242	14,002	40,229
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Spain	COP	6.15%	14,679	—	14,679	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Eletrobras	Brazil	BRL	6.00%	185	554	739	690	690	690	690	345	3,105
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Mútuo CelgPar 41211376/2014	Brazil	BRL	6.80%	732	2,040	2,772	2,060	2,256	2,466	2,689	12,665	22,136
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Série A	Brazil	BRL	9.67%	3,733	6,614	10,347	10,437	10,437	10,437	4,605	—	35,916
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Série B	Brazil	BRL	14.15%	2,164	6,046	8,210	7,682	7,682	7,682	4,323	—	27,369
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAU - Nota Promissória 1º Emissão	Brazil	BRL	6.96%	2,529	—	2,529	—	—	—	—	—	—
				Total				24,494	30,939	55,433	26,634	28,853	29,049	20,897	27,012	132,445

d.                   Hedged debt

The debt denominated in U.S. dollars for ThUS$28,865 held by the Group as of June 30, 2019, is related to future cash flow hedges for the Group’s U.S. dollar-linked operating revenues (ThUS$40,867 as of December 31, 2018) (see Note 3.n).

The folloowing table details changes in “Reserve for cash flow hedges” for the six-month periods ended June 30, 2019 and 2018, due to exchange differences from this debt:

	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
	ThUS$	ThUS$
Balance in hedging reserves (hedging revenues) at the beginning of the year, net	(9,882)	(9,754)
Foreign currency exchange differences recorded in equity, net	576	(253)
Recognition of foreign currency exchange differences revenue, net	(203)	521
Foreign currency translation differences	(248)	105
Balance in hedging reserves (hedging revenues) at the end of the year, net	(9,757)	(9,381)

e.                    Other information

As of June 30, 2019, the Group has long-term, lines of credit available for use amounting to ThUS$650,000 (ThUS$1,000,000 as of December 31, 2018).

f.                Future undiscounted debt flows

The following table shows the estimates of undiscounted cash flows by type of financial debt:

•                 Summary of bank loans by currencies and maturities

			Current			Non-Current
			Maturity		Total Current	Maturity					Total Non-Current
		Nominal Interest	One to three months	Three to twelve months	6-30-2019 (Unaudited)	One to two years	Two to three years	Three to four years	Four to five years	More than five years	6-30-2019 (Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	3.33%	2,980	350,992	353,972	—	—	—	—	—	—
Perú	PEN$	4.10%	237	710	947	23,743	—	—	—	—	23,743
Colombia	COP$	5.89%	4,695	112,394	117,089	20,661	17,942	11,425	6,042	2,051	58,121
Brazil	US$	4.71%	8,800	384,210	393,010	457,095	76,669	144	2,897	—	536,805
Brazil	BRL$	8.17%	91,599	106,133	197,732	121,138	197,319	54,503	18,319	47,786	439,065
Total			108,311	954,439	1,062,750	622,637	291,930	66,072	27,258	49,837	1,057,734

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	3.36%	2,999	351,000	353,999	—	—	—	—	—	—
Perú	US$	3.40%	422	—	422	—	—	—	—	—	—
Perú	PEN$	3.75%	26,165	717	26,882	956	22,674	—	—	—	23,630
Colombia	COP$	6.07%	68,134	44,924	113,058	41,705	12,869	10,420	9,741	—	74,735
Brazil	US$	4.53%	82,801	322,745	405,546	284,051	206,196	134	134	2,821	493,336
Brazil	BRL$	8.59%	75,422	116,056	191,478	112,716	99,173	58,994	21,879	41,612	334,374
Total			255,943	835,442	1,091,385	439,428	340,912	69,548	31,754	44,433	926,075

•                      Summary of secured and unsecured bonds by currency and maturity

			Current			Non-Current
			Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months ThUS$	Three to twelve months ThUS$	Total Current 6-30-2019 (Unaudited) ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current 6-30-2019 (Unaudited) ThUS$
Chile	US$	5.30%	6,317	18,950	25,267	25,266	25,266	25,266	25,266	659,824	760,888
Chile	UF	5.75%	443	7,731	8,174	7,984	7,782	—	—	—	15,766
Perú	US$	6.06%	305	915	1,220	10,785	640	640	640	12,294	24,999
Perú	PEN	6.31%	35,228	18,607	53,835	92,351	39,633	51,471	45,410	308,881	537,746
Colombia	COP	7.18%	92,415	159,558	251,973	355,681	248,142	425,510	242,468	560,808	1,832,609
Brazil	BRL	7.34%	163,890	143,681	307,571	272,600	373,979	449,909	636,491	382,785	2,115,764
Total			298,598	349,442	648,040	764,667	695,442	952,796	950,275	1,924,592	5,287,772

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	6,265	18,794	25,059	25,059	25,059	25,059	25,059	671,868	772,104
Chile	UF	5.75%	571	7,703	8,274	8,011	7,732	3,757	—	—	19,500
Perú	US$	6.64%	8,513	885	9,398	11,039	617	617	617	12,520	25,410
Perú	PEN	6.34%	12,238	74,973	87,211	59,512	47,306	50,068	61,039	258,872	476,797
Colombia	COP	7.44%	199,799	141,016	340,815	200,620	385,414	329,556	191,919	624,854	1,732,363
Brazil	BRL	7.91%	61,663	164,272	225,935	283,858	339,053	274,230	322,022	267,150	1,486,313
Total			289,049	407,643	696,692	588,099	805,181	683,287	600,656	1,835,264	4,512,487

•                     Summary of finance lease by currency and maturity

			Current			Non-Current
			Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months ThUS$	Three to twelve months ThUS$	Total Current 6-30-2019 (Unaudited) ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current 6-30-2019 (Unaudited) ThUS$
Argentina	ARS	0.62%	5	14	19	20	1	—	—	—	21
Perú	US$	4.18%	5,609	32,854	38,463	12,408	8,086	—	—	—	20,494
Perú	PEN	5.41%	1,977	13,565	15,542	8,474	8,366	6,618	264	220	23,942
Colombia	COP	9.19%	2,281	5,583	7,864	5,863	1,672	694	403	1,182	9,814
Brazil	BRL	10.80%	9,514	26,211	35,725	21,667	12,291	8,221	6,914	13,171	62,264
Chile	UF	0.01%	2	6	8	8	—	—	—	—	8
Total			19,388	78,233	97,621	48,440	30,416	15,533	7,581	14,573	116,543

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Perú	US$	4.34%	5,756	16,939	22,695	33,725	11,180	2,417	—	—	47,322
Perú	PEN	5.23%	1,944	5,748	7,692	14,398	7,223	5,492	1,671	—	28,784
Colombia	COP	9.60%	517	1,325	1,842	1,086	98	—	—	—	1,184
Brazil	BRL	20.35%	2,599	7,182	9,781	5,443	3,925	2,324	1,197	2,002	14,891
Total			10,816	31,194	42,010	54,652	22,426	10,233	2,868	2,002	92,181

•      Summary of other obligations by currency and maturity

			Current			Non-Current
			Maturity		Total Current	Maturity					Total Non-Current
		Nominal Interest	One to three months	Three to twelve months	6-30-2019 (Unaudited)	One to two years	Two to three years	Three to four years	Four to five years	More than five years	6-30-2019 (Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	US$	0.25%	60	2,601	2,661	7,421	10,492	4,007	3,875	18,741	44,536
Brazil	BRL	7.59%	10,041	28,660	38,701	35,279	31,898	28,860	6,236	12,499	114,772
Colombia	COP	6.50%	22,810	—	22,810	—	—	—	—	—	—
Total			32,911	31,261	64,172	42,700	42,390	32,867	10,111	31,240	159,308

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	US$	0.25%	2,091	12,576	14,667	2,783	10,911	4,115	4,136	20,515	42,460
Brazil	BRL	7.68%	10,293	30,195	40,488	35,824	33,141	29,992	18,085	14,742	131,784
Colombia	COP	6.15%	14,821	—	14,821	—	—	—	—	—	—
Total			27,205	42,771	69,976	38,607	44,052	34,107	22,221	35,257	174,244

21.           RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•                      Compliance with proper corporate governance standards.

•                      Strict compliance with all of Group’s internal policies.

•                      Each business and corporate area determines:

I)                   The markets in which it can operate based on its knowledge and ability to ensure effective risk management;

II)              Criteria regarding counterparts;

III)         Authorized operators.

•                      Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•                      All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•                      Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Group’s policies, standards, and procedures.

21.1 Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as, the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

Depending on the Group’s estimates and the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate to a fixed rate.

The financial debt structure of the Group detailed by the mostly strongly hedged fixed and floating interest rates on total net debt, net of hedging derivative instruments, is as follows:

Gross position:

	6-30-2019 (Unaudited)	12-31-2018
	%	%
Fixed interest rate debt	52%	59%

21.2    Exchange rate risk

Exchange rate risks involve basically the following transactions:

•            Debt taken on by the Group’s companies that is denominated in a currency other than the currency in which its cash flows are indexed.

•            Payments to be made in a currency other than that in which its cash flows are indexed for the acquisition of project-related materials and for corporate insurance policies.

•            Income in Group companies directly linked to changes in currencies other than the currency of its cash flows.

•            Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy pursues to refinance debt in the functional currency of each of the Group’s companies.

21.3    Commodities risk

The Enel Américas Group has a risk exposure to price fluctuations in certain commodities, basically due to:

•            Purchases of fuel used to generate electricity.

•            Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market, with drought and highly volatile commodity prices on international markets, the Company is constantly evaluating the use of hedging to minimize the impacts that these price fluctuations have on its results.

As of June 30, 2019, there were transactions of purchases of energy futures contracts for 2.64 GWh. These purchases back up energy sale contracts in the wholesale market. As of June 30, 2019, 2.64 GWh of purchases of future energy have been settled during the year, in order to cover the contracted portfolio.

As of December 31, 2018, there were transactions of purchases of energy futures contracts for 5.28 GWh.

Such purchases cover an energy sales contract in the wholesale market As of December 31, 2018, 10.92 GWh of forward energy sale contracts and 7.2 GWh of forward energy purchase contracts were settled.

21.4    Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 20 and 22).

As of June 30, 2019, the  Group has ThUS$1,409,450 in cash and cash equivalents and ThUS$650,000 of unconditionally available lines of long-term credit. As of December 31, 2018, the Group has cash and cash equivalents of ThUS$1,904,285 and unconditionally available lines of long-term credit of ThUS$1,000,000.

21.5    Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to the electricity generating and distribution lines of business.

In our electricity generating business, some countries’ regulations allow suspending the energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures quantitatively its maximum exposure to payment default risk, which, as stated above, is very low.

In our electricity distribution companies, the suspension of energy service to customers in payment default is permitted in all cases, in accordance with current regulations in each country. This facilitates our credit risk management, which is also low in this line of business.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

Banks that have received investment grade ratings from the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments may be backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; the latter are preferable as they offer higher returns (always in line with current investment policies).

21.6    Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included for purposes of calculating the present Value at Risk include:

•                      Financial debt

•                      Hedge derivatives for debt

The VaR determined represents the potential variation in value of the portfolio of positions described above in a quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions, with respect to the Chilean peso, including:

•                      U.S. dollar Libor interest rate.

•                      The different currencies with which our companies operate and the customary local indices used in the banking industry.

•                      The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables, using Bootstrapping simulations.

The quarter 95%-confidence VaR number is calculated as the 5% percentile most adverse of the quarterly possible fluctuations.

Taking into consideration the assumptions previously described, the quarter VaR of the previously discussed positions was ThUS$429,000.This value represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter end.

22.           FINANCIAL INSTRUMENTS

22.1    Financial instruments, classified by type and category

a)                 The detail of financial assets, classified by type and category, as of June 30, 2019 and December 31, 2018, is as follows:

	June 30, 2019 (Unaudited)
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable and other accounts receivable	—	3,872,276	—	—
Derivative instruments	514	—	—	52,019
Other financial assets	88,880	94,992	—	—
Total Current	89,394	3,967,268	—	52,019

Equity instruments	—	—	709	—
Trade accounts receivable and other accounts receivable	—	760,889	—	—
Derivative instruments	13,648	—	—	50,950
Other financial assets	2,566,469	361,042	—	—
Total Non-Current	2,580,117	1,121,931	709	50,950
Total	2,669,511	5,089,199	709	102,969

	December 31, 2018
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable and other accounts receivable	—	3,565,359	—	—
Derivative instruments	3,311	—	—	41,113
Other financial assets	128,956	37,013	—	—
Total Current	132,267	3,602,372	—	41,113

Equity instruments	—	—	753	—
Trade accounts receivable and other accounts receivable	—	908,160	—	—
Derivative instruments	13,344	—	—	56,385
Other financial assets	2,371,649	354,344	—	—
Total Non-Current	2,384,993	1,262,504	753	56,385
Total	2,517,260	4,864,876	753	97,498

b)                 The detail of financial liabilities, classified by type and category, as of June 30, 2019 and December 31, 2018, is as follows:

	June 30, 2019 (Unaudited)
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$
Interest-bearing loans	—	1,556,929	—
Commercial accounts and other accounts payable	—	6,535,287	—
Derivative instruments	21	—	5,214
Other financial liabilities	4,814	—	—
Total Current	4,835	8,092,216	5,214

Interest-bearing loans	—	5,406,185	—
Commercial accounts and other accounts payable	—	1,045,867	—
Total Non-Current	—	6,452,052	—
Total	4,835	14,544,268	5,214

	December 31, 2018
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$

Interest-bearing loans	—	1,642,504	—
Commercial accounts and other accounts payable	—	6,892,192	—
Derivative instruments	380	—	5,215
Total Current	380	8,534,696	5,215

Interest-bearing loans	—	4,621,855	—
Commercial accounts and other accounts payable	—	930,891	—
Derivative instruments	—	—	13
Total Non-Current	—	5,552,746	13
Total	380	14,087,442	5,228

22.2              Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedges as follows:

•                      Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•                      Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•                      Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedging instruments are recognized at fair value through profit or loss (financial assets held for trading).

a)                 Assets and liabilities for hedge derivative instruments

As of June 30, 2019 and December 31, 2018, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	June 30, 2019 (Unaudited)				December 31, 2018
	Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	47	1,270	158	—	442	—	1,599	—
Cash flow hedge	47	1,270	158	—	442	—	1,599	—
Exchange rate hedge:	52,486	63,328	5,077	—	43,982	69,729	3,996	13
Cash flow hedge	52,468	49,680	5,077	—	40,671	56,385	3,681	13
Fair value hedge	18	13,648	—	—	3,311	13,344	315	—
TOTAL	52,533	64,598	5,235	—	44,424	69,729	5,595	13

•                     General information on hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of Hedge Instrument	Description of hedged risk	Description of hedged item	Fair Value of Hedged Item 6-30-2019 (Unaudited) ThUS$	Fair Value of Hedged Item 12-31-2018 ThUS$
SWAP	Interest rate	Bank loans	1,259	(567)
SWAP	Interest rate	Unsecured obligations (bonds)	(99)	(592)
SWAP	Exchange rate	Bank loans	109,962	109,551
SWAP	Exchange rate	Unsecured obligations (bonds)	(21)	—
FORWARD	Exchange rate	Operational Income	795	153

As of June 30, 2019 and December 31, 2018, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges, the gains or losses on the hedging derivative instrument and on the underlying hedged item recognized during the periods of six months ended June 30, 2019 and 2018, is detailed in the following table:

	June 30, 2019 (Unaudited)		June 30, 2018 (Unaudited)
	Gains	Losses	Gains	Losses
	ThUS$	ThUS$	ThUS$	ThUS$
Hedging derivative instrument	—	967	26,557	—
Underlying hedged item	118	—	2,031	—
TOTAL	118	967	28,588	—

b)                 Financial derivative instruments assets and liabilities at fair value through profit or loss

As of June 30, 2019 and December 31, 2018, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	June 30, 2019 (Unaudited)				December 31, 2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current	Current	Non-Current	Non-Current	Current	Current	Non-Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-hedging derivative instrument (1)	10,633	4,814	—	—	23,584	—	—	—

(1)     Includes forward contracts entered into by the Group mainly to hedge foreign exchange risk related to dividends received or to be received from its foreign subsidiaries. Although, the hedge relationship has economic substance, they do not comply with all the hedging documentation requirements set forth by IFRS 9 Financial Instruments to qualify for hedge accounting.

c)                  Other information on derivatives:

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of June 30, 2019 and December 31, 2018:

	June 30, 2019 (Unaudited)
		Notional amount
	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
Financial Derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	1,159	132,726	—	—	—	—	132,726
Cash flow hedge	1,159	132,726	—	—	—	—	132,726
Exchange rate hedge:	110,737	354,004	404,639	65,237	—	—	823,880
Cash flow hedge	97,071	354,004	321,136	65,237	—	—	740,377
Fair value hedge	13,666	—	83,503	—	—	—	83,503
Derivatives not designated for hedge accounting	5,819	625,964	—	—	—	—	625,964
TOTAL	117,715	1,112,694	404,639	65,237	—	—	1,582,570

	December 31, 2018
		Notional amount
	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
Financial Derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	(1,157)	697,840	—	—	—	—	697,840
Cash flow hedge	(1,157)	697,840	—	—	—	—	697,840
Exchange rate hedge:	109,702	441,328	229,689	172,912	—	—	843,929
Cash flow hedge	93,362	369,655	229,689	90,327	—	—	689,671
Fair value hedge	16,340	71,673	—	82,585	—	—	154,258
Derivatives not designated for hedge accounting	23,584	577,390	—	—	—	—	577,390
TOTAL	132,129	1,716,558	229,689	172,912	—	—	2,119,159

The contractual maturities of hedging and non-hedging derivatives do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

22.3    Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.g.

The following table presents financial assets and liabilities measured at fair value as of June 30, 2019 and December 31, 2018:

	6-30-2019	Fair Value Measured at End of Reporting Period Using:
	(Unaudited)	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	103,465	—	103,465	—
Financial derivatives designated as fair value hedge	13,666	—	13,666	—
Financial derivatives not designated for hedge accounting	10,633	—	10,633	—
Financial assets at fair value with changes in other comprehensive income	709	—	709	—
Financial assets at fair value through profit or loss	2,644,717	78,260	2,566,457	—
Total	2,773,190	78,260	2,694,930	—
Financial Liabilities
Financial derivatives designated as cash flow hedge	5,235	—	5,235	—
Financial derivatives not designated for hedge accounting	4,814	—	4,814	—
Total	10,049	—	10,049	—

		Fair Value Measured at End of Reporting Period Using:
	12-31-2018	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	97,498	—	97,498	—
Financial derivatives not designated for hedge accounting	16,655	—	16,655	—
Financial derivatives not designated for hedge accounting	23,584	—	23,584	—
Financial assets at fair value with changes in other comprehensive income	753	—	753	—
Financial assets at fair value through profit or loss	2,477,021	105,386	2,371,635	—
Total	2,615,511	105,386	2,510,125	—
Financial Liabilities
Financial derivatives designated as cash flow hedge	5,293	—	5,293	—
Financial derivatives designated as fair value hedge	315	—	315	—
Total	5,608	—	5,608	—

23.           TRADE AND OTHER CURRENT AND NON-CURRENT PAYABLES

The detail of Trade and Other Current Payables as of June 30, 2019 and December 31, 2018 is as follows:

	Current		Non-Current
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
Trade and Other Payables	ThUS$	ThUS$	ThUS$	ThUS$
Trade current payables
Energy suppliers	997,454	1,069,698	182,176	194,586
Fuel and gas suppliers	21,561	19,296	—	—
Payables for goods and services	892,894	908,269	11,397	12,094
Payables for assets acquisitions	38,792	109,457	14,973	15,066
Subtotal Trade Payables	1,950,701	2,106,720	208,546	221,746

Other payables
Dividends payable to non-controlling interests	128,871	218,424	—	—
Payables to CAMMESA (1) (3)	212,333	304,259	115,618	183,843
Fines and complaints (2) (3)	70,567	164,123	90,686	—
Research and development	109,074	110,996	107,488	99,334
Taxes payables other than income tax	218,143	220,722	1,882	2,165
Accounts payables to staff	162,531	196,351	—	103
PIS/COFINS on VAT (payable to consumers) (4)	—	—	1,653,740	—
Regulatory Liabilities Brazilian Subsidiaries	571,568	568,085	244,391	401,029
Agreement Enel Distribución Sao Paulo with Eletrobras (5)	86,700	—	258,252	—
Other payables	274,780	226,567	20,885	24,836
Subtotal other current payables	1,834,567	2,009,527	2,492,942	711,310

Total	3,785,268	4,116,247	2,701,488	933,056

See Note 21.4 for the description of the liquidity risk management policy.

(1)              As of June 30, 2019, the balance includes ThUS$169,904 from our subsidiary Edesur related to the payables for energy purchases from CAMMESA (ThUS$257,715 as of December 31, 2018). In addition, it included a total amount of ThUS$158,047 (ThUS$230,387 as of December 31, 2018) related to the loan agreements signed with CAMMESA for (i) financing the functional operational needs of the power generating plant of our subsidiary Enel Generación Costanera, (ii) financing the maintenance needs of the turbosteam generators in our subsidiary Dock Sud, and (iii) financing the Extraordinary Investment Plan our subsidiary Edesur.

(2)              Corresponds mainly to fines and complaints that our Argentine subsidiary Edesur S.A. has received during the current and prior years from the regulatory agency due to business service quality, technical product quality, and public safety. These fines have not been paid, as some were suspended under the Agreement Act signed in 2007 with the Argentine government, the amount of these fines and complaints is updated in line with the adjustments to the value added from distribution as part of tariff reviews. As of June 30, 2019 as a result of application of ENRE Resolution No. 1/2016, the financial update of those fines and complaints resulted in an  expense of ThUS$87,190 (ThUS$48,555 as of December 31, 2018)

(3)              On June 14, 2019, the Extraordinary Shareholders’ Meeting of Edesur ratified the agreement reached with the Government Secretariat of Energy (acting on behalf of the Argentine National State) in relation to the Regularization of Obligations. This agreement ended the outstanding reciprocal claims that arose in the 2006-2016 transition period. In this agreement, Edesur agreed to pay off remaining debts that arose in the above-mentioned transition period and committed to make investments in addition to those established in the Comprehensive Tariff Review for a total amount of ThUS$ 100,216 (approximately ARS 4,280 million). These expenses will be made over a maximum period of 5 years, and they are designed to contribute to the improvement, reliability and security of the service.

In turn, the Argentine National State agreed to assume Edesur’s obligations arising from debts related to loan agreements, energy purchases and corporate debts generated in the years 2017 and 2018, and it also committed to forgive sanctions payable to the Public Administration.  The total amount committed under these items is ThUS$ 279,479 (approximately ARS 11,934 million), a reduction in liabilities that was accounted for as Other operating income. (See Note 27).

(4)             See Note 10, discussing the recoverable PIS/COFINS Taxes.

(5)             This corresponds to an agreement between Enel Distribución Sao Paulo and Eletrobrás ending a lawsuit between both parties dating from 1986. These amounts were duly provisioned (see Notes 24 and 34.3.b.33).

The detail of trade payables, both up to date and past due as of June 30, 2019 and December 31, 2018 are presented in Appendix 3.

24.           PROVISIONS

a)                 The detail of provisions as of June 30, 2019 and December 31, 2018, is as follows:

	Current		Non-Current
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
Provisions	ThUS$	ThUS$	ThUS$	ThUS$

Provisions for legal proceedings	236,774	387,763	993,896	1,303,973
Decommissioning or restoration (*)	25,235	30,245	61,487	57,475
Other provisions	4,940	4,855	3,418	2,528

Total	266,949	422,863	1,058,801	1,363,976

(*)              The restoration plan includes obligations for 24 years from its inception, i.e., a 4-year pilot project and then 20 years for the completion of the proposed plan. Also, there are permanent obligations derived from the environmental license that must be complied with throughout the life of the project.

The schedule and amounts expected to be disbursed in connection with these provisions are uncertain and depend on the resolution of specific matters related to each of them.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the related matters.

b)                 Changes in provisions for the six-month periods ended June 30, 2019 and for the year ended December 31, 2018, are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Opening balance as of January 1, 2019	1,691,736	87,720	7,383	1,786,839
Increase (decrease) in existing provisions (1)	(435,736)	(588)	8,618	(427,706)
Provision used	(73,485)	(5,433)	(7,058)	(85,976)
Increase from adjustment to time value of money	86,601	3,436	(324)	89,713
Foreign currency translation	(2,392)	1,587	(261)	(1,066)
Transfer to P&L	(36,054)	—	—	(36,054)
Total Changes in Provisions	(461,066)	(998)	975	(461,089)
Closing balance as of June 30, 2019 (Unaudited)	1,230,670	86,722	8,358	1,325,750

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Opening balance as of January 1, 2018	828,490	90,278	11,503	930,271
Increase (decrease) in existing provisions	331,820	14,798	(38,889)	307,729
Acquisition of Business combination	869,545	—	65,943	935,488
Provision used	(159,421)	(13,855)	(31,138)	(204,414)
Increase from adjustment to time value of money	143,917	2,997	280	147,194
Foreign currency translation	(232,915)	(6,498)	(316)	(239,729)
Transfer to P&L	(89,700)	—	—	(89,700)
Total Changes in Provisions	863,246	(2,558)	(4,120)	856,568
Closing balance as of December 31, 2018	1,691,736	87,720	7,383	1,786,839

(1)             It includes reclassification of Trade and other payables originating in an agreement between Enel Distribución Sao Paulo and Eletrobrás ending a lawsuit between both parties dating from 1986 (see Notes 23 and 34.3.b.33).

25.           EMPLOYEE BENEFIT OBLIGATIONS

25.1 General information

The Company and certain of its subsidiaries in Brazil, Colombia, Peru and Argentina granted various post-employment benefits for all or certain of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the policy described in Note 3.m.1, and include primarily the following:

a)                 Defined benefit plans:

•                      Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•                      Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range from 5 to 15 years.

b)                 Other benefits

Five-year benefit: A benefit certain employees receive after 5 years and which begins to accrue from the second year onwards.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

Seniority bonuses:

There is an agreement to give workers (“subject to the collective agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work based on the following:

Years of Service	Benefit
5, 10, 15	1 monthly salary
20	1.5 monthly salary
25, 30, 35, 40	2.5 monthly salaries

Health plan: Corresponds to a medical and dental benefit granted to the immediate family of retired employees of Emgesa. The benefit covers the immediate family, and in the event of the death of the beneficiary, the benefit is extended for six months, after which time the benefit is no longer provided.

c)                  Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

25.2    Details, changes and presentation in financial statements

a)                 The post-employment obligations associated with defined benefits plans and the related plan assets as of June 30, 2019 and December 31, 2018, are detailed as follows:

General ledger accounts:

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
	ThUS$	ThUS$

Post-employment obligations, non-current	1,336,779	1,343,507

Total Liabilities	1,336,779	1,343,507

Total Post-Employment Obligations, Net	1,336,779	1,343,507

Reconciliation with general ledger accounts:

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
	ThUS$	ThUS$

Post-employment obligations	4,476,998	4,235,466
(-) Fair value of plan assets (*)	(3,169,195)	(2,919,501)

Total	1,307,803	1,315,965

Amount not recognized due to limit on Plan Assets Ceiling (**)	22,809	21,463
Minimum funding required (IFRIC 14) (***)	6,167	6,079

Total Post-Employment Obligations, Net	1,336,779	1,343,507

(*)             Plan assets to fund defined benefit plans only in our Brazilian subsidiaries (Enel Distribución Rio S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo and Enel Distribución Goiás).

(**)      In Enel Distribución Ceará S.A., certain pension plans currently have an actuarial surplus amounting to ThUS$22,809 as of June 30, 2019 (ThUS$21,463 as of December 31, 2018), which actuarial surplus was not recognized as an asset in accordance with IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, because the Complementary Social Security

(SPC) regulations - CGPC Resolution No. 26/2008 states that the surplus can only be used by the sponsor if the contingency reserve on the balance sheet of the Foundation is at the maximum percentage (25% of reserves). This ensures the financial stability of the plan based on the volatility of these obligations. If the surplus exceeds this limit, it may be used by the sponsor to reduce future contributions or be reimbursed to the sponsor.

(***)In Enel Distribución Rio S.A., there has been recognized in accordance with the provisions of IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction an additional liability as of June 30, 2019 for ThUS$6,167 (ThUS$6,079 as of December 31, 2018). This corresponds to actuarial debt contracts that the company signed with Brasiletros (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Rio S.A.). This was done to equalize deficits on certain pension plans, since the sponsor assumes responsibility for these plans, in accordance with current legislation.

b)                 The following amounts were recognized in the consolidated statement of comprehensive income for the six-month periods ended June 30, 2019 and 2018:

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Expense Recognized in Comprehensive Income	ThUS$	ThUS$
Current service cost for defined benefits plan	5,078	2,356
Interest cost for defined benefits plan	183,715	75,574
Interest income from the plan assets	(128,745)	(53,793)
Past Service Costs	—	14
Interest cost on asset ceiling components	1,034	—

Total expense recognized in Comprehensive Income	61,082	24,151

c)                  The presentation of net actuarial liabilities as of June 30, 2019 and December 31, 2018, are as follows

Net Actuarial Liability	ThUS$
Opening balance as of January 1, 2018	388,931
Net interest cost	83,421
Service cost	6,383
Benefits paid	(15,778)
Contributions paid	(94,629)
Actuarial (gains) losses from changes in financial assumptions	272,123
Actuarial (gains) losses from changes in experience adjustments	71,519
Return on plan assets, excluding interest	(121,042)
Changes in the asset limit	(25,081)
Minimum finding required (IFRIC 14)	(19,992)
Past service cost Defined benefit plan obligations	(850)
Defined benefit plan obligations from business combinations	870,687
Transfer of employees	88
Foreign currency translation differences	(72,273)
Closing balance as of December 31, 2018	1,343,507
Net interest cost	56,004
Service cost	5,078
Benefits paid	(6,919)
Contributions paid	(78,058)
Transfer of employees	(105)
Foreign currency translation differences	17,272
Closing balance as of June 30, 2019 (Unaudited)	1,336,779

d)                 The balance and changes in post-employment defined benefit obligations for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

Actuarial Value of Post-employment Obligations	ThUS$
Opening balance as of January 1, 2018	1,063,551
Service cost	6,383
Interest cost	269,331
Contributions from plan participants	1,781
Actuarial (gains) losses from changes in financial assumptions	272,123
Actuarial (gains) losses from changes in experience adjustments (*)	71,519
Foreign currency translation	(196,015)
Contributions paid	(275,600)
Past service cost Defined benefit plan obligations	(850)
Obligation assumed for defined benefit plan as part of a business combination	3,023,155
Transfer of employees	88
Closing balance as of December 31, 2018	4,235,466
Service cost	5,078
Interest cost	183,715
Foreign currency translation	59,763
Contributions paid	(6,919)
Transfer of employees	(105)

Closing balance as of June 30, 2019 (Unaudited)	4,476,998

As of June 30, 2019, the post-employment benefit obligations are allocated as follows: 0.06% is from defined benefit plans in the Chilean holding company (0.06% as of December 31, 2018), 96.74% is from defined benefit plans in Brazilian companies (96.56% as of December 31, 2018), 2.76% is from defined benefit plans in Colombian companies (2.91% as of December 31, 2018), 0.32% is from defined benefit plans in Argentine companies (0.35% as of December 31, 2018), and the remaining 0.12% is from defined benefit plans in Peruvian companies (0.12% as of December 31, 2018).

Changes in the fair value of the benefit plan assets are as follows:

Fair Value of Plan Assets	ThUS$
Opening balance as of January 1, 2018	(751,669)
Interest income	(190,283)
Return on plan assets, excluding interest	(121,042)
Foreign currency translation differences	132,549
Employer contributions	(94,629)
Benefit paid	(1,781)
Benefits	259,822
Defined benefit plan obligations from business combinations	(2,152,468)
Closing balance as of December 31, 2018	2,919,501
Interest income	(128,745)
Foreign currency translation differences	(42,891)
Employer contributions	(78,058)

Closing balance as of June 30, 2019 (Unaudited)	(3,169,195)

e)                  The main categories of benefit plan assets are as follows:

	6-30-2019 (Unaudited)		12-31-2018
Category of Plan Assets	ThUS$	%	ThUS$	%
Equity instruments (variable income)	254,101	8.02%	233,854	8.01%
Fixed-income assets	2,624,601	82.82%	2,418,502	82.84%
Real estate investments	158,482	5.00%	145,879	5.00%
Other	132,011	4.17%	121,266	4.15%
Total	3,169,195	100%	2,919,501	100%

The plans for retirement benefits and pension funds held by our Brazilian subsidiaries, Enel Distribución Rio S.A., Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo, maintain investments as determined by the resolutions of the National Monetary Council, ranked in fixed income, equities and real estate. Fixed income investments are predominantly invested in federal securities. Regarding equities, Faelce (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Ceará) holds common shares of Enel Distribución Ceará; Brasiletros (a similar institution for employees of Enel Distribución Rio), Eletra (an institution pension fund exclusively for employees and retired staff Enel Distribución Goiás) and FUNCESP (an institution providing pension funds responsible for the management of benefits plans sponsored by Enel Distribución Sao Paulo) holds shares in investment funds with a portfolio traded on Bovespa (the São Paulo Stock Exchange). Finally, with regards to real estate, the foundations Faelce and Brasiletros have properties that are currently leased to Enel Distribución Rio and Enel Distribución Ceará, while in Eletra the real estate investments are exclusively for the own use of the foundation.

The following table sets forth the assets affected by the plans and invested in shares, leases and real estate owned by the Group:

	6-30-2019 (Unaudited)	12-31-2018
	ThUS$	ThUS$

Real Estate	28,275	30,405
Total	28,275	30,405

f)                   Reconciliation of asset ceiling:

Reconciliation of Asset Ceiling	ThUS$
Opening balance as of January 1, 2018	47,918
Interest on assets not recognized	4,373
Other changes in assets not recognized due to asset limit	(25,081)
Foreign currency translation differences	(5,747)
Closing balance as of December 31, 2018	21,463
Interest on assets not recognized	1,034
Foreign currency translation differences	312
Closing balance as of June 30, 2019 (Unaudited)	22,809

25.3    Other revelations

•                      Actuarial assumptions:

As of June 30, 2019 and December 31, 2018, the following assumptions were used in the actuarial calculation of defined benefit plans:

	Chile		Brazil		Colombia		Argentina		Peru
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
Discount rates used	4.70%	4.70%	7.90% - 9.15%	7,90% - 9,15%	6.80%	6.80%	34.7% - 34.9%	34.7% - 34.9%	6.17%	6.17%
Expected rate of salary increases	3.80%	3.80%	5.04% - 6.08%	5.04% - 6.08%	5.00%	5.00%	28.3% - 28.5%	28.3% - 28.5%	4.00%	4.00%
Mortality tables	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	AT 2000	AT 2000	RV 2008	RV 2008	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014
Turnover rate	4.75%	4.75%	6.60%	6.60%	0.46%	0.46%	1.40%	1.40%	4.25%	4.25%

•                      Sensitivity:

As of June 30, 2019, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThUS$354,324 (ThUS$349,448 as of December 31, 2018) if the rate rises and an increase of ThUS$420,195 (ThUS$414,404 as of December 31, 2018) if the rate falls.

•                      Defined contribution:

The contributions made to the defined contribution plans are recorded in the item “employee expenses” in the consolidated statement of comprehensive income. The amounts recorded for this concept for the six-month periods ended June 30, 2019 and 2018 were ThUS$6,517 and ThUS$4,858, respectively.

•                      Future disbursements:

The estimates available indicate that ThUS$146,905 (net effect) will be disbursed for defined benefits in 2019.

•                      Length of commitments:

The Group’s obligations have a weighted average length of 9.41 years, and the outflows of benefits for the next 10 years and more is expected to be as follows:

Years	ThUS$
1	281,186
2	354,268
3	345,477
4	338,766
5	333,060
6 to 10	1,537,047

•                      Multi-employer plans Enel Distribución Sao Paulo:

FUNCESP is the entity in charge of the benefit plans sponsored by Enel Distribución Sao Paulo. Through negotiations with representative trade unions, the company reformulated the plan in 1997, considering as its main characteristic a mixed model made up by 70% of the actual wage contributed as defined benefit and 30% of the actual wage contributed as established contribution. The purpose of this reformulation was to consider the actuarial technical deficit and to reduce the risk of future deficits.

The cost of the defined benefit plan is evenly divided between the Company and the employees according to the rates mentioned above. The rates representing the costs vary between 1.45% and 4.22%, according to the range of wages and they are annually reassessed by an independent actuary. The cost of the defined contribution is based on the percentage freely chosen by the participant (from 1% to 100% over 30% of the actual wage contributed), with a contribution of the Company of up to the limit of 5% over the 30% basis of the contribution remuneration.

The Settled Proportional Supplementary Benefit - BSPS guarantees the plan participating employees that adhered to the model implemented in the Company’s privatization. This benefit will ensure the proportional value corresponding to the previous service period to the adherence date to the new mixed plan. This benefit will be paid from the date in which the participant completes the minimum times required under the regulation of the new plan.

26.           EQUITY

26.1    Equity attributable to the shareholders of Enel Américas

26.1.1     Subscribed and paid capital and number of shares

The issued capital of the Company as of June 30, 2019 was ThUS$6,763,296, divided into 57,453,212,073 authorized, subscribed and paid-in shares. As of June 30, 2018, the issued capital was ThUS$6,763,204, divided into 57,452,641,516 authorized, subscribed and paid-in shares. All of the shares issued by the Company are subscribed and paid, and they are listed for trade on the Bolsa de Comercio de Santiago de Chile, the Bolsa Electrónica de Chile, and the New York Stock Exchange (NYSE).

As of June 30, 2019 and December 31, 2018, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

At the Extraordinary Shareholders’ Meeting of Company held on April 30, 2019, the shareholders agreed to increase the corporate capital by ThUS$3,000,000 by issuing 18,729,788,686,ordinary shares no-par value of the same series. The purpose of this capital increase is to enable the Company’s subsidiary Enel Brasil to repay a loan provided by Enel Finance International N.V., which in turn paid off bank debts associated with the acquisition of the Brazilian company Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. (currently Enel Distribución Sao Paulo), and also to restructure the liabilities of the latter’s pension funds.

All new ordinary shares will be offered preferably to shareholders on a pro rata basis based on the shares they own as of record in the Enel Americas Shareholders Registry, over two subscription periods. The first period began on June 27, 2019 and expires on July 26, 2019.

Shares that are not subscribed during the first subscription period and those corresponding to fractions arising as a result of pro-rata allocation among shareholders will be offered for a period of 24 days in a second subscription period only to those shareholders or third parties that subscribed and paid for shares in the capital increase during the first subscription period, at the same price at which they are offered during the first subscription period and pro rata based on the shares that have been subscribed and paid for during the first subscription period.

The new shares that are issued in the capital increase must be fully subscribed and paid for within the period of one year from the date of the Extraordinary Shareholders’ Meeting. The Board of Directors of Enel Américas is authorized to refrain from offering the shares at the expiry of such one year period, in which case the capital will be reduced to the amount actually paid in at the expiration of the one year period indicated above.

At a meeting held on June 26, 2019, the Board of Directors of the Company established the subscription price for the 18,729,788,686 new shares offered to shareholders, both in the first and second subscription periods, at US$0.162108214203236 per share. At the date of issuance of these consolidated financial statements, 570,557 shares were subscribed in the first subscription period, raising an amount of ThUS$ 92 (see note 39, Subsequent Events).

The expenses incurred in the issuance and placement of shares were recognized in Other reserves. (See Note 26.5.c).

Treasury shares

The treasury shares at January 1, 2017 are ThUS$139,630 divided into 872,333,871 shares, and were acquired as part of the merger process as follows:

•                      129,829,692 shares for a total amount of ThUS$21,517 acquired from the minority shareholders of the Company, Endesa Américas and Chilectra Américas, who disagreed with respect to the merger and exercised their withdrawal rights.

•                      742,504,179 shares for a total amount of ThUS$118,113 corresponding to the shares of Endesa Américas acquired in the tender offer.

At the April 27, 2017, Extraordinary Shareholders’ meeting of Enel Américas, approved the cancellation of treasury shares acquired as a result of the merger process and the consequent reduction of the share capital by the same amount.

26.1.2     Dividends

The following table sets forth the dividends paid in the last three years:

Dividend No.	Type of Dividend	Date of Agreement	Payment Date	Total ThUS$	Dolar per Share	Charged to
94	Interim	11/24/2016	1/27/2017	81,873	0.00142	2016
95	Final	4/27/2017	5/26/2017	206,452	0.00359	2016
96	Interim	11/29/2017	1/26/2018	57,583	0.00100	2017
97	Final	4/26/2018	5/25/2018	296,939	0.00517	2017
98	Interim	11/26/2018	1/25/2019	76,900	0.00134	2018
99	Final	4/30/2019	5/10/2019	403,652	0.00703	2018

26.2    Foreign currency translation reserves

The following table sets forth foreign currency translation differences attributable to the shareholders of the Company for the six-month periods ended June 30, 2019 and 2018:

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Reserves for Accumulated	ThUS$	ThUS$
Empresa Distribuidora Sur S.A.	(432,918)	(131,741)
Compañía Distribuidora y Comercializadora de Energía S.A.	121,474	151,343
Enel Distribución Perú S.A.	54,301	56,834
Dock Sud, S.A.	(73,229)	(42,139)
Enel Brasil S.A.	(1,084,366)	(1,053,842)
Enel Generación Costanera S.A.	(52,216)	(20,266)
Emgesa S.A. E.S.P.	(24,157)	22,618
Enel Generación El Chocón S.A.	(262,464)	(186,172)
Enel Perú S.A.	190,022	—
Enel Generación Perú S.A.	(88,167)	106,135
Enel Generación Piura S.A.	8,434	11,787
Otros	(27,477)	(8,936)
TOTAL	(1,670,763)	(1,094,379)

26.3    Capital Management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a robust financial position.

26.4    Restrictions on subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Group. The Group’s restricted net assets as of June 30, 2019 from its subsidiaries Enel Distribución Rio, Enel Distribución Ceará, Enel Distribución Perú and Enel Generación Piura were ThUS$1,507,745, ThUS$26,130, ThUS$332,021,  and ThUS$84,979, respectively.

26.5    Other reserves

Changes in other reserves for the six-month periods ended June 30, 2019 and 2018, are as follows:

	Balance as of 1/1/2019 ThUS$	2019 changes ThUS$	Balance as of 6-30-2019 (Unaudited) ThUS$

Exchange differences on translation (a)	(1,666,109)	(4,654)	(1,670,763)
Cash flow hedges (b)	(5,094)	11	(5,083)
Fair value through other comprehensive income	(397)	(294)	(691)
Other miscellaneous reserves (c)	(3,209,283)	121,379	(3,087,904)
TOTAL	(4,880,883)	116,442	(4,764,441)

	Balance as of 1/1/2018 ThUS$	2018 changes ThUS$	Balance as of 6-30-2018 (Unaudited) ThUS$
Exchange differences on translation (a)	(453,995)	(640,384)	(1,094,379)
Cash flow hedges (b)	(3,472)	1,686	(1,786)
Fair value through other comprehensive income	(175)	(173)	(348)
Other miscellaneous reserves (c)	(3,408,922)	—	(3,408,922)
TOTAL	(3,866,564)	(638,871)	(4,505,435)

(a)             Reserves for exchange differences on translation: These reserves arise primarily from exchange differences relating to: (i) Translation of the financial statements of our subsidiaries with functional currencies other than the US$ dollar (see Note 2.7.3); and (ii) Translation of goodwill arising from the acquisition of companies with functional currencies other than the US$ dollar (see Note 3.c).

(b)             Cash flow hedge reserves: These reserves represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 3.g.5).

c)                  Other miscellaneous reserves.

The main items and their effects are the following:

Other Miscellaneous Reserves	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$
Reserve for capital increase in 2013 (1)	(1,345,368)	(1,345,368)
Reserve for corporate reorganization (“Spin-off”) (2)	716,712	716,712
Reserve for subsidiaries transactions (3)	(439,290)	(439,290)
Reserve for transition to IFRS (4)	(1,490,605)	(1,490,605)
Reserve for merger of Enel Américas, Endesa Américas and Chilectra Américas (5)	(730,748)	(730,748)
Reserve for Tender Offer of Endesa Américas and withdrawal rights (6)	(57,101)	(57,101)
Argentine hyperinflation (7)	346,209	—
Reserve for capital increase year 2019 (8)	(18,951)	—
Other miscellaneous reserves (9)	(68,762)	(62,522)
Total	(3,087,904)	(3,408,922)

(1)             Reserve originated from the capital increase that the Company made during the first quarter of 2013.

(2)             Reserve for corporate reorganization (Spin-Offs of companies) completed on March 1, 2016. Corresponds to the effects from the reorganization of the Company and the separation of the Chilean business into a new entity, Enel Chile S.A..

(3)             Reserve from transactions with our subsidiaries. Corresponds to the effect of purchases of equity interests in subsidiaries that were accounted for as transactions between entities under common control.

(4)             Reserve for transition to IFRS. In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the price-level restatement of paid-in capital from the date of transition to IFRS, January 1, 2004, to December 31, 2008.

(5)             Reserve for merger of Endesa Américas and Chilectra Américas with and into the Company, completed on December 1, 2016. Represents the recognition of the difference between the capital increase in the Company and the carrying amount of the non-controlling interests that became part of the equity attributable to the equity owners of Enel Américas after completion of the Merger. The difference between the fair market value of the consideration received or paid and the amount by which the non-controlling interests is adjusted is being recognized in equity attributable to the owners of Enel Américas.

(6)             Reserve for Tender Offer of Endesa Américas and withdrawal rights. Represents the recognition of the difference between the carrying amount and the price paid for the non-controlling interests acquired in the Tender Offer for Endesa Américas, which resulted in a charge to other reserves for ThUS$56,578. Also, includes ThUS$523 related to recognition of the difference between the carrying amount and the price paid for the shares of those shareholders who exercised their withdrawal rights.

(7)             Corresponds to the effect that our subsidiaries in Argentina have recognized through the application of IAS 21 on equity accounts.

(8)             Reserve for Capital Increase year 2019. As of June 30, 2019 the Company has recorded a charge of ThUS$18,951, which corresponds to expenses for the issuance and placement of shares, determined according to the accounting criteria described in Note 3.t).

(9)             Other miscellaneous reserves from transactions made in prior years.

26.6    Non-controlling Interests

The detail of non-controlling interests as of and for the six-month periods ended June 30, 2019 and 2018, is as follows:

	Non-controlling interests
		Equity		Profit (Loss)
Companies	6-30-2019 (Unaudited) %	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$	6-30-2019 (Unaudited) ThUS$	3/31/2018 ThUS$
Enel Distribución Río S.A.	0.27%	2,518	2,471	36	62
Enel Distribución Ceará S.A.	26.00%	206,887	204,985	8,829	13,041
Enel Distribución Sao Paulo	4.12%	70,800	68,083	1,701	—
Compañía Distribuidora y Comercializadora de Energía S.A.	51.70%	438,976	439,727	61,282	52,524
Emgesa S.A. E.S.P.	51.52%	669,748	675,574	100,259	91,316
Enel Distribucion Perú S.A.	16.85%	112,507	104,792	11,019	8,762
Enel Generacion Perú S.A.	16.40%	134,028	128,863	9,141	11,685
Chinango S.A.C.	33.12%	38,039	36,158	3,142	3,469
Empresa Distribuidora Sur S.A.	27.91%	240,276	177,338	47,665	7,915
Enel Generacion Costanera S.A.	24.38%	36,260	34,353	12,395	499
Enel Generacion El Chocón S.A.	34.31%	100,432	102,131	10,033	40,333
Inversora Dock Sud S.A.	42.86%	73,735	60,390	8,448	13,831
Central Dock Sud S.A.	29.76%	72,921	59,687	8,351	13,706
Enel Generacion Piura S.A.	3.50%	5,335	4,924	410	315
Enel Distribución Goias	0.12%	1,064	1,033	13	21
Other	—	8,362	7,383	333	234
TOTAL		2,211,888	2,107,892	283,057	257,713

27.           REVENUE AND OTHER OPERATING INCOME

The detail of revenue presented in the statement of comprehensive income for the six-month periods ended June 30, 2019 and 2018, is as follows:

	Balance as of
Revenues	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$
Energy sales	5,861,044	5,026,941
Generation	1,029,893	1,064,008
Regulated customers	219,644	253,210
Unregulated customers	494,345	550,463
Spot market sales	303,706	256,699
Other customers	12,198	3,636
Distribution	4,831,151	3,962,933
Residential	2,719,015	1,857,526
Business	1,187,324	968,828
Industrial	467,391	380,215
Other customers	457,421	756,364
Other sales	29,319	22,614
Gas sales	19,618	16,749
Sales of other fuels	4,466	3,195
Sales of goods and services	5,235	2,670
Revenue from other services	603,014	413,247
Tolls and transmission	478,891	288,291
Metering equipment leases	60	67
Public lighting	2,065	2,110
Verifications and connections	2,977	3,010
Engineering and consulting services	391	345
Rental of public lighting infrastructure	74,474	58,046
Other services	44,156	61,378
Total revenues	6,493,377	5,462,802

	Balance as of
Other Operating Income	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$
Revenue from construction contracts	346,973	313,267
Regulatory agreement revenue (1)	279,479	—
Other income	108,340	88,324
Total other operating income	734,792	401,591

(1)             See Note 23 (3).

28.           RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the six-month periods ended June 30, 2019 and 2018, is as follows:

	Balance as of
Raw Materials and Consumables Used	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$
Energy purchases	(3,034,704)	(2,406,328)
Fuel consumption	(147,630)	(112,830)
Gas	(128,289)	(91,491)
Oil	(8,295)	(19,209)
Coal	(11,046)	(2,130)
Transportation costs	(551,776)	(422,409)
Costs from construction contracts	(346,973)	(313,267)
Other raw materials and consumables	(132,171)	(144,075)
Total	(4,213,254)	(3,398,909)

29.           EMPLOYEE BENEFITS EXPENSE

The detail of employee expenses for the six-month periods ended June 30, 2019 and 2018, are as follows:

	Balance as of
Employee Benefits Expenses	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$
Wages and salaries	(252,956)	(243,480)
Post-employment benefit obligations expense	(11,595)	(7,221)
Social security and other contributions	(149,133)	(124,240)
Other employee expenses	(18,266)	(44,898)
Total expenses for employee benefits	(431,950)	(419,839)

30.       DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses for the six-month periods ended June 30, 2019 and 2018, are as follows:

	Balance as of
	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$
Depreciation	(251,551)	(203,497)
Amortization	(228,825)	(136,755)
Subtotal	(480,376)	(340,252)
Impairment (losses) reversals (*)	(123,746)	(63,502)
Total	(604,122)	(403,754)

	Generation		Distribution		Balance as of
	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$	6-30-2019 (Unaudited) ThUS$	6-30-2018 (Unaudited) ThUS$
Financial assets (See Note 11)	(716)	3,341	(120,788)	(66,730)	(121,504)	(63,389)
Other financial assets	131	(117)	(2,373)	4	(2,242)	(113)
Total	(585)	3,224	(123,161)	(66,726)	(123,746)	(63,502)

31.           OTHER EXPENSES

Other miscellaneous operating expenses for the six-month periods ended June 30, 2019 and 2018, are as follows:

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Other expenses	ThUS$	ThUS$
Other supplies and services	(182,150)	(141,333)
Professional, outsourced and other services	(108,999)	(94,572)
Repairs and maintenance	(130,433)	(89,122)
Indemnities and fines	(5,808)	(7,065)
Taxes and charges	(17,663)	(12,421)
Insurance premiums	(19,687)	(19,874)
Leases and rental costs	(5,209)	(13,562)
Marketing, public relations and advertising	(3,474)	(3,704)
Other supplies	(115,767)	(85,025)
Travel expenses	(8,525)	(11,149)
Environmental expenses	(782)	(972)
Total	(598,497)	(478,799)

It includes research costs recognized as expenses for the six-month periods ended June 30, 2019 and 2018, of ThUS$379 and ThUS$461, respectively.

32.           FINANCIAL RESULTS

Financial income and costs for the six-month periods ended June 30, 2019 and 2018, are as follows:

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Financial Income	ThUS$	ThUS$
Cash and cash equivalents	92,506	56,643
Financial income on plan assets (Brazil) (2)	14	22
Financial income from concessions IFRIC 12 (Brazil) (1)	37,872	37,163
Interest collected to customers on energy bills and invoices	39,925	20,703
Other financial income	74,145	48,343
Total financial income	244,462	162,874

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Financial costs	ThUS$	ThUS$
Financial costs	(657,332)	(496,840)
Bank loans	(61,510)	(117,058)
Unsecured obligations (bonds)	(143,657)	(116,536)
Financial leasing	(6,953)	(3,219)
Valuation of financial derivatives	(10,247)	(16,505)
Financial provisions (3)	(89,713)	(65,660)
Capitalized borrowing costs	9,287	2,426
Post-employment benefit obligations (2)	(56,018)	(24,134)
Formalization of debt and other associated expenses	(8,089)	(14,209)
Financial expenses - related parties (4)	(127,859)	—
Other financial costs (5)	(162,573)	(141,945)
Gains (losses) from indexed assets and liabilities (**)	86,159	—
Foreign currency exchange differences (*)	61,031	117,463

Total financial costs	(510,142)	(379,377)

Total financial results	(265,680)	(216,503)

(**) See Note 7.

(1)             Corresponds to or the financial income updated (recognized for accounting purposes) six-month periods ended June 30, 2019 and 2018 of the unamortized, assets at the new replacement value at the end of the concession in the distributing companies Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás S.A. and Enel Distribución Sao Paulo S.A.

(2)             See Note 25.2

(3)             For the six-month period ended June 30, 2019, includes ThUS$48,842 (ThUS$43,307 for the six-month period ended June 30, 2018) of our subsidiary Edesur, corresponding to the financial cost generated by the update of the penalty for the quality of service due to the application of ENRE Resolution No. 1/2016 (See Note 23). Additionally, our Brazilian subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo, Enel Cien S.A. and Enel Distribución Goiás, have recognized ThUS$37,635 and ThUS$14,836 during the six-month periods ended June 30, 2019 and 2018, respectively, for accounting update of legal claims.

(4)             For the six-month period ended June 30, 2019, interest for debt with Enel Finance International NV is included for ThUS$114,800 (ThUS$0 for the six-month period ended June 30, 2018), related to the refinancing  for the  purchase of Enel Distribución Sao Paulo (see Note 12.d).

(5)             For the six-month period ended June 30, 2019 interest from the debt with CAMMESA is included for ThUS$57,878 (ThUS$54,152 for the six-month period ended June 30, 2018); banking expenses  for ThUS$37,422 (ThUS$33,645 for the six-month period ended June 30, 2018), financial costs for the sale of portfolio for ThUS$3,361 (ThUS$11,181 for the six-month period ended June 30, 2018); and others for ThUS$63,912 (ThUS$42,967 for the six-month period ended June 30, 2018).

(*)              The effects on financial results from exchange differences are originated from the following:

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Gains (losses) from Indexed Assets and Liabilities (*)	ThUS$	ThUS$
Hyperinflation Result (1)	86,159	—
Total	86,159	—

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Foreign Currency Exchange Differences (*)	ThUS$	ThUS$
Cash and cash equivalents	5,421	18,393
Other financial assets	92,618	320,395
Other non-financial assets	1,704	5,420
Trade and other receivables	10,947	37,663
Current tax assets and liabilities	—	1,524
Other financial liabilities (financial debt and derivative instruments)	(20,283)	(126,984)
Trade and other payables	(3,827)	(102,776)
Other non-financial liabilities	(25,549)	(36,172)
Total	61,031	117,463

(1)             See Note 7.

	Balance as of
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
Valuation Financial Derivatives	ThUS$	ThUS$
Gain (loss) on cash flow hedging derivative	(9,282)	(18,536)
Gain (loss) on fair value hedging derivatives	(965)	2,031
Total Exchange Differences	(10,247)	(16,505)

33.           INFORMATION BY SEGMENT

33.1     Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross management responsibilities (based on business and geographical areas of responsibility), and its subsidiaries are engaged in either the Generation and Transmission Business or the Distribution Business.

The Group adopted a “bottom-up” approach to determine its reportable segments. The Generation and Transmission and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12, taking into account the aggregation of the operating segments having similar economic drivers that are common in all countries.

Generation and Transmission Business: The Generation and Transmission Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers.

The following four operating segments have been aggregated into one combined set of information for the Generation and Transmission Reportable Segment:

Generation and Transmission Reportable Segment:

•                       Generation and Transmission Business in Argentina

•                       Generation and Transmission Business in Brazil

•                       Generation and Transmission Business in Colombia

•                       Generation and Transmission Business in Peru

The Generation and Transmission Business is conducted: in Argentina through Enel Trading Argentina (formerly Cemsa), Central Dock Sud, Enel Generación Costanera, and Enel Generación El Chocón; in Brazil through EGP Cachoeira Dourada, Enel CIEN, EGP Proyecto I and Fortaleza; in Colombia through Emgesa; and in Peru through Enel Generación Perú and Enel Generación Piura.

Distribution Business: The Distribution Reportable Segment is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers in four different countries.

The following four operating segments have been aggregated into one combined set of information for the Distribution Reportable Segment:

Distribution Reportable Segment:

•                       Distribution Business in Argentina

•                       Distribution Business in Brazil

•                       Distribution Business in Colombia

•                       Distribution Business in Peru

The Distribution Business is conducted: in Argentina through Edesur; in Brazil through Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás and Enel Distribución Sao Paulo (formerly Eletropaulo); in Colombia through Codensa; and in Peru through Enel Distribución Perú.

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation and Transmission Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the parent company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation and Transmission, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

(a)              the nature of the activities: Generation and Transmission on one hand, and Distribution on the other;

(b)              the nature of the production processes: the Generation and Transmission Business deals with the generation of electricity and its transmission to dispatch centers, while the Distribution Business does not generate electricity, but distributes electricity to end customers;

(c)               the type or class of customer for their products and services: the Generation and Transmission Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

(d)              the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and

(e)               the nature of the regulatory environment (public utilities): the regulatory frameworks differs in the Generation and Transmission Business and Distribution Business

The Company’s chief operating decision maker (“CODM”) in conjunction with the country managers reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s finalized in the last quarter of 2016, consolidated financial statements.

The following tables present details of this information by reportable segment:

33.2   Generation and transmission, distribution and others

Line of business	Generation and Transmission		Distribution		Holdings, Eliminations and Others		Total
ASSETS	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$
CURRENT ASSETS	1,587,756	1,637,118	4,595,998	4,219,859	183,244	527,009	6,366,998	6,383,986
Cash and cash equivalents	509,212	741,159	565,361	599,445	334,877	563,681	1,409,450	1,904,285
Other current financial assets	152,956	133,524	70,037	42,367	13,412	34,502	236,405	210,393
Other current non-financial assets	95,561	45,867	261,755	221,676	42,948	40,189	400,264	307,732
Trade and other current receivables	530,266	505,920	3,320,767	3,037,418	8,308	7,684	3,859,341	3,551,022
Current accounts receivable from related parties	225,841	141,223	17,377	16,585	(230,283)	(143,471)	12,935	14,337
Inventories	58,119	55,723	324,989	283,369	272	306	383,380	339,398
Current tax assets	15,801	13,702	29,796	13,174	13,710	24,118	59,307	50,994

Non-current assets or disposal groups held for sale or held for distribution to owners	—	—	5,916	5,825	—	—	5,916	5,825

NON-CURRENT ASSETS	5,920,754	5,782,238	17,278,540	15,020,507	145,413	209,625	23,344,707	21,012,370
Other non-current financial assets	361,592	366,602	2,631,069	2,429,718	157	155	2,992,818	2,796,475
Other non-current non-financial assets	29,863	21,552	2,882,248	1,114,885	3,816	4,271	2,915,927	1,140,708
Trade and other non-current receivables	363,935	408,367	395,569	498,083	58	58	759,562	906,508
Non-current accounts receivable from related parties	3,375	3,664	95	108	(2,143)	(2,120)	1,327	1,652
Investments accounted for using the equity method	477,986	379,400	383	372	(476,660)	(377,176)	1,709	2,596
Intangible assets other than goodwill	57,068	52,076	5,794,630	5,761,420	14,809	13,793	5,866,507	5,827,289
Goodwill	11,199	10,729	671,665	662,218	543,800	532,623	1,226,664	1,205,570
Property, plants and equipment	4,584,220	4,513,951	4,528,480	4,167,112	9,668	5,764	9,122,368	8,686,827
Investment properties	—	—	10,795	11,708	—	—	10,795	11,708
Deferred tax assets	31,516	25,897	363,606	374,883	51,908	32,257	447,030	433,037

TOTAL ASSETS	7,508,510	7,419,356	21,874,538	19,240,366	328,657	736,634	29,711,705	27,396,356

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Generation and Transmission		Distribution		Holdings, Eliminations and Others		Total
LIABILITIES AND EQUITY	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$	6-30-2019 (Unaudited) ThUS$	12-31-2018 ThUS$
CURRENT LIABILITIES	1,689,345	1,682,438	4,802,955	5,064,636	2,510,461	2,903,682	9,002,761	9,650,756
Other current financial liabilities	571,316	557,288	628,236	701,883	367,426	388,928	1,566,978	1,648,099
Trade and other current payables	762,742	748,149	2,983,181	3,175,386	39,345	192,712	3,785,268	4,116,247
Current accounts payable to related parties	152,311	112,196	750,650	586,817	2,078,484	2,297,655	2,981,445	2,996,668
Other current provisions	74,691	74,524	191,027	347,174	1,231	1,165	266,949	422,863
Current tax liabilities	69,300	150,391	58,211	42,357	—	176	127,511	192,924
Other current non-financial liabilities	58,985	39,890	187,755	207,184	23,975	23,046	270,715	270,120

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	—	—	3,895	3,835	—	—	3,895	3,835

NON-CURRENT LIABILITIES	1,518,235	1,671,572	9,110,926	6,625,127	603,084	617,001	11,232,245	8,913,700
Other non-current financial liabilities	964,365	1,117,237	3,841,950	2,903,618	599,870	601,013	5,406,185	4,621,868
Trade and other non-current payables	11,209	44,893	2,679,343	877,703	10,936	10,460	2,701,488	933,056
Non-current accounts payable to related parties	14,221	5,253	—	—	(14,221)	(5,253)	—	—
Other long-term provisions	63,152	61,377	995,099	1,302,189	550	410	1,058,801	1,363,976
Deferred tax liabilities	340,297	317,075	280,802	221,237	3,308	7,758	624,407	546,070
Non-current provisions for employee benefits	31,938	32,073	1,302,200	1,308,821	2,641	2,613	1,336,779	1,343,507
Other non-current non-financial liabilities	93,053	93,664	11,532	11,559	—	—	104,585	105,223

EQUITY	4,300,930	4,065,346	7,960,657	7,550,603	(2,784,888)	(2,784,049)	9,476,699	8,831,900
Equity attributable to shareholders of Enel Américas	4,300,930	4,065,346	7,960,657	7,550,603	(2,784,888)	(2,784,049)	7,264,811	6,724,008
Issued capital	1,524,504	1,501,469	3,705,923	3,599,197	1,532,869	1,662,538	6,763,296	6,763,204
Retained earnings	1,277,398	1,384,478	(331,315)	(507,273)	4,319,873	3,964,482	5,265,956	4,841,687
Share premium	39,855	39,202	59,592	58,677	(99,447)	(97,879)	—	—
Treasury shares	—	—	(12,885)	(12,704)	12,885	12,704	—	—
Other reserves	1,459,173	1,140,197	4,539,342	4,412,706	(8,551,068)	(8,325,894)	(4,764,441)	(4,880,883)

Non-controlling interests	—	—	—	—	—	—	2,211,888	2,107,892

Total Liabilities and Equity	7,508,510	7,419,356	21,874,538	19,240,366	328,657	736,634	29,711,705	27,396,356

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Generation and Transmission		Distribution		Holdings, Eliminations and Others		Total
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENTS OF PROIT (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE AND OTHER OPERATING INCOME	1,494,163	1,542,251	6,148,846	4,713,219	(414,840)	(391,077)	7,228,169	5,864,393
Revenues	1,473,506	1,501,718	5,434,104	4,352,324	(414,233)	(391,240)	6,493,377	5,462,802
Energy sales	1,410,091	1,405,497	4,843,399	3,963,246	(392,446)	(341,802)	5,861,044	5,026,941
Other sales	24,093	20,003	5,226	2,611	—	—	29,319	22,614
Other services rendered	39,322	76,218	585,479	386,467	(21,787)	(49,438)	603,014	413,247
Other operating income	20,657	40,533	714,742	360,895	(607)	163	734,792	401,591

RAW MATERIALS AND CONSUMABLES USED	(561,531)	(589,085)	(4,069,182)	(3,201,451)	417,459	391,627	(4,213,254)	(3,398,909)
Energy purchases	(235,452)	(331,014)	(3,191,855)	(2,444,217)	392,603	368,903	(3,034,704)	(2,406,328)
Fuel consumption	(147,630)	(112,830)	—	—	—	—	(147,630)	(112,830)
Transportation expenses	(127,769)	(95,440)	(450,824)	(354,116)	26,817	27,147	(551,776)	(422,409)
Other miscellaneous supplies and services	(50,680)	(49,801)	(426,503)	(403,118)	(1,961)	(4,423)	(479,144)	(457,342)

CONTRIBUTION MARGIN	932,632	953,166	2,079,664	1,511,768	2,619	550	3,014,915	2,465,484

Other work performed by the entity and capitalized	3,489	4,800	82,303	80,611	34	—	85,826	85,411
Employee benefits expense	(59,096)	(72,223)	(359,948)	(334,266)	(12,906)	(13,350)	(431,950)	(419,839)
Other expenses	(66,176)	(66,439)	(497,572)	(383,139)	(34,749)	(29,221)	(598,497)	(478,799)

GROSS OPERATING RESULT	810,849	819,304	1,304,447	874,974	(45,002)	(42,021)	2,070,294	1,652,257

Depreciation and amortization expense	(131,907)	(111,994)	(348,490)	(228,716)	21	458	(480,376)	(340,252)
Impairment (losses) reversals recognized in profit or loss	(585)	3,223	(123,344)	(66,654)	183	(71)	(123,746)	(63,502)

OPERATING INCOME	678,357	710,533	832,613	579,604	(44,798)	(41,634)	1,466,172	1,248,503

FINANCIAL RESULT	22,911	37,225	(163,922)	(186,289)	(124,669)	(67,439)	(265,680)	(216,503)
Financial income	106,443	40,959	135,336	112,827	2,683	9,088	244,462	162,874
Cash and cash equivalents	68,464	34,123	15,884	12,491	8,158	10,029	92,506	56,643
Other financial income	37,979	6,836	119,452	100,336	(5,475)	(941)	151,956	106,231
Financial costs	(99,986)	(109,181)	(412,701)	(348,236)	(144,645)	(39,423)	(657,332)	(496,840)
Bank borrowings	(7,184)	(10,739)	(48,311)	(88,787)	(6,015)	(17,532)	(61,510)	(117,058)
Secured and unsecured obligations	(40,264)	(52,315)	(90,777)	(51,392)	(12,616)	(12,829)	(143,657)	(116,536)
Other	(52,538)	(46,127)	(273,613)	(208,057)	(126,014)	(9,062)	(452,165)	(263,246)
Gains (losses) from indexed assets and liabilities	(32,185)	—	116,616	—	1,728	—	86,159	—
Foreign currency exchange differences	48,639	105,447	(3,173)	49,120	15,565	(37,104)	61,031	117,463

Share of profit (loss) of associates and joint ventures accounted for using the equity method	818	1,005	11	—	(222)	434	607	1,439
Other gains (losses)	157	232	4	452	—	—	161	684
Gain (loss) from other investments	157	180	2	—	—	—	159	180
Gain (loss) from the sale of property, plants and equipment	—	52	2	452	—	—	2	504

Income before tax	702,243	748,995	668,706	393,767	(169,689)	(108,639)	1,201,260	1,034,123

Income tax	(188,536)	(253,812)	(201,823)	(124,300)	16,563	4,469	(373,796)	(373,643)

Net income from continuing operations	513,707	495,183	466,883	269,467	(153,126)	(104,170)	827,464	660,480
NET INCOME	513,707	495,183	466,883	269,467	(153,126)	(104,170)	827,464	660,480

Net income attributable to:	513,707	495,183	466,883	269,467	(153,126)	(104,170)	827,464	660,480
Shareholders of Enel Américas	—	—	—	—	—	—	544,407	402,767
Non-controlling interests	—	—	—	—	—	—	283,057	257,713

Line of business	Generation and Transmission		Distribution		Holdings, Eliminations and Others		Total
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from (used in) operating activities	480,740	470,383	185,997	142,115	(57,548)	(84,475)	609,189	528,023
Net cash flows from (used in) investing activities	(120,372)	39,684	(724,816)	(312,738)	68,707	(1,623,465)	(776,481)	(1,896,519)
Net cash flows from (used in) financing activities	(581,937)	(467,165)	506,457	475,194	(252,513)	2,408,519	(327,993)	2,416,548

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

33.3     Segment information by country

Country	Chile ( Holdings and Others)		Argentina		Brazil		Colombia		Perú		Eliminations		Total
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	475,736	526,410	654,194	644,916	4,643,040	4,198,462	550,070	710,105	501,851	488,825	(457,893)	(184,732)	6,366,998	6,383,986
Cash and cash equivalents	117,219	441,045	120,118	182,829	738,057	633,692	202,844	394,484	231,212	252,235	—	—	1,409,450	1,904,285
Other current financial assets	1,601	7,467	—	—	201,651	178,492	32,657	24,434	496	—	—	—	236,405	210,393
Other current non-financial assets	6,091	5,544	34,390	26,228	281,790	220,719	20,271	8,850	57,722	46,391	—	—	400,264	307,732
Trade and other current receivables	1,530	956	459,779	389,563	3,029,841	2,801,407	204,737	217,987	163,402	140,653	52	456	3,859,341	3,551,022
Current accounts receivable from related parties	349,047	71,184	15,245	16,513	102,324	106,693	1,947	1,403	2,317	3,732	(457,945)	(185,188)	12,935	14,337
Inventories	—	—	21,920	29,623	234,008	209,125	81,698	57,118	45,754	43,532	—	—	383,380	339,398
Current tax assets	248	214	2,742	160	55,369	48,334	—	4	948	2,282	—	—	59,307	50,994

Non-current assets or disposal groups held-for-sale or held for distribution to owners	—	—	—	—	—	—	5,916	5,825	—	—	—	—	5,916	5,825

NON-CURRENT ASSETS	7,341,319	7,491,715	2,866,418	2,585,687	13,533,281	11,585,461	4,321,368	4,200,842	3,942,976	3,828,620	(8,660,655)	(8,679,955)	23,344,707	21,012,370
Other non-current financial assets	—	—	381	14	2,992,254	2,795,863	183	598	—	—	—	—	2,992,818	2,796,475
Other non-current non-financial assets	2,980	3,414	2,862	927	2,893,537	1,127,643	13,107	8,753	2,729	—	712	(29)	2,915,927	1,140,708
Trade and other non-current receivables	58	58	363,905	409,285	353,847	457,162	41,752	40,003	—	—	—	—	759,562	906,508
Non-current accounts receivable from related parties	225,000	375,000	95	108	17,204	7,768	—	—	—	—	(240,972)	(381,224)	1,327	1,652
Investments accounted for using the equity method	7,113,268	7,113,243	386,843	292,079	—	—	144	137	1,465,649	1,428,462	(8,964,195)	(8,831,325)	1,709	2,596
Intangible assets other than goodwill	—	—	26,371	22,170	5,677,209	5,653,825	103,106	95,095	59,821	56,199	—	—	5,866,507	5,827,289
Goodwill	—	—	5,205	4,827	671,665	662,218	5,994	5,902	—	—	543,800	532,623	1,226,664	1,205,570
Property, plant and equipment	13	—	2,068,873	1,856,267	481,694	436,248	4,157,074	4,050,353	2,414,714	2,343,959	—	—	9,122,368	8,686,827
Investment properties	—	—	—	—	10,795	11,708	—	—	—	—	—	—	10,795	11,708
Deferred tax assets	—	—	11,883	10	435,076	433,026	8	1	63	—	—	—	447,030	433,037

TOTAL ASSETS	7,817,055	8,018,125	3,520,612	3,230,603	18,176,321	15,783,923	4,871,438	4,910,947	4,444,827	4,317,445	(9,118,548)	(8,864,687)	29,711,705	27,396,356

Country	Chile ( Holdings and Others)		Argentina		Brasil		Colombia		Perú		Eliminations		Total
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	405,282	461,314	850,108	1,094,163	6,754,665	6,524,191	989,152	1,116,652	446,034	490,066	(442,480)	(35,630)	9,002,761	9,650,756
Other current financial liabilities	366,276	363,057	2,519	14,322	813,445	748,859	298,784	390,762	85,954	131,099	—	—	1,566,978	1,648,099
Trade and other current payables	25,284	43,723	556,692	716,892	2,504,845	2,461,540	486,689	535,183	210,163	222,164	1,595	136,745	3,785,268	4,116,247
Current accounts payable to related parties	12,506	53,178	112,854	114,938	3,141,086	2,912,524	119,589	53,265	39,485	35,138	(444,075)	(172,375)	2,981,445	2,996,668
Other current provisions	1,227	1,164	52,031	131,593	122,433	194,942	30,691	35,841	60,567	59,323	—	—	266,949	422,863
Current tax liabilities	—	—	82,251	89,622	6,330	15,965	28,159	73,902	10,771	13,435	—	—	127,511	192,924
Other current non-financial liabilities	(11)	192	43,761	26,796	166,526	190,361	21,345	23,864	39,094	28,907	—	—	270,715	270,120

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	—	—	—	—	—	—	3,895	3,835	—	—	—	—	3,895	3,835

NON-CURRENT LIABILITIES	605,863	612,001	692,405	592,984	7,664,661	5,554,977	1,732,998	1,630,556	791,989	770,023	(255,671)	(246,841)	11,232,245	8,913,700
Other non-current financial liabilities	599,284	601,014	42,850	40,229	2,770,848	2,093,405	1,516,244	1,428,551	476,959	458,669	—	—	5,406,185	4,621,868
Trade and other non-current payables	—	—	216,459	195,385	2,474,502	727,211	—	—	10,452	10,460	75	—	2,701,488	933,056
Non-current accounts payable to related parties	—	—	15,192	6,230	240,554	240,611	—	—	—	—	(255,746)	(246,841)	—	—
Other long-term provisions	—	—	27,833	23,144	964,490	1,279,877	44,350	40,340	22,128	20,615	—	—	1,058,801	1,363,976
Deferred tax liabilities	3,940	8,374	307,255	244,255	19,071	11,188	42,647	32,622	251,494	249,631	—	—	624,407	546,070
Non-current provisions for employee benefits	2,639	2,613	14,573	14,599	1,190,795	1,198,014	123,483	123,151	5,289	5,130	—	—	1,336,779	1,343,507
Other non-current non-financial liabilities	—	—	68,243	69,142	4,401	4,671	6,274	5,892	25,667	25,518	—	—	104,585	105,223

EQUITY	6,805,910	6,944,810	1,978,099	1,543,456	3,756,995	3,704,755	2,149,288	2,163,739	3,206,804	3,057,356	(8,420,397)	(8,582,216)	9,476,699	8,831,900
Equity attributable to shareholders of Enel Américas	6,805,910	6,944,810	1,978,099	1,543,456	3,756,995	3,704,755	2,149,288	2,163,739	3,206,804	3,057,356	(8,420,397)	(8,582,216)	7,264,811	6,724,008
Issued capital	6,763,296	6,763,204	1,059,645	997,714	1,754,264	1,730,839	209,125	205,915	2,727,019	2,658,595	(5,750,053)	(5,593,063)	6,763,296	6,763,204
Retained earnings	3,303,177	3,423,217	230,964	13,202	200,906	532,531	555,370	639,936	409,170	522,144	566,369	(289,343)	5,265,956	4,841,687
Share premium	—	—	—	—	782,037	771,039	95,010	93,552	6,206	6,052	(883,253)	(870,643)	—	—
Other reserves	(3,260,563)	3,241,611	687,490	532,540	1,019,788	670,346	1,289,783	1,224,336	64,409	129,435	(2,353,460)	(1,829,167)	(4,764,441)	(4,880,883)

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	2,211,888	2,107,892

Total Liabilities and Equity	7,817,055	8,018,125	3,520,612	3,230,603	18,176,321	15,783,923	4,871,438	4,910,947	4,444,827	4,317,445	(9,118,548)	(8,864,687)	29,711,705	27,396,356

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Country	Chile ( Holdings and Others)		Argentina		Brasil		Colombia		Perú		Eliminations		Total
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENTS OF PROIT (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE AND OTHER OPERATING INCOME	—	1,382	1,116,359	964,997	4,163,196	2,914,167	1,260,203	1,326,606	688,462	657,241	(51)	—	7,228,169	5,864,393
Revenues	—	—	811,840	955,023	3,758,564	2,558,005	1,240,151	1,305,037	682,822	644,737	—	—	6,493,377	5,462,802
Energy sales	—	—	787,785	925,195	3,300,241	2,313,123	1,121,833	1,180,980	651,185	607,643	—	—	5,861,044	5,026,941
Other sales	—	—	1,178	61	3,281	1,763	13,211	10,920	11,649	9,870	—	—	29,319	22,614
Other services rendered	—	—	22,877	29,767	455,042	243,119	105,107	113,137	19,988	27,224	—	—	603,014	413,247
Other operating income	—	1,382	304,519	9,974	404,632	356,162	20,052	21,569	5,640	12,504	(51)	—	734,792	401,591

RAW MATERIALS AND CONSUMABLES USED	—	—	(523,421)	(476,796)	(2,840,666)	(2,030,240)	(513,157)	(586,693)	(336,010)	(305,149)	—	(31)	(4,213,254)	(3,398,909)
Energy purchases	—	—	(414,578)	(414,415)	(2,091,927)	(1,421,828)	(290,884)	(352,870)	(237,830)	(218,212)	515	997	(3,034,704)	(2,406,328)
Fuel consumption	—	—	(64,661)	(1,218)	(21,393)	(19,436)	(28,111)	(25,736)	(33,465)	(66,440)	—	—	(147,630)	(112,830)
Transportation expenses	—	—	(10,518)	(23,617)	(367,555)	(260,636)	(130,709)	(134,379)	(42,479)	(2,749)	(515)	(1,028)	(551,776)	(422,409)
Other miscellaneous supplies and services	—	—	(33,664)	(37,546)	(359,791)	(328,340)	(63,453)	(73,708)	(22,236)	(17,748)	—	—	(479,144)	(457,342.000)

CONTRIBUTION MARGIN	—	1,382	592,938	488,201	1,322,530	883,927	747,046	739,913	352,452	352,092	(51)	(31)	3,014,915	2,465,484

Other work performed by the entity and capitalized	—	—	26,379	32,184	42,398	35,235	11,323	13,232	5,726	4,760	—	—	85,826	85,411
Employee benefits expense	(3,749)	(3,416)	(114,911)	(183,503)	(229,401)	(148,019)	(50,449)	(52,633)	(33,440)	(32,268)	—	—	(431,950)	(419,839)
Other expenses	(8,851)	(9,355)	(102,718)	(83,681)	(370,795)	(260,300)	(72,344)	(78,621)	(43,843)	(46,824)	54	(18)	(598,497)	(478,799)

GROSS OPERATING RESULT	(12,600)	(11,389)	401,688	253,201	764,732	510,843	635,576	621,891	280,895	277,760	3	(49)	2,070,294	1,652,257

Depreciation and amortization expense	—	—	(74,595)	(31,890)	(248,696)	(149,824)	(96,868)	(97,776)	(60,217)	(60,762)	—	—	(480,376)	(340,252)
Impairment (losses) reversals recognized in profit or loss	—	—	(30,051)	(25,411)	(86,658)	(35,161)	(5,382)	(3,833)	(1,655)	903	—	—	(123,746)	(63,502)

OPERATING INCOME	(12,600)	(11,389)	297,042	195,900	429,378	325,858	533,326	520,282	219,023	217,901	3	(49.00)	1,466,172	1,248,503

FINANCIAL RESULT	(9,409)	(14,261)	77,035	20,613	(259,326)	(130,361)	(71,501)	(82,125)	(15,569)	(10,369)	13,090	—	(265,680)	(216,503)
Financial income	16,920	17,488	78,976	47,559	151,481	101,664	6,969	11,477	4,010	3,695	(13,894)	(19,009)	244,462	162,874
Cash and cash equivalents	6,108	2,562	64,305	33,216	15,790	12,070	4,306	6,715	1,997	2,080	—	—	92,506	56,643
Other financial income	10,812	14,926	14,671	14,343	135,691	89,594	2,663	4,762	2,013	1,615	(13,894)	(19,009)	151,956	106,231
Financial costs	(25,844)	(27,877)	(127,808)	(124,733)	(421,288)	(254,583)	(78,205)	(93,457)	(18,081)	(15,199)	13,894	19,009	(657,332)	(496,840)
Bank borrowings	(5,896)	(2,243)	(2,157)	(49)	(45,902)	(101,373)	(6,766)	(11,856)	(789)	(1,537)	—	—	(61,510)	(117,058)
Secured and unsecured obligations	(12,616)	(12,828)	—	—	(58,831)	(20,638)	(58,554)	(69,170)	(13,656)	(13,900)	—	—	(143,657)	(116,536)
Other	(7,332)	(12,806)	(125,651)	(124,684)	(316,555)	(132,572)	(12,885)	(12,431)	(3,636)	238	13,894	19,009	(452,165)	(263,246)
Gains (losses) from indexed assets and liabilities	—	—	86,159	—	—	—	—	—	—	—	—	—	86,159	—
Foreign currency exchange differences	(485)	(3,872)	39,708	97,787	10,481	22,558	(265)	(145)	(1,498)	1,135	13,090	—	61,031	117,463

Share of profit (loss) of associates and joint ventures accounted for using the equity method	(222)	434	829	1,005	—	—	—	—	—	—	—	—	607	1,439
Other gains (losses)	—	—	157	200	—	412	4	53	—	19	—	—	161	684
Gain (loss) from other investments	—	—	157	180	—	—	2	—	—	—	—	—	159	180
Gain (loss) from the sale of assets	—	—	—	20	—	412	2	53	—	19	—	—	2	504

Income before tax	(22,231)	(25,216)	375,063	217,718	170,052	195,909	461,829	438,210	203,454	207,551	13,093	(49)	1,201,260	1,034,123

Income tax	4,411	(11,721)	(81,361)	(70,435)	(86,711)	(65,562)	(148,678)	(159,140)	(61,457)	(66,785)	—	—	(373,796)	(373,643)

Net income from continuing operations	(17,820)	(36,937)	293,702	147,283	83,341	130,347	313,151	279,070	141,997	140,766	13,093	(49)	827,464	660,480
NET INCOME	(17,820)	(36,937)	293,702	147,283	83,341	130,347	313,151	279,070	141,997	140,766	13,093	(49)	827,464	660,480

Net income attributable to:	(17,820)	(36,937)	293,702	147,283	83,341	130,347	313,151	279,070	141,997	140,766	13,093	(49)	827,464	660,480
Shareholders of Enel Américas	—	—	—	—	—	—	—	—	—	—	—	—	544,407	402,767
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	283,057	257,713

Country	Chile ( Holdings and Others)		Argentina		Brasil		Colombia		Perú		Eliminations		Total
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from (used in) operating activities	(22,775)	(17,641)	108,703	90,225	(56,082)	(40,269)	347,319	346,252	213,927	149,482	18,097	(26)	609,189	528,023
Net cash flows from (used in) investing activities	195,579	101,921	(102,387)	(68,903)	(359,301)	(1,575,828)	(214,083)	(190,455)	(109,788)	15,829	(186,501)	(179,083)	(776,481)	(1,896,519)
Net cash flows from (used in) financing activities	(501,671)	(28,818)	(47,501)	(14,413)	516,675	2,658,735	(333,032)	(293,303)	(130,866)	(84,685)	168,402	179,032	(327,993)	2,416,548

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

33.4               Generation and Transmission, and Distribution by Country

a)                 Generation and transmission

Line of business	Generation and Transmission
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	393,684	334,670	674,788	647,181	205,265	339,038	414,513	412,115	(100,494)	(95,886)	1,587,756	1,637,118
Cash and cash equivalents	110,072	155,473	98,557	165,998	99,304	197,708	201,279	221,980	—	—	509,212	741,159
Other current financial assets	—	—	120,117	109,137	32,343	24,387	496	—	—	—	152,956	133,524
Other current non-financial assets	20,613	18,603	60,981	18,911	5,096	2,104	8,871	6,249	—	—	95,561	45,867
Trade and other current receivables	162,289	138,194	227,441	225,977	45,517	52,982	95,001	88,382	18	385	530,266	505,920
Current accounts receivable from related parties	93,611	17,731	154,349	114,531	566	41,668	77,827	63,564	(100,512)	(96,271)	225,841	141,223
Inventories	4,357	4,509	411	405	22,439	20,185	30,912	30,624	—	—	58,119	55,723
Current tax assets	2,742	160	12,932	12,222	—	4	127	1,316	—	—	15,801	13,702

NON-CURRENT ASSETS	1,283,378	1,188,893	817,211	833,154	2,556,711	2,515,463	1,263,721	1,245,705	(267)	(977)	5,920,754	5,782,238
Other non-current financial assets	369	—	361,042	366,010	181	592	—	—	—	—	361,592	366,602
Other non-current non-financial assets	2,728	769	17,413	16,759	6,280	4,053	2,729	—	713	(29)	29,863	21,552
Trade and other non-current receivables	360,367	404,821	26	26	3,542	3,520	—	—	—	—	363,935	408,367
Non-current accounts receivable from related parties	—	—	2,211	2,521	—	—	2,144	2,091	(980)	(948)	3,375	3,664
Investments accounted for using the equity method	373,529	277,022	47,502	46,834	—	—	56,955	55,544	—	—	477,986	379,400
Intangible assets other than goodwill	228	263	6,994	5,484	25,723	24,570	24,123	21,759	—	—	57,068	52,076
Goodwill	5,205	4,827	—	—	5,994	5,902	—	—	—	—	11,199	10,729
Property, plant and equipment	529,069	501,181	362,396	369,634	2,514,985	2,476,825	1,177,770	1,166,311	—	—	4,584,220	4,513,951
Deferred tax assets	11,883	10	19,627	25,886	6	1	—	—	—	—	31,516	25,897

TOTAL ASSETS	1,677,062	1,523,563	1,491,999	1,480,335	2,761,976	2,854,501	1,678,234	1,657,820	(100,761)	(96,863)	7,508,510	7,419,356

Line of business	Generation and Transmission
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	347,507	385,283	720,985	642,003	483,560	511,097	222,247	224,273	(84,954)	(80,218)	1,689,345	1,682,438
Other current financial liabilities	2,424	14,322	327,880	268,907	187,973	234,532	53,039	39,527	—	—	571,316	557,288
Trade and other current payables	154,354	168,070	356,981	332,055	171,511	157,577	79,891	90,356	5	91	762,742	748,149
Current accounts payable to related parties	111,337	114,209	15,954	15,935	79,077	33,850	30,902	28,511	(84,959)	(80,309)	152,311	112,196
Other current provisions	—	—	—	—	24,310	25,516	50,381	49,008	—	—	74,691	74,524
Current tax liabilities	47,050	74,814	6,330	14,941	12,555	52,340	3,365	8,296	—	—	69,300	150,391
Other current non-financial liabilities	32,342	13,868	13,840	10,165	8,134	7,282	4,669	8,575	—	—	58,985	39,890

NON-CURRENT LIABILITIES	225,667	245,332	28,914	82,461	978,438	1,032,101	301,023	328,323	(15,807)	(16,645)	1,518,235	1,671,572
Other non-current financial liabilities	42,835	40,229	166	60,398	873,990	936,776	47,374	79,834	—	—	964,365	1,117,237
Trade and other non-current payables	10,612	44,393	522	500	—	—	—	—	75	—	11,209	44,893
Non-current accounts payable to related parties	15,192	6,230	14,911	15,668	—	—	—	—	(15,882)	(16,645)	14,221	5,253
Other long-term provisions	—	—	3,969	3,831	37,548	37,412	21,635	20,134	—	—	63,152	61,377
Deferred tax liabilities	86,435	83,005	7,253	—	39,916	30,926	206,693	203,144	—	—	340,297	317,075
Non-current provisions for employee benefits	3,367	3,508	—	—	26,984	26,987	1,587	1,578	—	—	31,938	32,073
Other non-current non-financial liabilities	67,226	67,967	2,093	2,064	—	—	23,734	23,633	—	—	93,053	93,664

EQUITY	1,103,888	892,948	742,100	755,871	1,299,978	1,311,303	1,154,964	1,105,224	—	—	4,300,930	4,065,346
Equity attributable to shareholders of Enel Américas	1,103,888	892,948	742,100	755,871	1,299,978	1,311,303	1,154,964	1,105,224	—	—	4,300,930	4,065,346
Issued capital	103,663	111,092	279,445	275,319	204,907	201,762	936,489	913,296	—	—	1,524,504	1,501,469
Retained earnings	356,673	258,124	281,372	289,470	393,217	446,982	246,136	389,902	—	—	1,277,398	1,384,478
Share premium	—	—	—	—	35,418	34,875	4,437	4,327	—	—	39,855	39,202
Other reserves	643,552	523,732	181,283	191,082	666,436	627,684	(32,098)	(202,301)	—	—	1,459,173	1,140,197

TOTAL LIABILITIES AND EQUITY	1,677,062	1,523,563	1,491,999	1,480,335	2,761,976	2,854,501	1,678,234	1,657,820	(100,761)	(96,863)	7,508,510	7,419,356

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Generation and Transmission
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENTS OF PROIT (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenues	223,401	166,198	375,140	460,057	612,172	620,174	283,500	295,822	(50)	—	1,494,163	1,542,251
Revenues	213,343	165,313	373,860	448,001	606,034	603,642	280,269	284,762	—	—	1,473,506	1,501,718
Energy sales	212,536	164,876	336,225	405,645	593,209	593,166	268,121	241,810	—	—	1,410,091	1,405,497
Other sales	—	19	—	—	12,738	10,400	11,355	9,584	—	—	24,093	20,003
Other services rendered	807	418	37,635	42,356	87	76	793	33,368	—	—	39,322	76,218
Other operating income	10,058	885	1,280	12,056	6,138	16,532	3,231	11,060	(50)	—	20,657	40,533

RAW MATERIALS AND CONSUMABLES USED	(78,238)	(13,622)	(168,750)	(263,704)	(213,854)	(217,382)	(100,689)	(94,377)	—	—	(561,531)	(589,085)
Energy purchases	(355)	(820)	(132,511)	(228,628)	(84,167)	(81,138)	(18,934)	(21,428)	515	1,000	(235,452)	(331,014)
Fuel consumption	(64,661)	(1,218)	(21,393)	(19,437)	(28,111)	(25,736)	(33,465)	(66,439)	—	—	(147,630)	(112,830)
Transportation expenses	(2,819)	(4,584)	(13,813)	(15,528)	(68,143)	(71,579)	(42,479)	(2,749)	(515)	(1,000)	(127,769)	(95,440)
Other miscellaneous supplies and services	(10,403)	(7,000)	(1,033)	(111)	(33,433)	(38,929)	(5,811)	(3,761)	—	—	(50,680)	(49,801)

CONTRIBUTION MARGIN	145,163	152,576	206,390	196,353	398,318	402,792	182,811	201,445	(50)	—	932,632	953,166

Other work performed by the entity and capitalized	1,194	3,016	286	267	1,232	1,099	777	418	—	—	3,489	4,800
Employee benefits expense	(20,827)	(30,780)	(8,340)	(9,096)	(14,980)	(16,472)	(14,949)	(15,875)	—	—	(59,096)	(72,223)
Other expenses	(14,768)	(14,633)	(11,459)	(10,544)	(19,241)	(19,901)	(20,758)	(21,331)	50	(30)	(66,176)	(66,439)

GROSS OPERATING RESULT	110,762	110,179	186,877	176,980	365,329	367,518	147,881	164,657	—	(30)	810,849	819,304

Depreciation and amortization expense	(46,047)	(21,801)	(15,949)	(17,751)	(36,672)	(37,458)	(33,239)	(34,984)	—	—	(131,907)	(111,994)
Impairment (losses) reversals recognized in profit or loss	—	—	(608)	—	368	(592)	(345)	3,815	—	—	(585)	3,223

OPERATING INCOME	64,715	88,378	170,320	159,229	329,025	329,468	114,297	133,488	—	(30)	678,357	710,533

FINANCIAL RESULT	43,095	75,021	15,438	14,893	(41,808)	(53,864)	(3,642)	1,175	9,828	—	22,911	37,225
Financial income	62,564	24,545	37,426	13,417	2,947	4,584	3,506	3,253	—	(4,840)	106,443	40,959
Cash and cash equivalents	60,309	24,303	4,236	4,282	2,279	3,821	1,640	1,717	—	—	68,464	34,123
Other financial income	2,255	242	33,190	9,135	668	763	1,866	1,536	—	(4,840)	37,979	6,836
Financial costs	(28,730)	(34,554)	(22,533)	(17,244)	(44,883)	(58,571)	(3,840)	(3,652)	—	4,840	(99,986)	(109,181)
Bank borrowings	(21)	(27)	(5,642)	(5,618)	(1,451)	(4,957)	(70)	(137)	—	—	(7,184)	(10,739)
Secured and unsecured obligations	—	—	—	—	(39,157)	(50,857)	(1,107)	(1,458)	—	—	(40,264)	(52,315)
Other	(28,709)	(34,527)	(16,891)	(11,626)	(4,275)	(2,757)	(2,663)	(2,057)	—	4,840	(52,538)	(46,127)
Gains (losses) from indexed assets and liabilities	(32,185)	—	—	—	—	—	—	—	—	—	(32,185)	—
Foreign currency exchange differences	41,446	85,030	545	18,720	128	123	(3,308)	1,574	9,828	—	48,639	105,447

Share of profit (loss) of associates and joint ventures accounted for using the equity method	818	1,005	—	—	—	—	—	—	—	—	818	1,005
Other gains (losses)	157	200	—	—	—	7	—	25	—	—	157	232
Gain (loss) from other investments	157	180	—	—	—	—	—	—	—	—	157	180
Gain (loss) from the sale of assets	—	20	—	—	—	7	—	25	—	—	—	52

Income before tax	108,785	164,604	185,758	174,122	287,217	275,611	110,655	134,688	9,828	(30)	702,243	748,995

Income tax	257	(51,278)	(61,882)	(59,590)	(92,622)	(98,376)	(34,289)	(44,568)	—	—	(188,536)	(253,812)

NET INCOME	109,042	113,326	123,876	114,532	194,595	177,235	76,366	90,120	9,828	(30)	513,707	495,183

Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from (used in) operating activities	76,586	46,584	81,977	98,714	236,421	216,816	85,756	108,269	—	—	480,740	470,383
Net cash flows from (used in) investing activities	(58,132)	(12,931)	595	(33,571)	(28,986)	(21,805)	(33,849)	107,991	—	—	(120,372)	39,684
Net cash flows from (used in) financing activities	(45,485)	(14,389)	(148,876)	(75,949)	(309,579)	(293,692)	(77,997)	(83,135)	—	—	(581,937)	(467,165)

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

b)            Distribution

Line of business	Distribution
Country	Argentina		Brazil		Colombia		Perú		Eliminations		Total
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	339,667	312,128	3,772,547	3,379,172	348,567	416,279	135,228	112,287	(11)	(7)	4,595,998	4,219,859
Cash and cash equivalents	10,049	27,356	423,007	345,537	103,540	196,776	28,765	29,776	—	—	565,361	599,445
Other current financial assets	—	—	69,723	42,320	314	47	—	—	—	—	70,037	42,367
Other current non-financial assets	13,746	7,590	216,709	198,877	15,175	6,746	16,125	8,463	—	—	261,755	221,676
Trade and other current receivables	297,490	251,369	2,795,654	2,568,773	159,220	165,005	68,379	52,271	24	—	3,320,767	3,037,418
Current accounts receivable from related parties	819	699	4,333	2,077	5,143	4,947	7,117	8,869	(35)	(7)	17,377	16,585
Inventories	17,563	25,114	233,325	208,414	59,259	36,933	14,842	12,908	—	—	324,989	283,369
Current tax assets	—	—	29,796	13,174	—	—	—	—	—	—	29,796	13,174

Non-current assets or disposal groups held for sale or held for distribution to owners	—	—	—	—	5,916	5,825	—	—	—	—	5,916	5,825

NON-CURRENT ASSETS	1,569,965	1,381,972	12,673,369	10,742,727	1,764,658	1,685,379	1,270,548	1,210,429	—	—	17,278,540	15,020,507
Other non-current financial assets	12	14	2,631,055	2,429,698	2	6	—	—	—	—	2,631,069	2,429,718
Other non-current non-financial assets	134	158	2,875,287	1,110,027	6,827	4,700	—	—	—	—	2,882,248	1,114,885
Trade and other non-current receivables	3,538	4,464	353,821	457,136	38,210	36,483	—	—	—	—	395,569	498,083
Non-current accounts receivable from related parties	95	108	—	—	—	—	—	—	—	—	95	108
Investments accounted for using the equity method	239	235	—	—	144	137	—	—	—	—	383	372
Intangible assets other than goodwill	26,143	21,907	5,658,317	5,637,387	77,383	70,525	32,787	31,601	—	—	5,794,630	5,761,420
Goodwill	—	—	671,665	662,218	—	—	—	—	—	—	671,665	662,218
Property, plant and equipment	1,539,804	1,355,086	108,888	59,670	1,642,090	1,573,528	1,237,698	1,178,828	—	—	4,528,480	4,167,112
Investment properties	—	—	10,795	11,708	—	—	—	—	—	—	10,795	11,708
Deferred tax assets	—	—	363,541	374,883	2	—	63	—	—	—	363,606	374,883

TOTAL ASSETS	1,909,632	1,694,100	16,445,916	14,121,899	2,113,225	2,101,658	1,405,776	1,322,716	(11)	(7)	21,874,538	19,240,366

Line of business	Distribution
Country	Argentina		Brazil		Colombia		Perú		Eliminations		Total
	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018	6-30-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	581,697	710,708	3,454,571	3,434,286	509,354	650,767	257,344	268,882	(11)	(7)	4,802,955	5,064,636
Other non-current financial liabilities	95	—	484,415	479,938	110,811	156,230	32,915	65,715	—	—	628,236	701,883
Trade and other non-current payables	402,218	548,694	2,135,843	2,117,898	315,178	377,606	129,942	131,188	—	—	2,983,181	3,175,386
Non-current accounts payable to related parties	80,733	2,686	583,178	483,142	44,274	64,627	42,476	36,369	(11)	(7)	750,650	586,817
Other long-term provisions	52,031	131,593	122,429	194,941	6,381	10,325	10,186	10,315	—	—	191,027	347,174
Deferred tax liabilities	35,201	14,808	—	1,024	15,604	21,562	7,406	4,963	—	—	58,211	42,357
Other non-current non-financial liabilities	11,419	12,927	128,706	157,343	13,211	16,582	34,419	20,332	—	—	187,755	207,184

Liabilities associated with assets or disposal groups held for sale or distribution to owners	—	—	—	—	3,895	3,835	—	—	—	—	3,895	3,835

NON-CURRENT LIABILITIES	466,739	347,653	7,408,965	5,247,163	754,560	598,455	480,662	431,856	—	—	9,110,926	6,625,127
Other non-current financial liabilities	15	—	2,770,096	2,033,008	642,254	491,775	429,585	378,835	—	—	3,841,950	2,903,618
Trade and other non-current payables	205,847	150,992	2,473,980	726,711	—	—	(484)	—	—	—	2,679,343	877,703
Other long-term provisions	27,833	23,144	959,971	1,275,636	6,802	2,928	493	481	—	—	995,099	1,302,189
Deferred tax liabilities	220,820	161,250	11,818	11,188	2,731	1,696	45,433	47,103	—	—	280,802	221,237
Non-current provisions for employee benefits	11,206	11,091	1,190,793	1,198,014	96,499	96,164	3,702	3,552	—	—	1,302,200	1,308,821
Other non-current non-financial liabilities	1,018	1,176	2,307	2,606	6,274	5,892	1,933	1,885	—	—	11,532	11,559

EQUITY	861,196	635,739	5,582,380	5,440,450	849,311	852,436	667,770	621,978	—	—	7,960,657	7,550,603
Equity attributable to shareholders of Enel Américas	861,196	635,739	5,582,380	5,440,450	849,311	852,436	667,770	621,978	—	—	7,960,657	7,550,603
Issued capital	607,909	563,803	2,932,417	2,873,858	4,218	4,153	161,379	157,383	—	—	3,705,923	3,599,197
Retained earnings	215,872	69,177	(1,142,956)	(1,184,278)	162,153	192,954	433,616	414,874	—	—	(331,315)	(507,273)
Share premium	—	—	—	—	59,592	58,677	—	—	—	—	59,592	58,677
Treasury shares	—	—	(12,885)	(12,704)	—	—	—	—	—	—	(12,885)	(12,704)
Other reserves	37,415	2,759	3,805,804	3,763,574	623,348	596,652	72,775	49,721	—	—	4,539,342	4,412,706

TOTAL LIABILITIES AND EQUITY	1,909,632	1,694,100	16,445,916	14,121,899	2,113,225	2,101,658	1,405,776	1,322,716	(11)	(7)	21,874,538	19,240,366

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Distribution
Country	Argentina		Brazil		Colombia		Perú		Eliminations		Total
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENTS OF PROIT (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE AND OTHER OPERATING INCOME	893,469	799,819	3,947,892	2,602,832	827,974	847,311	479,515	463,257	(4)	—	6,148,846	4,713,219
Revenues	598,494	789,720	3,544,584	2,258,727	814,044	842,184	476,982	461,693	—	—	5,434,104	4,352,324
Energy sales	575,246	760,329	3,124,134	2,057,746	686,515	704,644	457,504	440,527	—	—	4,843,399	3,963,246
Other sales	1,178	42	3,282	1,763	472	520	294	286	—	—	5,226	2,611
Other services rendered	22,070	29,349	417,168	199,218	127,057	137,020	19,184	20,880	—	—	585,479	386,467
Other operating income	294,975	10,099	403,308	344,105	13,930	5,127	2,533	1,564	(4)	—	714,742	360,895

RAW MATERIALS AND CONSUMABLES USED	(445,174)	(463,168)	(2,835,032)	(1,915,783)	(479,216)	(510,079)	(309,760)	(312,421)	—	—	(4,069,182)	(3,201,451)
Energy purchases	(414,220)	(413,595)	(2,119,520)	(1,343,456)	(364,780)	(388,732)	(293,335)	(298,434)	—	—	(3,191,855)	(2,444,217)
Transportation expenses	(7,699)	(19,033)	(358,858)	(248,673)	(84,267)	(86,410)	—	—	—	—	(450,824)	(354,116)
Other miscellaneous supplies and services	(23,255)	(30,540)	(356,654)	(323,654)	(30,169)	(34,937)	(16,425)	(13,987)	—	—	(426,503)	(403,118)

CONTRIBUTION MARGIN	448,295	336,651	1,112,860	687,049	348,758	337,232	169,755	150,836	(4)	—	2,079,664	1,511,768

Other work performed by the entity and capitalized	25,185	29,168	42,078	34,968	10,091	12,133	4,949	4,342	—	—	82,303	80,611
Employee benefits expense	(94,084)	(152,723)	(211,983)	(128,988)	(35,469)	(36,162)	(18,412)	(16,393)	—	—	(359,948)	(334,266)
Other expenses	(86,518)	(69,278)	(334,826)	(229,282)	(53,191)	(58,919)	(23,041)	(25,660)	4	—	(497,572)	(383,139)

GROSS OPERATING RESULT	292,878	143,818	608,129	363,747	270,189	254,284	133,251	113,125	—	—	1,304,447	874,974

Depreciation and amortization expense	(28,548)	(10,089)	(232,346)	(132,101)	(60,166)	(60,284)	(27,430)	(26,242)	—	—	(348,490)	(228,716)
Impairment (losses) reversals recognized in profit or loss	(30,051)	(25,411)	(86,233)	(35,090)	(5,750)	(3,241)	(1,310)	(2,912)	—	—	(123,344)	(66,654)

OPERATING INCOME	234,279	108,318	289,550	196,556	204,273	190,759	104,511	83,971	—	—	832,613	579,604

FINANCIAL RESULT	20,084	(63,225)	(142,340)	(85,173)	(29,715)	(28,249)	(11,951)	(9,642)	—	—	(163,922)	(186,289)
Financial income	13,128	19,482	115,714	84,487	4,169	6,903	2,325	1,955	—	—	135,336	112,827
Cash and cash equivalents	873	5,514	12,658	3,728	2,016	2,894	337	355	—	—	15,884	12,491
Other financial income	12,255	13,968	103,056	80,759	2,153	4,009	1,988	1,600	—	—	119,452	100,336
Financial costs	(106,775)	(90,178)	(257,555)	(211,465)	(33,513)	(34,884)	(14,858)	(11,709)	—	—	(412,701)	(348,236)
Bank borrowings	(2,136)	(22)	(40,260)	(80,788)	(5,315)	(6,899)	(600)	(1,078)	—	—	(48,311)	(88,787)
Secured and unsecured obligations	—	—	(58,831)	(20,638)	(19,397)	(18,313)	(12,549)	(12,441)	—	—	(90,777)	(51,392)
Other	(104,639)	(90,156)	(158,464)	(110,039)	(8,801)	(9,672)	(1,709)	1,810	—	—	(273,613)	(208,057)
Gains (losses) from indexed assets and liabilities	116,616	—	—	—	—	—	—	—	—	—	116,616	—
Foreign currency exchange differences	(2,885)	7,471	(499)	41,805	(371)	(268)	582	112	—	—	(3,173)	49,120

Share of profit (loss) of associates and joint ventures accounted for using the equity method	11	—	—	—	—	—	—	—	—	—	11	—
Other gains (losses)	—	—	—	412	4	46	—	(6)	—	—	4	452
Gain (loss) from other investments	—	—	—	—	2	—	—	—	—	—	2	—
Gain (loss) from the sale of assets	—	—	—	412	2	46	—	(6)	—	—	2	452

Income before tax	254,374	45,093	147,210	111,795	174,562	162,556	92,560	74,323	—	—	668,706	393,767
Income tax	(78,655)	(16,734)	(39,966)	(24,594)	(56,042)	(60,755)	(27,160)	(22,217)	—	—	(201,823)	(124,300)
NET INCOME	175,719	28,359	107,244	87,201	118,520	101,801	65,400	52,106	—	—	466,883	269,467

Country	Argentina		Brazil		Colombia		Perú		Eliminations		Total
	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)	6-30-2019 (Unaudited)	6-30-2018 (Unaudited)
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from (used in) operating activities	32,119	43,640	(87,746)	(99,455)	110,898	129,438	130,726	68,492	—	—	185,997	142,115
Net cash flows from (used in) investing activities	(113,517)	(55,972)	(367,658)	(49,100)	(158,991)	(168,651)	(84,650)	(39,015)	—	—	(724,816)	(312,738)
Net cash flows from (used in) financing activities	67,247	(24)	536,519	557,100	(49,559)	391	(47,750)	(82,273)	—	—	506,457	475,194

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.           THIRD PARTY GUARANTEES, CONTINGENT ASSETS, LIABILITIES, AND OTHER COMMITMENTS

34.1    Direct guarantees

	Debtor			Assets Committed			Outstanding balance as of			Guarantees released
Creditor of Guarantee	Company	Relationship	Type of Guarantee	Type	Currency	Carrying Amount	Currency	6-30-2019 (Unaudited)	12-31-2018	2019	Assets	2020	Assets	2021	Assets
Mitsubishi Corporation	Enel Generación Costanera	Creditor	Pledge	Combined cycle plant	ThUS$	5,298	ThUS$	45,475	55,058	—	—	—	—	—	—
Various Creditors	Enel Distribución Río S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	17,007	ThUS$	208,034	225,471	—	—	—	—	—	—
Various Creditors	Enel Distribución Ceará S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	14,113	ThUS$	137,826	126,474	—	—	—	—	—	—
Various Creditors	Enel Distribución Goias S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	25,566	ThUS$	92,029	101,507	—	—	—	—	—	—
Various Creditors	Enel Distribución Sao Paulo	Creditor	Pledge on collection and others	Collection accounts	ThUS$	9,013	ThUS$	974,820	828,266	—	—	—	—	—	—
Banco Crédito del Perú	Enel Generación Piura	Creditor	Mortgage	Fixed assets	ThUS$	41,599	ThUS$	65,634	61,154	—	—	—	—	—	—
Various Creditors	Enel Distribución Perú	Creditor	Mortgage	Fixed assets	ThUS$	27,901	ThUS$	27,258	24,590	—	—	—	—	—	—

As of June 30, 2019 and 2018, the carrying amount of property, plant and equipment pledged as security for liabilities is ThUS$74,798 and ThUS$7,692, respectively (see Note 18.e.ii). Enel Américas is joint and several co-signer of the local bonds of Enel Generación Chile, whose outstanding balance as of June 30, 2019 amounts to ThCh$317,714,117 (ThUS$467,227).

As of June 30, 2019, the Company had future energy purchase commitments amounting to ThUS$106,988,069 (ThUS$108,243,549 as of December 31, 2018).

34.2    Indirect guarantees

				Debtor			Outstanding balance as of
Type	Contract	Maturity	Creditor of Guarantee	Company	Relationship	Type of Guarantee	Currency	6-30-2019 (Unaudited)	12-31-2018
Secured	Bonds Serie H	October 2028	Bonistas Programa de Bonos Enel Generación Chile (ex Endesa Chile)	Enel Generación Chile S.A.	Entities demerged from original debtor Endesa Chile (codebtor Endesa Américas and after merger Enel Américas) *	Codebtor	ThUS$	77,284	78,925
Secured	Bonds Serie M	December 2029	Bonistas Programa de Bonos Enel Generación Chile (ex Endesa Chile)	Enel Generación Chile S.A.	Entities demerged from original debtor Endesa Chile (codebtor Endesa Américas and after merger Enel Américas) *	Codebtor	ThUS$	389,943	394,987
Secured	DEBÊNTURES 9ª EMISSÃO (AMPL19)	December 2020	DEBENTURES	Enel Distribución Río	Enel Brasil	Aval	ThUS$	156,920	155,237
Secured	BNP PARIBAS 4131	February 2022	BNP PARIBAS	Enel Distribución Río	Enel Brasil	Aval	ThUS$	107,813	—
Secured	CITIBANK 4131 II	March 2021	CITIBANK	Enel Distribución Río	Enel Brasil	Aval	ThUS$	97,984	97,276
Secured	CITIBANK 4131 III	December 2026	CITIBANK	Enel Distribución Río	Enel Brasil	Aval	ThUS$	—	37,159
Secured	ITAÚ 4131	July 2021	ITAÚ	Enel Distribución Río	Enel Brasil	Aval	ThUS$	77,803	77,203
Secured	CITI 4131 FORTALEZA	April 2020	CITIBANK	Enel Generación Fortaleza	Enel Brasil	Aval	ThUS$	61,500	60,974
Secured	ITAÚ 4131 CELG - I	July 2020	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	77,100	77,143
Secured	ITAÚ 4131 CELG - II	August 2020	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	96,492	96,524
Secured	ITAÚ 4131 CELG - IV	February 2021	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	30,999	31,011
Secured	ITAÚ 4131 CELG - V	January 2020	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	42,339	41,264
Secured	NP 1ª Emissão	October 2019	ITAÚ UNIBANCO S.A.	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	56,559	54,145
Secured	CITIBANK 4131	January 2021	CITIBANK	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	147,323	26,058
Secured	BNDES FINAME GIRO	May 2023	BNDES	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	26,427	—
Secured	BRADESCO	June 2019	BRADESCO	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	64	267,302
Secured	ABC	July 2019	ABC	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	15,667	185,268
Secured	ALFA	July 2019	ALFA	Enel Distribución Goias (ex-CELG)	Enel Brasil	Aval	ThUS$	26,102	367,520
Secured	BNP PARIBAS 4131	November 2019	BNP PARIBAS- CREDIT AGREEMENT	EGP Volta Grande	Enel Brasil	Aval	ThUS$	264,141	237,325
Secured	DEBÊNTURES - 23ª EMISSÃO - 1ª serie	Septiembre 2021	DEBENTURES	Enel Distribución Sao Paulo	Enel Brasil	Aval	ThUS$	187,379	185,268
Secured	DEBÊNTURES - 23ª EMISSÃO - 2ª série	Septiembre 2023	DEBENTURES	Enel Distribución Sao Paulo	Enel Brasil	Aval	ThUS$	371,709	367,520
Secured	DEBÊNTURES - 23ª EMISSÃO - 3ª serie	Septiembre 2025	DEBENTURES	Enel Distribución Sao Paulo	Enel Brasil	Aval	ThUS$	—	237,325
Secured	FINEP	Febrero 2020	FINEP	Enel Distribución Sao Paulo	Enel Brasil	Aval	ThUS$	1,063	—
Secured	FINEP	Abril 2024	FINEP	Enel Distribución Sao Paulo	Enel Brasil	Aval	ThUS$	18,485	—
						Total		2,331,096	3,075,434

Upon the demerger of the original issuer, Endesa Chile (currently Enel Generación Chile S.A.), and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Generación Chile S.A. After the Merger, the Company became liable for the obligations of Endesa Américas.

34.3    Lawsuits and Arbitration Proceedings

As of the date of these consolidated financial statements, the most relevant litigation and arbitrations involving the Company and its subsidiaries and affiliates are as follows:

a)                 Enel Américas lawsuits pending

The Chilean Internal Revenue Service (SII) carried out a regular audit for the 2012 business year (Tax Year 2013). On September 4, 2015, it provided notice of a tax assessment for the additional tax due, based on Section 74 of the Income Tax Act, justifying its position on the ground that a modification of the Retained Taxable Earnings Registry (FUT) allegedly entailed a modification of the base for the additional tax. The company pointed out that the SII had accepted the income rectification and the income tax return it had filed, thereby accepting the declared tax amounts. On December 23, 2015, Enel Américas (formerly named Enersis S.A.) filed a tax claim before the Tax and Customs Courts (TTA), alleging that the tax obligation had been fully complied with, since the additional tax had been paid provisionally on a monthly basis.  As a result, the tax obligation had been fully settled and paid when the income rectification was made on May 8, 2014, which included the rectification of the Taxable Profits Ledger (referred to as FUT) amount. An unfavorable ruling was rendered and the company filed an appeal in January 2018. The case was pleaded before the Court of Appeal on September 12, 2018 and the decision on the appeal was unfavorable, with the dissenting vote of one judge. On November 15, 2018, the company filed a plea of cassation on the merits, which was declared admissible by the Court of Appeal and is pending before the Supreme Court. In January 2019, the General Treasury of the Republic served the order for payment of taxes on Enel Américas. Enel Américas asked for a stay pending the resolution of the Court of Appeals with respect to the suspension of the remittance. On March 1, 2019 Enel Américas requested suspension of the collection directly as submitted on November 8, 2018.  On March 11, 2019, the Court decided to suspend the collection of taxes for the maximum legal term of 6 months. On March 15, 2019, the filing was admitted by the Supreme Court for examination of the admissibility of the underlying cause. On March 19, 2019, Enel Américas became a party to the appeal for reversal. The amount is ThCh$6,802,804 (ThUS$10,004).

b)                 Subsidiary lawsuits pending:

Argentina:

1. Summary of Litigation: Edesur S.A. filed an administrative claim against the National State for the damages derived from the breach of the Concession Contract from November 1, 2005 until January 31, 2017. The damages to be indemnified derive from the breach by the National State, in its capacity of provider of the public service of electrical distribution, of the obligations established in the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy entered into with Edesur, approved by Decree No. 714/1992, in accordance with the terms resulting from the Minutes of Agreement of Adaptation of the Concession Contract for the Public Electricity Distribution and Marketing Service signed on February 15, 2006 and ratified by Decree No. 1959/2006. The claimed damages originate from the breach of: (i) the obligation to transfer to tariffs the “actual variations” of the Distributor’s costs or, failing that, to recognize, for the Distributor, revenue that would have resulted from the transfer to tariffs of such actual higher costs the signature of the Deed of Agreement until Resolution ENRE No. 64/2017 came into force.

• Parties: Edesur S.A. as Plaintiff; and National State -National Secretary of Energy (Former Ministry of Energy of the Nation) - as Defendant.

• Authority: National Secretary of Energy (Former Ministry of Energy of the Nation).

• Case No.: EX2018-36261387-APN-DGDO#MEN.

• Amount claimed: ARS 48,114,773,121 equivalent to ThUS$1,126,797.

• Provisions: Given that this is an administrative claim filed by Edesur against the Administration, no provisions have been recorded.

• New developments in last quarter: Beginning of administrative procedure on July 31, 2018. On May 9, 2019, Edesur S.A. signed an agreement with the National State to resolve the issues related to the claim. Within that framework, Edesur S.A. committed to waive this administrative claim. On June 14, 2019, the governing body of Edesur S.A. held an extraordinary meeting in order to ratify the aforementioned agreement signed with the National State. For this reason, and within the scope of the ratification of the above agreement, this administrative claim against the National State was withdrawn, with Edesur S.A. waiving any claim linked to the circumstances detailed above in the summary of the litigation.

2.- Origin of the lawsuit: Edesur S.A. filed an administrative complaint against the National State for the damages resulting from the failure to comply with the works related to the “Plan of Renewal and Repowering of Conventional Lines and Expansion of Public Lights” (Plan Más Cerca Eléctrico) that should be handled by the Federal Authority and executed by the local jurisdictions where Edesur S.A. provides services. The funding of such works partially executed and/or not executed, involved substituting such from the income from rates before the effectiveness of the Integral Rate Review dated February 1, 2017. Damages matched the costs of executing the works and the claim for penalties was due to deficient quality of the service that Edesur S.A. had to face in those areas where the aforementioned plan of electric infrastructure was not appropriately executed.

The administrative procedure started on February 14, 2019, and is now being analyzed by the Administration. As of December 31, 2018, the amount involved in the lawsuit was ARS3,100,000,000 (ThUS$72,599). Considering that it is an administrative claim filed by Edesur against the Administration, no allowances were established. To date, the Administration has not notified Edesur of the resolution on the dispute discussed above.

Colombia:

3. -   Jose Rodrigo Alvarez and approximately 1,400 other individuals -all of them residents of the municipality of Garzón filed a class-action lawsuit, currently pending in the Fourth Civil Court of the Bogotá Circuit, against Emgesa S.A. ESP (formerly known as Central Betania). It is claimed that, as a consequence of the construction of El Quimbo hydroelectric project, their income from artisan or business activities was reduced by an average of 30% without this having been taken into account when the project’s socio-economic study was carried out. The amount of the claim is US$8,224,396, equivalent to ThCOP26,298,740. The case has been in the evidentiary stage since 2016 and no expert opinion has been issued due to the counterparty’s lack of activity. By order dated May 8, 2019, the Court indicated that approximately US$200 were required to cover the expenses of the expert report. However, to date the plaintiff has not paid this amount of money. We are waiting for six (6) of said actions to request the tacit withdrawal of such evidence and that the closing arguments continue.

4. -   Emgesa filed an action for annulment and restoration of rights against the Colombian National Tax and Customs Department (DIAN) before the Administrative Court of Huila. Emgesa enjoyed a corporate income tax benefit, known as the “Páez Law”, which provided a tax relief for companies located in a specific area that suffered a natural disaster. DIAN opposed the method used by Emgesa to determine the basis for the income tax using this benefit. DIAN argues that some of the Emgesa’s revenues, such as inflation adjustments and non-operating income, do not qualify for this exemption, as they are not related to electricity generation activity. Emgesa’s position is substantiated on the fact that, under the law, this special benefit applies to the company as an entity and not just to certain company revenues. On July 27, 2017, the Administrative Court of Huila issued the decision endorsing the arguments of the DIAN, considering that there is no benefit on this income since it does not come from the normal development of the company’s corporate objectives. The court’s decision did not set any substantial legal basis, nor did it rely on the several defense arguments submitted by the company. Additionally, the Court also confirmed the penalty for inaccuracy without analyzing the difference in criteria or defining the sanctionable act. Emgesa appealed on August 10, 2017, reiterating that the benefit had accrued to the company and the law does not differentiate between its applications when it comes to non-operating income. New rulings by the Council of State supporting the company’s position were presented. It was emphasized there was a difference of opinion and therefore the penalty for inaccuracy must be lifted. On September 22, 2017, the proceedings were assigned to the Council of State where the matter will be reviewed by the court of second instance. Emgesa’s lawyers presented closing arguments on November 24, 2017 and in January 2018 the docket was taken under submission for the final decision. The total value of this lawsuit is estimated at COP119,102 million (ThUS$37,246).

5. -   Emgesa brought an action for annulment and restoration of rights against the Corporación Autónoma Regional de Cundinamarca (CAR). By means of Resolutions Nos. 506 of March 28, 2005, and 1189 of July 8, 2005, CAR ordered Emgesa, Empresa de Energía de Bogotá S.A. (EEB) and Empresa de Acueducto y Alcantarillado de Bogotá S.A. (EAAB) to execute construction of works at the El Muña dam reservoir. Emgesa filed a lawsuit against those decisions seeking their annulment in the Administrative Court of Cundinamarca. First instance court dismissed the annulment of these decisions. Appeals were filed by Emgesa, EEB and EAAB, which are currently pending. There is a parallel annulment and restoration action initiated by Emgesa against CAR. This action seeks the annulment of Article 2 of Resolution No. 1318 of 2007 and Article 2 of Resolution No. 2000 of 2009, through which Emgesa was ordered to implement a “Contingency Plan’ and to carry out an “Air Quality” study for the possible suspension of water pumping from the reservoir. The annulment of the above-mentioned administrative acts is being sought due to the technical impossibility of carrying out the “Air Quality” study and implementing the “Contingency Plan”. In this parallel action, an expert opinion favorable to the company from an accountant was presented. Emgesa requested clarification concerning this opinion, which was also favorable. The period allowed for producing evidence ended by submitting the final allegations, and to date they are cleared for the first instance ruling. The amount involved in this lawsuit is indeterminate.

6. -   A class action lawsuit filed against Emgesa, the Colombian Ministry of Environment and Development and the Colombian Ministry of Mines and Energy, Comepez S.A. and other fishing companies, is currently under review by the Huila Administrative Court. Artisanal fishermen are seeking the protection of collective rights and a healthy environment, public health, food security and safety and the prevention of technically foreseeable disasters. Furthermore, the plaintiffs are seeking the issuance of an order compelling the entities to immediately take the necessary corrective and preventive measures to put an end to the imminent danger of massive fish mortality in the Betania reservoir fish farming projects, relating to the filling of the reservoir and the operation of the El Quimbo hydroelectric project. This lawsuit does not have a judicial monetary amount because of its nature as an action regarding the protection of collective rights. Therefore, no provision has been made. The matter has been pending decision since June 18, 2018. During the evidentiary stage, the environmental authorities ANLA and CAM jointly presented a report in which they stated that the company had complied with the obligations imposed by the Administrative Court within its precautionary measures. Although the value of this lawsuit is indeterminate. Emgesa submitted its final allegations on June 15, 2018, and the case is awaiting judgment since June 18, 2018. It is expected that before the end of this year, a lower court judgment will be issued.

7.-   In a class-action lawsuit filed by several residential complexes -including Centro Medico de la Sabana- against Codensa S.A. ESP, the plaintiffs are demanding the refund of an alleged tariff cost excess that they were charged. The lawsuit is based on the concept of a tariff benefit to which the plaintiff argue they are entitled as Voltage Level One users and as infrastructure owners -as established in Resolution No. 082 of 2002, modified by Resolution No. 097 of 2008. Codensa responded to the complaint by rejecting it in its entirety. A conciliation hearing was held between the parties, without success. An evidence order was issued on May 15, 2018 and the joinder of new plaintiffs was denied. The proceedings are in the evidentiary stage, and the estimated value of this lawsuit is approximately COP337,000 million (approximately ThUS$105,390). This class action is being heard by the First Administrative Court of the Bogotá Capital District.

8.-   Henry Andrew Barbosa filed a class-action lawsuit against Codensa and the Special Public Services Administrative Unit (UAESP) of the Bogotá Capital District before the Tenth Administrative Judge of Bogotá. Subsequently, Codensa filed an action for nullification and restoration of rights against the UAESP, currently pending before the Cundinamarca Administrative Court. The judge’s ruling in the class action, ordered Codensa and the UAESP to re-assess the 1997 Public Lighting Agreement between them, since it was determined that there were 8,661 fewer lights than Codensa had actually taken into account in its billing. In 2014, the parties agreed to the reassessment and carried out a transaction for the periods 1998 to 2004, leaving a debt of COP14,433 million (ThUS$4,514) owed by Codensa to the UAESP. By an order of June 1, 2017, the Court refused to consider the above-mentioned 2014 agreement and instead ordered the UAESP to carry out a unilateral assessment.  In compliance with the order, the UAEPS issued Resolution No. 000730 of December 18, 2017, where it determined that Codensa should pay COP113,082 million (ThUS$35,364). The action for nullification and restoration of rights filed against the UAESP, which process is in the response phase to the complaint phase by UAESP. The UAESP commenced compulsory collection, but the collection was suspended with the lawsuit’s admission. Codensa made a payment of COP24,400 million (ThUS$7,631), which is what it determined is payable under the 2014 agreements. Finally, the nullification action has an approximate value of COP88,698 million (ThUS$27,738).

9.-   On December 4, 2017, Grupo Energía de Bogotá (GEB) notified Enel Américas of its intention to submit to arbitration the dispute between the parties regarding the distribution of the profits of the 2016 fiscal year for Emgesa and Codensa in accordance with the provisions of the Investment Framework Agreement (AMI). GEB claims that Enel Américas is acting contrary to its own previous conduct by voting for a 70% distribution of profits, under the allegedly incorrect interpretation that this proportion corresponds to “all available profits in accordance with good commercial practice.” Furthermore, GEB claims that Enel Américas’ conduct violates the provisions of Clause 3.8 of the AMI, which regulates the form of distribution of profits by obliging the parties to vote in favor of the distribution of all (100%) profits that may be distributed during each fiscal year. The claims seek a declaration of Enel Américas’ breach of the AMI and the consequent distribution of 100% of the profits of the 2016 fiscal year for each company. Regarding this litigation, the amount of COP63,619,000,000 (ThUS$19,896) is disputed for Codensa, corresponding to the distributions not received as consequence of the partial distribution of profits. For Emgesa, the amount of COP82,820,000,000 (ThUS$25,900), which corresponds to the amount of distributions not received as consequence of the partial distribution of profits. Once the date for the appointment of the arbitration panel was set, the GEB decides to withdraw the lawsuit to make revisions and include new issues.  On October 8, 2018, GEB filed the new lawsuit before the Arbitration Center of the Chamber of Commerce of Bogotá for alleged breach of the AMI in relation to the non-distribution of dividends in 2016, 2017 and 2018 in the companies Emgesa and Codensa and a breach of other provisions of the shareholders agreement, and requesting compensation for damages. The new economic claim amounts to approximately ThUS$586,811 plus interest. The proceedings are in the preliminary stage.

10.-   Thirty-eight applications for arbitration proceedings were filed by Grupo Energía Bogotá - against Codensa and Emgesa, seeking the nullification of the Minutes of the Board of Directors and the Shareholders’ General Meeting. These applications present the following arguments: i) Conflicts of Interest with economically-affiliated companies; ii) Impossibility of ratification of authorizations to contract; iii) Undue waiver of the conflict of interest; iv) Violation of the AMI in terms of distribution of profits; and v) Insufficient information for making decisions, etc.

The claims are similar for each application, and the principal argument alleges that the decisions are flawed as they contravene public policy. The applications seek the declaration that the decisions are null and void due to their presumed unlawful object and reason, the breach of AMI provisions regarding the profits distribution and some minutes that were adopted while the arbitration was pending. However, the litigation amount is indeterminate. Nevertheless, the case involves high impact decisions made concerning financial transactions with affiliated companies. As there was no agreement regarding the appointment of arbitrators to consolidate the arbitrations against Enel Américas, the selection of arbitrators took place on July 5, 2018. The procedure is at the initial stage. By resolution dated June 21, 2019, the Arbitration Court that first heard the lawsuit decided to consolidate the proceedings into a single proceeding because the claims are similar, can be carried out by the same procedure, between the same parties and rely on the same evidence. In this way, it will be heard by only one arbitration court. The trial is at the stage where the defendant is required to answer the lawsuit.

Perú:

11.-   The Peruvian National Customs and Tax Authority (SUNAT) challenged Enel Generación Perú S.A.A. (formerly known as Edegel S.A.A.), through Notices of Assessments and Penalties, about the deduction as an expense of the depreciation corresponding to part of the highest book value assigned to the assets in the appraisal carried out as a result of their voluntary revaluation in 1996. The rejected value of the appraisal relates to financial interest paid during the construction stage of the power generation plants. SUNAT’s position is that Enel Generación Perú has neither reliably demonstrated that it was necessary to obtain financing in order to build the generation plants that were revalued, nor that such financing had actually been incurred. Enel Generación Perú’s position is that SUNAT cannot demand such proof, since the appraisal is intended to assign to the asset the appropriate market value at the time the appraisal was performed, and not its historical value. In this case, the appraisal methodology took into consideration the fact that power plants of such magnitude are built with financing. If SUNAT did not agree with the valuation, it should have presented its own appraisal, and it did not happen.

Concerning the year 1999: In February 2012, the Tax Court (“TF”) resolved the lawsuit regarding the 1999 tax year in favor of Enel Generación Perú with regard to two plants and against it with respect to four plants, reasoning that only the first two were proven to have been financed. Enel Generación Perú paid the taxes reassessed by SUNAT in June 2012, amounting to PEN37,710 million (ThUS$11,441), which will have to be refunded if a favorable outcome is obtained in the complaint filed with the judicial courts (“PJ”) against the TF’s decision, filed in May 2012 against SUNAT and the TF.

In March 2018, Enel Generación Perú received the appeals court’s decision declaring the PJ trial court’s decision null and void and ordering the rendering of a determination on the claim. The file was referred to the PJ trial court in June 2018 and the oral report was submitted in August 2018. In September 2018, Enel Generación Perú submitted its written arguments to assist the PJ trial court in rendering a decision.

Concerning the years 2000 and 2001: The reasoning adopted for 1999 tax year was applied to the 2000 and 2001 periods and Enel Generación Perú paid PEN18,786 million (ThUS$5,700).

Judicial case: In March 2018, the PJ trial court rendered a decision declaring the lawsuit groundless, and ruled in favor of Enel Generación Perú with respect to the non-application of interest on the advances from March to December 2001. In the same month, Enel Generación Perú appealed the unfavorable portion. In October 2018, the Attorney General’s Office issued a tax ruling holding that it is inclined to uphold the ruling handed down at the trial court. In December 2018, the oral report was submitted and several briefs were filed to assist the appeals court in issuing its decision. In December 2018, the appeals court issued a ruling to vacate the trial court decision, ordering that the trial court issue a new decision taking account of the arguments set out in its ruling. In March 2019, the appeals court returned the case file to the trial court. In June 2019, Enel Generación Perú gave an oral report and submitted allegations

Administrative case: In August 2017, Enel Generación Perú was served with SUNAT´s resolution, which was issued taking into consideration the TF’s ruling for the fiscal year 1999, and by which SUNAT recalculated the new tax amount for the fiscal years 2000-2001. According to SUNAT, Enel Generación Perú’s updated tax amount amounted to PEN220 million, consisting of the annual corporate tax for the fiscal year 2000, a related fine and payments on account for the fiscal year 2001. Also, the credits in the company’s favor amounted to PEN22 million, for the fiscal year 2001. In September 2017, Enel Generación Perú was served with a resolution in which SUNAT amended the SUNAT resolution of August 2017, indicating that it had applied an incorrect factor to the tax amount, and the new tax amounts due was PEN190 million, and not PEN220 million. In September 2017, Enel Generación Perú appealed the above-mentioned resolution. Enel Generación Perú filed written arguments in July 2018.

Next steps are:

For the year 1999:

•                      Enel Generación Perú is waiting for the trial court’s new ruling on Enel Generación Perú´s demand.

For the years 2000-2001:

•                      Enel Generación Perú is waiting for the TF to issue the corresponding resolution.

•                      Enel Generación Perú is waiting for the trial court to issue a corresponding resolution on its claims of demand.

The total amount involved in these tax litigations is estimated at PEN75,423 million (ThUS$22,884).

12.-  SUNAT disallowed recognition by Enel Distribución Perú of the commercial energy losses recognized by the company between 2006 and 2011, equivalent to approximately 2% of the total purchased and self-generated energy. SUNAT challenged the cost of sale of that energy determined by Enel Distribución Perú, on the basis of an energy theft crime that was not established by the courts of law. SUNAT’s position is that the infeasibility of a legal action can only be demonstrated through a police report and a Resolution issued by the Attorney General (Public Prosecutor’s Office) declaring, on a definitive or provisional basis, the filing of the criminal action for energy theft. The TF has rendered some decisions stating that such a decision is necessary. Enel Distribución Perú’s position is that since the law does not establish a specific mechanism on how the infeasibility of a legal action will be demonstrated, it is possible to present any available, appropriate and reasonable evidence for this situation (free review of evidence). Enel Distribución Perú chose to demonstrate that it was futile to prosecute these crimes through legal actions, presenting reports produced by specialized engineers, reports issued by the General Directorate of Electricity (DGE) of the Ministry of Energy and the Mines and by the Energy and Mining Investment Supervisor Authority (OSINERGMIN), the Peruvian electricity regulatory authority, demonstrating that there was no sense to go to the courts and prosecute a crime that would be useless because the perpetrators of the crime, the exact occurrence of theft, the specific place where it occurs and the amount stolen at each opportunity could not be identified. The TF has allowed this type of proof in case of theft in the distribution of water (an industry similar to the distribution of electricity) and has not indicated that a decision issued by the Attorney General (Public Prosecutor’s Office) is the only admissible evidence demonstrating the futility of pursuing legal action in this case.

The proceedings have progressed as follows:

For the year 2006: The TF ruled against Enel Distribución Perú in the appeal, although it agreed with Enel Distribución Perú’s position on the merits of the disputed issue. Therefore, the TF upheld the defense after holding that Enel Distribución Perú did not demonstrate the amount of commercial losses attributable to theft. This finding stems from the fact that commercial energy loss is not exclusively composed of stolen energy, but also of energy lost due to other reasons, such as measurement errors, billing errors and errors in estimating physical losses. Due to the immediate enforceability of the TF judgment, Enel Distribución Perú paid the tax due in full to SUNAT amounting to a total of PEN14,517 million (US$4,405 million). Following a decision partially in favor of Enel Distribución Perú, in January 2017, both SUNAT and Enel Distribución Perú filed extraordinary appeals with the Supreme Court of Justice. In January 2018, Enel Distribución Perú was served with the decision dismissing its extraordinary appeal and upholding SUNAT’s extraordinary appeal. In June 2018, Enel Distribución Perú was served with the decision of the Supreme Attorney General’s Office (Public Prosecutor’s Office) stating that the extraordinary appeal filed by SUNAT should be declared unfounded. In September 2018, Enel Distribución Perú submitted an oral report and presented written closing arguments.

For the years 2007 and 2008: Taking into account the result obtained in connection with the fiscal year 2006, Enel Distribución Perú initiated a new defense strategy: (i) in theory, commercial energy losses may be composed of errors of measurement, billing and estimation of physical losses; (ii) since such losses are determined by “subtraction” (the energy that entered the system “minus” the energy supplied to customers and “minus” the physical loss of energy), commercial energy loss may actually be composed of such errors only in cases of under-measurement or under-invoicing or underestimation of physical losses; (iii) if there are no such errors, the amount shown as commercial energy loss is composed only of losses from theft, (iv) during the inspection, SUNAT reviewed both the billing and the physical loss report and neither challenged nor investigated them; therefore, in this respect, SUNAT cannot raise billing errors or errors in estimating physical losses as part of the commercial energy loss, (v) with respect to measurement errors, the margins for this type of errors are minimal as a business’ electrical energy distribution is regulated.

For the year 2007: Enel Distribución Perú presented evidence that a small amount of loss was attributable to under-measurement. At that time, commercial energy losses consisted mainly of theft (95%) and, to a lesser extent (5%), measurement errors. Enel Distribución Perú presented an oral report and pleadings.

For the year 2008: Enel Distribución Perú presented evidence that demonstrated an excess of measurement. Therefore, commercial energy losses were only theft. Enel Distribución Perú provided an oral report to the TF and presented the final written arguments.

For the year 2009: SUNAT objected to the deduction of commercial energy losses, for the same reasons as in previous years. In November 2013, Enel Distribución Perú filed a claim in which, in addition to reiterating the reasons why the commercial loss of energy is deductible, it provided evidence that demonstrated that the loss of commercial energy consisted mainly of theft (93%) and, to a lesser extent (7%) of measurement errors.  In June 2014, SUNAT requested information on the details of the calculation of the “standard energy loss”. In July 2014, Enel Distribución Perú responded to the points requested by SUNAT. In August 2014, SUNAT served Enel Distribución Perú with the decision ruling on the latter’s claim. In that decision, SUNAT set aside the objection related to the standard loss of commercial energy, confirming the excess attributable to such amount. In September 2014, Enel Distribución Perú paid the debt it owed to SUNAT amounting to PEN5,274 million (ThUS$1,600), this amount includes default interest for payments on account and fines. It filed an appeal with the TF. The TF set the date for the oral report for July 9, 2019 of the current year.

For the year 2010: SUNAT only objected to the deduction of commercial energy losses corresponding to the excess of the standard commercial energy loss. In July 2015, Enel Distribución Perú paid the debt owed to SUNAT amounting to PEN5,085 million (ThUS$1,543) including taxes, interest on late payments and fines. A claim was filed with SUNAT. In April 2016, Enel Distribución Perú was notified of SUNAT’s decision, which upheld the objections, and an appeal was filed that same month.

For the year 2011: SUNAT also objected to the deduction of commercial energy losses corresponding to the excess of the standard commercial energy loss. In July 2016, Enel Distribución Perú paid the debt owed to SUNAT amounting to PEN3,126 million (ThUS$948) by way of payment on accounts and fines with the respective default interest. In September 2016, Enel Distribución Perú was served with tax assessments and fines. In October 2016, Enel Distribución Perú filed a claim for taxes and fines. In June 2017, Enel Distribución Perú received a decision through which SUNAT maintained the objections raised. In July 2017, Enel Distribución Perú filed an appeal.

Next steps are:

For the year 2006, Enel Distribución Perú is awaiting the Supreme Court ruling on SUNAT´s extraordinary appeal (cassation).

For the year 2009: Enel Distribución Perú S.A.A. is awaiting for the oral report to take place.

For the years 2007, 2008, 2009, 2010 and 2011, the TF’s issuance of the corresponding decisions are pending.

The total amount involved in these tax litigations is estimated at PEN77,084 million (approximately ThUS$23,388).

13.- In 1997, Enel Generación Perú, Perené and Simsa entered into a joint venture agreement for the development of the Chimay and Yanango power plants, agreeing to a payment of US$13 million for Enel

Generación Perú. In 1998, Enel Generación Perú signed a contract with its parent company, Generandes (now Enel Perú, after the merger with Generandes), for Enel Perú to provide supervision services for the power plants’ construction, agreeing to a payment of US$13 million for Enel Perú. In turn, Enel Perú entered into contracts with its shareholders, Entergy Perú and Conosur, transferring its commitments with Enel Generación Perú and agreeing to a payment of US$3 million for each party. SUNAT challenged this transaction (i) of Enel Generación Perú for the use of VAT as a tax credit that was surcharged by Enel Perú, and (ii) of Enel Perú for treating the expense as deductible from the company’s income tax and for the use of VAT as a tax credit that was surcharged by its shareholders. SUNAT’s position is that the transactions are not valid because Enel Perú and its shareholders are holding companies that have no personnel to provide such services. The supervision services were provided directly by Enel Generación Perú through its personnel. The TF has endorsed SUNAT’s position in the Enel Generación Perú case and Enel Perú case. With this in mind, Enel Perú hopes that the PJ will order a new decision be issued, indicating that not only do the costs not exist, but that there is no income either. According to this expected new determination, there would be a payment due in excess of Enel Perú’s income tax paid, and this excess would be offset with VAT, eliminating the contingency for this case.

These proceedings have progressed as follows:

Following an adverse decision in the administrative process, Enel Perú paid SUNAT the tax due of PEN87,055 million (ThUS$26,413) and filed a demand against SUNAT and the TF.  In September 2018, the Prosecutor’s Opinion was issued indicating that Enel Perú’s claim should be declared unfounded, and this was notified to the parties for rebuttals. In October 2018, the oral report was delivered in the absence of the SUNAT representatives.  The total sum at stake in this lawsuit is estimated at PEN87,055 million (ThUS$26,413) which was already paid to SUNAT and a ruling is still pending.

14.- On July 5, 2016, Electroperú filed a request for arbitration against Enel Generación Perú due to disagreements regarding the interpretation of certain technical aspects (committed power, start date of the contract’s second stage, determination of the Base Gas Price) of an electric power supply contract entered into in 2003. The total amount of this arbitration is estimated at approximately PEN41.2 million (ThUS$12.4). At the same time, the dispute stems from claims by Enel Generación Perú against Electroperú for approximately US$18.5 million. plus interest. Electroperú filed its claim on June 4, 2017 and Enel Generación Perú filed its answer to the claim and its counterclaim on August 4, 2017. On August 10, 2017, the arbitration court notified Enel Generación Perú on its calculation of arbitration expenses. On September 18, 2017, Electroperú filed its response to the answer to the claim and counterclaim that had been filed by Enel Generación Perú. On October 3, 2017, Electroperú filed its answer to the counterclaim that had been filed by Enel Generación Perú. On November 2, 2017, Enel Generación Perú filed its rejoinder to the response that had been filed by Electroperú. On November 17, 2017, Enel Generación Perú acknowledged proper service of the answer to the counterclaim filed by Electroperú. On January 2, 2018, Enel Generación Perú filed its rejoinder to the allegations made by Electroperú.  Arbitration hearings were held on July 23, 24 and 25, 2018.  On August 24, 2018, the parties filed their closing arguments and the arbitration process is awaiting decision on the part of the arbitration panel.

Brazil:

Enel Distribución Ceará (Companhia Energética do Ceará S.A., or “Coelce”)

15.- The Instituto Brasiliero de Defesa do Consumidor (IPEDC), a Brazilian consumer protection group, filed a public civil action against Enel in Ceará state court alleging that the inclusion of energy theft costs reflected by distributors in the tariff is illegal. It is seeking the exclusion of these costs in the rate component and the return of the sums unduly collected by the concessionaire. The judge ruled that the case be transferred to the federal courts, considering the interest ANEEL has in this case.  As of June 30, 2019 the amount involved in this lawsuit was of BRL638.23 million (ThUS$167,020).

16.- The Public Prosecutor’s Office has filed a public civil action against Enel Distribución Ceará, Enel Generación Fortaleza and ANEEL (the Brazilian Electricity Regulatory Agency) alleging that a) the electric power purchase agreement (PPA) signed between Enel Distribución Ceará and Enel Generación Fortaleza (companies of the same economic group) is illegal, the price of the contracted energy being very high, with excessive costs in the final consumers’ tariff, b) the tariff review conducted by ANEEL since 2002 is wrong, since it took into consideration inaccurate data in the process. It is seeking the exclusion of these components from the tariff and the return of the sums unduly collected by the concessionaire. The PPA’s legality was confirmed at the judicial courts of first and second instances, but the tariff review process (item b) was held to be erroneous at these instances. A special appeal filed by Enel Distribución Ceará is currently pending before the Superior Court of Justice. The amount involved in this lawsuit cannot be estimated.

17.- The Public Prosecutor’s Office for Labor Matters filed a public civil action against Enel Distribución Ceará alleging that the company was hiring third parties for the provision of final services (“outsourcing”), which was contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court), which allegedly only allows the provision of non-essential services by third parties. The Superior Labor Court issued a ruling declaring the outsourcing illegal. An appeal filed by Enel Distribución Ceará is currently pending trial by the Collective Bargaining Section (reviewing instance in the Superior Labor Court). The amount involved in this lawsuit cannot be estimated.

18.- Several rural electricity cooperatives have filed lawsuits to review the lease fee for the energy supply network in the rural area of the State of Ceará allegedly owned by them. In spite of Enel Distribución Ceará regularly paying the network lease fee to 13 rural electricity companies, a discussion on the ownership of these assets is pending decision, since they allegedly have already been directly substituted by Enel Distribución Ceará throughout the more than 30 years of these lease contracts.

•                      Cooperativa de Eletrificação Rural do Vale do Acaraú (COPERVA): There is no interim decision and there is still no first instance decision from the Ceará state court.

•                       Cooperativa de Eletrificação Rural do Vale do Acaraú (COPERVA): The Court of Justice (court of second instance) ruled in favor of Enel Distribución Ceará, rejecting the request for lease review, and a special appeal was filed by COPERVA and is currently pending before the Superior Court of Justice (court of third instance). On November 5, 2018, the Supreme Court rendered a single-judge decision on a special appeal filed by COPERVA and vacated the ruling on the clarification attachments requested. In summary, the ruling judge held that the decision by the Court of Justice failed to provide satisfactory clarification on the facts claimed in COPERVA’s clarification attachment petitions and declared a retrial to hear this plea. Enel Distribución Ceará filed a plea against this decision on December 3, 2018 with the Supreme Court in order that an en-banc decision be rendered (since the ruling had been issued by a single judge), which plea has yet to be docketed. As of June 30, 2019, the amount involved in these two lawsuits was BRL248.2 million (ThUS$64,963).

•                       Cooperativa de Energia, Telefonia e Desenvolvimento Rural (COERCE): There is no interim decision and there is still no first instance decision from the Ceará state court. As of June 30, 2019, the amount involved in this lawsuit was BRL148.9 million (ThUS$38,970).

•                       Cooperativa de Energia, Telefonia e Desenvolvimento Rural (COPERCA): On June 13, 2019, the judge issued a decision that transferred the lawsuit to the Federal courts, considering ANEEL’s interest in the lawsuit. As of June 30, 2019, the amount involved in this lawsuit was BRL129 million (ThUS$33,851).

19.- Fiação Nordeste do Brasil S/A (FINOBRASA), which has now been succeeded by Vicunha, filed a lawsuit against Enel Distribución Ceará claiming that the readjustment of electricity tariffs made through Decrees Nos. 38 and 45 (DNAEE) in February 1986 are illegal. It is seeking the declaration of adjustment’s illegality and an order that its effects be reflected in all subsequent readjustments and the return of inappropriately collected amounts. The Court of Justice (court of second instance) rendered a decision declaring the readjustment made in 1986 illegal, but it has rejected its reflection in the other readjustments (cascade effect). A special appeal filed by COPERVA is currently pending before the Superior Court of Justice (court of third instance). As of June 30, 2019, the amount involved in this lawsuit was BRL92.87 million (ThUS$24,305).

20.- Enel Distribución Ceará must apply the “pro rata” rule to calculate the amount of ICMS deductible with respect to the total ICMS included in energy purchases. The rule stipulates that the percentage represented by the income taxed by ICMS over the total income (whether or not subject to ICMS) is deductible. For the purposes of its inclusion in the pro rata denominator, Enel Distribución Ceará’s position is that the untaxed income is the result of applying the energy’s final selling price (price after deducting the State of Ceará subsidy for low-income consumers) and the Brazilian Tax Authority maintains that the untaxed income is the price of the normal tariff (without deducting the subsidy). Due to the differences that arose in the interpretation of these laws, Enel Distribución Ceará has a total of 10 proceedings covering the years 2005 to 2014. The Company continues its defense in the administrative and judicial proceedings. As of June 30, 2019, the total amount involved in these lawsuits was estimated at BRL221 million (ThUS$57,834).

21.- The State of Ceará issued assessments to Enel Distribución Ceará for the periods 2003, and from 2004 to 2017, since it considered that the ICMS included in the acquisition of fixed assets had been incorrectly deducted. Enel Distribución Ceará has filed its administrative defenses in all administrative actions and is awaiting final decisions. As of June 30, 2019, the total amount involved in this lawsuit was estimated at BRL187 million (ThUS$48,937).

Enel Distribución Goiás S.A. (formerly CELG Distribuição S.A.)

22.- Several Municipalities have filed lawsuits against Enel Distribucion Goiás claiming that an agreement made between Enel, the State of Goiás and the Goiana Association of Municipalities (AGM) which provides for the direct transfer to Enel of ICMS amounts owed to municipalities by the State of Goiás is illegal. The amounts transferred were used to pay electric bills in arrears. Enel states that despite the potential illegality of the agreement, the amounts were effectively due and it would not be possible to return them to the municipalities. The Court of Justice of Goiás is divided and there is still no unanimous decision, which will only be rendered by the Superior Court of Justice (the court of third instance).

•                      Municipality of Aparecida de Goiânia: As of June 30, 2019, the amount involved in this lawsuit was US$141.3 million (BRL540 million).

•                      Municipality of Quirinópolis: As of June 30, 2019, the amount involved in this lawsuit was US$75.924 million (BRL290.1 million).

•                      Municipality of Mineiros: As of June 30, 2019, the amount involved in this lawsuit was US$41.29 million (BRL157.7 million).

•                      Municipality of Anápolis: As of June 30, 2019, the amount involved in this lawsuit was US$73.86 million (BRL282.2 million).

•                      Municipality of Bela Vista de Goiás: As of June 30, 2019, the amount involved in this lawsuit was US$23.77 million (BRL90.8 million).

•                      Municipality of Goiatuba:  As of June 30, 2019, the amount involved in this lawsuit was US$68.79 million (BRL262.85 million).

•                      Municipality of Caiapônia:  As of June 30, 2019, the amount involved in this lawsuit was US$25.2 million (BRL96.4 million).

•                      Municipality of Cezarina:  As of June 30, 2019, the amount involved in this lawsuit was US$31.8 million (BRL121.6 million).

23.- A group of 21 suppliers have filed a lawsuit against Enel Distribución Goiás claiming that the contracting model (outsourcing) carried out by Enel Distribución Goiás had been ruled illegal by the Labor Courts and that they suffered damages which should be compensated. The Court of Justice (court of second instance) ruled in the suppliers’ favor. A special appeal filed by Enel Distribución Goiás is currently pending before the Superior Court of Justice (court of third instance). As of June 30, 2019, the amount involved in this lawsuit was BRL125.2 million (ThUS$32,764).

24.- Enel Brasil S.A and Enel Distribución Goiás have filed a security order against the State of Goiás in relation to the procedure for the refunding of the amounts paid by Enel Distribución Goiás with respect to the claims guaranteed by laws Nos. 17,555 (FUNAC) and 19,473 (VAT Tax Credits), so that they may be applied normally. The judge rejected the injunctive order request. Enel has filed an appeal against the injunctive decision, which was accepted by the Court of Justice of the State of Goiás, determining the suspension of the effects of the new law and the full validity of laws Nos. 17,555 (FUNAC) and 19,473 (VAT Tax Credits). There is not a first instance decision.

25.- Enel Distribución Goiás was audited by the Brazilian Tax Authority due to its position in the past on the exclusion of ICMS amounts from the Social Contributions base (PIS/COFINS). The company excluded the ICMS before a final decision, consequently the Brazilian Tax Authority issued 4 assessments against Enel Distribución Goiás, arguing that exclusion was not permitted. In a case with precedential value, the Supreme Court acknowledged that ICMS should not be part of the PIS and COFINS tax base. Judgment on an appeal to this decision filed by the Tax Authority is still pending. In the specific case of Enel Distribución Goiás, the final decision by the court is pending. As of June 30, 2019, the amount involved in this lawsuit was BRL614 million (ThUS$160,680).

26. In March 2017, the Supreme Federal Court of Brazil (STF) settled a matter of general consequences related to the calculation of PIS and COFINS taxes. The STF confirmed the position that the ICMS tax should not be part of the calculation basis of the PIS and COFINS. However, the Federal Government filed an appeal, seeking to determine the temporary effects and some clarifications.

The subsidiaries in Brazil that were affected by the ruling of the STF, filed legal actions in this regard, in the respective Federal Regional Courts. During this year, Enel Distribución Sao Paulo and Enel Distribución Ceará were notified of the final rulings issued by those Courts, which recognized the companies’ rights to deduct the ICMS applied to their own operations from the PIS and COFINS calculation bases (for the periods running from December 2003 to December 2014 for Enel Distribución Sao Paulo, and May 2001 onwards for Enel Distribución Ceará).

Considering various internal analyses and those by legal advisors, as well as the best available estimates, Enel Distribución Sao Paulo and Enel Distribución Ceará recognized US$ 1,293 million and US$ 374 million, respectively, in assets at the end of the first half of 2019. As the overpayment of the PIS and COFINS taxes was passed on to final customers at the time, simultaneously with the recognition of these recoverable taxes, our subsidiaries have recognized a regulatory-related liability for the same amounts indicated above, net of whatever costs incurred or to be incurred by the companies in these legal proceedings. These liabilities represent the obligation to refund to the final customers any taxes that are recovered.

The Group will adopt the procedures for the recovery of tax credit in accordance with legal provisions. The transfer to consumers will depend on the actual use of the tax credit by the Companies and will be carried out in accordance with the regulations of the National Electric Energy Agency (ANEEL), with an expectation that it will take 52 months in the case of Enel Distribución Sao Paulo and 45 months in the case of Enel Distribución Ceará.

For Enel Distribución Sao Paulo, the resolution of the lawsuit that covers the period from January 2015 onwards is still pending. For this reason, the billing system which includes the ICMS in the basis for calculating the PIS and COFINS taxes will not be changed until the final favorable ruling is issued. The judicial actions filed by our subsidiaries Enel Distribución Rio and Enel Distribución Goias are also pending, awaiting the final ruling by the respective Federal Regional Courts.

It should be noted that the “Social Integration Program” (referred to as PIS) and the “Social Security Contribution or Funding” (referred to as COFINS) are federal taxes paid by companies in Brazil which are intended to fund programs for employees, public health, social assistance and social security. These taxes are applied to the gross revenue of the companies. The “tax on circulation of goods and services” (referred to as ICMS), is a state-level value-added tax (VAT) in Brazil, and is applied to the sale of telecommunications and transportation goods and services.

Enel Distribución Río (Ampla Energia e Serviços S.A.)

27.- Companhia Brasileira de Antibióticos (CIBRAN) has filed several lawsuits against Enel Distribución Río seeking compensation for energy supply failures in the years 1987 to 1994 and 1995 to 1999.

•                      CIBRAN vs. Ampla Energia e Serviços S.A. The Court of Justice of the State of Río de Janeiro (court of second instance) ruled in Enel Distribución Río’s favor, dismissing the claim for compensation, and a special appeal filed by CIBRAN is currently pending before the Superior Court of Justice (court of third instance). The amount involved in this lawsuit cannot be determined, as it will be determined by an expert at the end of the lawsuit.

•                      CIBRAN vs. Ampla Energia e Serviços S.A. The court of first instance ruled against Enel Distribución Río, and an appeal filed by Enel Distribución Río is currently pending before the Court of Justice of the State of Río de Janeiro (court of second instance). As of June 30, 2019 the amount involved in this lawsuit was BRL487 million (ThUS$127,390).

28.- Indústria de Papel e Embalagens S.A. (CIBRAPEL) filed a lawsuit against Enel Distribución Río seeking compensation due to energy supply failures. A final decision was rendered against Enel Distribución Río. The expert opinion fixed the compensation at BRL21.5 million, but the amount has been challenged by Enel Distribución Río, and the appeal has not yet been resolved as of this date. As of June 30, 2019, the amount involved in this lawsuit was BRL201.3 million (ThUS$52,687).

29.- The Niterói Workers Union filed a labor claim against Enel Distribución Río demanding the payment of a 26.05% wage differential from February 1989, by virtue of the Economic Plan instituted by Decree Law No. 2,335/87. Enel Distribución Río lost all of the preceding court instances, and an extraordinary appeal filed by Enel Distribución Río is currently pending before the Federal Supreme Court. In parallel, some former employees (65) began an the enforcement of a judgment against Enel. As of June 30, 2019, the amount involved in this lawsuit was BRL101.3 million (ThUS$26,515).

30.- The Brazilian Tax Authority issued a tax assessmet in 2003 against Enel Distribución Río to collect alleged COFINS tax due for the period from December 2001 until March 2002. After adverse rulings in the courts of first and second instance, Enel Distribución Río filed an extraordinary appeal to the Superior Court and is awaiting its decision. The amount involved in this dispute is BRL168 million (ThUS$43,964).

31.- In 2005, the Brazilian Tax Authority notified Enel Distribución Río on the non-applicability of the special tax treatment that had reduced to zero the withholding tax rate on interest paid abroad on the Fixed Rate Notes (FRN) issued by the Company in 1998. Enel Distribución Río is still litigating this issue in the judicial court of the first instance. The total amount of this dispute is estimated at BRL1,286 million (ThUS$336,537).

32.- The State of Río de Janeiro issued tax assessments against Enel Distribución Río for the periods from 1996 to 1999 and from 2007 to 2017, since it was of the opinion that the ICMS levied on the acquisition of fixed assets had been incorrectly deducted. Enel Distribución Río filed its administrative defenses in all proceedings. Part of the administrative proceedings was resolved in Enel Distribución Río’s favor and the remaining part is under discussion in judicial proceedings that await final decisions. As of June 30, 2019, the total amount involved in this lawsuit was estimated at BRL127 million (ThUS$33,235).

Eletropaulo (commercially known as Enel Distribución Sao Paulo) .

33.- Centrais Elétricas Brasileiras S.A. (Eletrobrás) filed a lawsuit against Eletropaulo seeking the payment of amounts owed due to inflation in a funds contract signed in 1986. A final decision was rendered against Eletropaulo. The expert work to define the amount was started, but on May 31, 2018 the parties signed an agreement (pending ratification by the trial court) and Eletropaulo will pay Eletrobrás the amount of BRL1,500 million over 5 years. As of March 13, 2019 a decision was rendered (i) approving the agreement and (ii) confirming the exclusion of CTEEP and returning the discussion about the compensation (Eletropaulo’s right to subrogation) to the individual parties. On June 10, 2019, the decision of the agreement with the lawyers of Eletrobras was finalized and the enforcement of the agreements began. Eletropaulo has paid the first part of the agreement in the amount of ThUS$70,924 (BRL271.02 million) to Eletrobrás and ThUS$16,391 (BRL63.4 million) to Eletrobrás’ lawyers (new and old). As of June 30, 2019, the amount involved in the lawsuit was ThUS$340,721 (BRL1,302 million).

34.- Eletropaulo filed an action seeking the annulment of ANEEL’s administrative decision, which determined the retroactive exclusion of the tariffs applied by Eletropaulo before the date of its third periodic review, with the refund of sums associated with a possibly non-existent network and rejected a subsidiary request (made by Eletropaulo) for inclusion of other existing service assets (network), but not recorded in the company’s remuneration base. There is no first instance decision and the lawsuit is in its initial phase. As of June 30, 2019, the amount involved in this lawsuit was BRL852.9 million (ThUS$223,210).

35.- Sindicato dos Trabalhadores na Indústrias de Energia Elétrica de São Paulo filed 5 class-actions seeking the payment of hazard allowance for all employees (except management positions) of Eletropaulo located in the Barueri office until the decommissioning of the generating unit that was in the attic (below the heliport), during the period from February 2012 to February 2016, the time of the decommissioning of the generator unit and its installation outside the building. There is still no first instance decision, but the judge informed that he would pass sentence soon, it is estimated that in the next two months. As of June 30, 2019, the amount involved in this lawsuit was BRL113.2 million (ThUS$29,621).

36.- The Federal Public Prosecutor’s Office (MPF) has filed a public civil action against Eletropaulo and ANEEL seeking to block the transfer to consumers’ tariffs of amounts contracted with affiliated parties (AES Tietê, at that time) and the double reimbursement of amounts already collected. The court ruled in Eletropaulo’s favor, rejecting the applications, but the Federal Regional Court (TRF) admitted the MPF’s appeal and overturned the decision. An Eletropaulo appeal against TRF’s decision is currently pending in the Superior Court of Justice. The amount involved in this lawsuit cannot be estimated.

37.- The Public Prosecutor’s Office for Labor Matters filed a public civil action against Eletropaulo alleging that the company was hiring third parties for the provision of final services (“outsourcing”), which is contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court), which allegedly only allows the provision of non-essential services by third parties. On April 5, 2019, the judge issued a ruling in which he rejected (i) the request for a declaration of the existence of outsourcing fraud, and (ii) the connection of the suppliers’ employees with Eletropaulo; however, the ruling has ordered Eletropaulo (iii) to pay compensation for collective moral prejudice for BRL5 million (ThUS$1,308), (iv) the equalization of remuneration between its own employees and those of the suppliers with a penalty of BRL1 million in case of non-compliance. Eletropaulo will file an appeal against the final judgment. The amount involved in this lawsuit cannot be estimated.

38.- Neoenergía commenced arbitration against Eletropaulo for alleged non-compliance with the investment letter signed between the parties in the process that resulted in Enel Américas’ acquisition of shareholder control of the company. In summary, Neoenergía is seeking compensation, not yet estimated, for losses and damage suffered as a result of non-compliance with the investment letter. The arbitration tribunal has been constituted. On October 18, 2018, Neoenergía filed its first statement. On December 3, 2018, Eletropaulo filed its defense. On January 14, 2019, Neoenergia provided an answer. On January 20, 2019, Eletropaulo submitted a reply. On March 26, 2019, Neoenergia specified the documents Eletropaulo should submit. On April 3, 2019, Eletropaulo presented its list of witnesses and some documents. On May 30, 2019 and May 31, 2019, the initial hearings and production of evidence hearings were held, with the witnesses approved by the parties being heard. A final decision has been estimated to be reached prior to the end of 2019.

39.- Eletropaulo filed a complaint requesting a declaration that the amounts of COFINS paid by the company were paid in accordance with the rules of the Amnesty Program of the Brazilian Federal Government (reduction of fines and interest) created in 1999. The complaint was filed by the company in September 1999. Following the decision in the court of second instance that decided partly in its favor regarding the principal amount, interest and fine, in April 2018, the company filed appeals with the Superior Court of Justice and the Federal Supreme Court which are currently pending. BRL160.3 million of the total amount involved (BRL801.5 million) comprise the attorneys’ fees (20%) paid by the Federal Tax Authority. The possibility of a loss with respect to this portion is posible. The remaining portion (BRL641.2 million) is related to the capital (tax) paid with amnesty benefits and the possibility of loss is remote. Therefore, the possible amount of loss is BRL160.3 million (ThUS$41,949).

40.- In May 2008, the Brazilian Tax Authority filed a lawsuit against Eletropaulo seeking payment of the PIS (Social Integration Program) tax, corresponding to the rate increase for the period from March 1996 to December 1998. After unfavorable rulings in the courts of first and second instances Eletropaulo filed appeals with the Superior Court of Justice and the Federal Supreme Court. The amounts under discussion have been covered by a bank guarantee. In the latter regard, while awaiting the outcome of this procedure, the Office of the Attorney General of the Department of the National Treasury of Brazil requested the replacement of the bank guarantee. This request was rejected and the Attorney General’s Office appealed this decision. In June 2019, the Appeals Court upheld the appeal. In light of this, the company made a judicial deposit of the amount involved and filed a claim for clarification that is awaiting judgment. As June 30, 2019, the amount involved in the litigation was BRL240.2 million (ThUS$62,859).

41.- In accordance with a final decision issued after a trial, Eletropaulo was granted the right to offset claims for FINSOCIAL (social contribution system established in March 1992 before COFINS) related to amounts paid from September 1989 to March 1992. In spite of this, due to differences in the calculation of the credits stipulated by the Federal Tax Authority, part of the offsets requested by the company were not accepted and the debts were required by the Tax Authority. Following a decision unfavorable to the company in the court of first instance, the company appealed this decision and this appeal is pending before the administrative court of second instance. As of June 30, 2019, the amount involved in this lawsuit was BRL220.2 million (ThUS$57,625).

42.- The Federal Tax Authority issued a tax assessment to Eletropaulo, based on the alleged non-payment of Personal Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL) for the 2001 and 2002 financial years, because the company allegedly deducted integrated amounts paid to its pension fund from both the IRPJ and the CSLL, despite the fact that the specific regulation establishes a 20% limit for such deductions. After the unfavorable final ruling in the administrative procedure in October 2017, the dispute was submitted to the court of law. In June 2019, a favorable ruling was issued in the first instance to determine the issuance of a new ruling on the company’s appeal in the Administrative Court. The Attorney General’s Office appealed against this decision. As of June 30, 2019, the amount involved in this lawsuit was BRL169.8 million (ThUS$44,435).

43.- The Tax Authority rejected the Eletropaulo offset related to the credits of the PIS originated by legislative changes introduced by Decrees 2,445 and 2,449/1988, which were declared unconstitutional by the Federal Supreme Court, that were offset against other federal taxes due in April and May 2013. The company filed its defense in September 2014. In January 2019, after a first instance partially favorable verdict, the Company filed an appeal, which is pending before the second instance Administrative Court. As of June 30, 2019, the amount involved in this lawsuit was BRL154.4 million (ThUS$40,405).

44.- Eletropaulo filed a lawsuit seeking the recognition of the right to offset the total CSLL tax credits resulting from Eletropaulo’s spin-off. Favorable rulings were issued in the courts of first and second instance. In May 2017, the Attorney General’s Office filed an appeal with the Superior Court of Justice, which is pending. As of June 30, 2019, the amount involved in the lawsuit was BRL150.1 million (ThUS$39,280).

45.- In July 2000, Eletropaulo filed a lawsuit seeking the recognition of credits arising from improper payments of PIS made pursuant to Decrees 2,445 and 2,449/1988, which were declared unconstitutional by the Federal Supreme Court. In May 2012, a final decision was issued in favor of the company recognizing the right to the credits. However, the Federal Tax Authority rejected the Eletropaulo offsets due to the fact that they had been made before the legal action had ended, using federal tax debits in addition to PIS. The company claims that the offsets were made on the basis of the favorable court ruling and that the adopted procedure was correct.  After unfavorable decisions were rendered in the court of first instance, the company filed appeals with the court of second instance. As of June 30, 2019, the amount involved in the lawsuit was BRL647.1 million (ThUS$169,342).

46.- Eletropaulo filed a lawsuit against the tax assessment issued by the Tax Authority of the Municipality of São Paulo, seeking payment of the Public Lighting Contribution (COSIP) related to the period from March 2011 to December 2015. These tax assessments are based on the alleged irregularities imputed to the company: (i) incorrect classification of customers, (ii) illegally applied tax exemption, and (iii) non-payment of the penalty for late contribution payments. In July 2018, the court of first instance rendered a decision partially favorable to the company that limited the interest charged by the Tax Authority to the Brazilian preferential rate (“SELIC”). Both parties filed appeals against this decision which are currently pending before the court of second instance. As of June 30, 2019, the amount involved in the lawsuit was BRL125.5 million (ThUS$32,842).

47.- The Tax Authority of the State of São Paulo issued five tax assessments seeking payment of ICMS due to allegedly invalid setoffs in which the company used assigned credits in the acquisition of fixed assets, and which the Tax Authority believed was not appropriate. The company filed its administrative defenses in all the administrative procedures and is awaiting the final decisions. As of June 30, 2019, the amounts involved in the lawsuits were BRL110.8 million (ThUS$28,996).

48.- Eletropaulo filed a lawsuit against Federal Decree No. 8,426/2015, which reinstated the PIS/PASEP and COFINS tax on financial income earned by companies subject to the non-cumulative PIS/PASEP and COFINS regime, at a rate of 4.65%, as of July 1, 2015. The status of the litigation is that unfavorable decisions were rendered in the court of first (November 2015) and second judicial instance (August 2017). In December 2017, the company filed appeals to the Superior Court of Justice and the Federal Supreme Court, with the rulings currently pending.  As of June 30, 2019, the amount involved in this lawsuit was BRL118.41 million (ThUS$30,906).

49.- Eletropaulo filed a lawsuit claiming the right not to take into consideration, in its bases of calculation of IRPJ and CSLL, the amounts related to interest derived from the delay in fulfilling contractual obligations on the part of third parties that maintain contractual relations of any type with the company (interest as an advance valuation of damages). In March 2012, the court of first instance issued a decision favorable to Eletropaulo. The Federal Tax Authority appealed against this decision and the appeal is awaiting decision. Since the decision of the court of first instance was rendered, the company has not paid the disputed taxes to the federal government. As of June 30, 2019, the amount involved in this lawsuit was BRL69.3 million (ThUS$18,135).

50.- Eletropaulo filed lawsuits against several tax assessments issued by the Tax Authority of the State of São Paulo claiming the payment of ICMS due to alleged irregularities in the debt reversal transactions. The company is presently challenging five tax assessments, for which final decisions are pending. As of June 30, 2019, the amount involved in this lawsuit was BRL158.7 million (ThUS$41,269).

51. Tax assessments issued by the Federal Tax Authority against Enel Distribución Sao Paulo based on the alleged non-payment of PIS/PASEP and COFINS in the 2013-2015 period, from the exclusion of credits in the acquisition of goods and services. The company filed its defenses in the two administrative processes and is awaiting final decisions. As of June 30, 2019, the amount involved in the litigation was BRL 79.3 million (ThUS$ 20,752).

Enel CIEN S.A.

52.-   Enel CIEN is an Enel Américas group transmission company in Brazil. Its network connects the electrical system of Brazil and Argentina. Enel CIEN has signed contracts with two Brazilian companies (Furnas and Tractebel Energia S.A.) for the purchase and sale of firm power with associated energy from Argentina. In 2005, due to the energy and economic crisis in Argentina, it was no longer possible to fulfil the terms of the contract. The two companies have filed actions for declaration of contractual termination, imposition of contractual penalties and claims for compensation (not estimable to date).

•                  Furnas vs. Enel CIEN S.A. The court of first instance issued a decision favorable to Enel CIEN and on August 21, 2018 the decision was confirmed by the Court of Justice. Furnas has appealed against the decision at the Higher Court; to date no resolution has been issued in regards to the appeal. As of June 30, 2019, the amount involved in this lawsuit was BRL1,978 million (ThUS$517,597).

•                  Tractebel Energia S.A. vs. Enel CIEN S.A. There is no interim decision and there is still no first instance decision from the Santa Catarina state court. The proceedings of the case are suspended until a new decision by the judge. Currently the claim is in the period allowed for submitting evidence (expert appraisal). As of June 30, 2019 the amount involved in this lawsuit was BRL416.4 million (ThUS$108,966).

Enel Generación Fortaleza S.A. (formerly Central Generadora Termoeléctrica Fortaleza S.A. or “CGTF”)

53.- Petróleo Brasileiro S.A (Petrobrás) has notified Enel Generación Fortaleza of its intention to terminate the gas supply contract signed in 2003 (within the scope of the Brazilian government’s thermoelectric priority program) based on an alleged economic-financial imbalance. Enel Generación Fortaleza alleges that the contractual conditions of the gas supply are “guaranteed” by the Brazilian government and that the power generation by Enel Generación Fortaleza and other generation companies linked in this program guarantee the energy supply for the country. Since the beginning of this dispute, gas supply has been suspended at some points and later restored by a court order (the most recent ruling in effect since December 10, 2018). In addition, the issue of the forum for the dispute, either the legal system or arbitration, has not yet been resolved.  The lawsuit is still at its initial stage and the production of evidence has not begun. On December 28, 2018, the parties asked for the arbitration to be recessed now that the parties have resumed discussions to reach an understanding. The court has accepted this request and the arbitration is recessed until March 28, 2019. The amount involved in this lawsuit cannot be estimated.

54.- In February 2007, the Brazilian Tax Authority issued against Enel Generación Fortaleza a tax assessment for the periods December 2003 and February 2004 to November 2004, regarding alleged PIS/COFINS differences between the amounts declared in the annual obligation (where PIS/COFINS amounts were reported under the non-cumulative regime) and the amounts declared in the monthly statements (where tPIS/COFINS amounts were reported under the cumulative regime). After a ruling was rendered by the third administrative instance against CGTF, the company filed a plea for clarification and the final decision was unfavorable. Enel Generación Fortaleza will resort to the judicial courts. As of June 30, 2019 the total amount involved in this lawsuit was estimated at BRL86 million (ThUS$22,506).

Enel Brasil S.A.

55.- In 2014, the Brazilian Tax Authority issued a tax assessment to Enel Brasil claiming violations in the collection of income tax on dividends allegedly distributed in a sum larger than owed in 2009 and 2010. After adverse rulings at the first and second administrative instances, the company appealed to the third administrative level. As of June 30, 2019, the total amount of this dispute is estimated at BRL289 million (ThUS$75,629).

Management of Enel Américas S.A. has considered a total provision for the amount of ThUS$457,941 and believes that the provisions recorded in the consolidated financial statements as of June 30, 2019 (see Note 24), adequately cover the risks for the lawsuits described in this Note, and therefore, they are not expected to give rise to liabilities in addition to those recorded.

Given the nature of the risks covered by these provisions, no reasonable payment schedule, if any, can be determined.

34.4    Financial restrictions

A number of the Company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance to avoid acceleration of such debt.

1.                  Cross Default

Some of the financial debt contracts of the Company contain cross default clauses. In Enel Américas’ bank loan under the law of the State of New York, signed in February 2018 and that expires in February 2021, the cross default for non-payment could be triggered by another debt either of Enel Américas on a stand-alone basis or of some “Significant Subsidiary” (as defined in the contract). In order to accelerate the debt in this loan due to the cross default originating such other indebtedness, the amount in default, whether over an individual loan and an aggregate of such, must exceed US $ 150 million, or its equivalent in other currencies, and other additional conditions must be met, including the expiry of grace periods (if any in the contract in default) and formal notice of the intention to accelerate the debt by creditors representing more than 66.67 % of the amount owed or committed. As of June 30, 2019, the amount owed in connection with this loan totals ThUS$352,204.

For a substantial number of the bonds issued by the Company that are registered with the SEC, commonly called “Yankee bonds”, a cross default might be triggered by another debt of the Company on an individual level, or of any significant subsidiary (as defined in the contract), for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$150 million, or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of the specific series of Yankee bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Yankee bonds of the Company. The Yankee bonds of the Company mature in 2026. As of June 30, 2019, the outstanding amount for the Yankee Bonds was ThUS$589,713.

The Company’s bonds issued in Chile state that cross default can be triggered only by the default of the issuer, either on a stand-alone or on an aggregate debt basis, when the amount in default exceeds 3% of total consolidated assets. Debt acceleration requires the agreement of at least 50% of the bondholders of the specific series. As of June 30, 2019, the outstanding amount for the domestic bonds was ThUS$20,557.

2.                  Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the Company is obliged to meet at certain periods of time (quarterly, annually, etc.) and in some cases only when certain conditions are met. Most of the financial covenants of the Company limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Certain companies are also required to periodically certify these covenants. The types of covenants and their respective limits vary according to the type of debt and contract.

The Series B2 domestic bonds of the Company include the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

•                     Consolidated Equity: Minimum Equity of Ch$677,228 million must be maintained, a limit adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of June 30, 2019, the Company’s equity was Ch$6,436,100 million (at the closing exchange rate).

•                     Debt to Equity Ratio: A debt to equity ratio, defined as Total liabilities to Equity, shall not be more than 2.24. Total liabilities are the sum of Total current liabilities and Total non-current liabilities, while Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of June 30, 2019, the debt to equity ratio was 2.14.

•                     Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities must be at least 1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total Assets less the sum of Cash, Bank balances, Current accounts receivable from related parties, Current payments in advance, Non-current accounts receivable from related entities, and Gross identifiable intangible assets, while Total secured assets relates to assets pledged as security. On the other hand, Total unsecured liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by collateral. As of June 30, 2019, this ratio was 1.13.

On the other hand, the Yankee bonds or any other debt of the Company on a stand-alone basis are not subject to financial covenants.

As of June 30, 2019, the most restrictive financial covenant for the Company was the Unsecured Assets ratio with respect to Series B2 domestic bonds.

In Perú, the debt of Enel Distribución Perú S.A. only has a single covenant:

•                     Local bonds of the fourth program, whose final maturity is in January 2033, are subject to Debt to Equity Ratio which is calculated by dividing Total liabilities less deferred liabilities by Equity.

On the other hand, the debt of Enel Generación Perú S.A. includes the following covenants:

•                     Local bonds whose outstanding amount as of June 30, 2019 was ThUS$35,796 and final maturity is in January 2028, are subject to Debt to Equity Ratio which is calculated by dividing Debt less cash by Equity.

•                      As of June 30, 2019, the most restrictive financial covenant for Enel Generación Perú S.A. was the ratio of indebtedness corresponding to the local bonds.

Finally, in Perú, the debt of Enel Generación Piura includes the following covenants:

•                      Finance lease arrangement with Banco de Crédito del Perú whose final maturity is in June 2020, is subject to the following covenants: Debt Repayment Capacity Ratio calculated by dividing Cash Flows for Debt Service by Debt Service, and Debt to Equity Ratio calculated by dividing Total liabilities less Deferred Liabilities by Equity.

•                      Finance lease arrangement with Banco Scotiabank whose final maturity is in March 2022, is subject to the same financial covenants as those for the finance lease arrangement with Banco de Crédito del Perú.

•                      As of June 30, 2019, the outstanding balance of the leases amounted to ThUS$63,954 and the most restrictive financial covenant for Enel Generación Piura was the Debt repayment capacity in leases with Banco de Crédito del Perú.

In Brazil, the debt of Enel Distribución Río S.A includes the following covenants:

•                      Ninth local bond issue whose outstanding amount as of June 30, 2019 was ThUS$156,962 and final maturity is in December 2020, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•                      Loan with Banco Nacional de Desenvolvimiento (“BNDES”) whose outstanding amount as of June 30, 2019 was ThUS$208,630 and final maturity is in December 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•                      Loan with Citibank and Banco Itaú whose outstanding amount as of June 30, 2019 was ThUS$176,291 and final maturity is in July 2021, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•                      As of June 30, 2019, the most restrictive financial covenant for Enel Distribución Río S.A. was the Net Financial EBITDA, test contained in loans with Banco Citibank and Itaú.

In addition, the debt of Enel Distribución Ceará S.A. includes the following covenants:

•                     Loans with Eletrobrás and Banco do Brasil whose outstanding amount as of June 30, 2019 was ThUS$4,645 and final maturity is in October 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA.

•                     Loan with BNDES whose outstanding amount as of June 30, 2019 was ThUS$40,258 and final maturity is in December 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt and Net Equity.

•                     Fifth local bond issue, Sixth and Seventh local bond issue and promissory notes with Itaú whose outstanding amount at June 30, 2019 was ThUS$388,942 and maturity is in June 2025 is subject to the Debt Repayment Capacity Ratio, calculated by dividing Debt by EBITDA.

•                     As of June 30, 2019, the most restrictive financial covenant for Enel Distribución Ceará S.A. was the Debt/EBITDA ratio for the corresponding loans with Bancos Electrobrás and Banco do Brasil.

Additionally, in Brazil, the debt of Enel Distribución Sao Paulo includes the following covenants:

•                     14th and 23rd local bond issue whose outstanding amount as of June 30, 2019 was ThUS$942,722 and final maturity in September 2025, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt Coverage Ratio calculated by dividing EBITDA by Interest Expense (only applicable to the 14th issue).

•                     The Promissory Note Fifth Issue whose outstanding balance as of June 30, 2019 amounted to ThUS$130,768 and whose final maturity is in September 2019, includes the covenants on the Debt Repayment Capacity ratio, calculated as Net Debt over EBITDA.

•                     As of June 30, 2019, the most restrictive financial covenant for Enel Distribución Sao Paulo was the Debt/EBITDA ratio.

Finally, in Brazil, the debt of Enel Distribución Goiás includes the following covenants:

•                     Loan with Citibank, whose outstanding balance as of June 30, 2019 amounted to ThUS$147,743 and whose maturity is in January 2021, includes the covenant Capacity to pay the debt, calculated as Net Financial Debt over EBITDA.

In Colombia, the debt of Codensa S.A. (“Codensa”) includes the following covenants:

Loan with the MUFG Bank whose outstanding amount as of June 30, 2019 was ThUS$88,506 and final maturity in June 2020, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA.

All of our subsidiaries not mentioned in this note are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of June 30, 2019, neither the Company nor any of its subsidiaries were in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

34.5    Other Information

Enel Generación Costanera S.A. - Enel Generación El Chocón S.A. — Central Dock Sud S.A.

Central Vuelta de Obligado (VOSA)

During the 2016 year, Central Vuelta de Obligado S.A. (“VOSA”) continued generating energy at the demand of CAMMESA with the two simple cycle Gas Turbine with both fuels. However, the project progress slowed down. This fact resulted in several claim notes from VOSA to General Electric

Internacional Inc. and General Electric Internacional Inc. Argentina branch (“GE”), acting on behalf of Fideicomiso Central Vuelta de Obligado (“FCVO), to get the project pace back on track. In this regard, on February 12, 2016, GE initiated a higher costs claim to the FCVO through the contractual clause of “friendly negotiations”. During September 2016, due to the additional costs derived from inflation, the negotiations ended in an arbitration process provided in the contract. On November 10, 2016, FCVO and VOSA were notified by the Arbitration Court of the Buenos Aires Stock Exchange about the arbitration suit filed by GE.

On August 7, 2017, following a series of negotiations tasks, FCVO and GE signed a Second Supplemental Agreement (“SAS” for its acronym in Spanish) by means of which GE commits to achieve the Beginning of the Total Operation (“IOT” for its acronym in Spanish) no later than February 28, 2018. In addition to other issues, the parties agreed to new penalties for non-compliance, the delivery of new guarantees, and the suspension of all judicial and/or extrajudicial deadlines until May 29, 2018 regarding the actions and claims between the FCVO and GE. For this reason, the parties requested the Court to suspend the arbitration process. The Court finally resolved to suspend the process until May 28, 2018.

Subsequently, on June 11, 2018, the Parties resolved to extend the period of suspension of all judicial and / or extrajudicial deadlines until September 15, 2018, and before the expiration of this deadline, on September 13, 2018, the Parties decided to extend again the period of suspension of all judicial and / or extrajudicial deadlines until November 15, 2018.

Finally, on March 20, 2018, CAMMESA began the commercial operation in the Wholesale Electricity Market, of the two TGs and TV units in its operation as a combined cycle plant of VOSA , for up to 778,884 MW (net capacity).

On February 7, 2019, VOSA signed with CAMMESA the Supply Contract, the Operation and Maintenance Contract and the pledge and assignment contracts in guarantee.  Since March 2019, the companies began to receive the monthly payment of fees. As of June 30, 2019, the companies have collected 4 installments of the 120 agreed-upon installments.

Tax revaluation — Tax Reform

Law No. 27,430 allows exercising the option of revaluing for tax purposes and only for a single time some properties owned by the taxpayer existing at the end of the first fiscal year closed after December 29, 2017, which is the effective day for the law, as long as (i) they are located, placed or economically used in the country and they are subject to the generation of taxable profits, (ii) they are not properties under the system of accelerated depreciation or totally amortized, and (iii) they are not properties being used externally according to Law No. 27,260.

The exercise of the option involves the payment of a special tax for all properties revalued according to the rates set for each kind of property, which will be applied over the difference between the residual revalued tax value and the tax value of residual origin, calculated according to the provisions of the income tax law. The tax assessed is not deductible for the purposes of settlement of the profit tax, and the gain over the revaluation amount is exempted from the profits tax. Also the revaluation amount, net of the applicable amortization, cannot be computed for the purposes of computation of taxes over the minimum presumptive income.

Revaluation is applied by applying to the registration of the properties a revaluation factor from a table contained in Law No. 27,430. Then, from the value so determined, the applicable amortization according to income tax law are subtracted for the periods of useful life elapsed, including the option period. For properties which are not inventories nor depreciable personal properties, there is the option of choosing the estímate performed by an independent appraiser, as long the same does not exceed the 50% that would result by applying the revaluation factor. Revalued properties will continue to be updated on a tax basis and based on the percentage variations of the wholesale internal price index provided by the Instituto Nacional de Estadística y Censos, according to the tables prepared by AFIP to this effect. Thus, the components of the amortization to be deducted in the settlement of the income tax will be (i) the amortization rate determined on the basis of the original value, the method and useful life timely adopted for the assessment of the income tax, plus (ii) the amortization rate corresponding to the revaluation amount with the later update mentioned. If a revalued property is disposed of in any of the two fiscal periods immediately following the year taken as basis for the assessment of the revaluation, the computable cost will experience a sanction, which consists in reducing the residual amount of the updated revaluation by 60% if said disposal takes place in the first of the years mentioned, or by 30% if it takes place in the second year.

On March 29, 2019, Enel Generación Costanera S.A. and Central Dock Sud performed this revaluation. The Special Tax Assessed amounted to ARS213,985,574 (ThUS$5,013) in Costanera and to ARS182,197,241 (ThUS$4,267) in Dock Sud. This amount will be paid through a Payment Facilities Plan set forth according to the General Resolution No. 4249.

Additionally, Edesur has decided not to exercise the tax revaluation option due to a matter of risks and recovery terms. Enel Generación El Chocón’s Director’s Office has decided not to exercise the tax revaluation option and to keep the rights resulting from applying the adjustment mechanism for tax inflation as foreseen in the Income Tax Law.

Enel Generación El Chocón S.A.

Provisions and Contingent Liabilities

Federal Administration of Public Revenue — General Taxation Office (AFIP in Spanish)

The Company presented its sworn income tax statement for the year 2013, applying the adjustment mechanism for tax inflation provided by the Income Tax Law. As for the Company, the regulatory impossibility for inflationary adjustment in tax matters would result in a non-existent income tax determination. This is because the inflationary adjustment mechanisms on tax assessment result in a tax loss, and if the adjustment mechanisms for inflation were not applied, there would be a confiscation assumption in accordance with the jurisprudence of the Supreme Court of Justice of the Nation in “Candy S.A.” matter. In a supplementary manner, the Company filed a Declaration of Certainty Action and Precautionary Measures to the National Court of First Instance in the Federal Administrative Matters, with the purpose of obtaining the statement, in the specific case, the inapplicability of any rule that suspends the application of adjustment mechanisms for inflation due to an alleged confiscatory nature. On October 31, 2014, the negative judicial resolution of the precautionary measure requested by Company was notified. Against this resolution, on November 7, 2014, the Company filed an appeal to the Appeals Chamber in Federal Administrative Litigation. The Appeals Chamber notified its resolution on March 12, 2015, confirming the rejection of the precautionary measure. On November 21, 2014, the Company requested that the court of first instance transfer the Declaratory Action to the National Treasury, in order to proceed with the substantive issue, treatment parallel with the challenge of the rejected requested precautionary measure resolution. On May 13, 2015, the Company requested the intervening court to open the period allowed for producing evidence, which was on May 18, 2015. By virtue of this, the, transfers of the proof points offered were answered and carried out and which the Court resolved making room for the expert proof points offered by both parties. On May 30, 2017, the expert presented the expert report, in which arrived at the same coefficients as those indicated by the Company in the filed claim. On June 6, 2017, the Court ordered a transfer to the parties of the expert report. Thus, the Company proceeded to notify personally the expert report and submitted its transfer reply, where it agreed with said report. On other hand, the National Treasury replied to the transfer in a timely manner, formulating certain challenges to the aforementioned report.  Given that the National Treasury has transferred  its challenges to the expert, the latter replied to said challenges on March 8, 2018 ratifying completely the expert report. On September 4, 2018, the Company requested that the term for submitting evidence be declared closed. Finally, on September 6, 2018, the close of the term for submitting evidence was ordered and now arguments must be submitted based on the evidence of the case. The Company filed its pleadings on March 29, 2019 and the National Treasury filed its pleading on April 12, 2019. The file is currently being sent to the Federal Attorney General requesting that the Attorney General issues an opinion on the unconstitutionality issue raised by the Company.

Additionally, the Company presented its sworn income tax statement for the year 2014, applying the tax inflationary adjustment mechanism provided for in the Income Tax Law to the same effect as done for fiscal year 2013. Pursuant to the above, in a complementary manner, the Company filed on May 8, 2015 a Declarative of Certainty Action to the National Court of First Instance in Federal Administrative Matters. This in order to obtain a declaration, in the specific case, of the inapplicability of any rule that suspends the application of inflationary adjustment mechanisms due to an alleged confiscatory nature. On June 11, 2015, the court took into account the lawsuit filed, ordering its communication to the Procurator of the Treasury of the Nation. On September 25, 2015, the file was sent to the Federal Prosecutor’s Office on the issue of on the jurisdiction of the intervening Court. On October 30, 2015, and in response to the statement made by the Federal Prosecutor, the court was deemed competent, and the claim was also sent to the AFIP. Consequently, on December 11, 2015, the Company transferred the claim to the AFIP, who answered it in due time and form. Subsequently, on April 6, 2016, the Company requested the intervening court to open the provisionary period, which was ordered on April 28, 2016. Thus, on June 23, 2016, the parties provided the evidence. As a result, the transfers of the offered proof points were carried out, and were answered in a timely manner by both parties. On December 22, 2016, the court decided to reject the objections raised by the Company and acknowledge the additional points proposed by the National Treasury. On May 31, 2017, having examined the administrative file, the Company observed the discharge report dated February 2, 2017, signed by the AFIP, which. The aforementioned states that there are no observations to be made regarding the adjustments and items affected by the adjustment for inflation related to the sworn income tax statement presented by the Company and submitting said report to the External Inspection Division II for its consideration.

On the other hand, in regards to the judicial file, after successive extensions, on March 23, 2018 the expert accountant submitted the expert report. On July 6, 2018, the defendant was notified of, and presented with, the accounting expert report. On August 21, 2018 the Treasury answered the expert report, requesting certain clarifications to the same, which was incorrectly notified to the expert accountant by the court on November 5, 2018. Since the notification was incorrect, on November 20, 2018, the court ordered a new notification to the expert of the challenges made by the AFIP to the expert report. Subsequently, on February 18, 2019, the expert filed a written reply to the challenges made by the Treasury to the accounting expert appraisal. On the same date, the court notified both parties of the aforementioned reply. Consequently, on May 7, 2019, the Company filed a written reply answering the relevant notification and making appropriate clarifications. Also,the Treasury made new challenges. By virtue of the above, on May 8, 2019, the court ordered notification of the expert again. This is pending.

The Company presented its sworn income tax statement for the year 2016, applying again the adjustment mechanism for tax inflation provided by the Income Tax Law to the same effect as made for the business years 2013 and 2014. In a supplementary manner, the Company filed, on May 15, 2017, a Declaration of Certainty Action with the National Court of First Instance in the Federal Administrative Contentious Matters, for the same purposes as that carried out for the aforementioned business years. The Federal Administrative Contentious Court No. 2, Secretary No. 3 processed these claims and, on May 31, 2017, ordered to accompany all the documentation offered by the Company. On July 31, 2017, the aforementioned documentation was attached to the file, and subsequently on August 16, 2017, the filing of the official letter addressed to the Procurator General of the Nation was accredited. On September 22, 2017, the court ordered the transfer of the claim to the National Treasury. Consequently, on November 17, 2017, the pertinent official letter was submitted to the Court to complete the transfer of the claim to the National Treasury for the purpose of confrontation, and the file is currently in office.

On February 8, 2018, the official letter was received by the court, and the notification to the defendant was correctly made. On April 16, 2018, the AFIP answered the lawsuit and filed a motion indicating that the plaintiff lacked a power of attorney to act before the court, and therefore the court ordered that the plaintiff be notified of the motion filed by the National Treasury. Subsequently, the Company answered the notification about lack of power of attorney, by attaching the new power of attorney. Finally, on October 31, 2018, the Court considered the notification as answered, and on November 7, 2018 it ruled resolved in favor of the Company, and the power of attorney was judicially validated. However, in view of the fact that the costs were imposed on the Company, an appeal was filed in this regard, which was granted on April 5, 2019. The file is to be resolved on May 17, 2019.

Following a reasonable criterion consistent with the prior business years, the Company presented its sworn income tax statement for the year 2017, applying the adjustment mechanism for tax inflation provided by the Income Tax Law applying the same mechanism as for the business years 2013, 2014 and 2016. The Company filed, on October 16, 2018, a Declaration of Certainty Action so that a court be chosen that would hear these proceedings. Federal Administrative Litigation Court No. 11 Secretariat No. 21 was designated.

As a result, on October 19, 2018 the court considered the action as filed, ordering the enforcement of Resolutions 7/94 and 13/05 and that the documentation offered as evidence be submitted to the court. On November 8, 2018, the court considered the aforementioned Resolutions as enforced and the documentation as submitted, and ordered that a notice be sent to the Office of the Treasury of the Nation, and that it be sent to the Prosecutor, in order to reach resolution regarding the jurisdiction of the court and the authorization of the instance. Finally, on November 13, 2018, the court fee was considered accredited. Finally, on May 2, 2019, the instance was deemed authorized, in accordance with the Federal Attorney General’s ruling, and the lawsuit was ordered to be notified to the National Treasury.

Consistent with the criterion with the previous fiscal periods, the Company presented its sworn statement of income tax for the year 2018, applying again the adjustment mechanism for tax inflation provided for in the Income Tax Law as made for the fiscal periods 2013, 2014, 2016 and 2017. Also, on April 10, 2019, the Company filed a note at the AFIP setting forth its arguments for the application of the aforementioned mechanism, and requesting the validation of the sworn statement filed.

Given the high probability that Enel Generación El Chocón’s proposal should find a favorable resolution both at the judicial level and at the National Tax Court in terms of income tax inadmissibility for the years 2013, 2014, 2016 and 2017 as a result of an assumption of confiscation, the Company has not recorded any liabilities for this matter as of June 30, 2019.

Edesur S.A.

CAMMESA LOAN DEBT

The crisis due to the decrease in the quality of the electricity supply service during December 2013, caused by the heat wave that affected the Company’s distribution facilities, resulted in some measures taken by the then Ministry of Federal Planning, Public Investment and Services (MINPLAN in Spanish), requesting that Edesur execute a plan of extraordinary investments to support situations such as those described. As a result, MINPLAN announced an “Extraordinary Investment Plan” for ARS2,050 million, to be developed with funds managed by the trust created by Resolution E.N.R.E. No. 347/2012 (“FOCEDE”). The “Extraordinary Investment Plan” was presented by Edesur in partial deliveries for approval before the Undersecretary’s Office for Coordination and Management Control of MINPLAN.

Based on the foregoing, on January 24, 2014, the Argentine Secretariat of Energy (SE in Spanish) issued Resolution No. 10/2014 whereby it ordered that the temporary shortfall in income from FOCEDE for the performance of the works under the “Extraordinary Investment Plan” be covered through the transfer of funds to be carried out by Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima (CAMMESA) through the implementation of a loan agreement and assignment of credits in guarantee, to be signed by Edesur and CAMMESA.

In accordance with Resolution SE No. 10/2014 and Note No. 45/2014 of the Undersecretary’s Office of Electricity that instructed CAMMESA in this regard, on January 27, 2014, CAMMESA and Edesur entered into a loan agreement and assignment of credits in guarantee, subject to approval by Edesur’s Board of Directors, for ARS205.7 million required to finance the first segment of works. The methodology and terms to be implemented for the refund will be determined by the SE on a timely basis, once the period of grace established by the SE has elapsed and which foresees that the beginning of the refund of the financing will be conditioned to Edesur, in the SE’s opinion, presenting duly audited financial sustainability conditions.

In addition, the debt bore interest at a rate equivalent to the average monthly yield obtained by CAMMESA on its financial investments.

Edesur’s Board of Directors approved the terms of the loan agreement and assignment of credits in guarantee at its meeting held on February 25, 2014.

As of the date of these interim financial statements, Edesur and CAMMESA have entered into seven addenda to the loan agreement, which successively increased the amounts required to finance new works to be performed within the framework of the “Extraordinary Investment Plan”.

At the date of these interim financial statements, Edesur had received disbursements from CAMMESA for ARS2,671,747 in order to finance the approved segments of the aforementioned “Extraordinary Investment Plan”.

On January 27, 2016, the Argentinean Department of Energy and Mines (MEyM in Spanish)  issued its Resolution No. 7/2016 which provides, among other things, that from the publication of this measure the application of mechanisms to finance works plans that have been implemented through loan agreements between CAMMESA and Edesur will cease.

On May 10, 2019, Edesur entered into an agreement with the national authorities which, among other things, establishes the company’s commitment to pay CAMMESA for this loan agreement the consolidated amount of ARS4,753 million, including VAT, as of January 1, 2019. This debt was partially paid in the amount of ARS903 million, through its compensation with credits from Edesur against the National State in relation to the differences arising from applying the cap on the bills of users benefiting from the social tariff and with the consumption of settlements with community meters, in the proportion provided for the National State in the New Framework Agreement and its successive extensions.

According to the new agreed-upon terms, this debt bears interest at the lending rate of Banco de la Nación Argentina (BNA), which will be capitalized on a monthly basis. The company may pay the principal in 5 annual installments plus the capitalized interest of the corresponding installment, with a waiting period of 365 days from the signing of the aforementioned agreement.

As of June 30, 2019, the balance of this debt amounts to ARS4,656,187 (ThUS$109), while as of December 31, 2018 it amounted to ARS6,632,480, and is disclosed under non-current liabilities.

Also, in the framework of a presentation made by Edesur to the SE, on September 16, 2014, this agency issued its Note No. 367/2014 instructing CAMMESA to enter into a loan agreement with Edesur for an amount of up to ARS 264.3 million, to deal with anticipated expenditures as a result of the “Extraordinary Plan for Strengthening and Adaptation of Installations Derived from Extreme Situations” (the “Plan”) related to the December 2013 - March 2014 weather contingency. The same was granted to cover the temporary shortfalls of the cash flow of the fixed amount applicable to customers, established by Resolution ENRE No. 347/2012, which is intended for the performance of infrastructure works and corrective maintenance of the Company’s facilities, through the FOCEDE. Several assignments were made for ARS235,099 (ThUS$5.5) as of June 30, 2019.

Edesur had to repay the financing received, at a rate equivalent to the average monthly yield obtained by CAMMESA on its financial placements, at its sole option: (i) in cash, once the FOCEDE Fiduciary notifies it of the existence of the credits to which it is entitled against the FOCEDE, for the rights to reimbursement of its own expenses and those of contractors and suppliers within the framework of the Plan (the “Credits”); or (ii) with the effective assignment of said Credits, the assignment and its paying effect being conditioned on the credit to CAMMESA’s account of the disbursements by the FOCEDE corresponding to the Credits.

At period-end of these interim financial statements, the balance of this debt was paid by offsetting it with aforementioned Edesur’s credits. As of December 31, 2018, the balance of this debt amounts to ARS85,138 (ThUS$1.99)and is disclosed under current liabilities.

35.           PERSONNEL FIGURES

The Group personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of June 30, 2019 and December 31, 2018:

	6-30-2019 (Unaudited)
	Managers	Professionals
	and key	and	Staff and
Country	executives	Technicians	others	Total
Chile	10	50	4	64
Argentina	23	1,895	2,287	4,205
Brazil	52	4,825	5,465	10,342
Peru	38	888	—	926
Colombia	37	2,108	2	2,147
Total	160	9,766	7,758	17,684
Average	153	9,641	8,038	17,832

	12-31-2018
	Managers	Professionals
	and key	and	Staff and
Country	executives	Technicians	others	Total
Chile	10	44	3	57
Argentina	21	1,914	2,413	4,348
Brazil	56	4,839	6,005	10,900
Peru	41	874	—	915
Colombia	38	2,104	2	2,144
Total	166	9,775	8,423	18,364
Average	148	8,831	6,598	15,577

36.           SANCTIONS

The following Group companies have received fines from administrative authorities:

Subsidiaries

1.                  Edesur (Empresa Distribuidora del Sur S.A.)

•                      As of June 30, 2019, in view of the pending sanctions imposed by the National Electricity regulator (ENRE) starting in the period that began on April 1, 2019, Edesur has been sanctioned: (i) on one occasion for street safety violations in the total sum of ARS85 million (US$2 million), (ii) on one occasion for violation of commercial quality standards in the total sum of ARS21.5 million (US$0.5 million), and (iii) in one occasion for violation of the quality of service and technical product for a total amount of ARS67 million equivalent to  US$1.5 million.

2.                  Enel Generación Costanera S.A. (formerly Endesa Costanera)

•                      As of June 30, 2019, an appeal against a fine imposed by the Federal Administration of Public Revenues (“AFIP”) during 2015 for ARS58,480 (US$1,369.5) is pending. Likewise, together with said sanction, the payment of a tax difference of ARS9,746.63 (US$228) was ordered for violation of article 970 of the Customs Code. Said sanction was appealed and is pending resolution, since the return of the temporary export was fulfilled in a legal time and manner, a circumstance that it proved with the presentation of the corresponding support documentation.

3.                  Enel Distribución Río (Ampla Energia e Serviços S.A, or “Ampla”)

•                      In 2018, the São Gonçalo Municipal Secretariat for the Environment issued had sanctioned Enel Distribución Río amounting to BRL47.0 million for alleged “air, water and soil pollution caused by the discarding and burning of irregularly disposed waste”. Enel Distribución Río has filed an administrative appeal against the fine which has not been resolved to date. As of June 30, 2019 the amount involved in the fine was BRL47.0 million (ThUS$12,145).

•                      The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of June 30, 2019, the amount involved is ThBRL4,283 (ThUS$1,121).

4.                  Enel Distribución Ceará (Companhia Energetica do Ceará, or “Coelce”)

•                      In 2012, the Brazilian Electricity Regulatory Agency (ANEEL) imposed a fine of BRL20.6 million on Enel Distribución Ceará for alleged errors in the records of the company’s asset base. Enel Distribución Ceará appealed against the fine which has been reduced to BRL11.2 million. Considering the need to legalize the company’s status with the ANEEL, Enel Distribución Ceará paid the fine and filed a lawsuit for the fine’s total nullification. The lawsuit is pending resolution. A favorable decision would result in an updated refund of the amount paid by Enel Distribución Ceará. As of June 30, 2019 the amount involved in the fine was BRL20.9 million (ThUS$5,480).

•                      Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is now awaiting a decision. As of June 30, 2019, the amount involved is ThBRL835 (ThUS$215).

•                      Tax: On June 5, 2018 the company received a sanction from the tax authority of the State of Ceará for non-compliance with a tax regulation (obligation to stop at the tax barrier and submit the electronic invoice of goods being transported). The amount of BRL1,044 (US$269) has been paid after a legal reduction of 50%.

•                      Tax: On January 21, 2018 the company received a sanction from the tax authority of the state treasury of Ceará for alleged non-compliance with a tax regulation (obligation to issue and record transit invoices). The company filed its administrative defense against the fine and awaits judgment. As of June 30, 2019, the amount involved is ThBRL915 (ThUS$239).

5.                  Enel Distribución Goiás (CELG Distribuição S.A.)

•                      In 2016, ANEEL imposed a fine of BRL61.0 million on Enel for non-fulfilment of a sectorial obligation (linked to the Account for the Development of Energy (Conta de Desenvolvimento Energético or CDE). Enel filed an appeal against the fine that has not yet been resolved to date. Enel has made a judicial guarantee (bond) and has filed a claim at the courts for the total cancellation of the sanction. This has not yet been resolved to date. As of June 30, 2019 the amount involved in the fine was BRL34 million (ThUS$8,780).

6.                  Eletropaulo (commercially known as Enel Distribución Sao Paulo)

•                      ANEEL fined Eletropaulo for alleged errors in the records of the company’s asset base. Eletropaulo filed an appeal which was dismissed. Eletropaulo filed a lawsuit seeking the total nullification of the fine. The judge rendered a decision rejecting Eletropaulo’s claim, and Eletropaulo has lodged an appeal with the court of second instance, which to date is pending resolution. As of June 30, 2019 the amount involved in the fine was BRL178.4 million (ThUS$46,692).

•                      ANEEL fined Eletropaulo for alleged formal inconsistencies of asset accounting records. Eletropaulo asserted that the errors have not generated any negative practical consequences for tariffs, and even less for the service provided by the company. Eletropaulo’s administrative appeal was dismissed, so Eletropaulo filed a lawsuit for the total nullification of the fine, for which there has not yet been any first instance decision to date. On May 29, 2019, the judge rendered a judgment rejecting the requests made by Eletropaulo. On June 5, 2019, Eletropaulo filed liens for clarification against the judgment and to date no trial has been set. As of June 30, 2019, the amount involved in the fine was BRL88.5 million (ThUS$23,166).

•                      ANEEL fined Eletropaulo for alleged formal inconsistencies (in 2012) of records of consumer supply quality indices (PRODIST 8), as well as the payment of compensation to consumers for non-compliance with these indices (DIC, FIC and DMIC). Eletropaulo filed an administrative appeal and is awaiting the decision of ANEEL’s Board of Directors. As of June 30, 2019, the amount involved in the fine was BRL23.6 million (ThUS$6,176).

•                      ANEEL fined Eletropaulo for alleged formal inconsistencies (in 2015) of records of consumer supply quality indices (PRODIST 8), as well as the payment of compensation to consumers for non-compliance with these indices (DIC, FIC and DMIC). Eletropaulo has filed an administrative appeal and is awaiting the decision of ANEEL’s Board of Directors. As of December 31, 2018 the amount involved in the fine was BRL24 million (ThUS$6,201).

•                      On December 4, 2018, ANEEL fined Eletropaulo for customer service quality issues. On December 12, 2018, Eletropaulo filed an administrative appeal against the sanction and is awaiting the analysis and decision of ANEEL’s Electric Services Oversight Authority (SFE). As of June 30, 2019 the amount involved in the fine was BRL39.2 million (ThUS$10,258).

•                      Agencia Nacional de Energía Eléctrica (ANEEL) has punished Enel for nonconformities in the operating indexes of quality of electric supply (DEC/FEC) with respect to 2013. Enel’s administrative actions against the sanction (unfavorable for Enel) remained in effect. On July 24, 2018 Enel filed a (legal) claim in order to annul the sanction, which is still awaiting decision to date. On June 30, 2019 the amount involved in the sanction was of ThUS$17,146 (BRL65.5 million).

•                      Agencia Nacional de Energía Eléctrica (ANEEL) has punished Enel for nonconformities in the operating indexes of quality of electric supply (DEC/FEC) with respect to 2014. Enel’s administrative actions against the sanction (unfavorable for Enel) remained in effect. On July 31, 2018 Enel filed a (legal) claim in order to annul (or reduce) the sanction, which is still awaiting decision to date. On June 30, 2019 the amount involved in the sanction was of ThUS$8,757 (BRL33.5 million).

•                      Agencia Nacional de Energía Eléctrica (ANEEL) has punished Enel for nonconformities in the process of Budgets for Doubtful Credits (“PCLD”) (2001). Enel’s administrative resources against the sanction  (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul (or reduce) the sanction; the (1st degree) sentence was unfavorable for Enel, which filed  an action without firm decision to date. On June 30, 2019 the amount involved in the sanction was of ThUS$5,689 (BRL22 million).

•                      Agencia Nacional de Energía Eléctrica (ANEEL) has punished Enel for nonconformities in the process of Budgets for Doubtful Credits (“PCLD”) (2000). Enel’s administrative resources against the sanction(unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul (or reduce) the sanction; the (1st degree) sentence was favorable for Enel, but ANEEL filed an action without firm decision to date. On June 30, 2019 the amount involved in the sanction was of ThUS$17,674 (BRL67.5 million).

•                      Jandira County Municipality has punished Enel for infringing the municipal legislation (with respect to the network in the municipality tracks) (Feb/2003). Enel’s administrative resources against the sanction  (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul the sanction; the (1st degree) sentence was favorable for Enel, which filed an action without firm decision to date. On June 30, 2019 the amount involved in the sanction was of ThUS$5,284 (BRL20.2 million).

•                      Jandira County Municipality has punished Enel for infringing the municipal legislation (with respect to the network in the municipality tracks) (Jul/2002). Enel’s administrative resources against the sanction  (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul the sanction; the (1st degree) sentence was favorable for Enel, but the municipality filed an action without firm decision to date. On June 30, 2019 the amount involved in the sanction was of ThUS$6,054 (BRL23.1 million).

•                      São Paulo County Municipality has punished Enel for infringing the municipal legislation (area with restricted circulation). Enel’s administrative resources against the sanction(unfavorable for Enel) remained in effect. In 2011, Enel filed a (legal) claim in order to annul the sanction; the (1st degree) sentence was unfavorable for Enel, which filed an action  without firm decision to date. On June 30, 2019 the amount involved in the sanction was of ThUS$7,850 (BRL30 million).

•                      Itapevi County Municipality has punished Enel for infringing the municipal legislation (with respect to network in the municipality’s tracks) (Feb/2012). Enel’s administrative resources against the sanction  (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul the sanction; the (1st degree) sentence was unfavorable for Enel, which filed an action  without firm decision to date. On June 30, 2019 the amount involved in the sanction was of ThUS$7,634 (BRL29.2 million).

•                      Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of June 30, 2019, the amount involved is ThBRL44,149 (ThUS$11,553).

7.                  Enel Green Power Cachoeira Dourada S.A.

•                      Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of June 30, 2019, the amount involved is ThBRL1,035 (ThUS$270).

8.                  Enel CIEN S.A.

•                      Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of June 30, 2019, the amount involved is ThBRL83 (ThUS$21).

9.                  Enel Generación Fortaleza (Central Geradora Termoelétrica Fortaleza S.A.)

•                      Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is now awaiting a decision. As of June 30, 2019, the amount involved is ThBRL1,987 (ThUS$519).

10.           Enel Distribución Perú S.A.A. (formerly Edelnor)

As of June 30, 2019, Enel Distribución Perú has incurred the following tax penalties:

•                      As part of a corporate tax audit procedure for the 2006 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PEN2,451,254 (ThUS$743), by way of annual corporate tax, whose default interest as of the payment date amounted to PEN2,264,959 (ThUS$687). It should be noted that the imposition of this penalty is being challenged in the Supreme Court of Justice.

•                      As part of a corporate tax audit procedure for the 2007 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PEN2,424,073 (ThUS$735), by way of income tax, whose current default interest amounts to PEN3,003,163 (ThUS$911). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for 2007 corporate tax, which amounted to PEN2,150,442 (ThUS$652), whose current default interest to date amounts to PEN2,887,704 (ThUS$876). It should be noted that the imposition of these penalties is being challenged in the TF (the administrative court of last instance) and PEN5,793,243 (ThUS$1,757) is provisioned.

•                      As part of a corporate tax audit procedure for the 2008 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PEN2,591,405 (ThUS$786) by way of annual corporate tax, whose current default interest to date amounts to PEN2,737,537 (ThUS$830). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2008 corporate tax, which amounted to PEN2,631,295 (ThUS$798), whose current default interest to date amounts to PEN3,087,622 (ThUS$936). It should be noted that the imposition of these penalties is being challenged in the TF and PEN2,148,564 (ThUS$651) is provisioned.

•                      As part of a corporate tax audit procedure for the 2009 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PEN616,333 (ThUS$186) by way of annual corporate tax, whose default interest as of the payment date amounted to PEN400,616 (ThUS$121). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2009 corporate tax, which amounted to PEN1,538,153 (ThUS$466), whose default interest as of the payment date amounted to PEN1,595,377 (ThUS$484). It should be noted that the imposition of these penalties is being challenged in the TF.

•                      As part of a corporate tax audit procedure for the 2010 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PEN500,298 (ThUS$151) by way of annual corporate tax, whose default interest as of the payment date amounted to PEN314,788 (ThUS$95). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2010 corporate tax, which amounted to PEN374,545 (ThUS$113), whose default interest as of the payment date amounted to PEN422,876 (ThUS$128). It should be noted that the imposition of these penalties is being challenged in the TF.

•                      As part of a corporate tax audit procedure for the 2011 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PEN507,761 (ThUS$154) by way of annual corporate tax, whose default interest as of the payment date amounted to PEN317,452 (ThUS$96). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2011 corporate tax, which amounted to PEN593,147 (ThUS$179), whose default interest as of the payment date amounted to PEN425,908 (ThUS$129). It should be noted that the imposition of these penalties is being challenged in the TF.

11.           Enel Generación Perú S.A.A. (formerly Edegel S.A.A.)

As of June 30, 2019, Enel Generación Perú has incurred the following tax penalties:

•                      As part of a corporate tax audit procedure for the 1999 fiscal year, SUNAT issued a Notice of Penalty to Enel Generación Perú by means of which it imposed a fine of PEN2,076,888 (ThUS$630) by way of annual corporate tax, whose default interest as of the payment date amounted to PEN10,501,965 (ThUS$3,186). It should be noted that the imposition of this penalty is being challenged in the judicial courts.

•                      As part of a corporate tax audit procedure for the 2000 and 2001 fiscal years, SUNAT issued a Notice of Penalty to Enel Generación Perú by means of which it imposed a fine by way of corporate tax for the year 2000. Taking into account various payments made and the reassessment made by SUNAT, to date, this penalty amounts to PEN6,460,523 (ThUS$1,960), and the default interest to date amounts to PEN14,674,193 (ThUS$4,452). Enel Generación Perú is currently challenging the recalculation of the fine at the TF and the substantive matter in the judicial courts. It is noted that PEN7,928,535 (ThUS$2,405) have been duly paid.

•                      As part of a corporate tax audit procedure for the 2007 fiscal year, SUNAT issued Notices of Penalties to Enel Generación Perú by means of which it imposed fines for omissions in the advances for the periods from March to December for the 2007 corporate tax, which amounted to PEN4,338,344 (ThUS$1,316), whose current default interest to date amounts to PEN5,826,183 (ThUS$1,767). It should be noted that the imposition of these penalties is being challenged in the TF.

•                      As part of an audit procedure for the Ad Valorem General Sales Tax (IGV) and Municipal Promotion Tax (IPM) on imports for 2008 and 2009, SUNAT issued a Notice of Penalty to Enel Generación Perú by means of which it imposed a fine of ThUS$$2,974 (customs fines were settled in dollars). It should be noted that the imposition of this penalty is being challenged in the judicial courts, for which PEN5,832,129 (ThUS$1,769) had to be paid, and its default interest as of the payment date amounted to PEN3,395,224 (ThUS$1,030). It should be noted that the full amount of the tax due related to the above-mentioned Notice of Penalty was not paid since part of it was prescribed.

12.           Enel Perú S.A.C. (formerly Generandes)

As of June 30, 2019, Enel Perú has incurred the following tax penalties:

•                      As part of an audit procedure for corporate tax and IGV for fiscal year 2000, SUNAT issued a Notice of Penalty to Enel Perú by means of which it imposed a fine of PEN2,920,104 (ThUS$886) by way of annual corporate tax and whose default interest as of the payment date amounted to PEN14,053,695 (ThUS$4,264). Similarly, SUNAT issued Notices of Penalty to Enel Perú by means of which it imposed fines of PEN1,771,933 (ThUS$538) for the improper application of the IGV for the periods of April, June and October 2000, whose default interest as of the payment date amounted to PEN10,231,619 (ThUS$3,104). It should be noted that the imposition of these penalties is being challenged in the judicial courts.

13.           Enel Generación Piura (formerly EEPSA)

As of June 30, 2019, Enel Generación Piura has incurred the following tax penalties:

•                      As part of a tax audit procedure for the IGV and IPM on imports for the 2011 fiscal year, SUNAT issued a Notice of Penalty to Enel Generación Piura by means of which it imposed a penalty of PEN6,868,256 (ThUS$2,084), whose current default interest to date amounts to PEN5,534,400 (ThUS$1,682). It should be noted that the imposition of this penalty is being challenged in the TF, and a provision has been created in the amount of PEN12,411,656 (ThUS$3,766).

14.           Emgesa

•                      There is no pending resolution involving a possible sanction by the Superintendency of Home Public Services for nonfulfillments consisting in infringing the legal system, specifically Law 142, Law 143 and the Regulations issued by the Regulatory Commission of Energy and Gas. As of  December 31, 2018, there is only one sanction procedure closed in 2013, the sanction of which consisted in a warning (without pecuniary value) for issues similar to those mentioned in this paragraph.

•                      The ANLA confirmed the penalty imposed on Emgesa amounting to COP2,503,258,650 (ThUS$783), for the alleged non-compliance with the Environmental License, in relation to the removal of wood and biomass resulting from the exploitation for forestry purposes of the reservoir basin of the El Quimbo Hydroelectric Project. A lawsuit for annulment and restoration of rights has been filed and is awaiting decision.

On February 14, 2019 Cundinamarca Adminsitrative Court rejected the suspension of  the administrative action and the process is in its dispatch phase to set a date for the initial hearing.

•                      The CAM ruled on the appeal filed against Resolution No. 2239 of July 29, 2016, in which a penalty of COP758,864,000 (ThUS$237) was imposed on Emgesa for infringement of environmental regulations. The decision held that Emgesa’s activities were undertaken without a prior environmental permit as established by law (Opening of the road above the 720 level of the El Quimbo-PHEQ Hydroelectric Project). The fine was reduced to COP492,700,000 (ThUS$154) A request for conciliation was filed to exhaust the procedural requirement and a lawsuit for annulment and restoration of rights has been filed.

The action by the CAM is in the process of being responded to.

•                      ENVIRONMENTAL AUTHORITY (CAM): The Regional Autonomous Corporation (CAR) imposed three (3) penalties consisting of a fine of COP50,670,000 (approximately ThUS$16) each, the following are the resolutions and the facts for which they sanctioned us:

RESOLUTION No. 3590 of November 10, 2016: CAM sanctioned the Company for not having the discharge permit for the Montea resettlement. The evidence hearing is set.

RESOLUTION No. 3653 of November 10, 2016: CAM sanctioned the Company for not having the discharge permit for the resettlement of Santiago and Palacios. The evidence hearing is set.

RESOLUTION No. 3816 of November 10, 2016: CAM sanctioned the Company for not having the discharge permit for the resettlement of La Galda. It is pending for the court to send notifications to the CAM.

•                      On January 12, 2018 the Company received notification about the resolutions of December 4, No. 3567, 3568 and 3569 confirming the sanctions set by CAM in November of 2016 in relation to resolutions 3590, 3653 and 3816 of November 2016 resulting from the lack of dumping permits of PHEQ project resettlements according to the environmental regulations. Reconciliations were submitted as procedure requirements, as well as the applicable nullity claims of reinstatement and law. The process to request reconciliation was filed within four months before the termination end; this process went unanswered  and the claims became filed.

15.           Codensa

•                      On July 26, 2017, the Superintendency of Home Public Services, according to File 2016240350600015E for nonfulfillment of ITAD continuity indicators set in Resolution CREG 097 of 2008, decided in first instance to impose a fine for COP1,475,434,000 (ThUS$461) since it considered that the indicators of quality were infringed. The sanction imposed was appealed for rehearing before the same SSPD and through Resolution 20182400096585 as of July 18, 2018 the entity decided to confirm the penalty; thus, the sanction remained in effect. On October 10, 2018 the sanction was paid.

•                      On October 03, 2017, the Superintendency of Home Public Services, according to File 20152403600122E decided to sanction with a fine for COP1,490,188,340 (ThUS$466) as it considered that Codensa failed to meet the obligation of reporting deadly accidents to the Superintendency’s Unique System of Information — SUI. In addition it considered that the standards on electric safety set in the Technical Regulations of Electric Installations — RETIE were also infringed. The sanction imposed was appealed for rehearing before the same SSPD and through Resolution 20182400104695.  As of August 15, 2018 the entity decided to confirm the penalty; thus, the sanction remained in effect. On September 3, 2018 said sanction was paid.

•                      On October 03, 2017, the Superintendency of Home Public Services, according to File 2015240350600102E decided to sanction Codensa S.A. ESP. with a fine for COP981,163,610 (ThUS$307) as it considered that the standards on infrastructure safety set in the Technical Regulations of Electric Installations — RETIE were also infringed by the company. The sanction imposed was appealed for rehearing before the same SSPD and through Resolution 20182400105125.  Asof August 16, 2018 the entity decided to confirm the penalty; thus, the sanction remained in effect. On September 3, 2018 the sanction was paid.

•                      On February 12, 2018, the Superintendency of Public Services, within the file No. 2016240350600061E, imposed a fine of COP15,624,840 (ThUS$5) on Codensa S.A. ESP. Considering that the company’s failure to provide the service was because the estimated regulatory compensations for 1 user of the service exceeded the invoiced distribution charge for the respective month. The sanction imposed was appealed in replacement before the same SSPD. Through Resolution of November 8, 2018, the entity decided to confirm the penalty; thus, the sanction remained in effect. On January 22, 2011, the sanction was paid.

•                      On February 28, 2018, the Superintendency of Public Services, within file No. 2015240350600113E, decided to impose a fine of COP62,499,360 (ThUS$20) on Codensa S.A. ESP. Considering that the company’s failure to provide the service was because the estimated regulatory compensations for 10 users of the service exceeded the invoiced distribution charge for the respective month. The sanction imposed was appealed for rehearing before the same SSPD and through Resolution 20192400004785 as of March 05, 2019 the entity decided to confirm the penalty; thus, the sanction remained in effect. On March 29, 2019, the sanction was paid.

•                  On April 12, 2018, the Superintendency of Public Services, within file No. 2015240350600082E, decided to fine Codensa S.A. with a fine of COP15,624,840 (ThUS$5). ESP., Considering that the company’s failure to provide the service because the estimated regulatory compensations for 1 user of the service exceeded the invoiced distribution charge for the respective month. The sanction imposed was appealed in replacement before the same SSPD and by means of Resolution No.20192400010955 of April 29, 2019, the entity resolved to confirm the fine, thus leaving the sanction in concrete form.The fine is in the process of payment.

•                  On May 27, 2019, the Superintendency of Domestic Utilities, in case No. 2017240350600018E, resolved to sanction Codensa S.A. ESP. with a fine of COP39,749,568 (US$12,431), considering that the company had a failure in the provision of the service, because the estimated regulatory compensation for 7 users of the service exceeded the distribution charge billed for the respective month. The sanction imposed was appealed at the SSPD and has not yet been decided upon.

•                  On June 30, 2017, Codensa was notified of a decision in which the Superintendency of Industry and Commerce (SIC) fined Codensa COP241,309,250 (ThUS$75) on the basis of a complaint filed by Mrs. Claudia Milena Muñoz Triviño. The decision held that Codensa violated the Colombian personal data protection regime by publishing personal information referring to the complainant (her residence address) on Twitter. On December 13, 2017, the SIC issued a decision of October 4, 2017 by which it resolved the appeals filed against the initial decision, confirming the fine. On December 20, 2017, the fine was paid. An action for nullification and restoration of rights has been filed and is awaiting decision.

•                  By order No. 26346 of March 15, 2018 the SIC imposed a fine of COP37,834,434 (ThUS$12) on Codensa, for 339 days of delay in payment for compensation for defective product to a customer. An appeal for reconsideration was filed against the order that imposed the sanction and Codensa is waiting for the Authority to resolve this appeal. Through Court Order No. 10.654 of 2019, on February 7, 2019 the Superintendency of Industry and Commerce reduced the sanction to COP13,727,538 (ThUS$4).

16.           Sociedad Portuaria Central Cartagena (SPCC):

•                  On July 12, we were notified of the Resolution in which the Superintendence of Ports and Transport confirmed, in the instance of reinstatement, a sanction imposed on SPCC for not reporting the information referred to in Circular 88 of 2016, regarding the vehicle service capacity per day and the storage capacity of each port operation. The amount of the sanction is COP18,442,925 (ThUS$6). Appeal for reinstatement and subsidy of appeal was filed, and in this appeal the sanction was confirmed.

17.           Enel Américas S.A.

•                  On June 30, 2019, the General Treasury of the Republic notified the Company regarding a fine for the calculation and payment of the stamp tax for loans of the year 2016, which are considered not to have been paid within the term established by law. The fine has been paid, but as it is considered undue or in excess, the company is discussing its origin and return. The amount is Ch$326,870,680 (ThUS$481).

In relation to the sanctions described above, the Group has set up provisions for ThUS$57,664 as of June 30, 2019 (see Note 24). Although there are other sanctions that also have associated provisions but are not described in this note because they individually represent small amounts, the Administration considers that the provisions recorded adequately cover the risks for sanctions, so they do not expect them additional liabilities to be released to those already registered.

37.           ENVIRONMENT

Environmental expenses for the years ended June 30, 2019 and 2018, are as follows:

				6-30-2019 (Unaudited)						6-30-2018 (Unaudited)
				Disbursements incurred	Disbursements capitalized	Expenses	Disbursements amount in the future	Expected date of	Total disbursements	Total disbursements prior year
Average	Project Name	Description	Project Status	ThUS$	ThUS$	ThUS$	ThUS$	disbursements	ThUS$	ThUS$
EMGESA	Project Central Hidroelectrica El Quimbo	Environmental resource management El Quimbo	In progress	—	—	—	6,881	12-31-2021	6,881	5,040
EDESUR	Contaminating material	Handling of polluting material	In progress	81	81	—	—	—	81	79
	PCBs dismantling	With the 2008 Bill 1196 Colombia hosted the Stockholm Convention and that this fact was regulated with the resolution of the Ministry of the environment 222 in December 15, 2011, recognized the provision for dismantling of transformers contaminated with PCBs.	In progress	372	140	232	7,014	12-31-2027	7,386	—
CODENSA	Nueva Esperanza environmental compensation	Compensations included in Resolution 1061 and Agreement 017 of 2013 of the Ministry of the Environment and the Autonomous Regional Corporation of Cundinamarca, respectively, where the substitution of the protective and productive forest reserve of the upper basin of the Bogotá River is approved, compromising the company to carry out a compensation and reforestation plan in the construction zone of the Nueva Esperanza, Gran sabana and Compartir sub-station.	In progress	205	194	11	87	12-31-2019	291	—
	Preventative activities	Biodiversity protection of the environment	In progress	25	—	25	29	12-31-2019	54	55
	Environmental monitoring	Environmental studies	In progress	23	—	23	98	12-31-2019	121	129
CHINANGO	Waste management	Hazardous waste management	In progress	8	—	8	54	12-31-2019	61	63
	Mitigation and restoration	Soil and water protection and recovery	In progress	—	—	—	6	12-31-2019	6	—
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	128	—	128	305	12-31-2019	433	443

	Preventative activities	Biodiversity protection of the environment	In progress	132	—	132	161	12-31-2019	293	304
	Environmental monitoring	Environmental studies	In progress	61	—	61	258	12-31-2019	319	182
ENEL GENERACIÓN PERÚ	Waste management	Hazardous waste management	In progress	88	—	88	235	12-31-2019	324	317
	Mitigation and restoration	Soil and water protection and recovery	In progress	—	—	—	47	12-31-2019	47	37
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	63	—	63	147	12-31-2019	210	259
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	10	—	10	99	12-31-2019	109	223
Total				1,196	415	781	15,421		16,616	7,131

				6-30-2018 (Unaudited)
Average	Project Name	Description	Project Status	Disbursements incurred ThUS$	Disbursements capitalized ThUS$	Expenses ThUS$	Disbursements amount in the future ThUS$	Expected date of disbursements	Total disbursements ThUS$
EMGESA	Project Central Hidroelectrica El Quimbo	Environmental resource management El Quimbo	In progress	—	—	—	5,040	12-31-2020	5,040
EDESUR	Contaminating material	Handling of polluting material	In progress	79	—	79	—	—	79
	Preventing activities	Biodiversity protection of the environment	In progress	—	—	—	55	12-31-2018	55
	Environmental monitoring	Environmental studies	In progress	33	—	33	96	12-31-2018	129
CHINANGO	Waste management	Hazardous waste management	In progress	12	—	12	50	12-31-2018	63
	Mitigation and restoration	Soil and water protection and recovery	In progress	—	—	—	—	12-31-2018	—
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	279	—	279	165	12-31-2018	443
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	4	—	4	15	12-31-2018	18
	Preventing activities	Biodiversity protection, sewage water treatment	In progress	150	—	150	154	12-31-2018	304
	Environmental studies	Environmental studies	In progress	138	—	138	43	12-31-2018	182
ENEL GENERACIÓN PERÚ	Waste management	Hazardous waste management	In progress	127	—	127	190	12-31-2018	317
	Mitigation and restoration	Soil and water protection and recovery	In progress	2	—	2	35	12-31-2018	37
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	79	—	79	179	12-31-2018	259
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	69	—	69	153	12-31-2018	223
Total				972	—	972	6,175		7,149

38.           FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of June 30, 2019 and December 31, 2018, summarized financial information of our principal subsidiaries prepared under IFRS is as follows:

	6-30-2019 (Unaudited)
	Financial	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enel Argentina S.A.	Separate	44,368	122,915	167,283	168	—	167,115	167,283	—	—	—	(928)	(928)	236	39,022	(161)	38,861	(17,135)	21,726
Enel Generación Costanera S.A.	Separate	107,551	290,112	397,663	134,990	90,400	172,273	397,663	129,055	(52,195)	76,860	52,947	32,678	11,614	44,387	6,458	50,845	(13,166)	37,679
Enel Generación El Chocón S.A.	Separate	119,081	345,280	464,361	83,061	88,551	292,749	464,361	36,764	(2,288)	34,476	30,019	22,223	17,546	40,493	(11,247)	29,246	(28,515)	731
Empresa Distribuidora Sur S.A.	Separate	339,666	1,569,965	1,909,631	581,696	466,740	861,195	1,909,631	893,469	(445,174)	448,295	292,879	234,280	20,085	254,377	(78,655)	175,722	(74,925)	100,797
Enel Trading Argentina S.R.L	Separate	20,038	1,154	21,192	18,352	—	2,840	21,192	3,618	(611)	3,007	1,696	1,596	3	1,599	(504)	1,095	(191)	904
Dock Sud S.A.	Separate	48,246	282,693	330,939	34,959	50,921	245,059	330,939	54,150	(23,659)	30,491	25,161	8,865	13,837	22,859	5,206	28,065	(23,700)	4,365
Grupo Enel Argentina	Consolidated	324,935	992,631	1,317,566	211,433	158,070	948,063	1,317,566	165,583	(54,483)	111,100	81,044	52,979	41,626	171,719	(7,752)	163,967	(87,810)	76,157
Enel Brasil S.A.	Separate	1,911,519	3,976,887	5,888,406	2,953,096	226,423	2,708,887	5,888,406	47	(49)	(2)	(27,253)	(27,396)	(85,745)	75,618	18,225	93,843	40,226	134,069
Enel Generación Fortaleza S.A.	Separate	192,405	171,593	363,998	165,733	591	197,674	363,998	145,261	(72,806)	72,455	66,775	60,022	17,075	77,098	(26,323)	50,775	1,315	52,090
EGP Cachoeira Dourada S.A.	Separate	310,475	103,273	413,748	285,512	3,184	125,052	413,748	244,895	(181,342)	63,553	56,777	53,431	(1,390)	52,041	(17,102)	34,939	5,771	40,710
EGP Volta Grande	Separate	87,911	362,364	450,275	276,446	7,280	166,549	450,275	52,179	(19,125)	33,054	30,969	30,968	(6,482)	24,487	(7,869)	16,618	7,255	23,873
Enel Cien S.A.	Separate	100,961	179,980	280,941	10,258	17,859	252,824	280,941	37,895	(568)	37,327	32,354	25,895	6,233	32,128	(10,588)	21,540	6,420	27,960
Compañía de Transmisión del Mercosur S.A.	Separate	8,586	1,594	10,180	48,465	7,373	(45,658)	10,180	671	—	671	510	(226)	(157)	(383)	162	(221)	4,966	4,745
Transportadora de Energía S.A.	Separate	6,433	5,288	11,721	49,357	9,302	(46,938)	11,721	651	—	651	429	(421)	252	(169)	181	12	5,132	5,144
Enel Distribución Ceará S.A.	Separate	583,731	1,765,768	2,349,499	519,492	1,032,721	797,286	2,349,499	650,704	(480,317)	170,387	86,726	42,324	(6,295)	36,029	(2,042)	33,987	13,252	47,239
Enel Distribución Rio S.A.	Separate	875,407	2,021,662	2,897,069	790,587	1,159,086	947,396	2,897,069	777,909	(525,706)	252,203	145,715	68,171	(47,520)	20,651	(6,981)	13,670	15,229	28,899
Enel Distribución Goias S.A.	Separate	716,935	2,492,459	3,209,394	607,745	1,154,468	1,447,181	3,209,394	752,749	(522,932)	229,817	120,731	62,614	(28,825)	33,789	(15,507)	18,282	23,147	41,429
Enel X Brasil S.A.	Separate	11,331	13,260	24,591	8,661	355	15,575	24,591	7,587	(2,652)	4,935	(2,356)	(2,423)	(31)	(2,454)	3	(2,451)	248	(2,203)
Enel Distribuicao Sao Paulo S.A.	Separate	1,598,164	5,721,814	7,319,978	1,538,439	4,062,689	1,718,850	7,319,978	1,766,528	(1,306,075)	460,453	254,958	116,442	(59,700)	56,742	(15,437)	41,305	24,665	65,970
Grupo Enel Brasil	Consolidated	4,559,214	13,524,903	18,084,117	6,754,551	7,665,161	3,664,405	18,084,117	4,164,522	(2,840,664)	1,323,858	765,674	428,733	(255,238)	173,495	(83,276)	90,219	59,753	149,972
Emgesa S.A. E.S.P.	Separate	203,371	2,551,876	2,755,247	483,033	978,439	1,293,775	2,755,247	612,172	(213,854)	398,318	365,330	329,025	(41,808)	287,218	(92,622)	194,596	38,053	232,649
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	346,950	1,766,076	2,113,026	509,341	754,560	849,125	2,113,026	827,973	(479,216)	348,757	270,188	204,272	(29,715)	174,560	(56,042)	118,518	24,124	142,642
Enel Perú, S.A.C.	Separate	37,668	1,411,960	1,449,628	52,818	10,936	1,385,874	1,449,628	11	—	11	(141)	(141)	23	75,228	(8)	75,220	34,660	109,880
Enel Generación Perú S.A.	Separate	333,842	929,342	1,263,184	149,685	237,195	876,304	1,263,184	226,930	(87,799)	139,131	110,011	84,359	(3,564)	86,255	(25,517)	60,738	22,598	83,336
Chinango S.A.C.	Separate	13,101	139,375	152,476	10,667	26,777	115,032	152,476	20,846	(2,619)	18,227	15,740	13,600	(284)	13,316	(3,830)	9,486	3,101	12,587
Enel Generación Piura S.A.	Separate	80,971	175,354	256,325	66,810	37,052	152,463	256,325	40,323	(13,839)	26,484	22,135	16,344	296	16,639	(4,942)	11,697	3,795	15,492
Enel Distribución Perú S.A.	Separate	135,230	1,270,548	1,405,778	257,344	480,663	667,771	1,405,778	479,515	(309,760)	169,755	133,251	104,512	(11,952)	92,560	(27,160)	65,400	16,449	81,849
Grupo Enel Perú	Consolidated	501,852	2,478,436	2,980,288	446,034	791,990	1,742,264	2,980,288	688,463	(336,010)	352,453	280,897	218,574	(15,570)	203,004	(61,457)	141,547	80,603	222,150

	12-31-2018
	Financial	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enel Argentina S.A.	Separate	6,657	139,508	146,165	776	—	145,389	146,165	—	—	—	(618)	(618)	2,812	3,657	(669)	2,988	(138,136)	(135,148)
Enel Generación Costanera S.A.	Separate	132,613	267,952	400,565	136,446	99,309	164,810	400,565	162,894	(15,271)	147,623	103,430	89,235	19,250	108,963	(17,345)	91,618	(43,235)	48,383
Enel Generación El Chocón S.A.	Separate	95,054	370,645	465,699	82,599	85,399	297,701	465,699	67,134	(4,675)	62,459	53,087	32,994	106,969	141,617	(51,466)	90,151	(130,515)	(40,364)
Empresa Distribuidora Sur S.A.	Separate	312,128	1,381,972	1,694,100	710,707	347,653	635,740	1,694,100	1,189,950	(729,223)	460,727	179,203	77,990	127,247	205,078	(101,101)	103,977	(347,881)	(243,904)
Enel Trading Argentina S.R.L	Separate	14,550	1,008	15,558	13,940	—	1,618	15,558	4,738	(305)	4,433	1,357	1,083	(2,456)	(1,370)	(408)	(1,778)	(571)	(2,349)
Grupo Dock Sud S.A.	Consolidated	55,921	263,659	319,580	63,756	55,240	200,584	319,580	94,769	(20,986)	73,783	58,725	33,999	35,743	69,850	(29,790)	40,060	(104,651)	(64,591)
Grupo Enel Argentina	Consolidated	263,345	916,274	1,179,619	221,534	182,169	775,916	1,179,619	229,458	(19,945)	209,513	155,467	121,179	140,459	307,883	(72,221)	235,662	(355,051)	(119,389)
Enel Brasil S.A.	Separate	1,681,474	3,892,112	5,573,586	2,720,641	225,312	2,627,633	5,573,586	174	(96)	78	(46,334)	(46,374)	(119,900)	(106,575)	44,864	(61,711)	(441,136)	(502,847)
Enel Generación Fortaleza S.A.	Separate	140,483	189,912	330,395	123,850	60,960	145,585	330,395	211,536	(207,475)	4,061	(6,852)	(16,483)	(5,857)	(22,340)	7,309	(15,031)	(25,888)	(40,919)
EGP Cachoeira Dourada S.A.	Separate	301,315	103,975	405,290	244,418	3,075	157,797	405,290	540,344	(417,506)	122,838	109,049	102,351	7,959	110,311	(37,719)	72,592	(18,168)	54,424
EGP Volta Grande	Separate	94,170	355,666	449,836	274,015	—	175,821	449,836	81,939	(10,644)	71,295	68,654	68,653	(15,031)	53,622	(18,732)	34,890	(30,953)	3,937
Enel Cien S.A.	Separate	120,897	183,601	304,498	9,403	18,424	276,671	304,498	82,608	(1,626)	80,982	72,831	56,219	31,686	87,905	(29,729)	58,176	(40,853)	17,323
Compañía de Transmisión del Mercosur S.A.	Separate	9,097	2,196	11,293	50,940	2,493	(42,140)	11,293	1,193	—	1,193	716	(650)	(21,535)	(22,185)	44	(22,141)	13,101	(9,040)
Transportadora de Energía S.A.	Separate	6,912	5,755	12,667	50,780	5,431	(43,544)	12,667	1,140	—	1,140	591	(986)	(21,519)	(22,506)	(176)	(22,682)	13,664	(9,018)
Enel Distribución Ceará S.A.	Separate	538,216	1,209,995	1,748,211	517,761	440,495	789,955	1,748,211	1,410,602	(1,037,015)	373,587	213,754	140,035	(17,507)	122,528	(22,092)	100,436	(128,063)	(27,627)
Enel Distribución Rio S.A.	Separate	611,450	1,964,754	2,576,204	865,349	781,211	929,644	2,576,204	1,510,676	(1,026,864)	483,812	294,177	172,577	(96,634)	75,943	(27,646)	48,297	(152,089)	(103,792)
Enel Distribución Goias S.A.	Separate	694,885	2,478,860	3,173,745	613,692	1,154,300	1,405,753	3,173,745	1,541,938	(1,106,151)	435,787	254,481	157,911	(51,253)	107,044	318,307	425,351	(199,597)	225,754
Enel X Brasil S.A.	Separate	14,153	9,180	23,333	5,512	42	17,779	23,333	17,882	(8,136)	9,746	(559)	(1,412)	(169)	(1,581)	394	(1,187)	(2,104)	(3,291)
Enel Distribución Sao Paulo S.A.	Separate	1,535,494	4,426,898	5,962,392	1,438,355	2,871,158	1,652,879	5,962,392	2,459,201	(1,914,222)	544,979	243,789	137,736	(98,509)	39,227	(17,209)	22,018	(202,092)	(180,074)
Grupo Enel Brasil	Consolidated	4,112,113	11,587,158	15,699,271	6,524,502	5,555,695	3,619,074	15,699,271	7,492,092	(5,366,693)	2,125,399	1,201,286	766,565	(435,467)	331,484	217,615	549,099	(689,804)	(140,705)
Emgesa S.A. E.S.P.	Separate	336,791	2,511,365	2,848,156	510,844	1,032,101	1,305,211	2,848,156	1,259,471	(478,264)	781,207	707,149	633,075	(101,981)	531,118	(185,554)	345,564	(117,250)	228,314
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	414,711	1,686,783	2,101,494	650,760	598,455	852,279	2,101,494	1,713,801	(1,032,452)	681,349	522,969	389,002	(57,795)	331,372	(125,242)	206,130	(81,177)	124,953
Enel Perú, S.A.C.	Separate	36,807	1,376,103	1,412,910	69,295	10,460	1,333,155	1,412,910	—	—	—	337	337	(4,852)	185,519	—	185,519	(56,062)	129,457
Enel Generación Perú S.A.	Separate	333,468	914,287	1,247,755	169,579	234,383	843,793	1,247,755	653,276	(336,615)	316,661	257,625	209,490	13,325	263,975	(69,105)	194,870	(35,507)	159,363
Chinango S.A.C.	Separate	5,798	137,059	142,857	7,946	25,562	109,349	142,857	54,434	(15,469)	38,965	33,910	29,643	(255)	29,388	(8,562)	20,826	(4,445)	16,381
Enel Generación Piura S.A.	Separate	85,080	175,196	260,276	51,046	68,377	140,853	260,276	89,395	(37,266)	52,129	42,112	30,028	(4,368)	25,685	(8,003)	17,682	(6,155)	11,527
Enel Distribución Perú S.A.	Separate	112,287	1,210,429	1,322,716	268,883	431,856	621,977	1,322,716	912,950	(610,701)	302,249	232,137	175,848	(22,150)	153,693	(49,024)	104,669	(25,666)	79,003
Grupo Enel Perú	Consolidated	488,824	2,401,685	2,890,509	490,068	770,021	1,630,420	2,890,509	1,505,635	(798,330)	707,305	564,020	443,246	(18,583)	451,681	(134,059)	317,622	(127,835)	189,787

39.           SUBSEQUENT EVENTS

Enel Américas

July 26, 2019 marked the end of the first period to exercise the preferential option to subscribe the 18,729,788,686 new ordinary shares that were issued to fund the capital increase agreed at the extraordinary shareholders’ meeting of the Company held on April 30, 2019 (the “Meeting”). During such period, both in the local and US markets, a total of 18,224,843,129 shares were subscribed and paid in, representing 97.3% of the total new shares issued to fund the aforementioned capital increase, raising a total of approximately US$ 2,954,396,773. And a total of 504,945,557 new shares, amounting to approximately US$81,855,822 were left pending subscription and payment.

The Meeting authorized the Company to open a second period to exercise a preferential subscription for the shares which were not subscribed in the first preferential subscription period and those relating to the fractions arising from the pro rata among shareholders will be offered for subscription. The second preferential subscription period will have a duration of 24 days in Chile and the new shares will be offered at the same price as that at which they were offered during the first preferential subscription period, I.e., US$0.162108214203236 per share. These new shares must be paid in cash upon subscription, in dollars of the United States of America or in their equivalent in Chilean pesos —the official currency of Chile— as per the exchange rate published by the Central Bank of Chile (referred to “Observed Dollar”) in the Official Gazette on the respective payment date.

The second preferential subscription period in Chile will start on August 6, 2019. Participation in this second period is restricted only to those shareholders or their assignees who had subscribed and paid in shares during the first preferential subscription period and are shareholders in the Company at the midnight of the 5th business day prior to the commencement of the second preferential subscription period. Within the second preferential subscription period, 504,945,557 new ordinary shares will be offered on a preferential basis to the shareholders of the Company, who will have the right to subscribe 0.0277064418840738 new shares per each share that they had subscribed and paid in during the first preferential subscription period.

There have been no other subsequent events between July 01, 2019 and the issuance date of these financial statements.

APPENDIX 1 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of these consolidated financial statements.

The detail of assets and liabilities denominated in foreign currency is as follows:

	6-30-2019 (Unaudited)
	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Total
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	44,123	320,620	3,095	74,892	163,475	65,307	737,938	1,409,450
Other current financial assets	120	10,633	—	32,657	496	—	192,499	236,405
Other current non-financial assets	6,091	3,336	1,068	20,271	56,655	31,119	281,724	400,264
Trade and other current receivables	1,530	108,786	—	204,736	147,946	366,504	3,029,839	3,859,341
Current accounts receivable from related parties	2,509	45	2,300	1,598	2,274	415	3,794	12,935
Inventories	—	5,235	208	81,698	45,754	16,488	233,997	383,380
Current tax assets	248	—	—	—	948	2,742	55,369	59,307
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners	—	—	—	5,916	—	—	—	5,916

TOTAL CURRENT ASSETS	54,621	448,655	6,671	421,768	417,548	482,575	4,535,160	6,366,998

NON-CURRENT ASSETS
Other non-current financial assets	—	—	—	183	—	381	2,992,254	2,992,818
Other non-current non-financial assets	2,980	—	—	13,107	2,729	2,862	2,894,249	2,915,927
Trade and other non-current receivables	58	357,513	—	41,752	—	6,392	353,847	759,562
Non-current accounts receivable from related parties	—	—	—	—	—	95	1,232	1,327
Investments accounted for using the equity method	—	—	—	144	—	1,565	—	1,709
Intangible assets other than goodwill	—	—	—	103,106	59,821	26,370	5,677,210	5,866,507
Goodwill	—	543,801	—	5,994	—	5,205	671,664	1,226,664
Property, plant and equipment	13	40	—	4,155,965	2,415,823	2,068,873	481,654	9,122,368
Investment property	—	—	—	—	—	—	10,795	10,795
Deferred tax assets	—	—	—	7	63	11,883	435,077	447,030

TOTAL NON CURRENT ASSETS	3,051	901,354	—	4,320,258	2,478,436	2,123,626	13,517,982	23,344,707

TOTAL ASSETS	57,672	1,350,009	6,671	4,742,026	2,895,984	2,606,201	18,053,142	29,711,705

	12-31-2018
	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Total
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	151,716	513,668	2,436	372,360	129,263	101,207	633,635	1,904,285
Other current financial assets	102	46,395	—	24,434	—	—	139,462	210,393
Other current non-financial assets	5,544	5,198	—	8,850	46,391	21,088	220,661	307,732
Trade and other current receivables	956	32,184	—	217,987	116,631	381,858	2,801,406	3,551,022
Current accounts receivable from related parties	2,111	1,510	2,052	1,203	2,220	476	4,765	14,337
Inventories	—	5,235	208	57,118	43,532	24,191	209,114	339,398
Current tax assets	215	—	—	4	2,282	160	48,333	50,994
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners	—	—	—	5,825	—	—	—	5,825

TOTAL CURRENT ASSETS	160,644	604,190	4,696	687,781	340,319	528,980	4,057,376	6,383,986

NON-CURRENT ASSETS
Other non-current financial assets	—	34,133	—	598	—	14	2,761,730	2,796,475
Other non-current non-financial assets	3,414	2,165	—	8,753	—	927	1,125,449	1,140,708
Trade and other non-current receivables	58	242,409	—	40,003	—	166,877	457,161	906,508
Non-current accounts receivable from related parties	—	—	—	—	—	108	1,544	1,652
Investments accounted for using the equity method	—	—	—	—	—	2,596	—	2,596
Intangible assets other than goodwill	—	—	—	95,095	56,200	22,170	5,653,824	5,827,289
Goodwill	—	—	—	19,245	197,010	26,255	963,060	1,205,570
Property, plant and equipment	—	43	—	4,050,353	2,345,485	1,854,742	436,204	8,686,827
Investment property	—	—	—	—	—	—	11,708	11,708
Deferred tax assets	—	—	—	1	—	10	433,026	433,037

TOTAL NON CURRENT ASSETS	3,472	278,750	—	4,214,048	2,598,695	2,073,699	11,843,706	21,012,370

TOTAL ASSETS	164,116	882,940	4,696	4,901,829	2,939,014	2,602,679	15,901,082	27,396,356

	6-30-2019 (Unaudited)
	Unidad de Fomento		Chilean Peso		Dollar		Euro		Colombian Peso		Peruvian Sol		Argentine Peso		Brazilian Real		Other currencies		Total
	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
LIABILITIES	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	2	6,596	1	—	19,045	759,013	—	—	99,662	199,123	33,661	15,589	96	7	267,764	166,419	—	—	420,231	1,146,747
Trade and other current payables	—	—	25,284	—	33,659	—	19,621	—	401,473	71,831	197,999	—	530,560	112	1,909,055	595,672	2	—	3,117,653	667,615
Current accounts payable to related parties	—	—	7,214	—	751	897	63,982	77,818	1,944	—	1,462	—	5,642	349	1,761,591	1,059,795	—	—	1,842,586	1,138,859
Other current provisions	—	—	1,227	—	4	—	—	—	—	30,691	14,851	45,716	52,031	—	11,769	110,660	—	—	79,882	187,067
Current tax liabilities	—	—	—	—	—	—	—	—	6	28,151	10,772	—	82,252	—	6,330	—	—	—	99,360	28,151
Other current non-financial liabilities	—	—	(11)	—	226	—	915	—	13,219	8,126	37,204	748	43,761	—	129,033	37,494	—	—	224,347	46,368
Liabilities associated with disposal groups held for sale or for distribution to owners	—	—	—	—	—	—	—	—	—	3,895	—	—	—	—	—	—	—	—	—	3,895
TOTAL CURRENT LIABILITIES	2	6,596	33,715	—	53,685	759,910	84,518	77,818	516,304	341,817	295,949	62,053	714,342	468	4,085,542	1,970,040	2	—	5,784,059	3,218,702

	Unidad de Fomento		Chilean Peso		Dollar		Euro		Colombian Peso		Peruvian Sol		Argentine Peso		Brazilian Real		Other currencies		Total
	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
NON-CURRENT LIABILITIES
Other non-current financial liabilities	13,976	—	—	—	540,166	611,702	—	—	1,051,226	465,018	197,940	239,270	15	—	1,871,013	415,859	—	—	3,674,336	1,731,849
Trade and other non-current payables	—	—	—	—	—	—	—	—	—	—	10,452	—	216,459	—	2,454,579	19,998	—	—	2,681,490	19,998
Other long-term provisions	—	—	—	—	—	—	—	—	38,738	5,611	3,997	18,132	27,833	—	586,136	378,354	—	—	656,704	402,097
Deferred tax liabilities	—	—	—	3,940	—	—	—	—	32,230	10,418	60,759	190,735	307,254	—	19,071	—	—	—	419,314	205,093
Non-current provisions for employee benefits	—	—	—	2,639	—	—	—	—	37,363	86,121	5,290	—	14,573	—	740,090	450,703	—	—	797,316	539,463
Other non-current non-financial liabilities	—	—	—	—	—	—	—	—	6,274	—	3,991	21,675	68,244	—	4,401	—	—	—	82,910	21,675
TOTAL NON-CURRENT LIABILITIES	13,976	—	—	6,579	540,166	611,702	—	—	1,165,831	567,168	282,429	469,812	634,378	—	5,675,290	1,264,914	—	—	8,312,070	2,920,175
TOTAL LIABILITIES	13,978	6,596	33,715	6,579	593,851	1,371,612	84,518	77,818	1,682,135	908,985	578,378	531,865	1,348,720	468	9,760,832	3,234,954	2	—	14,096,129	6,138,877

	12-31-2018
	Unidad de Fomento		Chilean Peso		Dollar		Euro		Colombian Peso		Peruvian Sol		Argentine Peso		Brazilian Real		Other currencies		Total
	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
LIABILITIES	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	—	6,197	—	—	103,871	689,178	—	—	286,666	103,506	12,738	89,167	—	—	144,161	212,615	—	—	547,436	1,100,663
Trade and other current payables	—	—	43,723	—	47,292	1,576	147,351	—	511,836	23,344	200,223	—	473,457	205,816	2,056,420	405,209	—	—	3,480,302	635,945
Current accounts payable to related parties	—	—	9,120	—	1,122	—	316,215	—	1,176	—	985	—	3,208	—	12,455	2,652,387	—	—	344,281	2,652,387
Other current provisions	—	—	1,164	—	—	—	—	25,516	—	10,325	14,768	44,555	362	131,232	89,466	105,475	—	—	105,760	317,103
Current tax liabilities	—	—	—	—	—	—	—	52,340	21,562	—	13,435	—	57,579	32,043	15,965	—	—	—	108,541	84,383
Other current non-financial liabilities	—	—	192	—	—	3,091	—	—	16,588	7,276	28,177	730	23,704	—	139,333	51,029	—	—	207,994	62,126
Liabilities associated with disposal groups held for sale or for distribution to owners	—	—	3,835	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,835	—
TOTAL CURRENT LIABILITIES	—	6,197	58,034	—	152,285	693,845	463,566	77,856	837,828	144,451	270,326	134,452	558,310	369,091	2,457,800	3,426,715	—	—	4,798,149	4,852,607

	Unidad de Fomento		Chilean Peso		Dollar		Euro		Colombian Peso		Peruvian Sol		Argentine Peso		Brazilian Real		Other currencies		Total
	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years	13 months to 5 years	more than 5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
NON-CURRENT LIABILITIES
Other non-current financial liabilities	16,601	—	—	—	556,492	611,187	—	—	894,254	534,298	198,472	194,670	—	—	1,321,266	294,628	—	—	2,987,085	1,634,783
Trade and other non-current payables	—	—	—	—	4,606	—	—	—	—	—	10,460	—	190,779	—	695,311	31,900	—	—	901,156	31,900
Other long-term provisions	—	—	—	—	—	—	—	—	5,349	34,991	3,669	16,946	23,106	39	733,441	546,435	—	—	765,565	598,411
Deferred tax liabilities	—	—	8,374	—	—	—	—	—	29,177	3,446	60,629	189,000	83,006	161,250	11,188	—	—	—	192,374	353,696
Non-current provisions for employee benefits	—	—	—	2,613	—	—	—	—	37,026	86,126	5,130	—	7,627	6,972	750,260	447,753	—	—	800,043	543,464
Other non-current non-financial liabilities	—	—	—	—	4,149	—	—	—	5,892	—	3,893	21,625	64,993	—	4,671	—	—	—	83,598	21,625
TOTAL NON-CURRENT LIABILITIES	16,601	—	8,374	2,613	565,247	611,187	—	—	971,698	658,861	282,253	422,241	369,511	168,261	3,516,137	1,320,716	—	—	5,729,821	3,183,879
TOTAL LIABILITIES	16,601	6,197	66,408	2,613	717,532	1,305,032	463,566	77,856	1,809,526	803,312	552,579	556,693	927,821	537,352	5,973,937	4,747,431	—	—	10,527,970	8,036,486

APPENDIX 2 ADDITIONAL INFORMATION OFFICIAL BULLETIN No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of these consolidated financial statements.

a)                 Portfolio stratification

•                      Trade and other receivables by time in arrears:

	6-30-2019 (Unaudited)
	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
Trade and other current receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,584,090	651,052	143,932	1,009,474	3,388,548	134,260
Impairment provision	(39,972)	(22,346)	(30,568)	(635,316)	(728,202)	(22,769)
Other receivables, gross	1,298,817	—	—	—	1,298,817	703,931
Impairment provision	(99,822)	—	—	—	(99,822)	(55,860)
Total	2,743,113	628,706	113,364	374,158	3,859,341	759,562

	12-31-2018
	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
Trade and other current receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,557,837	490,061	173,268	796,303	3,017,469	171,513
Impairment provision	(41,013)	(37,505)	(39,952)	(634,130)	(752,600)	—
Other receivables, gross	1,332,904	—	—	—	1,332,904	735,509
Impairment provision	(46,751)	—	—	—	(46,751)	(514)
Total	2,802,977	452,556	133,316	162,173	3,551,022	906,508

•                      By type of portfolio:

	6-30-2019 (Unaudited)
	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
Time in Arrears	Number of customers	Gross amount ThUS$	Number of customers	Gross amount ThUS$	Number of customers	Gross amount ThUS$
Up-to-date	9,715,760	1,570,783	1,616,182	147,567	11,331,942	1,718,350
1 to 30 days	10,922,144	391,830	279,075	20,845	11,201,219	412,675
31 to 60 days	3,127,016	152,685	172,291	12,009	3,299,307	164,694
61 to 90 days	1,742,774	64,110	130,387	9,573	1,873,161	73,683
91 to 120 days	1,042,557	43,174	101,162	7,612	1,143,719	50,786
121 to 150 days	974,154	46,012	95,957	7,111	1,070,111	53,123
151 to 180 days	926,009	33,143	87,558	6,880	1,013,567	40,023
181 to 210 days	675,188	44,192	71,299	5,998	746,487	50,190
211 to 250 days	463,688	39,537	69,655	5,925	533,343	45,462
More than 251 days	10,274,791	849,378	1,027,927	64,444	11,302,718	913,822
Total	39,864,081	3,234,844	3,651,493	287,964	43,515,574	3,522,808

	12-31-2018
	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
Time in Arrears	Number of customers	Gross amount ThUS$	Number of customers	Gross amount ThUS$	Number of customers	Gross amount ThUS$
Up-to-date	9,918,200	1,580,102	1,679,833	149,248	11,598,033	1,729,350
1 to 30 days	8,803,920	302,656	257,244	19,796	9,061,164	322,452
31 to 60 days	2,917,248	100,061	148,625	11,193	3,065,873	111,254
61 to 90 days	1,802,108	48,054	105,881	8,301	1,907,989	56,355
91 to 120 days	1,460,121	50,898	95,138	7,475	1,555,259	58,373
121 to 150 days	1,304,234	62,862	79,043	6,173	1,383,277	69,035
151 to 180 days	1,111,148	40,651	72,756	5,209	1,183,904	45,860
181 to 210 days	683,370	37,456	70,761	4,883	754,131	42,339
211 to 250 days	482,245	26,603	58,518	4,447	540,763	31,050
More than 251 days	6,830,315	667,658	852,817	55,256	7,683,132	722,914
Total	35,312,909	2,917,001	3,420,616	271,981	38,733,525	3,188,982

b)                 Portfolio in default and in legal collection process

	Balance as of		Balance as of
	6-30-2019 (Unaudited)		6-30-2018 (Unaudited)
Portfolio in Default and in Legal Collection Process	Number of customers	Amount ThUS$	Number of customers	Amount ThUS$
Notes receivable in default	608,351	90,500	406,382	60,239
Notes receivable in legal collection process (*)	10,027	44,603	10,576	30,662
Total	618,378	135,103	416,958	90,901

(*)     Legal collections are included in the portfolio in arrears.

c)                  Provisions and write-offs

	Balance as of
	6-30-2019 (Unaudited)	12-31-2018
Provisions and write-offs	ThUS$	ThUS$
Provision for non-renegotiated portfolio	96,178	214,062
Provision for renegotiated portfolio	10,029	28,119
Recoveries	15,297	(127,510)
Total	121,504	114,671

d)                 Number and amount of operations:

	Balance as of
	6-30-2019 (Unaudited)		12-31-2018
	Total detail by type of transaction Last Quarter	Total detail by type of operation Year-to-date	Total detail by type of transaction Last Quarter	Total detail by type of operation Year-to-date
Number and Amount of Transactions	ThUS$	ThUS$	ThUS$	ThUS$
Impairment provision and recoveries:
Number of transactions	865,562	1,348,959	2,083,622	5,122,894
Amount of the transactions	84,808	121,504	85,139	114,671

APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of these consolidated financial statements.

a)                 Portfolio stratification

•                      Trade receivables by time in arrears:

	6-30-2019 (Unaudited)
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Trade receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	298,774	20,060	10,907	3,503	7,742	3,789	1,796	969	2,151	60,997	159,985	570,673	26
• Large Clients	84,053	20,022	8,257	71	87	83	—	—	—	3,043	5	115,621	—
• Institutional Clients	158,132	—	—	—	—	—	—	—	—	—	232	158,364	—
• Other	56,589	38	2,650	3,432	7,655	3,706	1,796	969	2,151	57,954	159,748	296,688	26
Impairment provision	(30,605)	(74)	(272)	(71)	(87)	(73)	—	—	—	(3,043)	(64,702)	(98,927)	—

Unbilled services	225,277	—	—	—	—	—	—	—	—	—	—	225,277	—
Billed services	73,497	20,060	10,907	3,503	7,742	3,789	1,796	969	2,151	60,997	159,985	345,396	26

Trade receivables, Distribution	1,285,316	392,615	153,787	70,180	43,044	49,334	38,227	49,221	43,311	99,802	593,038	2,817,875	134,234
• Mass-market Clients	719,937	293,612	122,520	43,274	28,846	29,263	26,311	36,785	28,512	65,366	392,125	1,786,551	37,480
• Large Clients	406,320	68,327	18,238	10,302	6,330	12,298	4,874	6,627	7,194	13,023	125,180	678,713	15,103
• Institutional Clients	159,059	30,676	13,029	16,604	7,868	7,773	7,042	5,809	7,605	21,413	75,733	352,611	81,651
Impairment provision	(9,367)	(3,490)	(8,960)	(9,479)	(8,576)	(12,826)	(9,006)	(35,377)	(26,715)	(56,027)	(449,452)	(629,275)	(22,769)

Unbilled services	573,152	—	—	—	—	—	—	—	—	—	—	573,152	—
Billed services	712,164	392,615	153,787	70,180	43,044	49,334	38,227	49,221	43,311	99,802	593,038	2,244,723	134,234

Total trade receivables, gross	1,584,090	412,675	164,694	73,683	50,786	53,123	40,023	50,190	45,462	160,799	753,023	3,388,548	134,260
Total impairment provision	(39,972)	(3,564)	(9,232)	(9,550)	(8,663)	(12,899)	(9,006)	(35,377)	(26,715)	(59,070)	(514,154)	(728,202)	(22,769)
Total trade receivables, net	1,544,118	409,111	155,462	64,133	42,123	40,224	31,017	14,813	18,747	101,729	238,869	2,660,346	111,491

Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

•                      Mass-market clients

•                      Large clients

•                      Institutional clients

	12-31-2018
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Trade receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	301,319	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	25,624	133,193	558,913	57,636
- Large Clients	70,039	24,111	8,111	177	398	44	73	393	929	3,023	—	107,298	—
- Institutional Clients	149,070	—	—	—	—	—	—	—	—	—	—	149,070	57,610
- Other	82,210	705	2,296	2,968	9,598	33,329	11,312	3,166	1,167	22,601	133,193	302,545	26
Impairment provision	(8,511)	—	—	—	—	—	—	(450)	(1)	(3,137)	(63,741)	(75,840)	—

Unbilled services	192,963	—	—	—	—	—	—	—	—	—	—	192,963	—
Billed services	108,356	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	25,624	133,193	365,950	57,636

Trade receivables, Distribution	1,256,518	297,636	100,847	53,210	48,377	35,662	34,475	38,780	28,954	97,831	466,266	2,458,556	113,877
- Mass-market Clients	814,204	199,935	70,102	35,646	30,400	26,350	25,444	29,435	12,870	49,043	312,576	1,606,005	29,211
- Large Clients	303,775	66,027	16,102	8,287	5,207	4,561	3,371	4,261	2,836	10,309	97,111	521,847	13,678
- Institutional Clients	138,539	31,674	14,643	9,277	12,770	4,751	5,660	5,084	13,248	38,479	56,579	330,704	70,988
Impairment provision	(32,502)	(12,850)	(13,486)	(11,169)	(13,552)	(12,538)	(13,862)	(31,088)	(21,767)	(71,428)	(442,518)	(676,760)	—

Unbilled services	613,168	—	—	—	—	—	—	—	—	—	—	613,168	—
Billed services	643,350	297,636	100,847	53,210	48,377	35,662	34,475	38,780	28,954	97,831	466,266	1,845,388	113,877

Total trade receivables, gross	1,557,837	322,452	111,254	56,355	58,373	69,035	45,860	42,339	31,050	123,455	599,459	3,017,469	171,513
Total impairment provision	(41,013)	(12,850)	(13,486)	(11,169)	(13,552)	(12,538)	(13,862)	(31,538)	(21,768)	(74,565)	(506,259)	(752,600)	—
Total trade receivables, net	1,516,824	309,602	97,768	45,186	44,821	56,497	31,998	10,801	9,282	48,890	93,200	2,264,869	171,513

•                      By type of portfolio:

	6-30-2019 (Unaudited)
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Type of Portfolio	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	298,773	20,061	10,908	3,503	7,741	3,790	1,796	968	2,151	220,983	—	570,674	26
- Large Clients	84,053	20,022	8,257	71	87	83	—	—	—	3,048	—	115,621	—
- Institutional Clients	158,132	—	—	—	—	—	—	—	—	232	—	158,364	—
- Other	56,588	39	2,651	3,432	7,654	3,707	1,796	968	2,151	217,703	—	296,689	26
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Non-renegotiated portfolio	1,205,903	371,769	141,777	60,607	35,433	42,222	31,347	43,224	37,386	628,395	—	2,598,063	66,081
- Mass-market Clients	665,840	277,880	112,949	36,462	23,521	24,150	21,625	32,902	25,187	419,978	—	1,640,494	12,963
- Large Clients	394,108	65,719	17,304	9,432	5,631	11,692	4,221	5,957	6,732	127,693	—	648,489	7,581
- Institutional Clients	145,955	28,170	11,524	14,713	6,281	6,380	5,501	4,365	5,467	80,724	—	309,080	45,538
Renegotiated portfolio	79,414	20,845	12,009	9,573	7,612	7,111	6,880	5,998	5,925	64,444	—	219,811	68,153
- Mass-market Clients	54,097	15,732	9,570	6,812	5,325	5,112	4,686	3,884	3,325	37,512	—	146,055	24,518
- Large Clients	12,212	2,608	934	870	699	606	653	670	462	10,510	—	30,224	7,522
- Institutional Clients	13,105	2,505	1,505	1,891	1,588	1,393	1,541	1,444	2,138	16,422	—	43,532	36,113

Total gross portfolio	1,584,090	412,675	164,694	73,683	50,786	53,123	40,023	50,190	45,462	913,822	—	3,388,548	134,260

	12-31-2018
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Type of Portfolio	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	301,319	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	158,817	—	558,913	57,636
- Large Clients	70,039	24,111	8,111	178	397	44	73	393	929	3,023	—	107,298	—
- Institutional Clients	149,072	—	—	—	—	—	—	—	—	—	—	149,072	57,610
- Other	82,208	705	2,296	2,967	9,599	33,329	11,312	3,166	1,167	155,794	—	302,543	26
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Non-renegotiated portfolio	1,181,219	277,840	89,654	44,909	40,902	29,489	29,266	33,897	24,507	508,841	—	2,260,524	39,928
- Mass-market Clients	762,509	185,042	61,919	29,969	25,283	22,141	21,982	26,152	10,117	331,232	—	1,476,346	13,080
- Large Clients	291,925	63,756	15,124	7,678	4,579	4,100	2,924	3,838	2,429	98,340	—	494,693	6,716
- Institutional Clients	126,785	29,042	12,611	7,262	11,040	3,248	4,360	3,907	11,961	79,269	—	289,485	20,132
Renegotiated portfolio	75,299	19,796	11,193	8,301	7,475	6,173	5,209	4,883	4,447	55,256	—	198,032	73,949
- Mass-market Clients	51,696	14,894	8,183	5,677	5,119	4,208	3,462	3,282	2,754	30,384	—	129,659	16,132
- Large Clients	11,851	2,271	979	609	627	461	447	422	407	9,081	—	27,155	6,962
- Institutional Clients	11,752	2,631	2,031	2,015	1,729	1,504	1,300	1,179	1,286	15,791	—	41,218	50,855

Total gross portfolio	1,557,837	322,452	111,254	56,355	58,373	69,035	45,860	42,339	31,050	722,914	—	3,017,469	171,513

APPENDIX 2.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of these consolidated financial statements.

Country	COLOMBIA				PERU				ARGENTINA				BRAZIL				TOTAL
	6-30-2019 (Unaudited)		12-31-2018		6-30-2019 (Unaudited)		12-31-2018		6-30-2019 (Unaudited)		12-31-2018		6-30-2019 (Unaudited)		12-31-2018		6-30-2019 (Unaudited)		12-31-2018
	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
BALANCE	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current accounts receivable from related parties	—	—	—	—	—	—	—	—	—	—	—	—	113	14	2,371	18	113	14	2,371	18
Trade and other current receivables	148,330	8,474	146,658	8,102	58,144	13,073	57,805	9,113	36,597	20	194,943	11	595,194	2,672	606,356	8,090	838,265	24,239	1,005,762	25,316
Total Asset Estimate	148,330	8,474	146,658	8,102	58,144	13,073	57,805	9,113	36,597	20	194,943	11	595,307	2,686	608,727	8,108	838,378	24,253	1,008,133	25,334
Current accounts payable to related parties	714	—	—	—	—	—	—	—	—	—	—	—	6,985	399	11,614	123	7,699	399	11,614	123
Trade and other current payables	37,465	11,877	42,348	10,560	51,259	11,849	1,705	8,197	351	35	52,548	—	538,420	132,617	597,734	109,496	627,495	156,378	694,335	128,253
Total Liability Estimate	38,179	11,877	42,348	10,560	51,259	11,849	1,705	8,197	351	35	52,548	—	545,405	133,016	609,348	109,619	635,194	156,777	705,949	128,376

	COLOMBIA				PERU				ARGENTINA				BRAZIL				TOTAL
	6-30-2019 (Unaudited)		6-30-2018 (Unaudited)		6-30-2019 (Unaudited)		6-30-2018 (Unaudited)		6-30-2019 (Unaudited)		6-30-2018 (Unaudited)		6-30-2019 (Unaudited)		6-30-2018 (Unaudited)		6-30-2019 (Unaudited)		6-30-2018 (Unaudited)
	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
INCOME STATEMENT	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Energy sales	148,759	8,498	164,546	8,890	57,705	12,967	53,626	11,250	48,172	20	228,422	36	591,256	2,719	520,504	9,279	845,892	24,204	967,098	29,455
Energy purchases	38,289	11,912	57,290	12,425	50,844	11,754	48,844	10,035	351	35	88,744	—	542,133	132,218	633,357	18,448	631,617	155,919	828,235	40,908

APPENDIX 3 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Group’s financial statements.

	Balance as of				Balance as of
	6-30-2019 (Unaudited)				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers with Payments Up-to-Date	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Up to 30 days	117,100	390,513	884,679	1,392,292	155,973	434,459	1,026,490	1,616,922
From 31 to 60 days	87,179	291,517	136,337	515,033	52,423	182,756	143,397	378,576
From 61 to 90 days	892	25,965	24,266	51,123	13,428	32,421	26,195	72,044
From 91 to 120 days	—	9,539	2,868	12,407	4,111	6,679	10,815	21,605
From 121 to 365 days	6,394	2,121	82,830	91,345	469	5,715	82,893	89,077
More than 365 days	4,037	11,291	193,218	208,546	4,606	11,889	205,251	221,746

Total	215,602	730,946	1,324,198	2,270,746	231,010	673,919	1,495,041	2,399,970

	Balance as of				Balance as of
	6-30-2019 (Unaudited)				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers with Payments Overdue	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Up to 30 days	3,694	54,331	—	58,025	3,089	34,104	—	37,193
From 31 to 60 days	—	—	—	—	—	—	—	—
From 61 to 90 days	—	—	—	—	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 365 days	—	—	—	—	—	—	—	—
More than 365 days	—	380	—	380	—	433	148,585	149,018

Total	3,694	54,711	—	58,405	3,089	34,537	148,585	186,211